As filed with the Securities and Exchange Commission on April 28, 2017

Registration No. 333-206774

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

McGraw-Hill Education, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2731	80-0899290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Penn Plaza

New York, NY 10121

(646) 766-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David B. Stafford, Esq.

Senior Vice President and General Counsel

McGraw-Hill Education, Inc.

2 Penn Plaza

New York, NY 10121

(646) 766-2626

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Byron Rooney, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	$100,000,000	$11,620

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have an option to purchase.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Issuer may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, APRIL 28, 2017

PRELIMINARY PROSPECTUS

McGraw-Hill Education, Inc.

Common Stock

This is the initial public offering of the common stock of McGraw-Hill Education, Inc., a Delaware corporation (the “Issuer”). We are offering             shares of our common stock. No public market currently exists for our common stock.

We have been approved to list our common stock on the New York Stock Exchange under the symbol “MHED.”

We anticipate that the initial public offering price will be between $         and $         per share.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 23 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	Please see “Underwriting (Conflicts of Interest)” for a description of all underwriting compensation payable in connection with this offering.

We have granted the underwriters the option to purchase up to             additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than             shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these securities nor have any of the foregoing authorities passed upon or endorsed the merits of these securities or the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2017.

Credit Suisse	Morgan Stanley	BMO Capital Markets	Goldman, Sachs & Co.	Barclays

Jefferies	RBC Capital Markets	Wells Fargo Securities

Piper Jaffray	Apollo Global Securities

The date of this prospectus is                     , 2017.

Mc Graw Hill Education
Making the science of learning work for you.
ALEKS®
connect®
LEARNSMART®
SMARTBOOK®
Because Learning Changes Everything.™

We and the underwriters have not authorized anyone to give you any information other than that contained in this prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying free writing prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we or the underwriters are not permitted to offer or sell securities under applicable law. The delivery of this prospectus and any accompanying free writing prospectus does not, under any circumstances,

i

mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus and any accompanying free writing prospectus is correct only as of the date of such document, regardless of the time of delivery of this prospectus and any accompanying free writing prospectus or any sale of these securities.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus contains financial statements of McGraw-Hill Education, Inc. (formerly known as Georgia Holdings, Inc.). On March 22, 2013, MHE Acquisition, LLC, acquired all of the outstanding equity interests of certain subsidiaries of The McGraw-Hill Companies, Inc. (“MHC”) pursuant to the Purchase and Sale Agreement, dated as of November 26, 2012 and as amended on March 4, 2013 (collectively, the “Acquired Business”). As a result of this transaction, investment funds affiliated with Apollo Global Management, LLC acquired 100% of MHE Acquisition, LLC. We refer to the purchase of the Acquired Business and the related financing transactions as the “Founding Acquisition.” MHC is now known as S&P Global Inc. See “Prospectus Summary—Corporate Structure” for further information on the Founding Acquisition and our resultant corporate structure.

The Successor period ended December 31, 2013 refers to the period from March 23, 2013 to December 31, 2013, and the Predecessor period ended March 22, 2013 refers to the period from January 1, 2013 to March 22, 2013. The term “Successor” refers to McGraw-Hill Education, Inc. following the Founding Acquisition and the term “Predecessor” refers to McGraw-Hill Education, LLC prior to the Founding Acquisition.

USE OF NON-GAAP FINANCIAL INFORMATION

We have provided Billings, EBITDA and Adjusted EBITDA in this prospectus because we believe they provide investors with additional information to measure our performance and evaluate our ability to service our indebtedness.

Management reviews these measures on a regular basis and uses them to evaluate and manage the performance of our business, make resource allocation decisions and compensate key management personnel as these measures provide comparability from period-to-period as sales of digital solutions represent an increasing percentage of our total sales during this time of transition. We believe that, for the reasons outlined herein, these non-GAAP financial measures provide useful information to investors and provide increased transparency and a better understanding of our business performance trends as a supplement to reported revenue, net income (loss) from continuing operations and operating cash flows. However, these measures should be evaluated only in conjunction with the comparable GAAP financial measures and should not be viewed as alternative or superior measures of GAAP results.

Billings is a non-GAAP sales performance measure that we believe provides useful information in evaluating our period-to-period sales performance because it reflects the total amount of revenue that would have been recognized in a period if we recognized all print and digital revenue at the time of sale. We use Billings as a sales performance measure given that we typically collect full payment for our digital and print solutions at the time of sale or shortly thereafter, but recognize revenue from digital solutions and multi-year deliverables ratably over the term of our customer contracts. As sales of our digital learning solutions have increased, so has the amount of revenue that is deferred in accordance with U.S. GAAP. Billings is a key metric we use to manage our business as it reflects the sales activity in a given period, provides comparability from period-to-period during this time of digital transition and is the basis for all sales incentive compensation. In the K-12 market where customers typically pay for five to eight year contracts upfront and the ongoing costs to service any contractual obligation are limited, the impact of the change in deferred revenue is most significant. Billings is U.S. GAAP revenue plus the net change in deferred revenue.

We believe that the presentation of Adjusted EBITDA which is defined in accordance with our debt agreements is appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future as well as other items to assess our debt covenant compliance, ability to service our indebtedness and make capital allocation decisions in accordance with our debt agreements.

Billings, EBITDA and Adjusted EBITDA are not presentations made in accordance with U.S. GAAP, and our use of these terms varies from others in our industry. Billings, EBITDA and Adjusted EBITDA should not be considered as alternatives to revenue, net income from continuing operations, operating cash flows, or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance, debt covenant compliance or cash flows as measures of liquidity. Billings, EBITDA and Adjusted EBITDA have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Further, EBITDA:

•	excludes certain tax payments that may represent a reduction in cash available to us;

•	does not reflect any cash capital expenditure requirements for assets being depreciated and amortized that may have to be replaced in the future;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness.

In addition, Adjusted EBITDA, as defined in accordance with our debt agreements:

•	includes estimated cost savings and operating synergies, including some adjustments not permitted under Article 11 of Regulation S-X;

•	does not include one-time expenditures, including costs required to realize the synergies referred to above;

•	reflects the net effect of converting deferred revenues and deferred royalties to a cash basis assuming the collection of all receivable balances and payment of all amounts owed;

•	does not include management fees paid to entities and investment funds affiliated with Apollo Global Management, LLC, which will discontinue upon completion of this offering; and

•	does not reflect the impact of earnings or charges resulting from matters that we and the lenders under our senior secured credit facilities may consider not to be indicative of our ongoing operations.

Our definition of Adjusted EBITDA allows for the add back of certain non-cash and other charges or costs that are deducted in calculating net income from continuing operations. However, these are expenses that may recur, vary greatly and can be difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. Because of these limitations, we rely primarily on our U.S. GAAP results and use Billings, EBITDA and Adjusted EBITDA only supplementally. See “Prospectus Summary—Our Key Metrics” and “Management’s Discussion and Analysis—Non-GAAP Measures.”

MARKET AND INDUSTRY DATA

We include in this prospectus statements regarding factors that have impacted our and our customers’ industries, such as our customers’ access to capital. Such statements regarding our and our customers’ industries and market share or position are statements of belief and are based on market share and industry data and forecasts that we have obtained from industry publications and surveys, including Condition of College and

Career Readiness, ACT; AAP Annual Report 2014 - Pre-K-12 Education, Association of American Publishers; AAP 2014 Higher Education Annual Report, Association of American Publishers; Student Attitudes Toward Content in Higher Education, (c) 2015 Book Industry Study Group, Inc. (“BISG”); The College Textbook Market Disruption and Transformation, Boston University; The English Effect, British Council; Employment Projection Program 2012-2022, Bureau of Labor Statistics; Remediation: Higher Education’s Bridge to Nowhere; publications by 5 Minute English; Preparing Students for College and Career Success, Foundation for Excellence in Education; Recovery Job Growth and Education Requirements Through 2020, Georgetown University Public Policy Institute; 2020 Vision, A History of the Future, GSV Advisors; Worldwide and U.S. Corporate eLearning 2014–2018 Forecast: eLearning at an Inflection Point, International Data Corporation (“IDC”); Global Bandwidth Index December 2014, Juniper Networks; The Condition of Education 2016, The National Center for Education Statistics; National Student Clearinghouse Research Center (“NSCRC”) Term Enrollment Estimates, Fall 2016; SIMBA Publishing for the PreK-12 Market 2015-2016, Simba Information’s 2015 Instructional Materials Adoption Scorecard and 2016 Outlook, Simba Information; publications by Student Monitor; Global E-learning Market 2015-2019, Technavio; publications by Training Magazine; publications by UNESCO; publications by Veronis Shuler Stevenson; MPI College Data Report 2016; and Management Practice Inc. (“MPI”), as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Neither we nor the underwriters have independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe that the market share, market position and other industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

TRADEMARKS

This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and historical financial statements included elsewhere herein. Because this is a summary, it is not complete and may not contain all of the information that may be important to you in making an investment decision. Before making an investment decision, you should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes presented elsewhere in this prospectus.

Unless otherwise indicated by the context, references in this prospectus to (i) the “Company,” the “Issuer,” “we,” “our,” “us,” “MHE” and “McGraw-Hill Education” refer to McGraw-Hill Education, Inc., a Delaware corporation, together with its consolidated subsidiaries; (ii) “MHGE” refers to MHGE Parent, LLC, a Delaware limited liability company, together with its consolidated subsidiaries; and (iii) “MHSE” refers to McGraw-Hill School Education Intermediate Holdings, LLC, a Delaware limited liability company, together with its consolidated subsidiaries.

Unless otherwise indicated by the context, references to “pro forma” information in this prospectus give pro forma effect to the Transactions as if they had occurred on January 1, 2016 for income statement purposes or as of December 31, 2016 for balance sheet purposes.

The Science of Learning

We help unlock the potential of each learner by accelerating learning through intuitive, engaging, efficient and effective experiences. We define the Science of Learning as the understanding of how individuals learn and apply that understanding, grounded in research, to our content, technology and user experience to produce learning solutions that directly and positively impact individual student outcomes. As a learning science company, our goal is to empower educators and learners with information and intuitive learning environments in which to engage more personally with each other and with critical concepts in order to promote more effective and efficient learning.

Company Overview

We are a leading provider of outcome-focused learning solutions, delivering both curated content and digital learning tools and platforms to the students in the classrooms of approximately 250,000 higher education instructors, 13,000 pre-kindergarten through 12th grade (“K-12”) school districts and a wide variety of academic institutions, professionals and companies in 140 countries. We have evolved our business from a print-centric producer of textbooks and instructional materials to a leader in the development of digital content and technology-enabled adaptive learning solutions that are delivered anywhere, anytime. We believe we have established a reputation as an industry leader in the delivery of innovative educational content and methodologies. For example, in the higher education market, we were the first in our industry to introduce digital custom publishing, which permits instructors to tailor content to their specific needs. We also created LearnSmart, one of the first digital adaptive learning solutions in the higher education market, which leverages our proprietary content and technology to provide a truly personalized learning experience for students. Today we have over 1,500 adaptive products in higher education. Since 2009, all of our major K-12 programs have also been created in an entirely digital format.

We believe our brand, content, relationships, and distribution network provide us with a distinct competitive advantage. Over our 125 year history, the “McGraw-Hill” name has grown into a globally recognized brand associated with trust, quality and innovation. We partner with more than 14,000 authors and educators in various fields of study who contribute to our large and growing collection of proprietary content. Our collection includes well-known titles and programs across each of our principal markets. For example, in the United States higher education market, Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn) is a leading Economics program. According to the Association of American Publishers (“AAP”), our programs and learning solutions in the U.S. K-12 market achieved a 30% market share in adoption states in 2016 driven by strong performance in the California reading/literacy new adoption and a 25% market share overall. In addition, Harrison’s Principles of Internal Medicine is one of the most widely-sold global medical reference solutions to the professional market, with our complementary digital offering AccessMedicine available in almost every medical school in the United States. We sell our products and solutions across multiple platforms and distribution channels, including our large network of approximately 1,550 sales professionals.

As learners and educators have become increasingly outcome-focused in their search for more effective learning solutions, we have embraced adaptive learning tools as a central feature of our digital learning solutions. Adaptive learning is based on educational theory and cognitive science that emphasizes personalized delivery of concepts, continuous assessment of gained and retained knowledge and skills, and design of targeted and personalized study paths that help students improve in their areas of weakness while retaining competencies. We have developed a unique set of digital solutions by combining innovative adaptive learning methods with our proprietary content and digital delivery platforms. These solutions provide immediate feedback, and we believe they are more effective than traditional print textbooks in driving positive student outcomes. Students’ year-over-year performance can be impacted by many factors outside the instructional materials used in class. We believe that even taking into account these factors, our learning solutions can contribute to significant improvements in students’ classroom performance as well as improved student retention. For the instructor, time spent on active learning experiences increases significantly as a result of a reduction in time spent on administrative tasks and the availability of critical data to help better focus in class instruction.

We have conducted numerous case studies for several of our learning solutions for colleges that used Connect/LearnSmart, SmartBook and ALEKS, and in each case where our solutions have been implemented, our case studies have yielded positive findings when compared to class performance in periods immediately prior to implementation, many of which have been considerable. For example, according to a 2013 study by the Department of Chemistry, University of California, Riverside, it was found that general chemistry students who completed a pre-course assignment on ALEKS, an adaptive-responsive homework system could expect their average final exam score to increase by over 13 points when compared to nonparticipating students. Students who completed a precourse assignment on a traditional responsive homework system saw an average increase in their final exam score by 8 points versus those who did not participate. Students who worked on the online homework for the entire quarter saw even greater gains in their final exam scores compared to non-participants.

In the United States higher education market, where the pace of digital adoption is the most rapid of all of our end markets, the success of our sales of adaptive offerings has led to more than a 200 basis point increase in higher education market share from 2012 to 2016 according to Management Practice, Inc. (“MPI”), an independent education research firm.

Our four operating segments are:

(1)

Higher Education (42% of total revenue in 2016): We are a top-three provider in the United States higher education market with a 21% market share for the year ended December 2016 according to MPI. We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. We also increasingly sell via our proprietary e-commerce platform, primarily directly to students, which currently represents the largest distribution channel in this segment, with revenue having grown from $140 million for the year ended December 31, 2015 to $172 million for the year ended December 31, 2016. For the year ended December 31, 2016, 56% of Higher Education revenue was derived from digital learning solutions.

(2)	K-12 (35% of total revenue in 2016): We are a top-three provider in the United States K-12 curriculum and learning solutions market with a 25% market share for the year ended December 2016, an increase of more than 500 basis points as compared to 2013, according to the AAP. We sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions. We believe that the quality of our blended offerings has been driving significant growth in both print and digital revenue. For the year ended December 31, 2016, 18% of K-12 revenue was derived from digital learning solutions.

(3)	International (16% of total revenue in 2016): We leverage our global scale, including approximately a 490 person sales force, brand recognition and extensive product portfolio to serve students in the higher education, K-12 and professional markets in 140 countries outside of the United States. Our products and solutions for the International segment are produced in more than 60 languages and primarily originate from our offerings produced for the United States market and that are later adapted to different international markets. Sales of digital products are growing significantly in this market, and we continue to increase our inventory of digital solutions. For the year ended December 31, 2016, 14% of International revenue was derived from digital learning solutions.

(4)	Professional (7% of total revenue in 2016): We are a leading provider of medical, technical, engineering and business content for the professional, education and test preparation communities. Our digital subscription products had a 93% annual retention rate in 2016 and are sold to over 2,600 customers, including corporations, academic institutions, libraries and hospitals. For the year ended December 31, 2016, 51% of Professional revenue was derived from digital learning solutions, including digital subscription sales.

For the year ended December 31, 2016, we generated revenue of $1,757 million and a net (loss) of $116 million. For the year ended December 31, 2016, we generated Billings of $1,913 million. See “Summary Historical Consolidated Financial Data.”

Our Digital Learning Solutions

Since the acquisition of our business in 2013 by funds affiliated with Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), we have invested significantly in our digital learning solutions and our in-house Digital Platform Group (“DPG”). DPG was formed in 2013 to drive innovation and develop, maintain and leverage our digital learning solutions, technology tools and platforms across our entire business. To maintain and grow our leading digital position, we have increased our annual digital learning solutions spending, including operating and capital expenditures, from less than $90 million in 2012 to over $170 million in 2016. We are committed to continuing our significant digital investment, but with scale the rate of growth has declined. We believe that the effectiveness of our product platforms and DPG support capability give us a competitive advantage because we are not reliant on third parties and do not need to rationalize and integrate multiple product platforms obtained through acquisitions with siloed technology support models. In addition, our digital capabilities have allowed us to drive market share growth, promote recurring usage by instructors, sell directly to students and disintermediate used and rental printed textbooks.

DPG’s mission-driven technology team manages concurrent, enterprise-wide projects leading to continuous innovation, an effective software development life-cycle, reduced cycle times and consistent on-time releases.

DPG has also increased the reliability and performance of our learning solutions platforms through an intense focus on ongoing product assessment and improvement. Due to our focus on developing innovative digital solutions, we have been able to attract top technology talent and currently employ 535 full-time employees in DPG, including more than 240 engineers, 90 user experience designers, more than 90 technical product managers, nearly 25 data scientists and software solutions architects and over 85 customer-facing and other associated support staff across our digital hubs in Boston, Seattle, Irvine, New York City and Columbus.

We have complemented our internally developed digital learning solutions with select acquisitions, including ALEKS, LearnSmart and Engrade. These acquisitions, along with our internal capabilities, enable us to own and control all of the key technologies necessary to implement our digital strategy.

We believe that user engagement data on our learning platforms is one of the most important metrics available to track learning progress. According to Student Attitudes Toward Content in Higher Education (2015, BISG), 80% of the higher education faculty in the United States who use an integrated digital learning system rely on completion of digital homework assignments to measure student progress. Therefore, we monitor growth in paid activations and number of homework assignments assigned and submitted as indicators of student and instructor engagement, all of which have experienced significant growth. In 2016, homework submitted by students increased by 12%. In addition, we believe the value that our learning solutions provide can be seen in the growth of our digital revenue. For the years ended December 31, 2016, 2015 and 2014, digital revenue was $624 million, $543 million and $479 million, respectively. This represents 36%, 30% and 26% of total revenue, respectively, or an increase of 15% from 2015 to 2016 and 13% from 2014 to 2015.

We organize our digital learning solutions in two categories: Open Digital Learning Environment and Adaptive / Intelligent Content.

Open Digital Learning Environment

Our Open Digital Learning Environment solutions are designed to facilitate student-instructor interaction. These solutions allow instructors to create and assign materials, build lesson plans, use third party content, integrate into a student information system, manage grading and track student engagement and progress. Unlike traditional methods of learning, our solutions allow students the flexibility to interact with course content and the instructor anytime and anywhere. We believe these products promote higher student retention and better outcomes. Our solutions include:

•

Access Manager: An IMS Global Standards certified integration platform for K-12 Ed Tech interoperability. Access Manager reduces the cost and complexity of adopting educational technology. Access Manager is based on open standards and allows MHE to help schools reduce the costs of technology adoption and enhance the opportunity for increased use of technology in the learning process.

•	Connect: an open learning environment for the higher education market with 3.3 million paid activations as of December 31, 2016, an increase of 11% over the prior year. Using the Connect solution, students submitted over 98.9 million assignments, representing year-over-year growth rates of 12%;

•	Connect2: MHE’s next generation offering of Connect with a greater focus on modularity and instructor driven customization. Connect2 provides curated courseware and adaptive technologies to meet instructor and student needs while allowing instructors to modify and customize the learning experience to meet particular goals and match their unique teaching styles. Connect2 enhances both teaching and learning through a rich user experience built upon an extensive use of learning data and an invaluable feedback loop with a seamless integration built upon a commitment to IMS Global learning technology integration standards.

•	ConnectEd: an open learning environment delivering our content for K-12.

•	ELLevate English: a personalized and community based curriculum that efficiently supports English language learning. ELLevate English combines engaging resources with real-time feedback to help teachers assess student progress more timely and efficiently to allow for intervention and course customization to enhance learning.

•	Engrade Pro: an open platform for K-12 education that unifies data, curriculum and educational tools to drive student achievement and inform district educational strategy.

Adaptive / Intelligent Content

We believe that our digital adaptive technologies, which are delivered in our open digital learning environment, help students study more effectively and efficiently by guiding them through a personalized experience. Individual learning plans are continually adapted to the student’s needs to focus their attention on what they need to learn the most, at precisely the time they need to learn it. Key offerings of our Adaptive/Intelligent Content include:

•	ALEKS: an adaptive learning math product for the K-12 and higher education markets, with 3.3 million unique users for the year ended December 31, 2016, an increase of 24% over the prior year;

•	Connect Insight: a visual analytics dashboard, available to both instructors and students, that provides actionable information about student performance to help improve class effectiveness. Connect Insight presents assignment, assessment, and topical performance results along with a time metric that is easily visible for aggregate or individual results. Using visual data displays that are each framed by an intuitive question, Connect Insight gives both instructors and students the ability to take a just-in-time approach to teaching and learning.

•	LearnSmart: an adaptive learning program that personalizes learning and designs targeted study paths for students, which is primarily sold in the higher education market and is being expanded to our K-12 and International operating segments. In the higher education market, LearnSmart is utilized in a wide variety of courses, including managerial accounting, economics, communications, Spanish and social studies;

•	Redbird: A personalized and adaptive math solution based on research from Stanford University and targeted to students in the K-5 grade ranges. The combination of Redbird and ALEKS allows MHE to provide personalized, efficient and adaptive learning to the complete continuum of learners (K-life) focused on developing their math abilities.

•

SmartBook: an adaptive reading product introduced in Higher Education in 2013 designed to help students understand and retain course material by guiding each student through a highly personal study experience. The student reads the chapters in SmartBook and is prompted by LearnSmart questions to identify recommended areas of focus. This product is primarily sold in the higher education market across a variety of courses. We began to release SmartBook in the K-12 and international markets during 2015; and

•	StudyWise: MHE’s latest adaptive offering that supports students in adaptive practice on smartphones. StudyWise extends the reach of Connect and Connect2 allowing students to efficiently learn in their natural environment.

Our business model is transitioning to digital learning solutions with the benefit of the transition most observable in our Higher Education business. While the overall market adoption of digital has been slower in K-12 than Higher Education, we continue to gain momentum in the move toward digital in K-12. We offer all of our major curriculum and learning solutions in digital format with the vast majority of our K-12 sales derived from selling blended print and digital solutions. The product sales mix in any period can impact the percentage of total digital sales with our math and social studies programs being more heavily weighted in digital as compared to our reading and literacy programs, for example. The following charts illustrate the growth in digital revenue as a percentage of the total revenue generated by Higher Education and K-12, our two largest business segments, during the period from 2010 to 2016. In 2016, these two segments generated 77% of our total revenue.

Our Market Opportunity

The Market for Learning Solutions is Large and Growing

We compete in the market for educational services in the United States and abroad. It is one of the largest sectors in the United States economy and, according to GSV Advisors, spending on education in 2015 was $1.6 trillion and is forecast to increase to $2.0 trillion in 2020. Global educational expenditures in 2015 were $4.9 trillion and are forecast to increase to $6.3 trillion in 2020, according to GSV Advisors. Our learning solutions address multiple segments in the education market including higher education, K-12, professional education and international.

We are a leading provider in the market for new instructional solutions in the United States higher education segment, which was estimated to be approximately $3.4 billion in 2016, according to MPI. This market includes digital learning solutions, as well as traditional and custom print textbooks, but excludes used and rental print textbooks. Used and rental materials are commonly purchased by students as a substitute for new materials. Based on estimates for used and rental substitutes, the overall market for textbooks is significantly larger than the market for new instructional materials. According to a report from Veronis Shuler Stevenson, used textbook purchases represent approximately 30% of the overall market and rental textbooks represent approximately 8% of the overall market for instructional materials based on a report from Student Monitor. We believe the increased use of digital products will drive significant growth in our addressable market given digital products are not provided in a used or rental form.

We expect another key long-term driver of growth in the higher education market to be increasing student enrollment, which has been steadily growing over the last several decades. Enrollment at degree-granting institutions in the United States was approximately 20 million in Fall 2014, representing a 2% CAGR since 2000 and a 2% CAGR since 1970, according to the National Center for Education Statistics (“NCES”). Although there was a decline in enrollment from 2012 to 2014, prior to that there have been only four years since 1970 during which enrollment declined by more than 1% over the prior year, and in three cases (1976, 1984, 1993), enrollment growth resumed within three years.

Our addressable K-12 market in the United States, which includes new instructional materials, courseware and formative assessment, was approximately $6.9 billion for the 2016-2017 school year, including adoption and open territory states, according to Simba Information. According to the latest available data from NCES, K-12 enrollment in the United States as of 2013-2014 was 55 million, and enrollment is projected to grow at a compound annual growth rate of 0.4% to nearly 58 million from 2013 to 2024. We define our K-12 market as divided among basal (core or alternative required grade-level taught subjects that are delivered in a specific order with increasing difficulty), supplemental (academic instruction provided outside the required programs) and intervention products (targeted instruction to students lacking proficiency in a subject matter, or those who have special learning or behavioral needs). Eighteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five to eight year cycle. Growth in the K-12 market is driven by demand for new materials to address college and career readiness standards, increasing state and local budgets for educational materials, and rising student enrollment. Property tax revenue, the primary source for state and local funds for purchases of instructional materials, has been increasing in the United States along with a rise in property values. A rebound in state and local tax revenues has allowed many locales to increase their K-12 spending to address years of pent-up demand created during the recession that started in 2008.

As the United States economy continues to recover, we expect the market for professional education resources to grow, particularly among industry sectors that are experiencing more rapid growth in jobs. The Professional and Business Services and Healthcare and Social Assistance industry sectors are expected to add nearly 6 million jobs between 2014 and 2024, more than all other United States industries combined, according to the Bureau of Labor Statistics (“BLS”). We derive a substantial portion of our Professional revenue from these two markets.

The global e-Learning market, including higher education, K-12 and professional training, is expected to grow from $74 billion in 2015 to $131 billion by 2019, with educational content accounting for approximately 80% of the total, according to Technavio. This large international education market is increasingly focused on digital content due to the growing penetration of the smartphone. Individuals in developing countries are nearly twice as likely to use connected devices (i.e. mobile phones or tablets) for educational purposes on a regular basis as those in developed markets, according to Juniper Networks. Today, through our significant investment in digital solutions and DPG, we plan to increasingly capitalize on these strong market trends.

Needs of the Global Knowledge-Based Economy are Driving Increased Demand for Education

The accelerating shift toward a knowledge-based economy is fueling demand for higher levels of education around the world. The importance of higher education in the United States is clear. 65% of all jobs in the United States will require some form of postsecondary education or training by 2020, up from 28% in 1973 and 59% in 2010, according to Georgetown University Public Policy Institute. As higher education becomes more important to the success of the global economy, governments have increased their emphasis on student preparation and postsecondary readiness through funding requirements of primary and secondary education programs.

The trend towards increased globalization has generated demand for higher levels of educational attainment in international markets as well. There are more than 50 countries in which English is either the official or the primary language and, in many developing countries, educational agendas emphasize the use of English as a universal language for commerce and other sectors of the economy. English is spoken at a useful level by approximately 1.75 billion people worldwide, and is projected to increase to 2 billion by 2020, according to the British Council. We believe this trend will increase the readily addressable market for our educational solutions, which are often initially created for English-speaking students before being adapted for international markets.

We expect the investment in education to continue to grow as student enrollment rises around the world. According to UNESCO, global higher education enrollment was approximately 207 million students in 2014, more than doubling since 2000, and K-12 global enrollment was more than 1.4 billion students in 2014, representing an increase of 19% since 2000.

Increasing Requirement for Higher Student Outcomes and Accountability of Education Providers

Despite the significant government expenditures in education, low college graduation rates and insufficient job placement in the United States have resulted in additional social and economic costs including rising aggregate and per capita student loan debt and increasing incidents of default. In addition, American students are not always learning the skills and knowledge they need to succeed in an increasingly competitive global marketplace.

According to the NCES report published in 2016, approximately 60% of full-time students who graduated from 4-year institutions graduated within six years. For 2-year institutions, approximately 30% of full-time students who graduated completed their studies within three years.

In a recent study by the Foundation for Excellence in Education, two-thirds of college professors report that what is taught in high school does not prepare students for college and, according to ACT, 2016, approximately one in four high school students graduates ready for college in all four core subjects (English, reading, math and science), resulting in a third of students who enter college requiring remedial courses to meet basic levels of proficiency.

Public and political scrutiny of the disparity between funding and student outcomes has increased demand for greater transparency and accountability for spending on education. With educational institutions under pressure to increase their student retention and graduation rates, new and more effective methods of teaching and learning are in demand. Almost 80% of faculty in higher education in the United States believe the most important initiative at their institution is improving student learning outcomes, according to a BISG 2015 survey.

Public policy initiatives aimed at improving student outcomes and accountability within higher education in the United States extend to college and career readiness standards in the K-12 market. An important aspect of postsecondary student success is adequate preparation via primary and secondary education. According to NCES, in the 2011-2012 school year, 1.9 million students began college in remediation. In the United States, improved college readiness has been a focal point for lawmakers, which has led to an increased focus on the linkage between K-12 funding and higher student achievement of educational standards.

As a learning science company, we have designed our learning solutions to facilitate educational institutions in improving student outcomes. According to case studies we have conducted to date, we have seen improvements in course pass rates and attendance, where our learning solutions have been used as compared to the period prior to implementation. We believe our learning solutions contribute to these improvements.

Educators and Students are Increasingly Embracing Digital Learning Solutions

Trends across all of our markets are driving demand for outcome-driven, adaptive and personalized learning tools which incorporate data and analytics to help both instructors and students improve learning effectiveness.

The percentage of students in higher education using digital course materials in Spring 2015 was approximately 70%, according to the BISG 2015 survey. Growth in digital solutions is driven by their proven and demonstrable impact on improving student outcomes and through the advancement of enabling technology such as eReaders, tablets, other hand held devices and laptop computers.

The education market’s transition to digital offers many important benefits to instructors, students and providers of learning solutions. For instructors and students, the benefits of the digital transition include:

•	Facilitating more effective creation of interactive and adaptive learning solutions designed to reinforce and test concepts taught in primary course materials;

•	Improving the ability to capture data around student comprehension and performance and making it available to the students and instructors in real-time. This information can then be integrated into instruction and studying, promoting a more interactive and effective overall learning process; and

•	Reducing the cost of effective learning solutions to the student.

For learning solutions providers, the benefits of the digital transition include:

•	Allowing for a more direct relationship with the end-user in the higher education market as students purchase licenses for digital learning solutions directly from the learning solutions provider;

•	Improving the learning experience through continuous feedback from the billions of interactions students have with our adaptive tools;

•	Allowing faster, more efficient and less expensive creation and updating of content;

•	Disintermediation of the print used and rental market within higher education; and

•	An improved business model with greater visibility, predictability, margins and free cash flow generation.

Our Competitive Strengths

We believe the following to be our most important competitive strengths:

Widely recognized brand with global reach and expansive scale.

We believe our brand recognition is driven by our long-standing history of over 125 years in the industry and our ownership of globally well-known titles such as Harrison’s Principles of Internal Medicine and Samuelson’s Economics, which have been cornerstones of education around the world for decades. We distribute our products in 140 countries across Asia-Pacific, Europe, India, Latin America and the Middle East, and approximately 27% of our more than 4,900 employees are based in 40 offices in 27 countries outside of the United States. We believe that our brand, global reach and scale provide us with a defensible market position and present significant barriers to entry. We expect to leverage our market position and internal infrastructure and operational resources to further grow revenues and gain market share by increasing distribution of learning solutions through our network.

In the United States, our products are sold in over 5,000 higher education institutions and 13,000 K-12 school districts across all 50 states. Our approximately 1,550 person sales force, which includes approximately 500 and 475 sales people in each of the United States higher education and K-12 markets, respectively, maintains close relationships with the individual instructors that represent the primary decision makers in the higher education market and the states, school districts, and individual schools that primarily make purchase decisions in the K-12 market. In addition, our growing suite of digital products allows us to develop direct relationships with an even larger group of customers, including over 3 million higher education students and instructors who were users of our Connect platform in 2016.

Proprietary and unique content, developed over many years, leveraged in digital adaptive learning.

Our portfolio of proprietary content developed over 125 years and built around market leading titles has been the foundation of our transformation into a large and growing digital learning solutions provider. From 2012 to 2015, we increased the market share of our top 10 Higher Education product categories by more than 225 bps from 20% to 22%, as reported by AAP. These top 10 product categories represented over 50% of industry net sales as reported by AAP in 2014. This market leadership has uniquely positioned us to extend our portfolio of traditional print products by offering digital alternatives and new digital solutions that incorporate our existing content and curriculum. The future potential of digital learning solutions is illustrated by a 2015 BISG survey which states that 77% of the instructors who use an integrated digital learning system, such as our Connect platform, require the purchase of that system for their courses and base approximately 26% of the students’ grades on homework assigned through such platforms.

In addition to leveraging digital formats to extend the reach of existing print content, we create all new content in a digital format and optimize it for use in an adaptive environment. This has reduced our development costs and enhanced our ability to use new content for the future development of additional products. We believe that our repositories of over nine petabytes of digital content, which is over nine million gigabytes, provide us with an opportunity to more quickly and effectively bring future products to market. Our centralized DPG team ensures that all of our digital solutions are immediately available to customers running a wide range of different technology architectures.

Diversified portfolio of education businesses and unified approach to digital.

We have a unique presence across the learning continuum, including higher education, K-12 and professional, with additional operations in international markets. Our presence across the full continuum allows us to mitigate the cyclicality of the individual segments. The higher education segment of our business, which represented approximately 42% of our revenue in 2016, has historically proven to be countercyclical, balancing out cycles experienced by the K-12 business. During and immediately following recent economic downturns, postsecondary enrollment rates have tended to rise while postsecondary attrition rates have tended to decline. We believe this is driven by the lower opportunity cost for enrolling or staying in college during times of relative economic weakness and higher unemployment. In the current economic environment, characterized by a slow recovery, the K-12 market is benefiting from increased state and local government spending while higher education enrollment has begun to slow.

In addition to making our product development more innovative and faster to market, our DPG organization has allowed us to spread significant R&D spend across our entire revenue base and leverage investments in products developed for one segment across our entire product suite. This centralized approach provides superior capital efficiency to a siloed development model. The creation of DPG, along with the acquisitions of ALEKS, LearnSmart and Engrade, enables us to own and control all of the key technologies necessary to implement our digital strategy.

First mover in digital adaptive learning solutions and strong capabilities in digital technology.

We believe the significant investment we have made in our digital capabilities has made us a longstanding leader in digital adaptive learning. Today, our annualized spend in our DPG, including operating and capital expenditures, has grown from less than $90 million in 2012 to over $170 million in 2016. We are committed to continuing our significant digital investment, but with scale the rate of growth has declined. In addition to our organic investments, we have committed in excess of $210 million for the acquisitions of ALEKS, LearnSmart, Engrade and Redbird, which have significantly strengthened our platform and adaptive digital offerings. Our LearnSmart solution has been one of the most widely used adaptive platforms in higher education since its launch in 2009, and ALEKS, our digital adaptive learning solution originally developed for K-12 math, originated in 1992 with a National Science Foundation grant. Our long history of offering adaptive learning solutions has allowed us to develop a growing and robust database of student interactions relating to achievement of learning objectives, which we use to continuously improve the effectiveness of our platforms. For example, LearnSmart has generated over 6.9 billion interactions with students since inception in 2009, recently growing at an average of more than 100 million interactions per month. Since 2010, ALEKS has seen over 5.0 billion interactions. In addition to using this information to enhance the effectiveness of our adaptive tools, we share data on interactions with instructors to help them more effectively integrate our solutions into their lessons, focusing on content that students are having difficulty learning, reinforcing our relationships and making our solutions more difficult to displace.

Our interactions data are also leveraged on an ongoing basis to create new adaptive technology solutions. For Higher Education, our SmartBook adaptive offering, introduced in 2013, is among the first adaptive reading experiences for higher education that utilizes data analytics combined with a deep repository of proprietary content to improve learning outcomes. In the higher education market alone, we have increased our number of adaptive products to over 1,500 as of December 31, 2016.

Highly attractive business model positioning us for growth.

We enjoy a business model that is highly cash generative. Since 2013 through the end of 2016, we have generated cash flows from operating activities of approximately $1.4 billion. As we derive an increasing amount of Billings from digital products, we have been able to operate our business with decreasing levels of pre-publication and capital expenditures and less working capital requirements. Depending upon adoption cycles, pre-publication costs and working capital requirements could vary in a given year. Our strong cash flow has enabled significant investment in our digital capabilities, several key strategic acquisitions, return of capital to our shareholders and continued deleveraging. Since the Founding Acquisition in 2013, our strong cash flow has funded four acquisitions, including ALEKS, LearnSmart, Engrade and Redbird, that included cash components totaling $150 million. We also completed a minority interest buy-out of Ryerson Canada (our Canadian business) for $27 million and made a minority investment in English Language Learning provider Busuu for €6 million. In addition, we have made significant investments in the staffing of DPG, which supports ongoing innovation, development and maintenance of our technology platforms, reducing our pre-publication and capital expenditure requirements and our dependence on third parties.

In addition to our ongoing shift towards a more digitally-enabled model, another important driver of increasing free cash flow generation has been our demonstrated success in implementing various cost saving measures. These opportunities improved our operating margins over time and allowed us to fund additional investment in our digital capabilities. Since our March 2013 sale to Apollo through December 31, 2016, we have identified and actioned approximately $160 million of annualized cost savings.

Talented management team and employee base.

Since being acquired by Apollo in March 2013, we have enhanced our leadership team with the addition of proven leaders, including a new CEO, Presidents of each business segment, a CIO, a Head of Communications and a Head of Human Resources. Our leadership team consists of professionals averaging over 20 years of experience in a range of industries that include education, technology and media with various leadership positions at Bain, Gartner, Harvard Business School, Pearson, Reed Elsevier, Standard & Poor’s, Sylvan Learning, Symbian, UBM, and Wolters Kluwer as well as start-ups such as Intelligent Solutions. We have more than 4,900 employees world-wide with 535 full-time employees in DPG, including more than 240 engineers, 90 user experience designers, more than 90 technical product managers, nearly 25 data scientists and software solutions architects and over 85 customer-facing and other associated support staff.

Our Growth Strategies

The key elements of our growth strategies are described below.

Further our leadership in digital solutions and digital technology.

We intend to capitalize on the increasing market demand for digital learning solutions by expanding our portfolio of technology-enabled adaptive tools and learning solutions. By leveraging a common software architecture and platform, we will be able to quickly design, develop and test innovative products. Our next generation products, several of which have been recently deployed or are currently in development, will also benefit from the experience we have gained from our existing product suite. These products will have enhanced flexibility, provide greater ability for our users to create custom solutions, and better analyze learning data. We believe these next generation products will further our leadership in our key markets and allow us to grow our revenues at a faster rate than the overall market.

We also expect that increased adoption of our digital solutions in the higher education market will expand our revenue opportunity by limiting the availability of used and rental alternatives. As instructors mandate and integrate digital solutions into their classrooms, learning will become more personalized. We believe there is a significant growth opportunity for the use of personalized learning programs, which can further the disintermediation of the used and rental market.

In order to better leverage technology across all of our businesses, drive product innovations and create a more efficient product development process, we are consolidating technologies to eliminate duplicative capabilities. We expect this effort will reduce maintenance costs and unlock creative synergies across our engineering teams. We will also streamline our tools and platforms for efficient and effective delivery with open application program interfaces. This rationalization and simplification of our delivery platforms will reduce costs, freeing up capital for investment in new products.

Increase our penetration in our largest, most profitable disciplines and sub-markets.

In Higher Education, we intend to make additional investments in large customer segments with the greatest strategic value, such as freshman and sophomore general education and developmental courses. As a core competency, we will continue to identify high value segments through rigorous customer segmentation analysis and discipline-specific market insight. These key areas contain the least specialized curriculum, have the highest enrollment, are likely to be taught at a high percentage of institutions and will benefit the most from digital solutions that track students’ progress. By focusing our investments on these areas, we believe we can increase market share and drive further revenue growth. Going forward, we will prioritize opportunities based on rigorous customer segmentation analysis and specific market insights and leverage digital with other go-to-market product formats and distribution alternatives that are intended to disintermediate the used and rental market.

To increase penetration and drive better student outcomes in K-12, we will target synergies across the entire learning environment, including technology platforms and services, and leverage our existing sales, marketing and product development capabilities to further penetrate the market. We will leverage our digital adaptive assets, ALEKS and LearnSmart, to accelerate our penetration of digital products while also emphasizing the research-basis of revitalized programs such as Everyday Mathematics, Open Court Reading, Reading Wonders, Impact Social Studies and Inspire Science. In addition, we will enhance our formative, in-classroom, testing offering with our adaptive capabilities to further penetrate the market. We will continue to compete in all major state new adoptions, including the remainder of the California English Language Arts (“ELA”) adoption in 2017-2018, as well as other new state adoptions including those in California, Texas, and Florida during the 2017-2019 period.

Introduce new enterprise solutions aimed at education effectiveness and student retention.

We believe our learning science focus, highly talented DPG team and the large amount of data we collect via our adaptive learning solutions uniquely position us to offer enterprise services that help our institutional customers improve educational outcomes and accountability. We intend to sell a number of new products and services, including our Connect Insight product, that offer enterprise-wide course development and design services, analytical tools focused on optimizing student performance and retention, and college and career readiness programs and services.

Leverage our digital solutions in International and Professional markets.

We intend to leverage our large global sales presence, our DPG team, deep local knowledge and numerous strategic partnerships to adapt our leading portfolio of English language content and digital solutions to meet local market needs, such as culture, language and curriculum. We believe that this will allow us to rapidly scale our presence in international markets, with particular focus on emerging markets in Latin America, the Middle East, Africa and Asia Pacific.

We also believe we can achieve significant growth by utilizing our adaptive learning competencies to enter and disrupt attractive education segments. These include the high stakes test preparation markets in selected geographies, vocational and skills-based training markets, and the corporate training market where personalized adaptive learning has significant value to the enterprise.

License our software and platforms to other education industry participants and the corporate training market.

We intend to license our leading portfolio of software, platforms and capabilities to other market participants in both the education and corporate markets. Education industry participants, such as universities and international content providers, can save significant development costs by using our technology to deliver their own content, in their own local languages and with features designed for their own unique markets. We have estimated this addressable market at approximately $1 billion, which is based on our estimate of the potential for publishers who do not have their own digital solution or are sub-scale in education to outsource their technology development efforts to us.

We will also market to corporate partners who can benefit from our proven and effective adaptive technology, especially in high-stakes areas where it is important to demonstrate mastery. This will allow corporate partners to provide personalized corporate training and professional development programs that capitalize on our data reporting and analysis tools. In 2015, we launched our first successful pilot of this program, which we have already expanded, and our pipeline of potential education and corporate clients is building. According to IDC, the U.S. corporate e-learning market was estimated at $16.8 billion in 2015 and grew at a 8.7% compound annual growth rate since 2006. While it is difficult to estimate our direct addressable market, the overall level of spending on U.S. corporate e-learning does present a significant growth opportunity.

Continue to evolve our digital-centric business model to generate significant free cash flow.

We will continue to drive towards a digital-centric business model which will allow us to continue to generate significant free cash flow over time as we derive an increasing proportion of our sales from digital learning solutions. We expect our digital-centric model to continue to result in higher margins and lower capital intensity as we drive efficiencies in our business from reduced operating expenditures, reduced print inventory and more efficient pre-publication investment relative to revenue. We expect to use our free cash flow to fund our growth, delever our balance sheet and, potentially, return capital to shareholders over time.

Selectively pursue acquisitions.

We will consider acquisitions that expand our product offerings, accelerate our digital product development and add important content. We believe our brand and scale allow us to derive significant benefit from emerging education technology companies, which would be challenged to attain a significant market position as standalone companies.

Our Key Metrics

We measure our business using several key financial metrics, including Billings and Adjusted EBITDA by segment.

Billings is a non-GAAP sales performance measure that we believe provides useful information in evaluating our period-to-period sales performance because it reflects the total amount of revenue that would have been recognized in a period if we recognized all print and digital revenue at the time of sale. We use Billings as a sales performance measure given that we typically collect full payment for our digital and print solutions at the time of sale or shortly thereafter, but recognize revenue from digital solutions and multi-year deliverables ratably over the term of our customer contracts. As sales of our digital learning solutions have increased, so has the amount of revenue that is deferred in accordance with U.S. GAAP. Billings is a key metric we use to manage our business as it reflects the sales activity in a given period, provides comparability from period-to-period during this time of digital transition and is the basis for all sales incentive compensation. In the K-12 market where customers typically pay for five to eight-year contracts upfront and the ongoing costs to service any contractual obligation are limited, the impact of the change in deferred revenue is most significant. Billings is GAAP revenue plus the net change in deferred revenue.

For further information on non-GAAP financial measures and a description of how we calculate Billings and operating factors that impact Billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” and “Use of Non-GAAP Financial Information.”

Adjusted EBITDA by segment, as determined in accordance with Accounting Standards Codification Topic 280, Segment Reporting, is a measure used by management to assess the performance of our segments. We exclude from Adjusted EBITDA by segment: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our management does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. In addition, Adjusted EBITDA by segment is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA non-GAAP debt covenant compliance measure.

Our key metrics are presented under the headings “Summary Historical Consolidated Financial Data” and “Selected Historical Combined Consolidated Financial Data.”

The Founding Acquisition

Pursuant to a Purchase and Sale Agreement, dated as of November 26, 2012 and as amended on March 4, 2013, among The McGraw-Hill Companies, Inc. (“MHC”) and certain other subsidiaries of MHC named therein, as sellers (collectively, the “Sellers”), MHE Acquisition, LLC and McGraw-Hill Education, LLC (the “Purchase and Sale Agreement”), MHE Acquisition, LLC acquired from the Sellers the Acquired Business. The Acquired Business included all of MHC’s educational materials and learning solutions business, which was comprised of: (i) the Higher Education, Professional and International Group, which included post-secondary education and professional products both in the United States and internationally and (ii) the School Education Group business, which included school and assessment products targeting students in the pre-kindergarten through secondary school market. As of completion of the acquisition, Apollo and certain co-investors directly or indirectly owned all of the equity interests of the Issuer, which owned all of the equity interests of MHE Acquisition, LLC. MHE Acquisition, LLC and the Company were formed by Apollo on November 15, 2012 and February 22, 2013, respectively, for the purpose of the Founding Acquisition. Prior to the Founding Acquisition, the sole stockholder of the Company was AP Georgia Holdings, LP and the sole member of MHE Acquisition, LLC was the Company. The Founding Acquisition was completed for an aggregate purchase price of approximately $2.2 billion, which was paid in cash.

Throughout this prospectus, we collectively refer to the acquisition, the related restructuring, the investment in MHE Acquisition, LLC’s equity, the issuance of 9.75% first priority senior secured notes due 2021 (the “MHGE Senior Secured Notes”) by McGraw-Hill Global Education Holdings, LLC (“MHGE Holdings”), the entry into an $810 million term loan credit facility (the “MHGE Term Loan”) and a $240 million revolving credit facility (the “MHGE Revolving Facility” and together with the MHGE Term Loan, the “MHGE Facilities”) by MHGE Holdings and the entry into an $150 million asset based revolving credit facility (the “MHSE Revolving Facility”) by McGraw-Hill School Education Holdings, LLC, each such debt issuance occurring concurrently with the acquisition, as the “Founding Acquisition.”

The Transactions

On May 4, 2016, McGraw-Hill Global Education Holdings, LLC (“MHGE Holdings”) and McGraw-Hill Global Education Finance, Inc. issued $400 million aggregate principal amount of 7.875% Senior Notes due 2024 (the “MHGE Senior Notes”). Concurrently with the issuance of the MHGE Senior Notes, MHGE Holdings entered into $1,925 million of senior secured credit facilities (the “Senior Facilities”), consisting of a six-year $1,575 million senior secured term loan (the “Term Loan Facility”) and a five-year $350 million senior secured revolving credit facility, which was undrawn at closing (the “Revolving Facility”).

The proceeds from the issuance of the MHGE Senior Notes and the entry into the Senior Facilities together with cash on hand were used to repay the MHGE Term Loan and the MHSE Term Loan, fund a $300 million cash distribution to the Issuer’s stockholders, repurchase or redeem all of the outstanding MHGE Senior Secured Notes, defease and discharge the indenture governing the MHGE Senior Secured Notes, and pay related fees and expenses. All commitments under the MHGE Revolving Facility and the MHSE Revolving Facility were terminated concurrently with the entry into the Senior Facilities. We refer to the issuance of the MHGE Senior Notes together with the entry into the Senior Facilities and the transactions described in this paragraph collectively as the “Refinancing.”

Concurrently with the issuance of the MHGE Senior Notes and the entry into the Senior Facilities, we completed a reorganization (the “Reorganization”) such that MHSE became a direct subsidiary of MHGE Holdings.

We refer to the Reorganization and the Refinancing together with this offering and the use of proceeds therefrom as the “Transactions.”

Corporate Structure

The diagram below sets forth a simplified version of our organizational structure and our principal indebtedness after giving effect to this offering. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or all obligations of, the Issuer.

(1)	As of December 31, 2016, there were $500 million face value of loans outstanding under the 8.500% / 9.250% Senior PIK Toggle Notes due 2019 (the “MHGE PIK Toggle Notes”). As of April 28, 2017, the Company has repurchased $49 million face value of outstanding MHGE PIK Toggle Notes.
(2)	All wholly owned domestic subsidiaries of MHGE Holdings, other than any domestic subsidiary that is a subsidiary of a foreign subsidiary, guarantee and pledge certain assets under the Senior Facilities and guarantee the MHGE Senior Notes.
(3)	As of December 31, 2016, there were no outstanding obligations under the Revolving Facility and were $1,575 million face value of loans outstanding under the Term Loan Facility.

Our Sponsor

Apollo, founded in 1990, is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Ballwin, Bethesda, Chicago, Toronto, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong and Shanghai. Apollo had assets under management of approximately $192 billion as of December 31, 2016 in its affiliated private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. Apollo’s team of over 300 investment professionals possesses a broad range of transactional, financial, managerial and investment skills, which has enabled the firm to deliver strong long-term investment performance throughout expansionary and recessionary economic cycles. Apollo has a successful track record of managing investments in education companies such as Laureate International Universities, Connections Education, Sylvan Learning and Berlitz. Moreover, Apollo has considerable experience leading large, complex carve-out transactions, including its affiliated funds’ current and prior portfolio companies Berry Plastics (original acquisition from Tyco International), Constellium (acquired from Rio Tinto), EP Energy (acquired from El Paso Corporation), Evertec (acquired from Banco Popular), General Nutrition Centers (acquired from Royal Numico), Hostess (selected assets acquired from Hostess Brands, Inc.), Noranda (acquired from Xstrata) and United Agri Products (acquired from ConAgra Foods).

We will continue to be controlled by Apollo following this offering. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We continue to be controlled by Apollo, and Apollo’s interest may conflict with our interests and the interests of other stockholders” for a summary of the potential conflicts of interests that may arise as a result of our control by Apollo. In addition, Apollo and its affiliates are permitted to engage in the same or similar business activities to those we undertake. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our second amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities” for further details.

Corporate Information

Our principal executive offices are located at 2 Penn Plaza, New York, NY 10121 and our telephone number is (646) 766-2000. We also maintain a website at www.mheducation.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Issuer	McGraw-Hill Education, Inc.

Common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares from us. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.

Total shares of common stock offered	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Common stock to be outstanding after the offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Use of Proceeds	We expect to receive approximately $ of net proceeds (based upon the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering would increase (decrease) our net proceeds by approximately $ million.

We intend to use approximately $ million of the net proceeds from this offering to pay related fees and expenses. The remaining net proceeds will be used to repay debt and for general corporate purposes.

Dividend Policy	We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends in the future will be at the sole discretion of our board of directors (the “Board”) after taking into account various factors, including legal requirements, our subsidiaries’ ability to make payments to us, our financial condition, operating results, cash flow from operating activities, available cash, business opportunities, restrictions in our debt agreements and other contracts, current and anticipated cash needs and other factors the Board deems relevant. See “Dividend Policy.”

Listing and trading symbol	We have been approved to list our common stock on the New York Stock Exchange, under the symbol “MHED.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to percent of the common stock offered by this prospectus for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. See “Underwriting (Conflicts of Interest).”

Conflicts of interest	Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Conduct Rules of FINRA (“Rule 5121”), pursuant to which the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. See “Underwriting (Conflicts of Interest).”

The information above excludes             shares of common stock reserved for issuance under our management equity plan, adopted by the Board on May 15, 2013, and our new 2016 Omnibus Incentive Plan (“Omnibus Incentive Plan”) that we intend to adopt prior to the completion of this offering. As of                     , 2016, there were a total of             shares of common stock underlying outstanding stock options issued under our management equity plan with a weighted average exercise price of $                . See “Compensation Discussion and Analysis—Compensation Programs.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical consolidated financial and operating results of the Company.

The consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014, and the consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from the audited consolidated financial statements of the Company included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2014 has been derived from the audited consolidated financial statements of the Company, which are not included elsewhere in this prospectus.

The summary consolidated financial and operating results presented below should be read in conjunction with our audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that occurred in our operations and capitalization as a result of the Founding Acquisition.

	Year Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2014
Statement of Operations
Revenue	$1,757,331	$1,829,991	$1,851,590
Cost of sales	429,766	479,604	523,765

Gross Profit	1,327,565	1,350,387	1,327,825

Operating expenses:
Operating and administration expenses	1,079,165	1,127,455	1,194,253
Depreciation	37,045	30,636	25,999
Amortization of intangibles	90,886	94,156	100,001
Impairment charge	—	—	23,800
Transaction costs	—	—	3,932

Total operating expenses	1,207,096	1,252,247	1,347,985

Operating income (loss)	120,469	98,140	(20,160)
Interest expense (income), net	199,506	192,918	182,199
Loss on extinguishment of debt	26,562	—	—
Other (income) expense	—	(4,779)	(8,420)

(Loss) income from operations before taxes on income	(105,599)	(89,999)	(193,939)
Income tax provision	8,518	4,925	110,678

Net (loss) income from continuing operations	(114,117)	(94,924)	(304,617)
Net (loss) income from discontinued operations, net of taxes	(1,905)	(76,338)	(18,157)

Net (loss) income	(116,022)	(171,262)	(322,774)

Less: Net loss attributable to non-controlling interests	—	—	299

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(116,022)	$(171,262)	$(322,475)

Net (loss) earnings per share from continuing operations—basic and diluted	$(10.82)	$(9.07)	$(29.35)
Weighted average shares outstanding—basic and diluted	10,542	10,467	10,368

Pro forma net (loss) income attributable to McGraw-Hill Education, Inc.(1)

Pro forma net (loss) earnings per share from continuing operations(2):
Basic
Diluted
Pro forma weighted average shares outstanding(2):
Basic
Diluted

Supplemental pro forma net (loss) earnings per share from continuing operations(3):
Basic
Diluted
Supplemental pro forma weighted average shares outstanding(3):
Basic
Diluted

Other Financial Data:
Billings(4)	$1,912,902	$2,057,951	$2,039,441
Adjusted EBITDA by segment(4):
Higher Education	233,507	294,540	296,105
K-12	136,668	126,902	118,168
International	19,011	33,229	37,603
Professional	33,739	32,193	37,882
Other	(2,298)	(1,274)	(11,846)
Capital expenditures	38,223	41,181	40,500
Total net debt(5)	1,926,503	1,581,601	1,618,875
Working capital(6)	181,023	183,675	206,820

Statement of Cash Flow Data:
Cash flows provided by (used for):
Operating activities	$197,964	$308,422	$354,941
Investing activities	(139,418)	(151,763)	(176,464)
Financing activities	(190,912)	(12,850)	(192,553)

Dollars in thousands)	As of December 31,
	2016	2015	2014
Balance Sheet data:
Cash and cash equivalents	$418,753	$553,194	$413,963
Total assets	2,576,026	2,722,291	2,686,578
Total debt(5)	2,345,256	2,134,795	2,031,638
Stockholders’ equity (deficit)	(1,086,387)	(646,386)	(364,030)

(1)	We present consolidated statements of operations data on a pro forma basis to give effect to (i) the issuance of the MHGE Senior Notes and the entry into the Senior Facilities and the use of the proceeds therefrom together with cash on hand to repay the MHGE Term Loan, the MHGE Senior Secured Notes and the MHSE Term Loan and to pay a $300.0 million dividend to our existing common stockholders, (ii) reduction of interest expense and amortization of deferred financing costs related to the repayment of debt with a portion of the proceeds of this offering as described under the heading “Use of Proceeds,” and (iii) reduction of interest expense and amortization of deferred financing costs related to the Refinancing. The Transactions had no pro forma tax effect due to the Company recording a valuation allowance as of December 31, 2014.

The pro forma net (loss) income consists of the following:

Year Ended December 31,
2016
Net (loss) income attributable to McGraw-Hill Education, Inc.	$
Interest on Senior Facilities and MHGE Senior Notes
Less: historical interest expense

Pro forma net (loss) income attributable to McGraw-Hill Education, Inc.	$

(2)	We present certain per share data on a pro forma basis to give effect to the issuance of shares in connection with this offering, to the extent that the proceeds from the sale of such shares will be used to repay debt as described under “Use of Proceeds.”
(3)	We present certain per share data on a supplemental pro forma basis to the extent that the proceeds from this offering will be deemed to be used to fund the dividend of $300.0 million to existing common stockholders on May 4, 2016. For further information on the supplemental pro forma per share data, see Note 21 to the audited consolidated financial statements, respectively, included elsewhere in this prospectus.

(4)	Billings, a measure used by management to assess sales performance, is defined as the total amount of revenue that would have been recognized in a period if all revenue were recognized immediately at the time of sale.

Billings is calculated as follows:

	Year Ended December 31,
(Dollars in thousands)	2016	2015	2014
Revenue	$1,757,331	$1,829,991	$1,851,590
Change in deferred revenue(a)	155,571	227,960	187,851

Billings	$1,912,902	$2,057,951	$2,039,441

(a)	We receive cash up-front for most product sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues to a cash basis assuming the collection of all receivable balances.

Adjusted EBITDA by segment is a measure used by management to assess the performance of our segments and is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA non-GAAP debt covenant compliance measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Covenant Compliance”.

Billings is not a presentation made in accordance with U.S. GAAP and does not purport to be an alternative to revenue as a measure of operating performance or to cash flows from operations as a measure of liquidity. Such measure has limitations as our analytical tool, and you should not consider any such measure in isolation or as a substitute for our results as reported under U.S. GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, this measure may not be comparable to other similarly titled measures of other companies. See “Use of Non-GAAP Financial Information.”

Management believes that Billings is helpful in highlighting the actual sales activity in a given period and provides comparability from period to period during our ongoing transition from the sale of printed materials to digital solutions which are required to be deferred and recognized as revenue over time in accordance with U.S. GAAP.

For additional information related to these measures, please see “Non-GAAP Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(5)	Total debt is presented as long-term debt plus current portion of long-term debt. Total net debt is total debt less cash and cash equivalents.
(6)	Working capital is calculated as current assets less current liabilities.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, before participating in our initial public offering. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In addition, the risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or those that we currently view to be immaterial could also materially and adversely affect our business, financial condition or results of operations. In any such case, you may lose all or a part of your investment in our common stock.

Risks Related to Our Business

We face competition from both large, established industry participants and new market entrants, the risks of which are enhanced due to rapid changes in our industry and market.

Our competitors in the market for education products include a few large, established industry participants. Some established competitors have greater resources and less debt than us and, therefore, may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. In addition, the market shift toward digital education solutions has induced both established technology companies and new start-up companies to enter certain segments of our market. These new competitors have the possible advantage of not needing to transition from a print business to a digital business. The risks of competition are intensified due to the rapid changes in the products our competitors are offering, the products our customers are seeking and our sales and distribution channels, which create increased opportunities for significant shifts in market share. Competition may require us to reduce the price of our products or make additional capital investments or result in reductions in our market share and sales.

Our investments in new products and distribution channels may not be profitable.

In order to maintain a competitive position, we must continue to invest in new products and new ways to deliver them. This is particularly true in the current environment where investment in new technology is ongoing and there are rapid changes in the products our competitors are offering, the products our customers are seeking, and our sales and distribution channels. In some cases, our investments will take the form of internal development; in others, they may take the form of an acquisition. Our investments in new products or distribution channels, whether by internal development or acquisition, may be less profitable than what we have experienced historically, may consume substantial financial resources and/or may divert management’s attention from existing operations, all of which could materially and adversely affect our business, results of operations and financial condition.

Our failure to win new state adoptions could adversely affect our revenue.

A significant portion of our revenue is derived from sales of K-12 instructional materials pursuant to pre-determined adoption schedules. Due to the revolving and staggered nature of state adoption schedules, sales of K-12 instructional materials have traditionally been cyclical, with some years offering more sales opportunities than others. For example, over the next few years, new adoptions are scheduled in one or more of the primary subjects of reading, language arts and literature, social studies and mathematics in, among others, the states of California, Texas and Florida, which are the three largest adoption states. In each adoption decision for each state, we face significant competition. Our failure to do well in new state adoptions could materially and adversely affect our revenue for the year of adoption and subsequent years.

Reductions in anticipated levels of federal, state and local education funding available for the purchase of instructional materials could adversely affect demand for our K-12 products.

Most public school districts, which are the primary customers for K-12 products and services, depend largely on state and local funding programs to purchase materials. In addition, many school districts also receive substantial funding through Federal education programs. State, local or federal funding available to school districts may be reduced as a result of reduced tax revenues, efforts to reduce government spending or increased allocation of tax revenues to other uses. In addition, changes in the laws or regulations that give school districts flexibility in their use of funds previously dedicated exclusively to the purchase of instructional materials may reduce the share of district funds allocated to the purchase of instructional materials. Reductions in the amount of funding provided to school districts or reductions in the portion of those funds allocated to instructional materials could reduce demand for our K-12 products.

Changes in the timing and order patterns of customer purchases may adversely affect us.

Traditionally, when the majority of products sold to customers in the higher education market consisted of print textbooks sold through the campus bookstore, the timing of purchases was predictable because of the long lead time to order and receive printed books before the start of the semester and because the sale was made to a distribution partner that needed the inventory ahead of the school year. As the higher education market has shifted to digital products, there has been a tendency for purchases to occur closer to the beginning of the semester since less lead time is required for the purchase of a digital product and because the sale is frequently made directly to the student. The shift to digital and increasing competition for the campus bookstore has diminished the visibility that the traditional distribution channel has into student demand. As a result, distribution channels are ordering from us closer to the start of the school year and with increased variability in ordering and return patterns. These factors have detrimentally impacted industry sales in 2015 and 2016. There is no assurance that the trend to more digital purchases will continue, but given the current mix of digital versus print purchasing and increased competition among distribution channels, it has become more difficult to predict the timing and order patterns of customer purchases of our higher education products.

There is also timing uncertainty in the K-12 business. Within a year, timing of orders can vary significantly as the primary season for ordering occurs in the period between May and August, which spans our second and third quarters. As a result, states and school districts that have significant purchases scheduled for a given year could materially swing results between quarters based on when in the season the order is placed.

Additionally, the timing of a decision for a state-wide adoption or by an individual school district to purchase in a given year can be significantly impacted or delayed by various circumstances including but not limited to funding issues, development of standards and specifications, competing priorities or school readiness to implement the new curriculum or technology. In addition, whereas in the past most school districts purchased educational materials in state adoptions up-front, many are now choosing to spend on educational materials over a multi-year period, and in some cases school districts are choosing to use available funds to purchase hardware, software and other instructional aids that are not produced by us. Taken together, it has become increasingly difficult for us to forecast the timing of customer purchases, causing us to have to wait until later in the buying season in order to assess our financial performance. The change in ordering patterns may impact the comparison of results between a quarter and the same quarter of the previous year, between a quarter and the consecutive quarter or between a fiscal year and the prior fiscal year.

State changes to Common Core State Standards or delays in their implementation may adversely affect our K-12 business.

There is considerable political controversy in many states surrounding the adoption and implementation of Common Core State Standards. Legislation has been introduced in a number of states to drop Common Core State Standards, and some states are considering revisions to and/or rebranding of the standards. These developments could disrupt local adoptions of instructional materials and require modifications to our programs offered for sale in those states that adopt such changes, which may delay or impair sales of our products or cause us to incur additional product development costs.

A change from up-front payment by school districts for multi-year licenses could adversely affect our cash flow and results of operation.

In keeping with the past practice of payment for printed materials, school districts typically pay up-front when buying multi-year licenses for digital products. If school districts changed to spreading their payments to us over the term of the licenses, our cash flow and results of operation could be adversely affected.

Increased availability of free or relatively inexpensive products may reduce demand for or negatively impact the pricing of our products.

Free or relatively inexpensive educational products are becoming increasingly available, particularly in digital formats and through the internet. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available for free. In addition, in recent years there have been initiatives by not-for-profit organizations such as the Gates Foundation and the Hewlett Foundation to develop educational content that can be “open sourced” and made available to educational institutions for free or nominal cost. There is also a possibility that federal or state governments will enact legislation or regulations that mandate or favor the use by educational institutions of open sourced content. The increased availability of free or relatively inexpensive educational products may reduce demand for our products or require us to reduce pricing, thereby impacting our sales revenue.

Increased customer expectations for lower prices or free bundled products could reduce sales revenues.

As the market has shifted to digital products, customer expectations for lower priced products has increased due to customer awareness of reductions in marginal production costs and the availability of free or low-cost digital content and products. As a result, there has been pressure to sell digital versions of products at prices below their print versions and an increase in the amount of products and materials given away as part of bundled packs. Increased customer demand for lower prices or free bundled products could reduce our sales revenue.

Malfunction or intentional hacking of our technological systems could adversely affect our operations or business and cause financial loss and reputational damage.

We depend on complex technological systems to provide our products to our customers and to operate our business. Malfunction or intentional hacking of these systems could adversely affect the performance or availability of our products, result in loss of customer data , adversely affect our ability to conduct business, or result in theft of our funds or proprietary information. The occurrence of such problems could result in liability, harm to our reputation, loss of revenue, or financial loss.

Failure to comply with privacy laws or adequately protect personal data could cause financial loss and reputational damage.

Across our businesses we hold large volumes of personal data, including that of employees, customers and students. We are subject to a wide array of different privacy laws, regulations and standards in the United States and in foreign jurisdictions where we conduct business with regards to access to, collection of, and use of personal data, including but not limited to (i) the Children’s Online Privacy Protection Act and state student data privacy laws in connection with personally identifiable information of students, (ii) the Health Insurance Portability and Accountability Act in connection with our self-insured health plan, (iii) the Payment Card Industry Data Security Standards in connection with collection of credit card information from customers, and (iv) various EU data protection laws resulting from the EU Privacy Directive. Our failure to comply with applicable privacy laws, regulations and standards or prevent the improper use or disclosure of the personal data we hold could lead to penalties, significant remediation costs, reputational damage, potential cancellation of existing contracts, and an impaired ability to compete for future business.

Defects in our digital products could cause financial loss and reputational damage.

In the fast-changing digital marketplace, demand for innovative technology has generally resulted in short lead times for producing products that meet customer specifications. Growing demand for innovation and additional functionality in digital products increases the risk that our products may contain flaws or corrupted data, and these defects may only become apparent after product launch, particularly for new products and new features to existing products that are developed and brought to market under tight time constraints. Problems with the performance of our digital products could result in liability, loss of revenue or harm to our reputation.

An increase in unauthorized copying and distribution of our products could adversely affect our sales, and an increase in efforts to combat such activities could increase our expenses.

Most of the value of our products consists of the intellectual property contained in them. As a result, the sale price of our products is high relative to the cost of copying them. This disparity makes our products tempting targets for unauthorized copying and distribution by both end users and illegal commercial enterprises. The risk of unauthorized copying and distribution of our products is greatest in the higher education and professional markets, where the purchasers of our products are usually students and other individual customers, who generally obtain our products through channels that are more susceptible to being used for the distribution of unauthorized copies. In recent years, technological and market changes have facilitated the unauthorized copying and distribution of our products to students and other individual customers. Of particular note is the development of on-line distribution services that allow illegal commercial enterprises to utilize reputable and efficient marketplaces and fulfillment services for the distribution and sale of counterfeit copies of products. Our management believes that increases in unauthorized copying and distribution of our products may have been a contributing factor in the decline in sales of our higher education print products in 2016. Further expansion of the unauthorized copying and distribution of our products could adversely affect our sales, and increased efforts to combat such activities could increase our expenses.

Factors that reduce enrollment at colleges and universities could adversely affect demand for our higher education products.

Enrollment in U.S. colleges and universities can be adversely affected by many factors, including changes in government and private student loan and grant programs, uncertainty about current and future economic conditions, general decreases in family income and net worth and a perception of uncertain job prospects for recent graduates. In addition, enrollment levels at colleges and universities outside the United States are influenced by the global and local economic climate, local political conditions and other factors that make predicting foreign enrollment levels difficult. While enrollment at degree granting institutions in the United States has overall been steadily growing over the last several decades, enrollment declined between 2012 and 2014. Further reductions in expected levels of enrollment at colleges and universities both within and outside the United States could adversely affect demand for our higher education products.

Growth of the used and rental book markets could adversely affect our sales of printed books.

Active markets exist for the sale of used copies of our printed books and the rental of copies of those books. The used and rental markets are particularly substantial with respect to our printed higher education and professional books, where most of the purchasers are students and other individual customers who may believe they only need to have the use of the book for a limited period of time. The sale of used books and rental of books provides a lower priced option for customers who do not prefer to own a new copy of a book. Recent technological and market developments have resulted in an increase in the size of the used and rental markets. Since we do not currently participate in the used or rental markets and sales of used books and rental of books compete with our sales of new books, sales of used copies of our printed books and rental of copies of our printed books adversely affect our revenue. Further expansion of the used and rental markets could adversely affect our revenue.

We are dependent on third-party distributors, representatives and retailers for a substantial portion of our sales.

In addition to our own sales force and websites, we offer our products through a variety of third-party distributors, representatives and retailers. We do not ultimately control the performance of our third-party distributors, representatives and retailers to perform as required or to our expectations. Also, certain of our distributors, representatives or retailers may market other products that compete with our products. The loss of one or more of our distributors, representatives or retailers or their failure to effectively promote our products or otherwise perform in their functions in the expected manner could adversely affect our ability to bring our products to market and impact our revenues.

Our distribution and retail channels continue to experience consolidation and a significant portion of our sales is concentrated on a small number of customers. Our profitability and financial results could be adversely impacted by continued channel consolidation, deterioration of customer financial results or default on obligations to us.

Some of our distribution and retail channels have recently experienced significant consolidation and concentration. This concentration could potentially place us at a disadvantage with respect to negotiations regarding pricing and other terms which could adversely affect our sales and financial results.

In addition, a significant portion of our sales are to a small number of customers. For the year ended December 31, 2016, the Company had no single customer that accounted for 10% or more of our gross revenue. For the year ended December 31, 2015, the Company had one customer, Follett Corporation, that accounted for 10% of our gross revenues. As of December 31, 2016 and 2015, two customers comprised approximately 25% and 29% of the gross accounts receivable balance, respectively.

Deterioration of customer financial results or a default by a material customer on its obligations to us could adversely affect our profitability and financial condition.

We may not be able to retain or attract the key authors and talented personnel that we need to remain competitive and grow.

Our success depends, in part, on our ability to continue to attract and retain key authors and talented management, creative, editorial, technology, sales and other personnel. We operate in a number of highly visible industry segments where there is intense competition for successful authors and other experienced, highly effective individuals. Our successful operations in these segments may increase the market visibility of our authors and personnel and result in their recruitment by other businesses. There can be no assurance that we can continue to attract and retain key authors and talented personnel and, if we fail to do so, it could adversely affect our business.

We may not be able to reduce our costs related to print products as fast as revenues from those products decline.

As the portion of our business that consists of print products declines, our need for certain facilities and arrangements, such as printing and warehousing, also declines. Some of the costs related to these facilities and arrangements are relatively fixed over the short term and, as a result, may not decline as quickly as the related revenues. If our print-related costs do not decline proportionately with our print-related revenues, our results of operations and financial condition would be adversely affected.

The shift to sales of multi-year licenses may affect the comparability of our GAAP revenue to prior periods and cause increases or decreases in our sales to be reflected in our results of operation on a delayed basis.

As our business transitions from printed products to digital products, an increasing percentage of our revenues are derived from the sale of multi-year licenses. Our customers typically pay for both printed products and multi-year licenses up-front; however, we recognize revenue from multi-year licenses over their respective terms, as required by GAAP, even if we are paid in full at the beginning of the license. As a result, an increase in the portion of our sales coming from multi-year licenses may cause our GAAP revenue, when compared to prior periods, to not provide a truly comparable perspective of our performance. Another effect of recognizing revenue from multi-year licenses over their respective terms is that any increases or decreases in sales during a particular period do not translate into proportional increases or decreases in revenue during that period. Consequently, deteriorating sales activity may be less immediately observable in our results of operations.

Unexpectedly large returns could adversely affect our financial results.

We generally permit our distributors to return products they purchase from us. When we record revenue, we record an allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns vary by one percentage point from the estimate we use in recording our allowance, the impact on operating income would be approximately $1.2 million.

The high degree of seasonality of our business can create cash flow difficulties.

Our business is seasonal. Purchases of Higher Education products have traditionally been made in the third and fourth quarters for the semesters starting classes in September and January. Purchases of K-12 products are typically made in the second and third quarters of the calendar year for the beginning of the school year. This sales seasonality affects operating cash flow from quarter to quarter. There are months when we operate at a net cash deficit from our activities. In 2016, we realized approximately 25%, 37% and 23% of revenue during the second, third and fourth quarters, respectively, making third-quarter results particularly material to our full-year performance. We cannot make assurances that our third quarter revenue will continue to be sufficient to meet our obligations or that they will be higher than revenue for our other quarters. In the event that we do not derive sufficient revenue in the third quarter, we may not be able to meet our debt service requirements and other obligations.

Our substantial indebtedness restricts our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.

We are a leveraged company that has substantial indebtedness. As of December 31, 2016 on a pro forma basis, we had $         million face value of outstanding indebtedness (in addition to $350.0 million of commitments under the Senior Facilities, none of which was drawn), and for the year ended December 31, 2016, we had total debt service of $         million (including approximately $         million of debt service relating to fixed rate obligations) on a pro forma basis. Our substantial indebtedness could have important consequences. For example, it could:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•	require us to repatriate funds to the United States at substantial cost;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities;

•	cause us to make non-strategic divestitures; or

•	expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the Senior Facilities are at variable rates of interest.

In addition, the agreements governing our indebtedness contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, which could intensify the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future. For example, as of December 31, 2016, we had $350.0 million available for additional borrowing under the Revolving Facility portion of the Senior Facilities, all of which would be secured. In addition, although the terms of the agreements governing our indebtedness contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Further, these restrictions will not prevent us from incurring obligations that do not constitute indebtedness. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “Our substantial indebtedness restricts our ability to react to changes in the economy or our industry and exposes us to interest rate risk and risk of default.”

We may record future goodwill or indefinite-lived intangibles impairment charges related to our reporting units, which could materially adversely impact our results of operations.

We test our goodwill and indefinite-lived intangibles asset balances for impairment during the fourth quarter of each year or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. We assess goodwill for impairment at the reporting unit level and, in evaluating the potential for impairment of goodwill, we make assumptions regarding estimated net sales projections, growth rates, cash flows and discount rates. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates are uncertain by nature and can vary from actual results. Declines in the future performance and cash flows of the reporting unit or small changes in other key assumptions may result in future goodwill impairment charges, which could materially adversely impact our results of operations.

Failure to develop or maintain an effective system of internal controls could lead to sanctions, reduce investor confidence in our financial reporting and lower the price of our common stock.

As a public company, we will be required to have an effective system of internal controls in the course of preparing our consolidated financial statements. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could make it impossible for us to issue reliable financial reports, prevent fraud or operate successfully as a public company. Failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority or other regulatory authorities. Sanctions by regulatory authorities or disclosure of inadequacies in our internal controls could cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

Our management determined that there was a material weakness in our accounting for deferred royalties and revenue recognition in our K-12 business.

During 2016 we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis. We identified a material weakness related to the accounting for royalty expense associated with digital subscription products in our K-12 segment. Historically, the Company expensed royalties related to digital subscription products at the time of sale instead of being recognized as a prepaid asset and expensed ratably over the term of the digital subscription period consistent with how digital subscription revenue is recognized. The Company evaluated the impact of this adjustment on prior periods and concluded that the adjustment was not considered material to any previously issued quarterly or annual financial statements. However, the Company determined that the cumulative impact of correcting the adjustment in the current period would be material to 2016. As a result, the Company has revised its consolidated financial statements for the years ended December 31, 2015 and 2014. Since this adjustment was not considered material to any previously issued quarterly or annual financial statements, the 2015 and 2014 previously issued consolidated financial statements can still be relied upon.

In addition, we also identified a material weakness in our K-12 segment for revenue recognition of certain multiple element arrangements. During the second and third quarters of 2016, the Company entered into certain customer contracts each of which contained multiple deliverables including free with order digital subscription products. However, the Company did not properly identify and account for the free with order digital subscription products as a separate deliverable, resulting in an overstatement of revenue recognized as a portion of the contract revenue allocated to the delivered elements should have been allocated to the undelivered free with order digital subscription products resulting in deferred revenues. Accordingly, the Company has revised its previously unaudited consolidated financial statements for the second and third quarters of 2016.

We appropriately accounted for our K-12 deferred royalties and multiple element arrangements during 2016 in the audited consolidated financial statements and unaudited consolidated quarterly financial information included in this prospectus.

Our management is in the process of remediating these material weaknesses. If we are unsuccessful in remediating these weaknesses or suffer additional deficiencies or material weaknesses in our internal controls in the future, we may be unable to report financial information in a timely and accurate manner and it could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial reporting and cause a default under the agreements governing our indebtedness.

Legal actions against us, including intellectual property infringement claims, could be costly to defend and could result in significant damages.

In the ordinary course of business, we are occasionally involved in legal actions and claims against us arising from our business operations and therefore expect that we will likely be subject to additional actions and claims against us in the future. Litigation alleging infringement of copyrights and other intellectual property rights, particularly in relation to proprietary photographs and images, has become extensive in the educational publishing industry. At present, there are various suits pending or threatened which claim that we exceeded the print run limitation or other restrictions in licenses granted to us to reproduce photographs in our instructional materials. A number of similar claims against us have already been settled. A number of our competitors are defendants in similar lawsuits. We have liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. However, there can be no assurance that our liability insurance will cover our damages and, if our liability insurance does cover our damages, that the limits of coverage will be sufficient to fully cover all potential liabilities and costs of litigation. While management does not expect any of the claims currently pending or threatened against us to have a material adverse effect on our results of operations, financial position or cash flows, due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding or change in applicable legal standards could have a meaningful adverse effect on our financial position and results of operations.

We face risks of doing business abroad.

As we continue to invest in and expand portions of our overseas business, we face exposure to the risks of doing business abroad, including, but not limited to:

•	lack of local knowledge or acceptance of our products and services;

•	entrenched competitors;

•	the need to adapt our products to meet local requirements;

•	longer customer payment cycles in certain countries;

•	limitations on the ability to repatriate funds to the United States;

•	difficulties in protecting intellectual property, enforcing agreements and collecting receivables under certain foreign legal systems;

•	compliance under the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws;

•	the need to comply with local laws and regulations generally; and

•	in some countries, a higher risk of political instability, economic volatility, terrorism, corruption, social and ethnic unrest.

Fluctuations between foreign currencies and the U.S. dollar could adversely affect our financial results.

We derived approximately 16% of our total revenue in the year ended December 31, 2016 from our international sales operations. The financial position and results of operations of our international operations are primarily measured using the foreign currency in the jurisdiction of operation of such business as the functional currency. As a result, we are exposed to currency fluctuations both in receiving cash from our international operations and in translating our financial results into U.S. dollars. For example, foreign exchange rates had an unfavorable impact on our revenue of $8.6 million for the year ended December 31, 2016. We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. Our principal currency exposures relate to the Australian Dollar, British Pound, Canadian Dollar, Euro, Mexican Peso and Singapore Dollar. Assets and liabilities of our international operations are translated at the exchange rate in effect at each balance sheet date. Our income statement accounts are translated at the average rate of exchange during the period. A strengthening of the U.S. dollar against the relevant foreign currency reduces the amount of income we recognize from our international operations. In addition, certain of our international operations generate revenues in the applicable local currency or in currencies other than the U.S. dollar, but purchase inventory and incur costs primarily in U.S. dollars. While, from time to time, we may enter into hedging arrangements with respect to foreign currency exposures, variations in exchange rates may adversely impact our results of operations and profitability. The risks we face in foreign currency transactions and translation may continue to increase as we further develop and expand our international operations.

We are dependent on third-parties for the performance of many critical operational functions.

We rely on third-parties for many critical operational functions, including general financial shared services, accounts payable, accounts receivable, royalty processing, printing, warehousing, distribution, technology support, online product hosting and certain customer support functions. Since those functions are provided by third parties, our ability to supervise and support the performance of those functions is limited. The loss of one or more of these third-party partners, a material disruption in their business or their failure to otherwise perform their functions in the expected manner could cause disruptions in our business that would adversely affect our results of operations and financial condition.

A significant increase in operating costs and expenses could have a material adverse effect on our profitability.

Our major operating expenses include employee compensation, paper, technology and third-party provider fees and royalties. Any material increase in these or other operating costs and expenses that we are not able to pass on in the cost of our products and services could adversely affect our results of operations and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

We are a “controlled company” within the meaning of New York Stock Exchange rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, Apollo will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the New York Stock Exchange’s corporate governance standards. Under New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We continue to be controlled by Apollo, and Apollo’s interests may conflict with our interests and the interests of other stockholders.

Following this offering, Apollo will own     % of our common equity. In addition, representatives of Apollo comprise a majority of our directors. As a result, Apollo can control our ability to enter into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination that may otherwise be favorable for us. Additionally, Apollo is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Apollo continues to indirectly, own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

Our second amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Our second amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and Apollo. Under these provisions, neither Apollo, its portfolio companies, funds or other affiliates, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. For instance, a director of our company who also serves as a director, officer or employee of Apollo or any of its portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Apollo to itself or its portfolio companies, funds or other affiliates instead of to us. The terms of our second amended and restated certificate of incorporation are more fully described in “Description of Capital Stock.”

Provisions in our organization documents and Delaware law may discourage our acquisition by a third party.

Our second amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval. If the Board elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our second amended and restated certificate of incorporation and second amended and restated by laws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders.

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” We will elect in our second amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our second amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that it will provide that affiliates of Apollo and their transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and will therefore not be subject to such restrictions. These charter provisions may limit the ability of third parties to acquire control of our company. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the as adjusted net tangible book value per share of common stock from the initial public offering price. Our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $             per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Please see “Dilution.”

The sale of restricted shares of our common stock in the public market could reduce our stock price.

After the completion of this offering, we will have             outstanding shares of common stock. This number includes             shares that we are selling in this offering, which may be resold immediately in the public market. The number of outstanding shares of common stock also includes             shares, including shares controlled by Apollo, that are “restricted securities,” as defined under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and eligible for sale in the public market subject to the requirements of Rule 144, some or all of which are subject to the lock-up agreements with the underwriters described in “Underwriting (Conflicts of Interest),” but may be sold into the market following the expiration of such lock-up agreements beginning         days after the date of this prospectus or if the underwriters waive those agreements. Sales of significant amounts of restricted stock in the public market could adversely affect prevailing market prices of our common stock.

We may not pay dividends on our common stock.

As a holding company, our ability to pay dividends in the future depends on our subsidiaries’ making upstream distributions to us. There is no assurance that our subsidiaries will generate sufficient net income and cash flows to allow them to do so. Our subsidiaries’ ability to make distributions to us is also restricted by covenants in their debt instruments. As of December 31, 2016 on a pro forma basis, the maximum amount MHGE would be permitted to distribute to us in compliance with its indebtedness was approximately $         million. Even if our subsidiaries distribute funds to us, we have no obligation to have them to do so and we have no obligation to declare a dividend if we have received funds that enable us to do so. The fact that we have paid dividends in the past is no assurance we will pay the same level of dividends, or any dividends at all, in the future.

The requirements of being a public company may increase our costs, divert management’s attention, and affect our ability to attract and retain qualified board members.

We will incur significant additional expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities. Being a public company could make it more difficult for us to attract and retain qualified persons to serve on the Board or as executive officers.

There can be no assurance that a viable public market for our common stock will develop.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

Our stock price may be volatile.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance,

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues,

•	the public reaction to our press releases, our other public announcements and our filings with the SEC,

•	strategic actions by our competitors,

•	changes in operating performance and the stock market valuations of other companies,

•	announcements related to litigation,

•	our failure to meet revenue or earnings estimates made by research analysts or other investors,

•	changes in the credit ratings of our debt,

•	changes in revenue or earnings estimates, changes in recommendations or withdrawal of research coverage, by equity research analysts,

•	speculation in the press or investment community,

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur,

•	changes in accounting principles, policies, guidance, interpretations or standards,

•	additions or departures of key management personnel,

•	actions by our stockholders,

•	general market conditions,

•	domestic and international economic, legal and regulatory factors unrelated to our performance, and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

The issuance by us of additional shares of common stock or convertible securities may dilute your ownership of us and could adversely affect our stock price.

        shares of our common stock have been reserved for future issuance under our long-term incentive plan. All of these shares will be registered under a registration statement on Form S-8 that we intend to file with the SEC in connection with this offering. If issued, and subject to the satisfaction of vesting conditions and the expiration of any lock-up agreements, these shares will be available for resale in the public market without restriction. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our second amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as the Board may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Our designation of the Delaware Court of Chancery as the exclusive forum for certain types of stockholder legal proceedings could limit our stockholders’ ability to obtain a more favorable forum.

Our second amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our second amended and restated certificate of incorporation or our second amended and restated by laws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our second amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. See “Description of Capital Stock—Forum Selection.”

Alternatively, if our exclusive forum provision is not enforceable, we may be subject to additional costs that we do not currently anticipate.

Alternatively, if a court were to find these provisions of our second amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs that we do not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including without limitation statements relating to our businesses and our prospects, new products, sales, expenses, tax rates, cash flows, plate investment and operating and capital requirements. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance and are based on assumptions management believes are reasonable at the time they are made.

Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plan,” “estimate,” “project,” “target,” “anticipate,” “intend,” “may,” “will,” “continue,” “should” and other words of similar meaning in connection with a discussion of future operating or financial performance. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual outcomes and results could differ materially from what is expected or forecasted. These risks and uncertainties include, among others:

•	competition in our existing and future lines of business and the financial resources of competitors;

•	the rapidly changing nature of and technological advancements in the education market;

•	the level of success of new product development, global expansion, and strength of domestic and international markets;

•	changes in government programs, laws or payment systems;

•	the availability of free or relatively inexpensive educational information and materials;

•	operational disruptions and failures in our information technology or electronic delivery systems;

•	failure to comply with privacy laws and defects in, or security breaches relating to, our data security system or digital products;

•	piracy, unauthorized copying, file-sharing, or other infringements on or claims against our intellectual property, including our digital content;

•	enrollment and demographic trends;

•	competition from used and rental markets for books and educational materials;

•	the ability of our suppliers, distributors or service providers to meet their commitments to us, or the timing of purchases by our current and potential customers, and other general economic and business conditions;

•	the loss of, or default by, one or more key customers;

•	failure to retain or continue to attract senior management, key authors or skilled personnel;

•	manufacturing, distribution, plate investment, amortization, depreciation, capital, technology, and other expenses related to our operations;

•	the level of future cash flows;

•	risks related to our substantial indebtedness;

•	risks inherent in operating in foreign countries, including the impact of economic, political, legal, regulatory, compliance, cultural, foreign currency fluctuations and other conditions abroad.

•	fluctuations between foreign currencies and the U.S. dollar;

•	the uncertain economic climate in the U.S. and abroad or deterioration in the economy and its impact on the markets in general;

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;

•	the health of debt and equity markets, including credit quality and spreads, the level of liquidity and future debt issuances;

•	the state of the credit markets and regulatory environment and their impact on us and the economy in general;

•	fluctuations in our operating results, unanticipated delays or accelerations in our sales cycles and the difficulty of accurately estimating revenues;

•	income tax rates; and

•	future legislative and regulatory developments, including any change in the integration or enforcement of existing laws or regulations.

You should consider the areas of risk described above, as well as those set forth in the section entitled “Risk Factors” in connection with considering any forward-looking statements that may be made by us and our businesses generally. We cannot assure you that projected results or events reflected in the forward-looking statements will be achieved or occur. The forward-looking statements included in this prospectus are made as of the date of this prospectus. We undertake no obligation to publicly release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events, except as otherwise required by law.

USE OF PROCEEDS

We expect to receive approximately $         of net proceeds (based upon the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering would increase (decrease) our net proceeds by approximately $         million.

We intend to use approximately $         million of the net proceeds from this offering to pay related fees and expenses. The remaining net proceeds will be used to repay debt and for general corporate purposes.

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends in the future will be at the sole discretion of the Board after taking into account various factors, including legal requirements, our subsidiaries’ ability to make payments to us, our financial condition, operating results, cash flow from operating activities, available cash, business opportunities, restrictions in our debt agreements and other contracts, current and anticipated cash needs and other factors the Board deems relevant.

We are a holding company and have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Their ability to make any payments to us will depend upon many factors, including our operating results, cash flows and the terms of the Senior Facilities and the indentures governing the MHGE Senior Notes and the MHGE PIK Toggle Notes. In addition, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries and us to pay dividends and make distributions under the terms of our future indebtedness. Although we have sustained net losses in prior periods and cannot assure you that we will be able to pay dividends on a quarterly basis or at all, we believe that a number of recent positive developments in our business have improved our ability to pay dividends in compliance with applicable state corporate law once this offering has been completed. Also, because the DGCL permits corporations to pay dividends either out of surplus (generally, the excess of a corporation’s net assets (total assets minus total liabilities) over its stated capital, in each case as defined and calculated in the manner prescribed by the DGCL) or net profits, we may be able to pay dividends even if we report net losses in future periods.

The maximum amount that can be distributed to us by our subsidiaries for the purpose of paying dividends in compliance with the terms of our subsidiaries’ indebtedness was approximately $         million as of December 31, 2016 (assuming the number of shares offered by us are sold at the midpoint of the range set forth on the front cover of this prospectus).

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016 on an:

•	actual basis; and

•	as adjusted to give effect to this offering and the use of proceeds therefrom.

	As of December 31, 2016
	Actual	As Adjusted
	(in thousands, except per share and par value)
Cash and cash equivalents	$418,753	$

Long-term debt, including current maturities
MHGE Senior Notes	$400,000	$
Term Loan Facility	1,567,125
Revolving Facility	—
MHGE PIK Toggle Notes	500,000
Less: unamortized debt discount and deferred financing costs	(121,869)

Total indebtedness, including current portion	$2,345,256	$
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; 1,000,000 shares authorized, 100,000 shares issued and 37,500 outstanding	—
Common stock—$0.01 par value; 100,000,000 shares authorized, 10,606,117 shares issued and 10,567,864 outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	104
Additional paid-in capital	—
Treasury stock, 38,253 as of December 31, 2016	(6,727)
Accumulated other comprehensive loss	(57,837)
Accumulated deficit	(1,021,927)

Total stockholders’ equity (deficit)	$(1,086,387)	$

Total capitalization	$1,258,869	$

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of the common stock after this offering for accounting purposes. Dilution results from the fact that the per share offering price of our common stock is in excess of the net tangible book value per share attributable to new investors.

Historical net tangible book value as of December 31, 2016 before this offering was $             per share and represents the amount of our total tangible assets (total assets less total intangible assets) less total liabilities, divided by the number of shares of common stock issued and outstanding. Assuming an initial public offering price of $             per share (which is the midpoint of the range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt and application of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our as adjusted net tangible book value as of December 31, 2016 would have been approximately $             million, or $             per share. This represents an immediate increase in the net tangible book value of $             per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the as adjusted net tangible book value after this offering) to new investors purchasing shares in this offering of $             per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2016 before this offering	$
Increase per share attributable to new investors in this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per share after the offering by $             and increase (decrease) the dilution to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the as adjusted tangible book value per share as of December 31, 2016 would be $             per share, and the dilution in net tangible book value per share to new investors in this offering would be $             per share.

The following table summarizes, on an adjusted basis as of December 31, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $             per share, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

If the underwriters were to fully exercise their option to purchase              additional shares of our common stock, the percentage of common stock held by existing investors would be     %, and the percentage of shares of common stock held by new investors would be     %.

The information above excludes              shares of common stock reserved for issuance under our management equity plan, adopted by the Board on May 15, 2013, and our new 2016 Omnibus Incentive Plan that we intend to adopt prior to the completion of this offering. As of December 31, 2016 there were a total of              shares of common stock underlying outstanding stock options issued under the management equity plan.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical combined consolidated financial data and operating results of the Company.

The consolidated statement of operations for the years ended December 31, 2016, 2015 and 2014 and the consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from the audited consolidated financial statements of the Company included elsewhere in this prospectus. The combined consolidated statements of operations for the periods from March 23, 2013 to December 31, 2013 and from January 1, 2013 to March 22, 2013 have been derived from the audited combined financial statements of the Company, which are not included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from the audited combined consolidated financial statements of the Company, which are not included elsewhere in this prospectus. The combined statement of operations for the year ended December 31, 2012 and the combined balance sheet data as of December 31, 2012 have been derived from our audited combined financial statements of our Predecessor, which are not included in this prospectus.

The selected historical combined consolidated financial data and operating results presented below should be read in conjunction with our audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical combined consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that occurred in our operations and capitalization as a result of the Founding Acquisition.

	Successor				Predecessor
(Dollars in thousands except per share amounts)	Year Ended December 31,			March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
	2016	2015	2014
Statements of Operations
Revenue	$1,757,331	$1,829,991	$1,851,590	$1,594,427	$229,441	$1,917,599
Cost of sales	429,766	479,604	523,765	778,738	64,006	541,306

Gross Profit	1,327,565	1,350,387	1,327,825	815,689	165,435	1,376,293
Operating expenses:
Operating and administration expenses	1,079,165	1,127,455	1,194,253	841,803	208,816	1,224,126
Depreciation	37,045	30,636	25,999	19,625	5,817	28,083
Amortization of intangibles	90,886	94,156	100,001	73,337	6,326	25,130
Impairment charge	—	—	23,800	—	—	412,886
Transaction costs	—	—	3,932	56,820	—	—

Total operating expenses	1,207,096	1,252,247	1,347,985	991,585	220,959	1,690,225

Operating income (loss)	120,469	98,140	(20,160)	(175,896)	(55,524)	(313,932)
Interest expense (income), net	199,506	192,918	182,199	135,399	488	(1,688)
Loss on extinguishment of debt	26,562	—	—	—	—	—
Other (income) expense	—	(4,779)	(8,420)	—	—	(16,868)

(Loss) Income from operations before taxes on income	(105,599)	(89,999)	(193,939)	(311,295)	(56,012)	(295,376)
Income tax (benefit) provision	8,518	4,925	110,678	(128,265)	(20,410)	(19,704)

Net (loss) income from continuing operations	(114,117)	(94,924)	(304,617)	(183,030)	(35,602)	(275,672)
Net (loss) income from discontinued operations, net of taxes	(1,905)	(76,338)	(18,157)	18,617	4,058	23,897

Net (loss) income	(116,022)	(171,262)	(322,774)	(164,413)	(31,544)	(251,775)

Less: net (income) loss attributable to non-controlling interests	—	—	299	(2,251)	631	(4,559)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(116,022)	$(171,262)	$(322,475)	$(166,664)	$(30,913)	$(256,334)

Net (loss) earnings income per share from continuing operations—basic and diluted	$(10.82)	$(9.07)	$(29.35)	$(18.43)	$(3.50)	$(28.02)
Weighted average shares outstanding—basic and diluted	10,542	10,467	10,368	10,051	10,000	10,000

(Dollars in thousands except per share data; unaudited)

Pro forma net (loss) income attributable to McGraw-Hill Education, Inc. (1)

Pro forma net (loss) earnings per share from continuing operations(2):
Basic
Diluted
Pro forma weighted average shares outstanding(2):
Basic
Diluted
Supplemental pro forma net (loss) earnings per share from continuing operations(3):
Basic
Diluted
Supplemental pro forma weighted average shares outstanding(3):
Basic
Diluted

(Dollars in thousands except per share amounts)
Other Financial Data:
Billings (4)	$1,912,902	$2,057,951	$2,039,441	$1,758,299	$212,137	$1,978,112
Adjusted EBITDA by segment: (4)
Higher Education	233,507	294,540	296,105	280,950	(6,045)	279,534
K-12	136,668	126,902	118,168	126,095	(51,255)	56,575
International	19,011	33,229	37,603	50,958	(8,630)	47,477
Professional	33,739	32,193	37,882	29,249	2,932	29,621
Other	(2,298)	(1,274)	(11,846)	10,874	28	(69)
Capital expenditures	38,223	41,181	40,500	7,379	2,461	20,983
Total net debt (5)	1,926,503	1,581,601	1,618,875	1,241,667	—	—
Working capital (6)	181,023	183,675	206,820	360,231	232,956	339,321

Statement of Cash Flow Data:
Cash flows provided by (used for):
Operating activities	$197,964	$308,422	$354,941	$560,797	$(15,741)	$406,427
Investing activities	(139,418)	(151,763)	(176,464)	(2,345,978)	(61,879)	(197,983)
Financing activities	(190,912)	(12,850)	(192,553)	2,192,054	6,109	(223,320)

	Successor				Predecessor
(Dollars in thousands)	As of December 31,				As of December 31, 2012
	2016	2015	2014	2013
Balance Sheet data:
Cash and cash equivalents	$418,753	$553,194	$413,963	$430,691	$98,188
Total assets	2,576,026	2,722,291	2,686,578	2,964,002	1,916,275
Total debt(5)	2,345,256	2,134,795	2,031,638	1,672,358	—
Stockholders’ equity (deficit)	(1,086,387)	(646,386)	(364,030)	415,493	1,120,930

(1)	We present certain consolidated statements of operations data on a pro forma basis to give effect to (i) the issuance of the MHGE Senior Notes and the entry into the Senior Facilities and the use of the proceeds therefrom together with cash on hand to repay the MHGE Term Loan, the MHGE Senior Notes, the MHGE Senior Secured Notes and the MHSE Term Loan and to pay a $300.0 million dividend to our existing common stockholders, (ii) reduction of interest expense and amortization of deferred financing costs related to the repayment of debt with a portion of the proceeds of this offering as described under the heading “Use of Proceeds,” and (iii) reduction of interest expense and amortization of deferred financing costs related to the Refinancing. The Transactions had no pro forma tax effect due to the Company recording a valuation allowance as of December 31, 2014.

The pro forma net (loss) income consists of the following:

Year Ended December 31,
2016
Net (loss) income attributable to McGraw-Hill Education, Inc.	$
Interest on Senior Facilities and MHGE Senior Notes
Less: historical interest expense

Pro forma net (loss) income attributable to McGraw-Hill Education, Inc.	$

(2)	We present certain per share data on a pro forma basis to give effect to the issuance of shares in connection with this offering, to the extent that the proceeds from the sale of such shares will be used to repay debt as described under “Use of Proceeds.”

(3)	We present certain per share data on a supplemental pro forma basis to the extent that the proceeds from this offering will be deemed to be used to fund the dividend of $300.0 million to existing common stockholders on May 4, 2016. For further information on the supplemental pro forma per share data, see Note 21 to the audited consolidated financial statements, respectively, included elsewhere in this prospectus.
(4)	Billings, a measure used by management to assess sales performance, is defined as the total amount of revenue that would have been recognized in a period if all revenue were recognized immediately at the time of sale.

Billings is calculated as follows:

	Successor				Predecessor
	Year Ended December 31,			March 23, 2013 to December 31, 2013	January 1, 2013 to March 22, 2013	Year Ended December 31, 2012
(Dollars in thousands)	2016	2015	2014
Revenue	$1,757,331	$1,829,991	$1,851,590	$1,594,427	$229,441	$1,917,599
Change in deferred revenue(a)	155,571	227,960	187,851	163,872	(17,304)	60,513

Billings	$1,912,902	$2,057,951	$2,039,441	$1,758,299	$212,137	$1,978,112

(a)	We receive cash up-front for most product sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues to a cash basis assuming the collection of all receivable balances.

Adjusted EBITDA by segment is a measure used by management to assess the performance of our segments and is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA non-GAAP debt covenant compliance measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Debt Covenant Compliance”.

Billings is not a presentation made in accordance with U.S. GAAP and does not purport to be an alternative to revenue as a measure of operating performance or to cash flows from operations as a measure of liquidity. Such measure has limitations as our analytical tool, and you should not consider such a measure in isolation or as a substitute for our results as reported under U.S. GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, this measure may not be comparable to other similarly titled measures of other companies. See “Use of Non-GAAP Financial Information.”

Management believes that Billings is helpful in highlighting the actual sales activity in a given period and provides comparability from period to period during our ongoing transition from the sale of printed materials to digital solutions which are required to be deferred and recognized as revenue over time in accordance with U.S. GAAP.

(5)	Total debt is presented as long-term debt plus current portion of long-term debt. Total net debt is total debt less cash and cash equivalents.
(6)	Working capital is calculated as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides a narrative of our results of operations and financial condition for the years ended December 31, 2016, 2015 and 2014. Except as otherwise specified, the results of operations and other financial information included in this section present the Company on a stand-alone basis, after giving effect to the restructuring and related financing completed in connection with the Founding Acquisition.

You should read the following discussion of our results of operations and financial condition in conjunction with the accompanying audited and unaudited financial statements and notes thereto and “Selected Historical Combined Financial Data” of the Company, appearing elsewhere in this prospectus. This discussion contains forward looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward looking statements.

Overview

We are a leading provider of outcome-focused learning solutions, delivering both curated content and digital learning tools and platforms to the students in the classrooms of approximately 250,000 higher education instructors, 13,000 K-12 school districts and a wide variety of academic institutions, professionals and companies in 140 countries. We have evolved our business from a print-centric producer of textbooks and instructional materials to a leader in the development of digital content and technology-enabled adaptive learning solutions that are delivered anywhere, anytime.

Company History

On March 22, 2013, MHE Acquisition, LLC (“AcquisitionCo”) completed the Founding Acquisition, pursuant to which a wholly-owned subsidiary of the Company acquired all of the outstanding equity interests of certain subsidiaries of McGraw Hill Financial, Inc. (“MHC”) pursuant to a Purchase and Sale Agreement, dated November 26, 2012 and as amended March 4, 2013 (the “Acquired Business”). The Acquired Business included all of MHC’s educational materials and learning solutions business, which is comprised of (i) the Higher Education, Professional, and International Group (the “HPI business”), which includes post-secondary education and professional products both in the United States and internationally and (ii) the School Education Group business (the “SEG business”), which includes school and formative assessment products targeting students in the pre-kindergarten through secondary school market. We refer to the purchase of the Acquired Business and the related financing transactions as the “Founding Acquisition.” MHC is now known as S&P Global Inc.

In connection with the Founding Acquisition, a restructuring was completed, the result of which was that the HPI business and the SEG business became held by separate wholly owned subsidiaries of MHE US Holdings, LLC. The HPI business became held by McGraw-Hill Global Education Intermediate Holdings, LLC (“MHGE Holdings”) and its wholly owned subsidiary McGraw-Hill Global Education Holdings, LLC (“MHGE”), while the SEG business became held by McGraw-Hill School Education Intermediate Holdings, LLC (“MHSE”) and its wholly owned subsidiaries. In addition, concurrent with the closing of the Founding Acquisition, subsidiaries of each of MHGE and MHSE entered into certain credit facilities. Neither MHGE nor its subsidiary companies guarantee or provide collateral to the financing of MHSE, and MHSE does not guarantee or provide collateral to the financing of MHGE or its subsidiary companies.

On May 4, 2016, MHGE and McGraw-Hill Global Education Finance, Inc. (together with MHGE, the “Issuers”) closed their offering of $400 million aggregate principal amount of 7.875% Senior Notes due 2024 in a private placement (the “MHGE Senior Notes”). Concurrently with the closing of the MHGE Senior Notes, MHGE Holdings entered into $1,925.0 million of new senior secured credit facilities (the “Senior Facilities”), consisting of a five-year $350.0 million senior secured revolving credit facility (the “Revolving Facility”), which was undrawn at closing, and a six-year $1,575.0 million senior secured term loan credit facility (the “Term Loan Facility”).

The proceeds from the issuance of the MHGE Senior Notes and the Senior Facilities together with cash on hand were used to (i) repurchase and redeem all of the MHGE Senior Secured Notes, (ii) repay in full all amounts outstanding under our then existing MHGE Term Loan and MHSE Term Loan and terminate all commitments thereunder, (iii) terminate all commitments under our then existing MHGE Revolving Facility and MHSE Revolving Facility, (iv) fund a distribution to the Company’s shareholders and (v) pay related fees and expenses. We refer to the issuance of the MHGE Senior Notes together with the Senior Facilities and the transactions described above collectively as the “Refinancing”.

In addition, concurrently with the Refinancing, the Company completed a reorganization such that MHSE Holdings became a direct subsidiary of MHGE.

The term “Predecessor” refers to McGraw-Hill Education, LLC prior to giving effect to the consummation of the Founding Acquisition. The term “Successor” refers to McGraw-Hill Education, Inc. after giving effect to the consummation of the Founding Acquisition.

Business Segments

We have four operating business segments: Higher Education, K-12, International and Professional. Higher Education is our largest segment, representing 42%, 44% and 45% of total revenue for the years ended December 31, 2016, 2015 and 2014, respectively. Our K-12 segment generated 35%, 32% and 31% of total revenue for the years ended December 31, 2016, 2015 and 2014, respectively. Our International segment generated 16%, 17% and 18% of total revenue for the years ended December 31, 2016, 2015 and 2014, respectively. Our Professional segment represents 7%, 7% and 6% of total revenue for the years ended December 31, 2016, 2015 and 2014, respectively. The remaining total revenue relates to adjustments made for in-transit product sales.

Higher Education

In the higher education market in the United States, we provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products with capabilities in adaptive learning, homework tools, lecture capture and Learning Management System (“LMS”) integration for post-secondary markets. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business, Economics & Career; (ii) Science, Engineering & Math; and (iii) Humanities, Social Science & Languages. Our top selling products include Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn), ALEKS, Managerial Accounting (Garrison) and The Art of Public Speaking (Lucas). The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. Based on NCES and NSCRC data and our estimates, we believe that recent declines in 2-year and 4-year enrollments have been predominately driven by declines in for-profit institutions. While overall enrollments declined by approximately 0.8 million between 2011 and 2014, we believe that for-profit enrollment declined from approximately 2.0 million to 1.6 million during this period while other enrollments declined from approximately 19.0 million to 18.6 million during the same period. In 2016, for-profit colleges accounted for approximately 9% of Higher Education revenue and approximately 4% of McGraw-Hill Education revenue.

We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. Our own direct-to-student sales channel is increasing via our proprietary e-commerce platform, which currently represents the largest distribution channel in this segment. Although we sell our products to the students as end users, it is the instructor that makes the ultimate decision regarding new materials for the course. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright in major markets, providing us the exclusive right to produce and distribute such content in those markets during the applicable copyright terms.

K-12

In the K-12 market in the United States, we primarily sell curriculum and learning solutions, which include core basal programs, intervention and supplemental products, formative assessment tools, teaching resources and professional development programs. We sell our learning solutions directly to K-12 school districts across the United States. The process through which products are selected and procured for classroom use varies throughout the United States. Eighteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five to eight year cycle. The student population in adoption states represents nearly 50% of the U.S. elementary and secondary school-age population. Many adoption states provide “categorical funding” for instructional materials, which means that state funds cannot be used for any other purpose. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions. Our top selling programs are Reading Wonders, McGraw-Hill My Math, Everyday Mathematics, Glencoe Math, and the Networks Social Studies Series.

International

Our International segment, defined as sales outside the United States, serves students in the higher education, K-12 and professional markets in 140 countries. Our products and solutions for the International segment are produced in more than 60 languages and primarily originate from our offerings produced for the United States market that are later adapted to different international markets. Sales of digital products are growing significantly in this market, and we continue to increase our inventory of digital solutions. The growth in the use of the English language is also a driver of demand for digital learning solutions and printed educational instructional materials.

Professional

In the professional market in the United States, we provide medical, technical, engineering and business content for the professional, education and test preparation communities. Our digital subscription products are sold to over 2,600 customers, including corporations, academic institutions, libraries and hospitals. Our digital subscription products had a 93% annual retention rate in 2016.

Other

Other represents certain transactions or adjustments that are unusual or non-operational. In addition, adjustments made for in-transit product sales, timing related corporate cost allocations and other costs not attributed to a single operating segment are recorded within Other.

Factors Affecting Our Performance

Impact of Our Digital Transformation

The acceptance and adoption of digital learning solutions is driving a substantial transformation in the education market. We believe we are well positioned to take advantage of this transformation given our ability to offer embedded assessments, adaptive learning, real-time interaction and feedback and student specific personalization based on our core curated educational content in a platform- and device-agnostic manner.

The demand for our digital solutions has increased substantially over the last five years though the rate of transformation differs by business segment. In the higher education market, our customers’ technology infrastructures are sufficiently advanced to support full adoption of digital learning solutions. During the year ended

December 31, 2016, approximately 56% of our Higher Education Billings was derived from digital learning solutions. In the K-12 market, varying degrees of broadband internet connectivity, adequacy of technical support staff, and teacher training across our customer base have limited the rate of broad-based adoption of digital solutions. We offer all of our major curriculum and learning solutions in digital format with the vast majority of our sales derived from selling blended print and digital solutions. The product sales mix in any period can impact the percentage of total digital sales with our math and social studies programs being more heavily weighted in digital as compared to our reading and literacy programs, for example. Recent public policy and funding initiatives have increased emphasis on removing these limitations. Professional markets have the greatest digital readiness, and a majority of our Professional revenues are derived from digital product sales. Internationally, the receptivity to digital solutions is also strong, particularly in developing economies. According to Juniper Networks, people in developing countries are nearly twice as likely to use connected devices for educational purposes on a regular basis as those in developed markets.

Our revenue models across each of our business segments are transforming along with our customers’ increasing adoption of digital learning solutions. In general, our digital solutions are sold on a subscription basis with high renewal rates, which provides a more stable and predictable long term revenue model. We believe that the digital transformation will provide new opportunities for revenue growth. For example, our digital learning solutions provide an opportunity for us to increase the size of our addressable market as our digital products are not available in a format that can be utilized for sale in the used and rental market. In addition, the reserve that we maintain for product returns has declined over time due to the shift from traditional print products to digital learning solutions, which experience a much lower return rate.

We closely monitor our digital sales given the significant investment being made across our business and the increasing adoption of digital in the marketplace. Our digital offerings are sold on a standalone basis and as part of bundled or blended offerings. In instances where we sell digital with a print component, it is our policy to bifurcate the sale between the digital and print components and attribute value to each of the components in accordance with U.S. GAAP. When we discuss or present digital revenues, such information is based upon the attribution of value in accordance with U.S. GAAP and does not include print revenues.

The transition from traditional print to digital solutions also improves our cost structure as we tag and leverage content across the entire business instead of duplicating development efforts in each segment. We also expect to reduce raw material, warehouse and delivery costs as a result of the shift to digital solutions, as well as reducing sampling costs that are incurred to provide traditional print products to purchasing decision makers at no cost to them.

The development cycle for traditional print products involves periodic revisions, which give rise to significant pre-publication costs that are capitalized and recognized through amortization expense over time. Our pre-publication costs have been declining as we sell more digital solutions with the level of spend in a given period influenced most by the timing of new adoption opportunities in our K-12 business. With our digital solutions, we employ a continuous revision cycle that permits smaller and more frequent investment over the lifecycle of a product to maintain the product’s relevancy by quickly incorporating feedback and enhancement opportunities. The cost of the smaller and more frequent investment is expensed and not capitalized, a shift from the historical accounting for pre-publication costs.

Our digital learning solutions are supported in-house by DPG, which was formed in 2013 to drive innovation and to develop, maintain and leverage our digital learning solutions and technology tools and platforms across our entire business. To maintain and grow our leading digital position, we have increased our annual digital learning solutions spending, including operating and capital expenditures, from less than $90 million in 2012 to over $170 million in 2016. We are committed to continuing our significant digital investment, but with scale the rate of growth has declined. While our investment has increased significantly since 2012, we believe that our annual expenditures will stabilize in the near future as our major initiatives and the build-out of certain foundational capabilities near completion.

Revenue

Higher Education

We derive revenue primarily from the sale of digital learning solutions and content, traditional and custom print content and instructional materials. Our digital and print revenues are a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP.

Sales volumes are primarily influenced by the use of used or rental alternatives to our learning solutions and student enrollment figures. Our business is driven by our ability to maintain and win instructor adoptions and purchasing decisions made by students. Higher education enrollment, which was approximately 20 million in the Fall of 2014, has grown at a 2% CAGR since 1970, according to NCES, although it has declined since 2012. Growth in enrollment impacts the number of students requiring our digital and print solutions in any given year. Because instructors are the ultimate decision makers for content and instructional materials to be used in their courses, we compete for instructor adoptions of our products. After an instructor has adopted our products for use in his or her course, students have the option to purchase new content and instructional materials, purchase used versions of printed materials, rent printed materials from a number of outlets, or forego the acquisition of course content and materials altogether. Our sales depend heavily on the volume of new content and instructional materials sold and we do not benefit from sales in the used and rental markets. As digital solutions are adopted by more instructors, and increasingly become part of the instructors’ graded curriculum, more students are purchasing our digital solutions. This trend has increased sales of our digital solutions and is resulting in more predictable and recurring revenues as sales volumes begin to more closely align with trends in student enrollment.

Our product pricing is typically set at the beginning of each new academic year, and unit pricing has increased annually at a low-single digits percentage, on average, over the last several years. Digital products are typically priced at a discount to print products. However, based on an analysis of nine print products with a digital component, we believe we tend to generate more revenue per edition from a print product with a digital component than we would from a comparable stand-alone print product. This is because the integration of our digital solutions into course instruction by the instructor, drives higher sell through into the classroom. There are no used or rental alternatives for the digital offerings.

For our print products, we recognize revenue at the time of shipment to our distribution partners, who typically order products several weeks before the beginning of an academic semester to ensure sufficient physical product inventory. Digital products are generally sold as subscriptions, which are paid for at the time of sale or shortly thereafter, and we recognize revenues derived from these products over the life of the subscription. In most cases, students purchase digital products at the beginning of the academic semester, or shortly thereafter, which has tended to shift the timing of revenues to later in the academic year as we sell more digital products and fewer print products. In addition, the difference in our revenue recognition policies between print and digital products has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Billings to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of Billings.

Revenues are also impacted by our reserve for product returns. Our distribution partners are permitted to return products at any time, though they primarily do so following the heavy student purchasing period at the beginning of each academic semester. To more accurately reflect the economic impact of returns on our operating performance, we reserve a percentage of our gross sales in anticipation of these returns when calculating our net revenues. This reserve has declined in recent years as we shift from sales of traditional print products to digital learning solutions, which experience a much lower return rate.

We believe distributor destocking cycles and the timing of front-list revision cycles impact the longer term sales cycle in the higher education market. Visibility into distributor sell-through has been impacted by direct-to-

student sales and students’ ability to buy new learning solutions, used books or rent products from multiple sources as compared to years ago when campus bookstores were the only choice available to students. Cyclical distributor purchasing patterns impact all major publishers with excess ordering typically followed by higher physical product returns followed by reduced ordering and lower physical product returns. Inventory destocking impacts physical product sales, including print textbooks and physical digital activation cards. Unlike inventory destocking that impacts all publishers, the timing and materiality of front-list revision cycles are publisher specific and consist of brand new titles and revisions to previously published titles. Historically, front-list revisions have been an effective way to disintermediate the used and rental marketplace; however, front-list revision cycle changes in recent periods, including less frequent product revisions, have negatively impacted the ability to disintermediate the used and rental marketplace. Strategic focus on revision cycles is an important consideration for the industry. We have a larger 2018 copyright list for sale in 2017 as a result of the strategic decision to revise previously extended revision cycles for certain titles.

K-12

We derive revenue primarily from the sale of digital learning solutions, traditional print offerings and other instructional materials. Our revenues are driven primarily by sales volume and, to a lesser extent, changes in unit pricing. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP. The required revenue deferral for digital solutions in K-12 is significantly greater than in Higher Education due to the longer, multi-year contractual terms of our customer arrangements in K-12 (typically five to eight years).

Sales volumes are driven primarily by the availability of funding for instructional materials. Most public school districts are largely dependent on state and local funding for the purchase of instructional materials, which correlate with state and local receipts from income, sales and property taxes. Nationally, total state funding for public schools has been trending upward as state income and sales tax revenues recover from the lows of the 2008-2009 economic recession. The improving economy has driven a recovery in housing, which has led to higher property tax revenues for local governments and increased budgets for public schools.

The purchasing cycles of adoption states also have a significant impact on our sales volumes. We monitor the purchasing cycles for specific disciplines in adoption states in order to manage our product development and to plan sales campaigns. Our sales may be materially impacted by the purchasing schedules of major adoption states such as Florida, California and Texas. For example, Florida implemented a language arts new adoption in 2014 and is scheduled to adopt new social studies materials in 2016 that will be purchased beginning in 2017. Texas school districts purchased new mathematics and science materials in 2014, and adopted new social studies and high school math materials in 2014 for purchase in 2015. California adopted new math materials in 2013, with purchases spread over 2014 and 2015, and adopted new English language arts materials in 2015 for purchase beginning in 2016. Florida, Texas and other adoption states provide dedicated state funding for instructional materials and classroom technology, with funding typically appropriated by the legislature in the first half of the year in which materials are to be purchased. Texas, which has a two-year budget cycle, has appropriated funds for purchases in 2015 and 2016. In the 2015 legislative session, California funded instructional materials in part with a dedicated portion of state lottery proceeds and in part out of general formula funds, with the minimum overall level of school funding determined according to the Proposition 98 funding guarantee.

Sales volume in the United States K-12 market is also affected by changes in state curriculum standards and by student enrollment. Changes in state curriculum standards require that instructional materials be revised or replaced to align to the new standards, which historically has driven demand for basal programs. School enrollment is highly predictable, as they correlate with the overall growth in birth rates in the United States, and are expected to continue trending upward over the long term. According to NCES, K-12 enrollment in the United States as of 2013-2014 was 55 million and enrollment is projected to grow at a compound annual growth rate of 0.4% to nearly 58 million from 2013 through 2024.

Our product pricing is generally determined at the time our products are adopted by a state or district. Price has historically been of lesser importance than curriculum quality and service levels in state and district purchasing decisions. The vast majority of our program offerings is hybrid, incorporating both print and digital elements.

Revenue from traditional print products is typically recognized at the time of shipment, which closely aligns with when a school district takes possession of the required number of products at the outset of a multi-year adoption. Traditional print products are typically re-used by students over the term of the adoption, and school districts will occasionally purchase replacement products due to wear or increasing enrollment over the life of the adoption. Sales of these replacement products are known as residual sales, from which we derive a significant portion of our revenue. Our online and digital solutions are sold as a subscription, which states and districts pay for at the beginning of a multi-year adoption. We typically defer revenue related to online and digital solutions for the entirety of the contract upfront and recognize it ratably over the term of the contract. Because they are consumable products, revenue for workbooks is deferred when we enter into a multi-year contract and is recognized when delivery takes place, often at the beginning of each academic year over the contract term. As our customers purchase more of our digital and hybrid learning solutions, the percentage of our revenue that is deferred continues to increase. The total amount of the sale and the cash received upfront for a fully-digital or hybrid program is comparable to a fully print program; however, the time period over which the revenue is recognized increases with the shift to digital. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Billings to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of how we define Billings.

Unlike our Higher Education segment, product returns in our K-12 segment have an immaterial impact on net revenues because we sell directly to school districts, which rarely return products.

International

We derive revenue primarily from the sale of digital learning solutions and content, traditional print content and instructional materials to the higher education, K-12 and professional markets in 140 countries worldwide. Our revenues are a function of the market conditions in the countries in which we operate and our ability to expand our sales to customers in these countries and to new countries. A majority of our international revenue is generated by selling our unmodified English language products, which were originally created for the United States market, internationally. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP.

Our International business covers five major regions. Each of these regions and the underlying country performance can be impacted by the economy, government policy and competitive situations. These regions and the general revenue drivers for each are as follows:

•	EMEA: the majority of our business is driven by Higher Education, followed by K-12 (including English Language Learning) and Professional. The majority of our Higher Education revenues come from the sale of original United States product translations and adaptations of those products. Our K-12 business in Spain is primarily driven by the development and sale of local original publications and is subject to the cyclical nature of government driven curriculum renewals. Our K-12 business in the Middle East is primarily driven by orders for United States product as well as translations and adaptations.

•	Asia Pacific: our business is driven primarily by Higher Education, followed by K-12 (including English Language Learning) and Professional. The majority of the business is derived from Southeast Asia, where we operate in over 15 countries, some of which are subject to volatile political and economic conditions. Our Australian business is primarily driven by the sale of original United States Higher Education product as well as translations and adaptations.

•	India: Higher Education is a major driver of our business, followed by Professional and K-12. Our product portfolio in India primarily consists of local publishing programs, followed by adaptations of United States product.

•	Latin America: this region is primarily driven by K-12 (including English Language Learning), followed by Higher Education and Professional. From a regional perspective, our largest market is Mexico, followed by Colombia, Chile and Venezuela. Latin America’s business is exposed to volatile political and economic conditions. The majority of our Higher Education revenues are derived from the sale of original United States products that have been translated and / or adapted. Our K-12 business is primarily driven by the development and sale of local/original publications and is subject to the cyclical nature of government driven curriculum renewals.

•	Canada: Higher Education is the largest driver of our Canadian business, followed by K-12 and Professional. Higher Education sales consist primarily of original United States Higher Education product as well as translations and adaptations. Our Canadian K-12 business is primarily driven by the development and sale of local/original publications and is subject to the cyclical nature of government driven curriculum renewals.

Product pricing varies by region and country with pricing comparable to equivalent products sold in the United States in some instances. Within developing economies, price points tend to be lower than in the United States, dictated by the economic conditions prevalent in that country.

Foreign exchange rates also impact our international revenues as the functional currency is often the foreign currency of the countries in which we operate. As a result, we are exposed to currency fluctuations in translating our financial results into U.S. dollars. In 2016, approximately 63% of our international sales were denominated in currencies other than the U.S. dollar. Recent strengthening of the dollar has resulted in unfavorable foreign exchange impacts. We monitor the impact of foreign currency movements and the correlation between local currencies and the U.S. dollar. We also periodically review our hedging strategy and may enter into other arrangements as appropriate.

Revenue recognition for international products is similar to products sold in the United States. Revenue for traditional print products is typically recognized upon shipment, while digital revenues are recognized over the contractual term of the product. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Billings to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of how we define Billings.

Professional

We derive revenue primarily from the sale of digital subscription services and content, both digital and print. Our digital and print revenues are a function of sales volume and, to a lesser extent, changes in unit pricing. Our revenues are comprised of product and services sales less an allowance for product returns and revenue that is required to be deferred in accordance with U.S. GAAP.

Sales volume is driven by demand for subscription based, professional content and by growth in knowledge-based industries, especially in the medical, technical and engineering fields. As the United States economy continues to recover, we expect the market for professional education resources to grow, particularly among professions that are experiencing more rapid job growth. The Professional and Business Services and Healthcare and Social Assistance industry sectors are expected to add nearly 6 million jobs between 2014 and 2024, more than all other United States industries combined, according to the BLS. We derive a substantial portion of our Professional revenue from these two industries.

Sales of our digital subscription services provide a stable and highly recurring revenue stream, with a retention rate across major platforms of 93% in 2016. Our digital subscription services are sold as annual contracts, and prices for new subscriptions typically increase by low single-digits each year. Our other digital and traditional print products are also priced competitively and increase in the low single digits each year.

Revenue for traditional print products is typically recognized upon shipment, while digital revenues are recognized over the contractual term. The continued shift from print to digital will increase the percentage of our sales that are deferred and recognized over the contractual term. The difference in our revenue recognition policies between print and digital solutions has caused comparisons of current and historical revenues to less accurately reflect the actual sales performance of our business during this time of transition. As a result, we use the non-GAAP measure Billings to provide a consistent comparison of sales performance from period to period. See “—Non-GAAP Measures” for a description of Billings.

Cost of Sales

Cost of sales include variable costs such as paper, printing and binding, certain transportation and freight costs related to our print products, as well as content related royalty expenses and gratis costs (products provided at no charge as part of the sales transaction) for both print and digital products. Gratis costs are predominately incurred in our K-12 business and tend to be higher for adoption state sales as compared to open territory sales. As such, these costs will vary based upon the level of adoption state sales during a given period.

Due to the inherent subjectivity in the classification of costs between cost of sales and operating and administrative expense across the Company’s industry, the Company does not focus on gross profit or gross margin as a key metric for the Company’s business. Additionally, the classification of costs between cost of sales and operating and administrative expense does not impact the Company’s key metrics, including Billings and Adjusted EBITDA by segment.

Operating and Administration Expenses

Our operating and administration expenses include the expenses of our employees and outside vendors engaged in our marketing, selling, editorial and administrative activities as well as pre-publication cost amortization. A significant component of our total operating and administration expense relates to our ongoing investment in DPG. These costs are both fixed and variable in nature and our investment is expected to increase given our increasingly digital revenues; however, we expect the rate of increase to moderate over time as our major initiatives and the build-out of certain foundational capabilities near completion.

Costs associated with design and content creation for both digital and print products are capitalized as a component of pre-publication expenditures. Capitalized pre-publication expenditures are subsequently amortized as a component of operating and administration expenses.

Outside of costs directly associated with DPG, we incur additional digital related costs, including content tagging and digital solutions hosting, which have increased as the digital transformation continues. The Company relies primarily on internal resources to develop the Company’s digital platform, host the Company’s digital solutions and tag the Company’s digital content, and these costs have no clear attribution to specific products or services and do not directly correlate to sales of products or delivery of services. As a result, the Company has classified these costs within operating and administrative expenses.

We incur expense for products provided to decision makers in the educational materials purchasing process as part of our sampling program, primarily in our K-12 business. Annual samples expense can vary significantly depending upon the adoption calendar and the mix of programs being considered for adoption. As our revenues continue to shift from traditional print offerings to digital solutions, we expect the expense incurred for sampling to decline.

In the United States, our products are sold in over 5,000 higher education institutions and 13,000 K-12 school districts across all 50 states. Our sales force of approximately 1,550 persons, which includes approximately 500 and 475 sales people in each of the United States higher education and K-12 markets, respectively, maintains close relationships with the individual instructors who are the primary decision makers in the higher education market, as well as the states, school districts, and individual schools. We incur significant selling and market expense to maintain and support our extensive sales force. Subsequent to the Founding Acquisition, we invested in sales and marketing to drive future revenue opportunities and enhance our product branding. As revenues grow in the future, we expect to see modest increases in selling and marketing expense that will vary with the K-12 adoption cycle.

Since the Founding Acquisition, we have incurred significant non-recurring restructuring and separation costs to establish the standalone operations of our business and facilitate cost saving opportunities. The physical separation costs incurred to establish our standalone operations ceased in 2014 upon the completion of the separation from our former parent. Excluding the impact of restructuring and separation costs, we expect our operating and administration expense to increase nominally as we continue to invest in the business and drive our digital transformation.

Transaction and Acquisition Costs

In connection with the Founding Acquisition, we incurred significant transaction costs including external legal and consulting expenses that are separately identified in the statement of operations. Subsequent to the Founding Acquisition, we incurred additional acquisition costs in connection with our acquisitions of ALEKS, LearnSmart, Engrade and Redbird, which are included in operating and administration expenses. To the extent we acquire and divest of businesses in the future, we may incur transaction costs that will vary based upon the size and complexity of the transaction.

Interest Expense

Our interest expense primarily includes interest related to our indebtedness, including the amortization of deferred financing fees and debt discounts, and outstanding capital lease and other financing obligations.

Interest expense varies based on the amount of indebtedness outstanding and the rates at which we were able to secure the indebtedness. The interest rate on certain tranches of indebtedness is based on London InterBank Offered Rate (LIBOR) or the prime lending rate (Prime), plus an applicable margin. As a result, changes in the LIBOR or Prime rate can impact interest expense. Interest expense for the year ending December 31, 2016 was $199.5 million.

Intangible Amortization

Our intangible asset amortization expense primarily includes the amortization of acquired intangible assets consisting of customer relationships, content rights, trade names, non-compete rights and technology. The largest component of our intangibles asset balance is related to content acquired as part of the Founding Acquisition and is being amortized over a period of 8 to 14 years. The remaining balances will be amortized over varying periods of time from 4 to 14 years from the date of acquisition. Intangible asset amortization expense for the year ending December 31, 2016 was $90.9 million.

Pre-publication Expenditures and Amortization

Pre-publication expenditures are capitalized costs incurred and principally consist of design and content creation. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years.

Over the last several years, we have optimized our pre-publication expenditures to emphasize investment in content that can be leveraged across our full range of products, which maximizes our long-term returns on this investment. This has been accomplished, in part, by the creation of DPG, which supports ongoing innovation, development and maintenance of our technology platforms. We have also experienced a decline in pre-publication expenditures as our business shifts from a periodic revision cycle for print products, which gives rise to significant pre-publication expenditures, to a continuous revision cycle for digital learning solutions.

Pre-publication expenditure demands differ by business segment for a variety of reasons, including the speed with which the digital transformation has occurred. In Higher Education, pre-publication expenditures are highest for the first edition of a new title, and lower for subsequent revisions. Our pre-publication investment to create content used in our adaptive tools, such as the assessment questions in the LearnSmart, product is increasing. This foundational investment is expected to reduce the variability of pre-publication expenditures in the future as we are able to leverage the content across the business.

Higher Education

Pre-publication expenditures in the Higher Education segment relate to the development of product across all disciplines, since the content is created by authors on a royalty basis. We develop “first editions,” which are new titles or programs that can be revised over time based on market acceptance. As we continue our digital transformation, our pre-publication expenditure is increasingly related to content used in our adaptive tools, such as the assessment questions in the LearnSmart product. Development of the technology underlying our digital products is either supported by DPG with costs recorded in operating expenses, or capitalized if a new capability is developed (i.e., new product). Pre-publication expenditures are typically incurred in the year before the copyright is acquired on a printed textbook. The cash spend for the years ended December 31, 2016, 2015 and 2014 was $29.8 million, $30.2 million and $30.2 million, respectively.

K-12

Pre-publication expenditures in the K-12 segment relate to content development and are the highest in the company, representing approximately 38% of total spend in 2016. Unlike the Higher Education segment, most content is developed by our K-12 product development teams. Pre-publication expenditures are incurred for external content development (work for hire), permissions, artwork and the physical design and layout of the printed books. Created content is used in our digital offerings as well. New basal programs such as reading, math, social studies or science are published around the adoption cycles for large adoption states such as California, Texas and Florida. Pre-publication expenditures are typically spent up to three years prior to an adoption sales year. The cash spend for the years ended December 31, 2016, 2015 and 2014 was $34.5 million, $52.7 million and $38.0 million, respectively.

International

Pre-publication expenditures in the international segment relate to locally developed products or adaptations and translations of existing Higher Education, K-12 and Professional products in both digital and print format. Similar to our Higher Education and Professional segments, pre-publication is typically spent in the year before the copyright is established. The cash spend for the years ended December 31, 2016, 2015 and 2014 was $17.5 million, $6.5 million and $10.0 million, respectively.

Professional

Pre-publication expenditures in the Professional segment relate to new titles and revisions, similar to the Higher Education segment, and include activities related to the creation of the actual product, since the content is created by authors on a royalty basis. Pre-publication expenditures are typically incurred in the year before the copyright is established. For our Access platforms, any additional content needed to supplement the print product will be funded through pre-publication expenditures. The cash spend for the years ended December 31, 2016, 2015 and 2014 was $7.9 million, $9.4 million and $10.1 million, respectively.

Capital Expenditures

Capital expenditures relate to expenditures for fixed assets, leasehold improvements and software development. The expense related to these purchases is recorded as depreciation in our statement of operations over the useful life of the asset. Our capital expenditures as a percentage of revenue have historically averaged less than 2.0% per annum. Our capital expenditures vary based upon the level of digital investment being made, which was significant in 2014 and 2015, as well as the timing of asset purchases. For the years ended December 31, 2016, 2015 and 2014 our capital expenditures were $38.2 million, $41.2 million and $40.5 million, respectively.

Consolidated Operating Results

The following tables set forth certain historical consolidated financial information for the years ended December 31, 2016, 2015 and 2014. The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Consolidated Operating Results for the Years Ended December 31, 2016 and 2015

	Year Ended December 31,
	2016	2015	$ Change	% Change
Revenue	$1,757,331	$1,829,991	$(72,660)	(4.0)%
Cost of sales	429,766	479,604	(49,838)	(10.4)%

Gross profit	1,327,565	1,350,387	(22,822)	(1.7)%

Operating expenses
Operating and administration expenses	1,079,165	1,127,455	(48,290)	(4.3)%
Depreciation	37,045	30,636	6,409	20.9%
Amortization of intangibles	90,886	94,156	(3,270)	(3.5)%

Total operating expenses	1,207,096	1,252,247	(45,151)	(3.6)%

Operating income	120,469	98,140	22,329	22.8%
Interest expense (income), net	199,506	192,918	6,588	3.4%
Loss on extinguishment of debt	26,562	—	26,562	n/m
Other (income) expense	—	(4,779)	4,779	(100.0)%

(Loss) income from operations before taxes on income	(105,599)	(89,999)	(15,600)	17.3%
Income tax provision	8,518	4,925	3,593	73.0%

Net (loss) income from continuing operations	(114,117)	(94,924)	(19,193)	20.2%
Net (loss) income from discontinuing operations, net of taxes	(1,905)	(76,338)	74,433	(97.5)%

Net (loss) income	$(116,022)	$(171,262)	$55,240	(32.3)%

Revenue

	Year Ended December 31,
	2016	2015	$ Change	% Change
(Dollars in thousands)
Reported Revenue by segment:
Higher Education	$733,782	$805,360	$(71,578)	(8.9)%
K-12	619,085	593,499	25,586	4.3%
International	286,927	305,021	(18,094)	(5.9)%
Professional	117,749	119,589	(1,840)	(1.5)%
Other	(212)	6,522	(6,734)	(103.3)%

Total Reported Revenue	$1,757,331	$1,829,991	$(72,660)	(4.0)%

Revenue for the years ended December 31, 2016 and 2015 was $1,757.3 million and $1,830.0 million, respectively, a decrease of $72.7 million or 4.0%. Excluding the impact of purchase accounting (which negatively impacted revenue as a result of the adjustment recorded to reduce the carrying value of deferred revenue on the opening balance sheet), revenue for the years ended December 31, 2016 and 2015 was $1,778.5 million and $1,855.2 million, respectively, a decrease of $76.7 million or 4.1%. The decrease was driven by the segment factors described below.

Higher Education

Higher Education revenue for the years ended December 31, 2016 and 2015 was $733.8 million and $805.4 million, respectively, a decrease of $71.6 million or 8.9%. Excluding the impact of purchase accounting, revenue for the years ended December 31, 2016 and 2015 was $733.8 million and $806.0 million, respectively, a decrease of $72.2 million or 9.0%. The decrease was primarily due to:

•	lower print revenues due to continued distribution partner inventory destocking and reduced reordering by distributors who are managing physical inventory more tightly in light of the ongoing digital transition in the marketplace. This includes print textbooks we previously sold to distributors, but also physical digital activation cards held in inventory; and

•	a smaller front-list for 2016 and 2017 copyrights (released in the year before copyright). The smaller front-list was driven primarily by extended revision cycles for certain titles, which in turn has led to increased used and rental alternatives for new print materials; partially offset by

•	digital revenue growth, primarily attributable to our core digital learning solutions which are increasingly sold direct-to-student via our e-commerce channel (paid activations of Connect/LearnSmart grew by 11% and unique users of ALEKS grew by 19%);

•	continued decline in actual product returns and a favorable product returns reserve rate; and

•	increased market share in a year with a cyclically smaller total market opportunity.

K-12

K-12 revenue for the years ended December 31, 2016 and 2015 was $619.1 million and $593.5 million respectively, an increase of $25.6 million or 4.3%. Excluding the impact of purchase accounting, revenue for the years ended December 31, 2016 and 2015 was $640.3 million and $618.3 million, respectively, an increase of $22.0 million or 3.6%. The increase was primarily due to:

•	lower revenue deferrals related to our digital solutions as the mix of digital in our blended math and social studies programs sold in 2015 was higher than the mix of digital in our blended reading program which accounts for the majority of year-over-year revenue growth; and

•	adoption related revenue driven by strong performance in the 2016 K-8 ELA new adoption in California; partially offset by

•	a decline in open territory sales due to lower than expected performance in select key urban districts; and

•	a smaller new adoption market in 2016 as compared to 2015.

International

International revenue for the years ended December 31, 2016 and 2015 was $286.9 million and $305.0 million, respectively, a decrease of $18.1 million or 5.9%. The decrease was primarily due to:

•	an $8.6 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); and

•	a decline in print revenue; partially offset by

•	the multi-year digital subscription revenue arrangement entered into with the United Arab Emirates; and

•	growth in localized digital offerings, primarily in higher education.

Geographic performance was driven primarily by a decline in K-12 sales in all regions primarily due to lower adoption opportunities and a decline in Higher Education sales in Canada. This was partially offset by a new contract with the United Arab Emirates and Higher Education sales in Asia Pacific, most notably Australia.

Professional

Professional revenue for the years ended December 31, 2016 and 2015 was $117.7 million and $119.6 million, respectively, a decrease of $1.8 million or 1.5%. Excluding the impact of purchase accounting, revenue for the years ended December 31, 2016 and 2015 was $117.7 million and $119.7 million, respectively, a decrease of $1.9 million or 1.6%. The decrease was primarily due to:

•	a decrease in print and eBook revenue; partially offset by

•	an increase in digital subscription sales for our Access platform offerings.

Cost of Sales

Cost of sales for the years ended December 31, 2016 and 2015 was $429.8 million and $479.6 million, respectively, a decrease of $49.8 million or 10.4%. The decrease was driven primarily by lower manufacturing costs attributable to lower revenue and higher digital product sales as well as lower royalty rates and expense driven by product mix.

Operating and Administration Expenses

Operating and administration expenses for the years ended December 31, 2016 and 2015 were $1,079.2 million and $1,127.5 million, respectively, a decrease of $48.3 million or 4.3%. Included within operating and administration expense is the amortization of pre-publication expenditures which decreased by $14.6 million or 16.4%. The remaining variance was driven by:

•	a $18.3 million decrease in professional fees; and

•	a $7.7 million decrease in restructuring and cost savings implementation charges.

Depreciation & Amortization of Intangibles

Depreciation and amortization expenses for the years ended December 31, 2016 and 2015 were $127.9 million and $124.8 million, respectively, an increase of $3.1 million or 2.5%. This increase was driven by:

•	the acceleration of depreciation expense related to the early exit of an international leased facility as part of ongoing cost saving initiatives to optimize our facilities spend subsequent to the Founding Acquisition; and

•	an increase in depreciation expense associated with deferred technology projects that were previously in the development phase in 2015.

Interest expense, net

Interest expense, net, for the years ended December 31, 2016 and 2015 was $199.5 million and $192.9 million, respectively, an increase of $6.6 million or 3.4%. The increase was related to the $17.8 million expense of certain creditor and third-party fees partially offset by lower interest expense both in association with the Company’s debt refinancing on May 4, 2016. Refer to Note 10, “Debt,” of our consolidated financial statements included elsewhere in this prospectus for further discussion of our debt.

Loss on extinguishment of debt

The Company recorded a loss on extinguishment of debt of $26.6 million, consisting primarily of a redemption premium associated with the repurchase of MHGE Senior Secured Notes and the write-off of unamortized deferred financing fees and original debt discount associated with the debt refinancing on May 4, 2016. Refer to Note 10, “Debt,” of our consolidated financial statements included elsewhere in this prospectus for further discussion of our debt.

Other (income) expense

During the year ended December 31, 2015, the Company recorded a gain of $4.8 million related to the sale of an investment in an equity security.

Provision for Taxes on Income

Taxes on income from continuing operations for the years ended December 31, 2016 and 2015 were provisions of $8.5 million and $4.9 million, respectively. For the years ended December 31, 2016 and 2015, the effective tax rate on continuing operations was (8.1)% and (5.5)%, respectively. As of December 31, 2014, a full valuation allowance was recorded for federal and state deferred tax assets due to negative evidence associated with our estimation of the realization of cumulative book losses. For the years ended December 31, 2016 and 2015, no deferred income tax benefit was recognized for the domestic loss on operations as a result of the valuation allowance against these tax benefits.

Adjusted EBITDA by Segment for the Years Ended December 31, 2016 and 2015

Adjusted EBITDA by segment, as determined in accordance with Accounting Standards Codification Topic 280, Segment Reporting, is a measure used by management to assess the performance of our segments. We exclude from Adjusted EBITDA by segment: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our management does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. In addition, Adjusted EBITDA by segment is calculated in a manner consistent with the definition and meaning of our Adjusted EBITDA non-GAAP debt covenant compliance measure, see “—Non-GAAP Measures—Debt Covenant Compliance.”

	Year Ended December 31,
	2016	2015	$ Change	% Change
(Dollars in thousands)
Adjusted EBITDA by segment:
Higher Education	$233,507	$294,540	$(61,033)	(20.7)%
K-12	136,668	126,902	9,766	7.7%
International	19,011	33,229	(14,218)	(42.8)%
Professional	33,739	32,193	1,546	4.8%
Other	(2,298)	(1,274)	(1,024)	80.4%

Higher Education

Adjusted EBITDA for the years ended December 31, 2016 and 2015 was $233.5 million and $294.5 million, respectively, a decrease of $61.0 million or 20.7%. The decrease was primarily due to:

•	the gross profit impact of the $89.3 million unfavorable Billings variance discussed under “—Non-GAAP Measures—Billings for the Years Ended December 31, 2016 and 2015—Higher Education”; partially offset by

•	lower manufacturing costs attributable to lower revenue and a shift to digital solution sales as well as lower royalties expense driven by product mix.

K-12

Adjusted EBITDA for the years ended December 31, 2016 and 2015 was $136.7 million and $126.9 million, respectively, an increase of $9.8 million or 7.7%. The increase was due primarily to:

•	reduced pre-publication investment cash costs driven by the timing of investment in prior years related to new adoption opportunities including the significant investment made in advance of the 2016 California ELA adoption; and

•	a decrease in professional fees; partially offset by

•	the gross profit impact of the $39.0 million unfavorable Billings variance discussed under “—Non-GAAP Measures—Billings for the Years Ended December 31, 2016 and 2015—K-12”;

•	increased royalties associated with a product that we redistributed as a part of our offerings in the California ELA adoption; and

•	increased samples expense primarily related to the California ELA adoption.

International

Adjusted EBITDA for the years ended December 31, 2016 and 2015 was $19.0 million and $33.2 million, respectively, a decrease of $14.2 million or 42.8%. The decrease was primarily due to:

•	the gross profit impact of the $12.9 million unfavorable Billings variance discussed under “—Non-GAAP Measures—Billings for the Years Ended December 31, 2016 and 2015—International”;

•	increased pre-publication investment cash costs associated with the development of localized digital solution offerings primarily related to the new United Arab Emirates contract; partially offset by

•	a $0.8 million favorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period.)

Professional

Adjusted EBITDA for the years ended December 31, 2016 and 2015 was $33.7 million and $32.2 million, respectively, an increase of $1.5 million or 4.8%. The increase was due primarily to:

•	lower manufacturing costs as a result of the ongoing shift to digital solution sales as well as lower royalty expense driven by product mix; partially offset by

•	the gross profit impact of the $0.9 million unfavorable Billings variance discussed under “Non-GAAP Measures—Billings for the Years Ended December 31, 2016 and 2015— Professional”.

Other

Adjusted EBITDA for the years ended December 31, 2016 and 2015 was $(2.3) million and $(1.3) million, respectively, a decrease of $1.0 million. The decrease was due to:

•	impact of adjustments made for in-transit product sales; and

•	timing related corporate expense adjustments.

Consolidated Operating Results for the Years Ended December 31, 2015 and 2014

	Year Ended December 31,		$ Change	% Change
	2015	2014
(Dollars in thousands)
Revenue	$1,829,991	$1,851,590	$(21,599)	(1.2)%
Cost of sales	479,604	523,765	(44,161)	(8.4)%

Gross profit	1,350,387	1,327,825	22,562	1.7%
Operating expenses
Operating and administration expenses	1,127,455	1,194,253	(66,798)	(5.6)%
Depreciation	30,636	25,999	4,637	17.8%
Amortization of intangibles	94,156	100,001	(5,845)	(5.8)%
Impairment charge	—	23,800	(23,800)	n/m
Transaction charge	—	3,932	(3,932)	n/m

Total operating expenses	1,252,247	1,347,985	(95,738)	(7.1)%
Operating income	98,140	(20,160)	118,300	(586.8)%
Interest expense (income), net	192,918	182,199	10,719	5.9%
Other (income) expense	(4,779)	(8,420)	3,641	(43.2)%

(Loss) income from operations before taxes on income	(89,999)	(193,939)	103,940	(53.6)%
Income tax provision	4,925	110,678	(105,753)	(95.6)%

Net (loss) income from continuing operations	(94,924)	(304,617)	209,693	(68.8)%
Net (loss) income from discontinuing operations, net of taxes	(76,338)	(18,157)	(58,181)	320.4%

Net (loss) income	$(171,262)	$(322,774)	$151,512	(46.9)%

Revenue

	Year Ended December 31,		$ Change	% Change
	2015	2014
(Dollars in thousands)
Reported Revenue by segment:
Higher Education	$805,360	$837,364	$(32,004)	(3.8)%
K-12	593,499	562,791	30,708	5.5%
International	305,021	333,764	(28,743)	(8.6)%
Professional	119,589	116,774	2,815	2.4%
Other	6,522	897	5,625	627.1%

Total Reported Revenue	$1,829,991	$1,851,590	$(21,599)	(1.2)%

Revenue for the years ended December 31, 2015 and 2014 was $1,830.0 million and $1,851.6 million, respectively, a decrease of $21.6 million or 1.2%. Excluding the impact of purchase accounting (which negatively impacted revenue as a result of the adjustment recorded to reduce the carrying value of deferred revenue on the opening balance sheet), revenue for the years ended December 31, 2015 and 2014 was $1,855.2 million and $1,877.1 million, respectively, a decrease of $21.9 million or 1.2%. This decrease was driven by the segment factors described below.

Higher Education

Higher Education revenue for the years ended December 31, 2015 and 2014 was $805.4 million and $837.4 million, respectively, a decrease of $32.0 million or 3.8%. Excluding the impact of purchase accounting, revenue for the years ended December 31, 2015 and 2014 was $806.0 million and $828.8 million, respectively, a decrease of $22.8 million or 2.8%. The decrease was primarily due to:

•	decreased print revenues, resulting in part from our focused transition from print to digital which has led to extended revision cycles for certain titles and a declining print front-list, which in turn has led to more used and rental alternatives for new print materials. In addition, the digital transition has led to unfavorable timing impacts resulting from distribution partners having less market visibility leading to later ordering of print and more unpredictable purchasing and returns patterns in the near term. In the long-term, we would expect higher sell-through to the classroom of digital alternatives and print returns to decline as the business mix transitions to digital offerings; and

•	unfavorable timing in sales as the digital transition is changing our selling patterns for digital and print offerings. As we drive our digital first strategy, students are increasingly purchasing digital solutions directly from our proprietary e-commerce channel at the start of the semester. As these sales transition from the traditional distribution channel to our proprietary e-commerce channel, this has the effect of shifting our sales from the end of 2015 to the beginning of 2016; partially offset by

•	digital revenue growth, primarily driven by growth in paid activations and unique users of our core digital learning solutions Connect/LearnSmart and ALEKS, respectively (paid activations of Connect/LearnSmart grew by 16%, and unique users of ALEKS grew by 18%); and

•	a favorable product returns reserve rate consistent with the ongoing market shift to digital learning solutions which experience a lower return rate.

K-12

K-12 revenue for the years ended December 31, 2015 and 2014 was $593.5 million and $562.8 million, respectively, an increase of $30.7 million or 5.5%. Excluding the impact of purchase accounting, revenue for the years ended December 31, 2015 and 2014 was $618.3 million and $592.3 million, respectively, an increase of $26.0 million or 4.4%. The increase was primarily due to:

•	strong performance in California new math adoptions as well as Texas new math and social studies adoptions; partially offset by

•	net deferred revenue growth of $42.1 million driven by increased sales of our digital learning solutions (which are required to be deferred and recognized to income over time (typically five to eight years) in accordance with U.S. GAAP); and

•	a decline in open territory revenue due to a smaller market in 2015 and lower elementary reading and math sales as compared to 2014.

International

International revenue for the years ended December 31, 2015 and 2014 was $305.0 million and $333.8 million, respectively, a decrease of $28.7 million or 8.6%. Excluding the impact of purchase accounting, revenue for the years ended December 31, 2015 and 2014 was $305.0 million and $334.4 million, respectively, a decrease of $29.4 million or 8.8%. The decrease was primarily due to:

•	a $27.5 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); and

•	a decline in print revenue; partially offset by

•	digital revenue growth primarily in higher education sales.

Geographic performance was driven by higher education sales in Australia and the Middle East, offset by a decline in Latin America driven by lower K-12 and professional sales.

Professional

Professional revenue for the years ended December 31, 2015 and 2014 was $119.6 million and $116.8 million, respectively, an increase of $2.8 million or 2.4%. Excluding the impact of purchase accounting, revenue for the years ended December 31, 2015 and 2014 was $119.7 million and $120.5 million, respectively, a decrease of $0.8 million or 0.6%. The decrease was primarily due to:

•	decline in print and eBook revenue due, in part, to a formal portfolio review and rationalization in late 2014; partially offset by

•	new digital subscription revenue growth and strong renewals across Access platform offerings.

Cost of Sales

	Year Ended December 31,		$ Change	% Change
(Dollars in thousands)	2015	2014
Cost of sales, as reported	$479,604	$523,765	$(44,161)	(8.4)%
Impact of purchase accounting	—	35,221	(35,221)	(100.0)%

Cost of sales, excluding the impact of purchase accounting	$479,604	$488,544	$(8,940)	(1.8)%

Excluding purchase accounting—% of revenue	26.2%	26.4%

Cost of sales for the years ended December 31, 2015 and 2014 was $479.6 million and $523.8 million, respectively. Excluding the impact of purchase accounting (which negatively impacted cost of sales as a result of the step-up in the carrying value of inventory on the opening balance sheet), cost of sales for the years ended December 31, 2015 and 2014 was $479.6 million and $488.5 million, respectively, a decrease of $8.9 million or 1.8%. This net decrease was driven by:

•	lower manufacturing costs due to the migration from print to digital learning solutions; and

•	lower royalty expense due to product mix; partially offset by

•	slightly higher freight charges.

Operating and Administration Expenses

Operating and administration expenses for the years ended December 31, 2015 and 2014 were $1,127.5 million and $1,194.3 million, respectively, a decrease of $66.8 million or 5.6%. Included within operating and administration expense is the amortization of pre-publication expenditures which increased by $5.8 million or 7.0% primarily due to planned K-12 adoptions. The remaining decrease was driven by:

•	a $46.7 million cost reduction due to the completion of physical separation from MHC, our former parent company, in 2014;

•	a $6.0 million decrease in selling and marketing expense driven by our decline in revenue;

•	a $1.7 million decrease in print samples expense due to a focus on digital sampling;

•	a $16.0 million decrease in restructuring and cost savings implementation charges;

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program;

•	a $3.9 million decrease in transaction costs; and

•	a $4.4 million decrease in acquisition costs; partially offset by

•	a $24.8 million increase in DPG expense as a result of our continued investment in digital.

Depreciation & Amortization of Intangibles

Depreciation and amortization expenses for the years ended December 31, 2015 and 2014 were $124.8 million and $126.0 million, respectively, a decrease of $1.2 million or 1.0%. This decrease was the result of having finalized the valuation of intangible assets acquired at the time of the Founding Acquisition.

Interest expense, net

Interest expense, net, for the years ended December 31, 2015 and 2014 was $192.9 million and $182.2 million, respectively, an increase of $10.7 million or 5.9%. The increase was the result of the following:

•	the original issuance of the $400.0 million in MHGE PIK Toggle Notes on July 17, 2014 and subsequent issuance of an additional $100.0 million of MHGE PIK Toggle Notes in April 2015; partially offset by

•	the refinancing of the MHGE Term Loan on March 24, 2014, which reduced the applicable LIBOR margin from 7.75% to 4.75%, and voluntary principal payment of $35.0 million; and

•	the refinancing of the MHGE Term Loan on May 4, 2015, which further reduced the applicable LIBOR margin of 4.75% to 3.75%, and voluntary principal payment of $0.3 million.

Other (income) expense

Other (income) expense for the years ended December 31, 2015 and 2014 was $(4.8) million and $(8.4) million, respectively related to the following:

•	a gain of $4.8 million relating to the sale of an investment in an equity security in 2015; and

•	a $7.3 million gain recognized on the original 20% equity interest in LearnSmart held at the time the remaining 80% was acquired on February 6, 2014 and the sale of two parcels of land in November 2014 for a gain of $1.1 million.

Provision for Taxes on Income

Taxes on income from continuing operations for the years ended December 31, 2015 and 2014 were provisions of $4.9 million and $110.7 million, respectively. As of December 31, 2014, a full valuation allowance was recorded against federal and state deferred tax assets due to negative evidence of cumulative book losses incurred in the Successor period. The valuation allowance established in the year ended December 31, 2014, reversed domestic tax benefits claimed in the year ended December 31, 2013. In assessing the need for a valuation allowance, we considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence can be objectively verified. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses.

Discontinued Operations

The Company sold substantially all of the assets and certain liabilities of the Company’s wholly owned CTB business to Data Recognition Corporation (“DRC”) in June 2015. The net loss from discontinued operations was $76.3 million for the year ended December 31, 2015 as compared to $18.2 million for the year ended December 31, 2014. The variance of $58.2 million is primarily due to a $42.8 million loss on sale recognized in 2015 in addition to material contracts that were not renewed and the timing of state adoptions of Common Core assessment tests which negatively impacted the market and the number of new business opportunities.

Adjusted EBITDA by Segment for the Years Ended December 31, 2015 and 2014

	Year Ended December 31,		$ Change	% Change
	2015	2014
(Dollars in thousands)
Adjusted EBITDA by segment:
Higher Education	$294,540	$296,105	$(1,565)	(0.5)%
K-12	126,902	118,168	8,734	7.4%
International	33,229	37,603	(4,374)	(11.6)%
Professional	32,193	37,882	(5,689)	(15.0)%
Other	(1,274)	(11,846)	10,572	(89.2)%

Higher Education

Adjusted EBITDA for the years ended December 31, 2015 and 2014 was $294.5 million and $296.1 million, respectively, a decrease of $1.6 million or 0.5%. The decrease was due to:

•	the gross profit impact of the $13.4 million unfavorable Billings variance discussed under “—Non-GAAP Measures-Billings for the Years Ended December 31, 2015 and 2014—Higher Education”; and

•	continued investment in digital capabilities, primarily through DPG; partially offset by

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program.

K-12

Adjusted EBITDA for the years ended December 31, 2015 and 2014 was $126.9 million and $118.2 million, respectively, an increase of $8.7 million or 7.4%. The increase was due to:

•	the gross profit impact of the $63.1 million favorable Billings variance discussed under “—Non-GAAP Measures—Billings for the Years Ended December 31, 2015 and 2014—K-12”; and

•	reduced print samples expense due to a focus on digital sampling; partially offset by

•	continued investment in digital capabilities, primarily through DPG; and

•	increased pre-publication investment cash costs in advance of future sales opportunities.

International

Adjusted EBITDA for the years ended December 31, 2015 and 2014 was $33.2 million and $37.6 million, respectively, a decrease of $4.4 million or 11.6%. The decrease was due to:

•	the gross profit impact of the $27.9 million unfavorable Billings variance discussed under “—Non-GAAP Measures—Billings for the Years Ended December 31, 2015 and 2014—International”; and

•	a $6.7 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); partially offset by

•	the realization of cost savings associated with actions taken subsequent to the Founding Acquisition including headcount reduction, facilities rationalization, technology optimization and outsourcing as part of our comprehensive cost savings program; and

•	more efficient capital deployment and timing related to pre-publication investment cash costs.

Professional

Adjusted EBITDA for the years ended December 31, 2015 and 2014 was $32.2 million and $37.9 million, respectively, a decrease of $5.7 million or 15.0%. The decrease was due to:

•	the gross profit impact of the $4.3 million unfavorable Billings variance discussed under “—Non-GAAP Measures—Billings for the Years Ended December 31, 2015 and 2014—Professional”; and

•	continued investment in digital capabilities, primarily through DPG; partially offset by

•	the net cost benefit related to a print and eBook portfolio and operating model rationalization project undertaken in 2014.

Other

Adjusted EBITDA for the years ended December 31, 2015 and 2014 was $(1.3) million and $(11.8) million, respectively, an increase of $10.6 million or 89.2%. The increase was due to:

•	impact of adjustments made for in-transit product sales;

•	timing related corporate adjustments.

Non-GAAP Measures

Billings, EBITDA and Adjusted EBITDA

The SEC has adopted rules to regulate the use in filings with the SEC and in public disclosures of “non-GAAP financial measures,” such as Billings, EBITDA and Adjusted EBITDA. These measures are derived on the basis of methodologies other than in accordance with U.S. GAAP.

Billings is a non-GAAP sales performance measure that provides useful information in evaluating our period-to-period sales performance because it reflects the total amount of revenue that would have been recognized in a period if we recognized all print and digital revenue at the time of sale. We use Billings as a sales performance measure given that we typically collect full payment for our digital and print solutions at the time of sale or shortly thereafter, but recognize revenue from digital solutions and multi-year deliverables ratably over the term of our customer contracts. As sales of our digital learning solutions have increased, so has the amount of revenue that is deferred in accordance with U.S. GAAP. Billings is a key metric we use to manage our business as it reflects the sales activity in a given period, provides comparability from period-to-period during this time of digital transition and is the basis for all sales incentive compensation. In the K-12 market where customers typically pay for five to eight year contracts upfront and the ongoing costs to service any contractual obligation are limited, the impact of the change in deferred revenue is most significant. Billings is U.S. GAAP revenue plus the net change in deferred revenue.

EBITDA, a measure used by management to assess operating performance, is defined as net income from continuing operations plus net interest, income taxes, depreciation and amortization (including amortization of pre-publication investment cash costs). Adjusted EBITDA is a non-GAAP debt covenant compliance measure that is defined in accordance with our debt agreements. Adjusted EBITDA is a material term in our debt agreements and provides an understanding of our debt covenant compliance, ability to service our indebtedness and make capital allocation decisions in accordance with our debt agreements.

Each of the above described measures is not a recognized term under U.S. GAAP and does not purport to be an alternative to revenue, income from continuing operations, or any other measure derived in accordance with U.S. GAAP as a measure of operating performance, debt covenant compliance or to cash flows from operations as a measure of liquidity. Additionally, each such measure is not intended to be a measure of free cash flows available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under U.S. GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, our measures may not be comparable to other similarly titled measures of other companies. See “Use of Non-GAAP Financial Information” and “Prospectus Summary—Our Key Metrics.”

Management believes Adjusted EBITDA is helpful in highlighting trends because Adjusted EBITDA excludes the results of certain transactions or adjustments that are non-recurring or non-operational and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax rules in the jurisdictions in which companies operate, and capital investments. In addition, Billings and Adjusted EBITDA provide more comparability between the historical operating results and operating results that reflect purchase accounting and the new capital structure post the Founding Acquisition as well as the digital transformation that we are undertaking which requires different accounting treatment for digital and print solutions in accordance with U.S. GAAP.

Management believes that the presentation of Adjusted EBITDA, which is defined in accordance with our debt agreements, is appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future as well as other items to assess our debt covenant compliance, ability to service our indebtedness and make capital allocation decisions in accordance with our debt agreements.

For further information on our non-GAAP measures, see “Use of Non-GAAP Financial Information.”

Billings for the Years Ended December 31, 2016 and 2015

	Year Ended December 31,
	2016	2015	$ Change	% Change
(Dollars in thousands)
Reported Revenue by Segment:
Higher Education	$733,782	$805,360	$(71,578)	(8.9)%
K-12	619,085	593,499	25,586	4.3%
International	286,927	305,021	(18,094)	(5.9)%
Professional	117,749	119,589	(1,840)	(1.5)%
Other	(212)	6,522	(6,734)	(103.3)%

Total Reported Revenue	$1,757,331	$1,829,991	$(72,660)	(4.0)%

Change in deferred revenue	155,571	227,960	(72,389)	(31.8)%

Billings	$1,912,902	$2,057,951	$(145,049)	(7.0)%

Billings by Segment:
Higher Education	$735,623	$824,951	$(89,328)	(10.8)%
K-12	758,473	797,510	(39,037)	(4.9)%
International	295,000	307,932	(12,932)	(4.2)%
Professional	122,100	123,037	(937)	(0.8)%
Other	1,706	4,521	(2,815)	(62.3)%

Total Billings	$1,912,902	$2,057,951	$(145,049)	(7.0)%

Billings for the years ended December 31, 2016 and 2015 was $1,912.9 million and $2,058.0 million, respectively, a decrease of $145.0 million or 7.0%.

These variances were driven by the segment factors described below.

Higher Education

Billings for the years ended December 31, 2016 and 2015 was $735.6 million and $825.0 million, respectively, a decrease of $89.3 million or 10.8%. The decrease was due to:

•	lower print revenues due to continued distribution partner inventory destocking and reduced reordering by distributors who are managing physical inventory more tightly in light of the ongoing digital transition in the marketplace. This includes print textbooks we previously sold to distributors, but also physical digital activation cards held in inventory; and

•	a smaller front-list for 2016 and 2017 copyrights (released in the year before copyright). The smaller front-list was driven primarily by extended revision cycles for certain titles, which in turn has led to increased used and rental alternatives for new print materials; partially offset by

•	digital revenue growth, primarily attributable to our core digital learning solutions which are increasingly sold direct-to-student via our e-commerce channel (paid activations of Connect/LearnSmart grew by 11% and unique users of ALEKS grew by 19%);

•	continued decline in actual product returns and a favorable product returns reserve rate; and

•	increased market share in a year with a cyclically smaller total market opportunity.

K-12

Billings for the years ended December 31, 2016 and 2015 was $758.5 million and $797.5 million, respectively, a decrease of $39.0 million or 4.9%. The decrease was due to:

•	a decline in open territory sales due to lower than expected performance in select key markets; and

•	smaller new adoption market in 2016 as compared to 2015; partially offset by

•	adoption sales growth driven by strong performance in this year’s K-8 ELA new adoption in California.

International

Billings for the years ended December 31, 2016 and 2015 was $295.0 million and $307.9 million, respectively, a decrease of $12.9 million or 4.2%. The decrease was due to:

•	an $8.1 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period);

•	a decline in print revenue; partially offset by

•	the multi-year digital subscription revenue arrangement entered into with the United Arab Emirates; and

•	growth in localized digital offerings, primarily in higher education.

Geographic performance was driven primarily by a decline in K-12 sales in all regions primarily due to lower adoption opportunities and a decline in Higher Education sales in Canada. This was partially offset by a new contract with the United Arab Emirates and Higher Education sales in Asia Pacific, most notably Australia.

Professional

Billings for the years ended December 31, 2016 and 2015 was $122.1 million and $123.0 million, respectively, a decrease of $0.9 million or 0.8%. The decrease was due to:

•	a decrease in print and eBook revenue; partially offset by

•	an increase in digital subscription Billings for our Access platform offerings.

Billings for the Years Ended December 31, 2015 and 2014

	Year Ended December 31,		$ Change	% Change
(Dollars in thousands)	2015	2014
Reported Revenue by segment:
Higher Education	$805,360	$837,364	$(32,004)	(3.8)%
K-12	593,499	562,791	30,708	5.5%
International	305,021	333,764	(28,743)	(8.6)%
Professional	119,589	116,774	2,815	2.4%
Other	6,522	897	5,625	627.1%

Total Reported Revenue	$1,829,991	$1,851,590	$(21,599)	(1.2)%

Change in deferred revenue	227,960	187,851	40,109	21.4%

Billings	$2,057,951	$2,039,441	$18,510	0.9%

Billings by Segment:
Higher Education	$824,951	$838,310	$(13,359)	(1.6)%
K-12	797,510	734,417	63,093	8.6%
International	307,932	335,809	(27,877)	(8.3)%
Professional	123,037	127,299	(4,262)	(3.3)%
Other	4,521	3,606	915	25.4%

Total Billings	$2,057,951	$2,039,441	$18,510	0.9%

Billings for the years ended December 31, 2015 and 2014 was $2,058.0 million and $2,039.4 million, respectively, an increase of $18.5 million or 0.9%.

The increase was driven by the segment factors described below.

Higher Education

Billings for the years ended December 31, 2015 and 2014 was $825.0 million and $838.3 million, respectively, a decrease of $13.4 million or 1.6%. The decrease was due to:

•	decreased print revenues, resulting in part from our focused transition from print to digital which has led to extended revision cycles for certain titles and a declining print front-list, which in turn has led to more used and rental alternatives for new print materials. In addition, the digital transition has led to unfavorable timing impacts resulting from distribution partners having less market visibility leading to later ordering of print and more unpredictable purchasing and returns patterns in the near term. In the long-term, we would expect higher sell-through to the classroom of digital alternatives and print returns to decline as the business mix transitions to digital offerings; and

•	unfavorable timing in sales as the digital transition is changing our selling patterns for digital and print offerings. As we drive our digital first strategy, students are increasingly purchasing digital solutions directly from our proprietary e-commerce channel at the start of the semester. As these sales transition from the traditional distribution channel to our proprietary e-commerce channel, this has the effect of shifting our sales from the end of 2015 to the beginning of 2016; partially offset by

•	digital revenue growth, primarily driven by growth in paid activations and unique users of our core digital learning solutions Connect/LearnSmart and ALEKS, respectively (paid activations of Connect/LearnSmart grew by 16% and unique users of ALEKS grew by 18%); and

•	a favorable product returns reserve rate consistent with the ongoing market shift to digital learning solutions which experience a much lower return rate.

K-12

Billings for the years ended December 31, 2015 and 2014 was $797.5 million and $734.4 million, respectively, an increase of $63.1 million or 8.6%. The increase was due to:

•	an increase in adoption Billings of 23% or $84.1 million due to:

–	K-5 new math adoptions in California;

–	6-12 new social studies and 9-12 math adoptions in Texas; partially offset by

–	lower new adoptions in 6-8 math and 6-12 science in Texas as compared to 2014; partially offset by

•	a 2% or $4.4 million decline in total open territory Billings.

International

Billings for the years ended December 31, 2015 and 2014 was $307.9 million and $335.8 million, respectively, a decrease of $27.9 million or 8.3%. The decrease was due to:

•	a $28.4 million unfavorable foreign exchange rate impact (estimated by re-calculating current period results of foreign operations using the average exchange rate from the prior period); and

•	a decline in print revenue; partially offset by

•	digital revenue growth primarily in the higher education market.

Geographic performance was driven by higher education sales in Australia and the Middle East, offset by a sales decline in Latin America, primarily due to lower K-12 and professional sales.

Professional

Billings for the years ended December 31, 2015 and 2014 was $123.0 million and $127.3 million, respectively, a decrease of $4.3 million or 3.3%. The decrease was due to:

•	decline in print and eBook revenue due, in part, to a formal portfolio review and rationalization in late 2014;

•	unfavorable timing associated with subscription renewals; partially offset by

•	new digital subscription revenue growth and strong renewals across Access platform offerings.

Debt Covenant Compliance

Adjusted EBITDA is an important measure because, under our debt agreements, our ability to incur additional indebtedness or issue certain preferred shares, make certain types of acquisitions or investments, operate our business and make dividends, conduct asset sales or dispose of all or substantially all of our assets, all of which will impact our financial performance, is impacted by our Adjusted EBITDA, as our lenders measure our performance with a net first lien leverage ratio by comparing our senior secured bank indebtedness to our Adjusted EBITDA and a fixed charge coverage ratio, and several of our debt, investment and restricted payment baskets are measured using Adjusted EBITDA.

The Senior Facilities and the indentures governing the MHGE PIK Toggle Notes and the MHGE Senior Notes contain, among other provisions, certain customary covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales and affiliate transactions. Capacity for investments, debt, distributions and certain prepayments is measured in many instances by a multiple of Adjusted EBITDA. Our revolving credit facility requires that MHGE Holdings, after an initial grace period and subject to a testing threshold, comply on a quarterly basis with a maximum net first lien senior secured leverage ratio (the ratio of consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA, as defined in the credit agreement governing the Senior Facilities) of (a) with respect to the first, third and fourth fiscal quarters of any year, 4.80 to 1.00 and (b) with respect to the second quarter of any fiscal year, 5.25 to 1.00. Payment of borrowings under the debt agreements may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of a representation or warranty, certain non-payments or defaults under other indebtedness, covenant defaults, events of bankruptcy and a change of control. Our historical debt agreements, including the MHGE Facilities, the MHSE Revolving Facility and the MHSE Term Loan, contained similar covenants predicated on the same Adjusted EBITDA measure. Failure to comply with these covenants, which are based, in part, upon Adjusted EBITDA could limit our long-term growth prospects by hindering our ability to incur future debt or make acquisitions.

“Adjusted EBITDA” as defined in our Senior Facilities debt agreements, is net income, adjusted for the items summarized in the table below. Adjusted EBITDA is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors, excluding non-operational or non-recurring losses or gains. Adjusted EBITDA is not a presentation made in accordance with U.S. GAAP, and our use of the term Adjusted EBITDA varies from others in our industry. This measure should not be considered as an alternative to net income (loss) from continuing operations or any other performance measures derived in accordance with U.S. GAAP. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA does not reflect: (a) our cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; (d) tax payments that may represent a reduction in cash available to us; (e) management fees paid to entities and investment funds affiliated with Apollo Global Management, LLC; (f) one-time expenditures to realize the synergies referred to above; or (g) the impact of earnings or charges resulting from matters that we and the lenders under our debt agreements may not consider indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash and other charges or costs that are deducted in calculating net income from continuing operations. However, these are expenses that may recur, vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes.

Further, although not included in the calculation of Adjusted EBITDA below, the measure may at times allow us to add estimated cost savings and operating synergies related to operational changes ranging from acquisitions or dispositions to restructurings, and/or exclude one-time transition expenditures that we anticipate we will need to incur to realize cost savings before such savings have occurred.

The calculation of Adjusted EBITDA in accordance with our debt agreements is presented in the table below. The results of such calculation could differ in the future based on the different types of adjustments that may be included in such respective calculations at the time.

	Year Ended December 31,
	2016	2015	2014
(Dollars in thousands)
Net income (loss) from continuing operations	$(114,117)	$(94,924)	$(304,617)
Interest (income) expense, net	199,506	192,918	182,199
Income tax provision	8,518	4,925	110,678
Depreciation, amortization and pre-publication investment amortization	202,081	213,523	208,905

EBITDA	$295,988	$316,442	$197,165

Change in deferred revenue (a)	155,571	227,960	187,851
Change in deferred royalties (b)	(17,312)	(10,731)	(8,117)
Restructuring and cost savings implementation charges (c)	17,080	24,766	39,888
Sponsor fees (d)	3,500	3,500	3,500
Impairment charge (e)	—	—	23,800
Purchase accounting (f)	—	—	35,221
Transaction costs (g)	—	—	3,932
Acquisition costs (h)	—	—	4,376
Physical separation costs (i)	—	—	46,716
Loss on extinguishment of debt (j)	26,562	—	—
Other (k)	28,933	22,470	30,665
Pre-publication investment cash costs (l)	(89,695)	(98,817)	(87,085)

Adjusted EBITDA	$420,627	$485,590	$477,912

(a)	We receive cash up-front for most sales but recognize revenue (primarily related to digital sales) over time recording a liability for deferred revenue at the time of sale. This adjustment represents the net effect of converting deferred revenues to a cash basis assuming the collection of all receivable balances.
(b)	Royalty obligations are generally payable in the period incurred with limited recourse. This adjustment represents the net effect of converting deferred royalties to a cash basis assuming the payment of all amounts owed in the period incurred. See Note 2 of Notes to the Consolidated Financial Statements included elsewhere in this prospectus.
(c)	Represents severance and other expenses associated with headcount reductions and other cost savings initiated as part of our formal restructuring initiatives to create a flatter and more agile organization.
(d)	Beginning in 2014, $3.5 million of annual management fees was recorded and payable to Apollo.
(e)	An impairment charge was recorded in 2014 to reduce the recorded value of an owned office building to its estimated fair value based upon an independent appraisal.
(f)	Represents the effects of the application of purchase accounting associated with the Founding Acquisition, driven by the step-up of acquired inventory. The deferred revenue adjustment recorded as a result of purchase accounting has been considered in the deferred revenue adjustment.

(g)	The amount represents the transaction costs associated with the Founding Acquisition.
(h)	The amount represents costs incurred for acquisitions subsequent to the Founding Acquisition including ALEKS, LearnSmart and Engrade.
(i)	The amount represents costs incurred to physically separate our operations from MHC. These physical separation costs were incurred subsequent to the Founding Acquisition and concluded in 2014.
(j)	This amount represents the write-off of unamortized deferred financing fees, original debt discount and other fees and expenses associated with the Company’s refinancing of its existing indebtedness on May 4, 2016.
(k)	For the year ended December 31, 2016, the amount represents (i) non-cash incentive compensation expense and (ii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the year ended December 31, 2015, the amount represents (i) non-cash incentive compensation expense; (ii) elimination of the gain of $4.8 million on the sale of an investment in an equity security and (iii) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

For the year ended December 31, 2014, the amount represents (i) cash distributions to noncontrolling interest holders of $0.2 million; (ii) non-cash incentive compensation expense; (iii) elimination of non-cash gain of $7.3 million in LearnSmart; and (iv) other adjustments required or permitted in calculating covenant compliance under our debt agreements.

(l)	Represents the cash cost for pre-publication investment during the period excluding discontinued operations.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar. In 2016, we realized approximately 15%, 25%, 37% and 23% of our revenues during the first, second, third and fourth quarters, respectively. This seasonality affects operating cash flow from quarter to quarter and there are certain months when we operate at a net cash deficit. Changes in our customers’ ordering patterns may affect the comparison of our current results to comparable periods in prior years where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Quarterly Results of Operations

	2015(1)				2016(2)
	First Quarter 2015	Second Quarter 2015	Third Quarter 2015	Fourth Quarter 2015	First Quarter 2016	Second Quarter 2016	Third Quarter 2016	Fourth Quarter 2016
Statement of Operations:
Revenue	$244,778	$422,071	$739,220	$423,922	$264,737	$447,173	$644,093	$401,328
Cost of sales	64,290	121,712	179,916	113,686	60,205	122,148	157,498	89,915

Gross profit	180,488	300,359	559,304	310,236	204,532	325,025	486,595	311,413
Operating expenses
Operating and administration expenses	262,856	265,333	310,463	288,803	267,104	267,599	267,708	276,754
Depreciation	7,722	6,223	6,468	10,223	12,246	8,529	8,109	8,161
Amortization of intangibles	23,617	23,487	22,992	24,060	22,815	22,490	22,853	22,728

Total operating expenses	294,195	295,043	339,923	323,086	302,165	298,618	298,670	307,643
Operating income	(113,707)	5,316	219,381	(12,850)	(97,633)	26,407	187,925	3,770
Interest expense (income), net	49,859	48,481	47,633	46,945	47,525	63,755	43,439	44,787
Loss on extinguishment of debt	—	—	—	—	—	26,562	—	—
Other (income) expense	—	(4,779)	—	—	—	—	—	—

(Loss) income from operations before taxes on income	(163,566)	(38,386)	171,748	(59,795)	(145,158)	(63,910)	144,486	(41,017)
Income tax (benefit) provision	(2,685)	158	4,087	3,365	(103)	1,166	2,681	4,774

Net (loss) income from continuing operations	(160,881)	(38,544)	167,661	(63,160)	(145,055)	(65,076)	141,805	(45,791)
Net (loss) income from discontinued operations, net of taxes	(7,570)	(54,593)	(7,206)	(6,969)	(836)	(624)	(209)	(236)

Net (loss) income	$(168,451)	$(93,137)	$160,455	$(70,129)	$(145,891)	$(65,700)	$141,596	$(46,027)

	2015(1)				2016(2)
	First Quarter 2015	Second Quarter 2015	Third Quarter 2015	Fourth Quarter 2015	First Quarter 2016	Second Quarter 2016	Third Quarter 2016	Fourth Quarter 2016
Reported revenue by segment:
Higher Education	$125,605	$147,888	$309,896	$221,971	$133,923	$142,142	$248,850	$208,866
K-12	47,093	172,310	298,606	75,490	60,434	213,520	274,254	70,877
International	44,692	74,056	93,952	92,321	42,652	66,089	88,077	90,109
Professional	26,092	27,576	32,812	33,109	27,701	28,995	30,008	31,045
Other	1,296	241	3,954	1,031	27	(3,573)	2,904	431

Total Reported Revenue	$244,778	$422,071	$739,220	$423,922	$264,737	$447,173	$644,093	$401,328

Change in deferred revenue	(23,635)	67,178	213,028	(28,611)	(26,310)	33,501	188,209	(39,829)

Billings	$221,143	$489,249	$952,248	$395,311	$238,427	$480,674	$832,302	$361,499

Billings by segment:
Higher Education	$118,981	$124,868	$386,182	$194,920	$127,296	$109,065	$326,004	$173,258
K-12	36,558	259,167	435,364	66,421	46,200	274,852	382,957	54,464
International	42,969	73,603	100,155	91,205	42,514	65,289	95,170	92,038
Professional	22,079	29,996	30,241	40,721	22,048	31,226	28,133	40,658
Other	556	1,615	306	2,044	369	242	38	1,081

Total Billings	$221,143	$489,249	$952,248	$395,311	$238,427	$480,674	$832,302	$361,499

	2015(1)				2016(2)
	First Quarter 2015	Second Quarter 2015	Third Quarter 2015	Fourth Quarter 2015	First Quarter 2016	Second Quarter 2016	Third Quarter 2016	Fourth Quarter 2016
Adjusted EBITDA by segment:
Higher Education	$(2,540)	$10,885	$234,603	$51,592	$6,662	$(5,002)	$192,451	$39,396
K-12	(90,398)	78,618	225,590	(86,908)	(73,927)	99,504	184,906	(73,815)
International	(9,533)	5,597	24,206	12,959	(8,152)	(2,030)	17,331	11,862
Professional	761	8,080	7,267	16,085	(1,468)	8,682	8,716	17,809
Other	53	1,488	(1,664)	(1,151)	(4,126)	(4,168)	5,813	183

(1)	The 2015 unaudited consolidated quarterly financial information presented in the table above reflects the revisions described in Note 2—Revision of Previously Issued Consolidated Financial Statements to the audited consolidated financial statements included elsewhere in this prospectus.
(2)	In addition to the revisions described in Note 2—Revision of Previously Issued Consolidated Financial Statements to the audited financial statements included elsewhere in this prospectus, the 2016 unaudited consolidated quarterly financial information for the second and third quarters reflect the correction of errors related to revenue recognition of certain multiple element arrangements. During the second and third quarters of 2016, we entered into certain customer contracts each of which contained multiple deliverables including free with order digital subscription products. However, we did not properly identify and account for the free with order digital subscription products as a separate deliverable, resulting in an overstatement of revenue recognized as a portion of the contract revenue allocated to the delivered elements should have been allocated to the undelivered free with order digital subscription products resulting in deferred revenues. To correct this accounting, previously reported revenue for the second and third quarters were reduced by $16.3 million and $11.3 million, respectively, with a corresponding increase to deferred revenue.

Indebtedness and Liquidity

	As of December 31,
(Dollars in thousands)	2016	2015	2014
Cash and cash equivalents	$418,753	$553,194	$413,963
Current portion of long-term debt	15,750	81,620	9,380
Long-term debt	2,329,506	2,053,175	2,022,258

Historically, we have generated operating cash flows sufficient to fund our seasonal working capital, capital requirements, expenditure and financing requirements. We use our cash generated from operating activities for a variety of needs, including among others: working capital requirements, pre-publication investment cash costs, capital expenditures and strategic acquisitions.

Our operating cash flows are affected by the inherent seasonality of the academic calendar. This seasonality also impacts cash flow patterns as investments are typically made in the first half of the year to support the significant selling period that occurs in the second half of the year. As a result, our cash flow is typically lower in the first half of the fiscal year and higher in the second half of the fiscal year.

Going forward, we may need cash to fund operating activities, working capital, pre-publication investment cash costs, capital expenditures and strategic investments. Our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations and our access to the bank and capital markets. We believe that our future cash flow from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs for at least the next twelve months. We also expect our working capital requirements to be positively impacted by our migration from print products to digital learning solutions.

If our cash flows from operations are less than we require, we may need to incur debt or issue equity. From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe we can currently finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be affected by many factors, including: (i) our credit ratings, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. There can be no assurance that we will continue to have access to the capital markets on terms acceptable to us.

Cash and Cash Equivalents

As of December 31, 2016 and 2015, we had cash and cash equivalents of $418.8 million and $553.2 million, respectively. The cash held by foreign subsidiaries as of December 31, 2016 and 2015 was $57.4 million and $52.7 million, respectively. These cash balances held outside the United States will be used to fund international operations and to make investments outside of the United States. In the event funds from international operations were needed to fund operations in the United States, we would provide for taxes in the United States, if any, on the repatriated funds.

The Refinancing

On May 4, 2016, MHGE and McGraw-Hill Global Education Finance, Inc. (together with MHGE, the “Issuers”) closed their offering of $400.0 million aggregate principal amount of 7.875% Senior Notes due 2024 (the “Notes”) in a private placement (the “MHGE Senior Notes”). Concurrently with the closing of the MHGE Senior Notes, MHGE Holdings entered into $1,925.0 million of new senior secured credit facilities (the “Senior Facilities”), consisting of a five-year $350.0 million senior secured revolving credit facility (the “Revolving Facility”), which was undrawn at closing, and a six-year $1,575.0 million senior secured term loan credit facility (the “Term Loan Facility”).

The proceeds from the issuance of the MHGE Senior Notes and the Senior Facilities together with cash on hand were used to (i) repurchase and redeem all of the MHGE Senior Secured Notes (ii) repay in full all amounts outstanding under our then existing MHGE Term Loan and MHSE Term Loan and terminate all commitments thereunder, (iii) terminate all commitments under our then existing MHGE Revolving Facility and MHSE Revolving Facility, (v) fund a distribution to the Company’s shareholders and (vi) pay related fees and expenses. We refer to the issuance of the MHGE Senior Notes together with the Senior Facilities and the transactions described in this paragraph collectively as the “Refinancing”.

In addition, concurrently with the Refinancing, the Company completed a reorganization such that MHSE Holdings became a direct subsidiary of MHGE.

The Refinancing was accounted for in accordance with ASC 470 -50 Debt - “Modifications and Extinguishments”. As a result, we incurred a loss on extinguishment of debt of $26.6 million, consisting of a portion of the redemption premium paid of $14.5 million associated with the MHGE Senior Secured Notes and the write-off of unamortized deferred financing fees of $8.7 million and original debt discount of $3.4 million related to the portion of the debt accounted for as an extinguishment. With respect to the portion of the debt accounted for as a modification, the Company continued to capitalize $46.2 million of the unamortized deferred financing fees and $18.3 million of the original debt discount. In addition, the Company capitalized $45.5 million of the remaining redemption premium paid associated with the MHGE Senior Secured Notes which is included within unamortized debt discount.

Furthermore, we incurred $45.7 million of creditor and third-party fees on the MHGE Senior Notes and Senior Facilities, of which, $20.0 million were capitalized as deferred financing fees, $7.9 million were capitalized as debt discount and $17.8 million were expensed and included within interest expense, net in our consolidated statements of operations for the year ended December 31, 2016.

The following summarizes the terms of the agreements governing the Company’s debt outstanding as of December 31, 2016.

MHGE Senior Notes

On May 4, 2016, MHGE Holdings and McGraw-Hill Global Education Finance, Inc. issued $400.0 million in principal amount of the MHGE Senior Notes in a private placement. The MHGE Senior Notes mature on May 15, 2024 and bear interest at a rate of 7.875% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2016.

As of December 31, 2016, the unamortized debt discount and deferred financing costs were $48.7 million and $22.2 million, respectively, which are amortized over the term of the MHGE Senior Notes using the effective interest method.

MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem the MHGE Senior Notes at their option, in whole or in part, at any time on or after May 15, 2019, at certain redemption prices. In addition, prior to May 15, 2019 the MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem the MHGE Senior Notes at their option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the MHGE Senior Notes redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any. Notwithstanding the foregoing, from time to time on or prior to May 15, 2019 MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes) in an aggregate amount equal to the net cash proceeds of one or more equity offerings at a redemption price equal to 107.875%, plus accrued and unpaid interest, if any, so long as at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes) must remain outstanding after each such redemption.

The MHGE Senior Notes are fully and unconditionally guaranteed by each of MHGE Holdings’ domestic restricted subsidiaries that guarantee the Senior Facilities.

The MHGE Senior Notes contain certain customary negative covenants and events of default. The negative covenants limit MHGE Holdings and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage in transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries, restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Holdings’ assets.

The fair value of the MHGE Senior Notes was approximately $403.0 million as of December 31, 2016. The Company estimates the fair value of its MHGE Senior Notes based on trades in the market. Since the MHGE Senior Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the MHGE Senior Notes is approximately 7.25 years.

Senior Facilities

General

On May 4, 2016, MHGE Holdings entered into the Senior Facilities. The Senior Facilities provide for senior secured financing of up to $1,925.0 million, consisting of:

•	the Term Loan Facility in an aggregate principal amount of $1,575.0 million with a maturity of 6 years; and

•	the Revolving Facility in an aggregate principal amount of up to $350.0 million with a maturity of 5 years, including both a letter of credit sub-facility and a swingline loan sub-facility.

In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to the sum of (x) $425.0 million plus (y) such additional amount so long as, (i) in the case of loans under additional credit facilities that rank pari passu with the liens on the collateral securing the Senior Facilities, MHGE Holdings’ consolidated net first lien senior secured leverage ratio (the ratio of consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA, as defined in the credit agreement governing the Senior Facilities) would be no greater than 2.75 to 1.00 and (ii) in the case of loans under additional credit facilities that rank junior to the liens on the collateral securing the Senior Facilities, MHGE Holdings’ consolidated total net secured leverage ratio would be no greater than 3.00 to 1.00, subject to certain conditions and receipt of commitments by existing or additional lenders.

Adjusted EBITDA as presented earlier reflects EBITDA as defined in the credit agreement governing the Senior Facilities. Adjusted EBITDA by segment is consistent with the definition and meaning of our Adjusted EBITDA non-GAAP debt covenant compliance measure. Solely for the purpose of calculating the springing financial covenant, pre-publication investments should be excluded from the calculation of Adjusted EBITDA.

All borrowings under our revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest Rates and Fees

Borrowings under the Senior Facilities bear interest at a rate equal to, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.00% floor in the case of term loans or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Credit Suisse AG and (iii) the one-month adjusted LIBOR rate plus 1.00%, in each case plus an applicable margin. The initial applicable margin for borrowings is expected to be 4.00% with respect to LIBOR rate borrowings and 3.00% with respect to base rate borrowings.

As of December 31, 2016, the interest rate for the Term Loan Facility was 5.0%. As of December 31, 2016, the unamortized debt discount and deferred financing costs was $18.3 million and $24.4 million, respectively, which are amortized over the term of the facility using the effective interest method.

In addition to paying interest on outstanding principal under the Senior Facilities, we are required to pay a commitment fee of 0.50% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The applicable commitment fee under the revolving credit facility may be subject to one step-down based on a specified leverage ratio. We are also be required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR rate borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer’s customary documentary and processing fees and charges and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit.

Amortization and Prepayments

The Senior Facilities require scheduled quarterly payments on the term loans in amounts equal to 0.25% of the original principal amount of the term loans commencing with the end of the first full fiscal quarter ending after the closing date, with the balance paid at maturity.

In addition, the Senior Facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if MHGE Holdings’ net first lien senior secured leverage ratio is within a specified range and to 0% if MHGE Holdings’ net first lien senior secured leverage ratio is below a specified level) of our annual excess cash flow, as defined under the senior secured credit facilities;

•	100% of the net cash proceeds of all non-ordinary course asset sales or other non-ordinary course dispositions of property or certain casualty events, in each case subject to certain exceptions and provided that we may (a) reinvest within 12 months or (b) commit to reinvest those proceeds and so reinvest such proceeds within 18 months in assets to be used in its business, or certain other permitted investments; and

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the senior secured credit facilities.

The foregoing mandatory prepayments will generally be applied pro rata among the term loans.

We may voluntarily repay outstanding loans under the Senior Facilities at any time, without prepayment premium or penalty except in connection with a repricing event as described below, subject to customary “breakage” costs with respect to LIBOR rate loans.

Any refinancing through the issuance or repricing amendment of any debt that results in a repricing event applicable to the term loans resulting in a lower yield occurring at any time during the first six months after the closing date will be accompanied by a 1.00% prepayment premium or fee, as applicable.

Collateral and Guarantors

All obligations under the Senior Facilities are unconditionally guaranteed by each of MHGE Holdings’ existing and future direct and indirect material, wholly owned domestic subsidiaries. Following this offering, the obligations are secured by substantially all of MHGE Holdings’ assets and those of each subsidiary guarantor, capital stock of the subsidiary guarantors and 65% of the voting capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interests consist of a first-priority lien with respect to the collateral.

Restrictive Covenants and Other Matters

Our revolving credit facility requires that MHGE Holdings, after an initial grace period and subject to a testing threshold, comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of (a) with respect to the first, third and fourth fiscal quarters of any year, 4.80 to 1.00 and (b) with respect to the second quarter of any fiscal year, 5.25 to 1.00. The testing threshold are satisfied at any time at which the sum of outstanding revolving credit facility loans, swingline loans and certain letters of credit exceeds thirty percent (30%) of commitments under the revolving credit facility at such time.

The Senior Facilities contain certain customary affirmative covenants and events of default. The negative covenants in the Senior Facilities include, among other things, limitations (none of which are absolute) on MHGE Holdings’ and its subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on certain assets;

•	make certain loans or investments (including acquisitions);

•	pay dividends on or make distributions in respect of capital stock or make other restricted payments;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	sell assets;

•	enter into certain transactions with affiliates;

•	enter into sale-leaseback transactions;

•	change their lines of business;

•	restrict dividends from their subsidiaries or restrict liens;

•	change their fiscal year; and

•	modify the terms of certain debt or organizational agreements.

Following this offering, the Issuer and MHGE Intermediate Holdings will not be bound by any financial or negative covenants contained in the Senior Facilities.

The fair value of the Term Loan Facility was approximately $1,567.1 million as of December 31, 2016. The Company estimates the fair value of its Term Loan Facility based on trades in the market. Since the Term Loan Facility does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the Term Loan Facility was approximately 5.25 years.

MHGE PIK Toggle Notes

On July 17, 2014, MHGE and MHGE Parent Finance, Inc. issued $400.0 million aggregate principal amount of the MHGE PIK Toggle Notes in a private placement. The MHGE PIK Toggle Notes were issued at a discount of 1%. The net proceeds were used to make a return of capital to the equity holders of MHGE and pay certain related transaction costs and expenses.

On April 6, 2015, additional aggregate principal amount of $100.0 million was issued under the same indenture, and part of the same series, as the outstanding $400.0 million of the MHGE PIK Toggle Notes previously issued by MHGE and MHGE Parent Finance, Inc. The proceeds from this private offering were used to make a return of capital to the equity holders of MHGE.

Debt issuance costs and the discount are amortized over the term of the facility using the effective interest method and are included in interest expense, net within the consolidated statements of operations. As of December 31, 2016, the unamortized debt discount and deferred financing costs were $2.7 million and $5.6 million, respectively.

The MHGE PIK Toggle Notes bear interest at 8.500% for interest paid in cash and 9.250% for in-kind interest, “PIK Interest,” by increasing the principal amount of the MHGE PIK Toggle Notes by issuing new notes. Interest is payable semi-annually on February 1 and August 1 of each year. The first semi-annual interest payment was required to be paid in cash and was paid on February 2, 2015 in the amount of $18.3 million. In addition, the Company paid $21.3 million in cash on August 3, 2015 and February 1, 2016 relating to the second and third semi-annual interest payment, respectively. The determination as to whether interest is paid in cash or PIK Interest is determined based on restrictions in the credit agreement governing the Senior Facilities and in the indenture governing the MHGE Senior Notes for payments to MHGE. PIK Interest may be paid either 0%, 50% or 100% of the amount of interest due, dependent on the amount of any restriction. The MHGE PIK Toggle Notes are structurally subordinate to all of the debt of MHGE Intermediate Holdings and its subsidiaries, are not guaranteed by any of MHGE Intermediate Holdings or its subsidiaries and are a contractual obligation of MHGE.

On April 14, 2016, MHGE paid a dividend of $21.3 million to MHGE in advance of the interest payable on the MHGE PIK Toggle Notes which was due and paid on August 1, 2016.

The MHGE PIK Toggle Notes are unsecured and are not subject to registration rights.

The MHGE PIK Toggle Notes contain certain customary affirmative covenants and events of default that are similar to those contained in the indenture governing the MHGE Senior Notes. In addition, the negative covenants in the MHGE PIK Toggle Notes limit MHGE and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE’s assets.

The fair value of the MHGE PIK Toggle Notes was approximately $503.8 million as of December 31, 2016. The Company estimates the fair value of its MHGE PIK Toggle Notes based on trades in the market. Since the MHGE PIK Toggle Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the MHGE PIK Toggle Notes is approximately 2.50 years.

Scheduled Principal Payments

The scheduled principal payments required under the terms of the MHGE Senior Notes, Senior Facilities and MHGE PIK Toggle Notes were as follows:

(Dollars in thousands)	As of December 31, 2016
2017	$15,750
2018	15,750
2019	515,750
2020	15,750
2021	15,750
2022 and beyond	1,888,375

2,467,125
Less: Current portion	15,750

$2,451,375

Pro Forma Scheduled Principal Payments

The scheduled principal payments required under the terms of our debt instruments on a pro forma basis:

(Dollars in thousands)	As of December 31, 2016
2017	$
2018
2019
2020
2021 and beyond

Less: Current portion

$

Cash Flows

Cash and cash equivalents were $418.8 million, $553.2 million and $414.0 million as of December 31, 2016, 2015 and 2014, respectively.

Cash flows from operating, investing and financing activities are presented in the following table:

	Year Ended December 31,
(Dollars in thousands)	2016	2015	2014
Cash flows from operating activities	$197,964	$308,422	$354,941
Cash flows from investing activities	(139,418)	(151,763)	(176,464)
Cash flows from financing activities	(190,912)	(12,850)	(192,553)

Net cash flows from operating activities consist of profit after income tax, adjusted for changes in net working capital and non-cash items such as depreciation, amortization and write-offs, and provisions.

Operating Activities

•	Cash flows (used for) provided by operating activities for the years ended December 31, 2016 and 2015 were $198.0 million and $308.4 million, respectively, a decrease of $110.5 million. The decrease in cash used for operating activities was primarily driven by:

–	an increase in inventory primarily driven by higher inventory levels in our K-12 segment in advance of large new adoption market opportunities, most notably the California ELA adoption; and

–	a decrease in accounts payable and accrued expenses driven by the timing of payments; partially offset by

–	a decrease in accounts receivable due to lower revenue, partially offset by delayed customer collections related to the California ELA adoption that were primarily collected in the early part of 2017; and

–	decreased technology related prepayments driven by the timing of initial multiyear prepayments.

•	Cash flows provided by operating activities for the years ended December 31, 2015 and 2014 were $308.4 million and $354.9 million, respectively, a decrease of $46.5 million. The decrease in cash provided by operating activities was primarily driven by unfavorable net changes in operating assets and liabilities of $69.4 million and an unfavorable net change in non-cash items of $128.6 million, offset by favorable change in the net loss of $151.5 million. These unfavorable net changes in operating assets and liabilities were primarily due to one-time working capital reductions made in 2014 that negatively impacted year-over-year comparability in 2015.

Investing Activities

•	Cash flows used for investing activities for the years ended December 31, 2016 and 2015 were $139.4 million and $151.8 million, respectively, a decrease of $12.3 million. Cash flows used for investing activities decreased primarily as a result of a $10.1 million and a $3.0 million decrease in pre-publication costs and capital expenditures, respectively, driven by the timing of large K-12 adoption opportunities and capital lease arrangements for assets that were historically purchased outright. In addition, acquisition and divestiture related payments a $11.5 million in 2016 compared to $23.5 million in 2015. These variances were partially offset by $12.5 million of investment proceeds during the year ended December 31, 2015.

•	Cash flows used for investing activities for the years ended December 31, 2015 and 2014 was $151.8 million and $176.5 million, respectively. Cash flows used for investing activities decreased as a result of $60.3 million spent on acquisitions for the year ended December 31, 2014 as compared to $6.8 million during the year ended December 31, 2015. This was partially offset by an increase in investments in pre-publication costs and capital expenditures of $10.0 million in the year ended December 31, 2015 as compared to the year ended December 31, 2014 as we continued to invest in advance of large new adoption opportunities in 2017 and 2018. We also made a $16.6 million payment to DRC, related to the CTB business divestiture, in lieu of transferring working capital.

Financing Activities

•	Cash flows used for financing activities for the years ended December 31, 2016 and 2015 were $190.9 million and $12.9 million, respectively, an increase of $178.1 million. Cash flows used for financing activities increased primarily as a result of a $300.0 million dividend to common stockholders on May 4, 2016 as compared to a $100.0 million dividend to common stockholders on April 6, 2015. In addition, during 2016, the Company paid $29.5 million in dividend equivalents and to repurchase equity. These cash outflows were partially offset by an increase in net borrowings of $91.8 million associated with the Company’s debt refinancing on May 4, 2016.

•	Cash flows used for financing activities for the years ended December 31, 2015 and 2014 was $12.9 million and $192.6 million, respectively. The usage in the year ended December 31, 2015 was primarily related to a $101.3 million dividend paid to common stockholders funded by additional borrowings of $100.0 million. The usage in the year ended December 31, 2014 was primarily related to a $489.0 million dividend paid to common stockholders funded by additional borrowings of $396.0 million, a MHGE Term Loan payment and a MHSE Term Loan payment of $41.9 million and $2.5 million, respectively and a payment of deferred purchase price for ALEKS of $53.5 million.

Capital Expenditures and Pre-publication Expenditures

Part of our plan for growth and stability includes disciplined capital expenditures and pre-publication expenditures.

An important component of our cash flow generation is our pre-publication efficiency. We have been focused on optimizing our pre-publication expenditures to generate content that can be leveraged across our full range of products, maximizing long-term return on investment. Pre-publication expenditures, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs. In evaluating recoverability, we consider our current assessment of the market place, industry trends, and the projected success of programs. Our pre-publication expenditures were $89.7 million, $99.8 million and $90.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Capital expenditures include purchases of property, plant and equipment and capitalized technology costs that meet certain internal and external criteria. Capital expenditures were $38.2 million, $41.2 million and $40.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Our planned capital expenditures and pre-publication expenditures will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. Cash needed to finance investments and projects currently in progress, as well as additional investments being pursued, is expected to be made available from operating cash flows and our credit facilities. See “Indebtedness and Liquidity” for further information.

Off-Balance Sheet Arrangements

As of December 31, 2016 we did not have any relationships with unconsolidated entities, such as entities often referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

We typically have various contractual obligations, which are recorded as liabilities in our consolidated balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein. For example, we are contractually committed to acquire paper and other printing services and make certain minimum lease payments for the use of property under operating and capital lease agreements.

The following table summarizes our significant debt related contractual obligations over the next several years that relate to our continuing operations as of December 31, 2016:

	Payments due by Period
(Dollars in thousands)	Total	2017-2018	2019-2020	2021 and beyond	2022 and beyond
Long-term debt, including current portion(1)	$2,467,125	$15,750	$531,500	$31,500	$1,888,375
Interest on long-term debt(2)	784,805	154,918	307,440	218,289	104,158
Operating lease obligations(3)	101,027	33,839	45,775	10,491	10,922
Capital lease obligations(4)	11,475	3,842	6,795	838	—
Paper and printing services(5)	436,177	195,200	240,977	—	—
Purchase obligation and other(6)	137,888	93,749	38,702	5,227	210

(1)	Amounts shown include principal on the MHGE Senior Notes, the MHGE PIK Toggle Notes and the Senior Facilities.
(2)	Amounts shown include interest on the MHGE Senior Notes, the MHGE PIK Toggle Notes and the Senior Facilities.
(3)	Amounts shown include taxes and escalation payments related to our operating lease obligations net of sublease income.
(4)	Amounts shown include future minimum lease payments on our capital leases.
(5)	We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier. These obligations are not recorded in our consolidated financial statements until contract payment terms take effect.
(6)	“Other” consists primarily of commitments for global technology support and maintenance and enhancement activity related to the Oracle ERP system.

The following table summarizes our significant contractual obligations and commercial commitments over the next several years that relate to our continuing operations as of December 31, 2016 on a pro forma basis:

Payments due by Period
(Dollars in thousands)	Total	2017-2018	2019-2020	2021 and beyond
Long-term debt, including current portion(1)	$	$	$	$
Interest on long-term debt(2)
Operating lease obligations(3)
Capital lease obligations(4)
Paper and printing services(5)
Purchase obligation and other(6)

(1)	Amounts shown include principal on our debt instruments on a pro forma basis.
(2)	Amounts shown include interest on our debt instruments on a pro forma basis.
(3)	Amounts shown include taxes and escalation payments related to our operating lease obligations.
(4)	Amounts shown include future minimum lease payments on our capital leases.
(5)	We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier. These obligations are not recorded in our consolidated financial statements until contract payment terms take effect.
(6)	“Other” consists primarily of commitments for global technology support and enhancement activity related to the Oracle ERP system.

Critical Accounting Policies and Estimates

Critical accounting policies are those that require the Company to make significant judgments, estimates or assumptions that affect amounts reported in the financial statements and accompanying notes. On an on-going basis, we evaluate our estimates and assumptions, including, but not limited to, revenue recognition, allowance for doubtful accounts and sales returns, inventories, pre-publication costs, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, stock-based compensation, income taxes and contingencies. The Company bases its judgments, estimates and assumptions on current facts, historical experience and various other factors that the Company believes to be reasonable and prudent under the circumstances. Actual results may differ materially from these estimates. For a complete description of our significant accounting policies, see Note 1 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Allowance for Doubtful Accounts and Sales Returns

The allowance for doubtful accounts and sales returns reserves methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The allowance for sales returns is a significant estimate, which is based on historical rates of return and current market conditions. The provision for sales returns is reflected as a reduction to “revenues” in our consolidated statements of operations. Sales returns are charged against the reserve as products are returned to inventory. Accounts receivable losses for bad debt are charged against the allowance for doubtful accounts when the receivable is determined to be uncollectible.

Inventories

Inventories, consisting principally of books, are stated at the lower of cost (first-in, first-out) or market value. The majority of our inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in operating and administration expenses. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.

Pre-publication Costs

Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company’s acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have four reporting units, Higher Education, K-12, International and Professional with goodwill and indefinite-lived intangible assets that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts we perform a two-step quantitative impairment test.

During the first step, the estimated fair value of the reporting units are compared to their carrying value including goodwill and the estimated fair value of the intangible assets is compared to their carrying value. Fair values of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow analysis, and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The discounted free cash flow analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

If the fair value of the reporting units or indefinite-lived intangible assets are less than their carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill or indefinite-lived intangible assets to the carrying value. The fair value of the goodwill or indefinite-lived intangible assets is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit or carrying value of the indefinite-lived intangible asset. If the implied fair value of the goodwill or indefinite-lived intangible assets is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rate and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and for some of the reporting units and indefinite-lived intangible assets could result in an impairment charge, which could be material to our financial position and results of operations.

The following table summarizes the changes in the carrying value of goodwill by reporting segment:

	Higher Education	K-12	International	Professional	Total
Balance as of December 31, 2014	$435,519	$25,373	$4,089	$37,078	$501,059
Adjustment to goodwill	(13,153)	1,050	—	—	(12,103)

Balance as of December 31, 2015	$422,366	$25,423	$4,089	$37,078	$488,956
Adjustment to goodwill	(1,685)	4,844	—	—	3,159

Balance as of December 31, 2016	$420,681	$30,267	$4,089	$37,078	$492,115

Goodwill in the table above includes a $1.7 million and $10.0 million impact from foreign exchange as of December 31, 2016 and 2015, respectively.

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation. For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date as the fair value of the common stock and expensed over the vesting term when the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for all awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period.

Revenue Recognition

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured.

Arrangements with multiple deliverables

Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not determinable based on stand-alone selling price, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered. Because we determine the basis for allocating consideration to each deliverable primarily on prices experienced from completed sales, the portion of consideration allocated to each deliverable in a multiple deliverable arrangement may increase or decrease depending on the most recent selling price of a comparable product or service sold on a stand-alone basis. For example, as the demand for, and prevalence of, digital products increases, as new sales occur we may be required to increase the amount of consideration allocable to digital products included in multiple deliverable arrangements because the fair value of such products or services may increase relative to other products or services bundled in the arrangement. Conversely, in the event that demand for our print products decreases, thereby causing us to experience reduced prices on our print products, we may be required to allocate less consideration to our print products in our arrangements that include multiple deliverables.

Subscription-based products

Subscription income is recognized over the related subscription period that the subscription is available and is used by the customer. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period. Included among the underlying assumptions related to our estimates that impact the recognition of subscription income is the extent of our responsibility to provide access to our subscription-based products, and the extent of complementary support services customers demand to access our products.

Service arrangements

Revenue relating to arrangements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. Such arrangements may include digital products bundled with traditional print products, obligations to provide products and services in the future at no additional cost, and periodic training pertinent to products and services previously provided. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered.

Income Taxes

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies, and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on audits by and settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. We recognize interest and penalties on uncertain tax positions as part of interest expense and operating expenses, respectively.

Earnings (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings per Share which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Valuation of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by the Company on an annual basis with the assistance of an independent financial advisor. We considered objective and subjective factors to determine our best estimate of the fair value of our common stock that we believed were appropriate at the time of the valuation. We estimated the fair value of our common stock using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Estimating the fair value of our common stock required us to make complex and subjective judgments, including assumptions regarding our future operating performance. We considered a combination of valuation methodologies, including the market, income and transaction approaches to arrive at the estimated enterprise value of the Company. We converted the estimated enterprise value by subtracting the debt on the balance sheet as of each valuation date. The resultant equity value was divided by the number of outstanding common shares at each valuation date to determine the fair value of an individual share of common stock.

In the absence of a public market for our common stock, we exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each grant, including the following factors:

•	independent third-party valuations of our common stock performed as of December 31, 2016, 2015 and 2014;

•	our historical operating and financial performance;

•	the market conditions for our business and our financial projections for the relevant period;

•	our net leverage and effective interest rates;

•	disposal of our summative testing business;

•	our success in building our management team and efforts to retain and recruit the talent required to support our anticipated growth;

•	the market performance of comparable publicly traded companies in our industry; and

•	U.S. and global capital market conditions.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our exposure to market risk includes changes in foreign exchange rates. We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the United States dollar is the functional currency. Our principal currency exposures relate to the Australian Dollar, British Pound, Canadian Dollar, Euro, Mexican Peso and Singapore Dollar. From time to time, we may enter into hedging arrangements with respect to foreign currency exposures.

Interest Rate Risk

Term Loan Facility

Borrowings under our Term Loan Facility will accrue interest at variable rates with a LIBOR floor of 1%, and a 100 basis point increase in the LIBOR on our debt balances outstanding as of December 31, 2016 would increase our annual interest expense by $15.8 million.

From time to time we may enter into hedging arrangements with respect to floating interest rate borrowings. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

We do not purchase or hold any derivative financial instruments for trading purposes.

Recent Accounting Standards

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, “Statement of Cashflows (Topic 230) Classification of Certain Cash Receipts and Cash

Payments.” which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. The standard is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718).” This standard makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. This standard also clarifies the statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02—Leases. This ASU requires that a lessee record an operating lease in the balance sheet with a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. This standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. Adoption of this standard will be on a modified retrospective approach, which includes a number of optional practical expedients that the Company may elect to apply. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11—Inventory (Topic 330) Related to Simplifying the Measurement of Inventory, that applies to all inventory except that which is measured using last-in, first-out (LIFO) or the retail inventory method. Inventory measured using first-in, first-out (FIFO) or average cost is within the scope of the new guidance and should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO of the retail inventory method. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new guidance should be applied prospectively, and earlier application is permitted as of the beginning of an interim or annual reporting period. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which supersedes most of the current revenue recognition requirements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. Entities must adopt the new guidance using one of two retrospective application methods. In 2016, the FASB issued several amendments to the standard, including principal versus agent considerations when another party is involved in providing goods or services to a customer, the application of identifying performance obligations and licenses of intellectual property. This guidance is effective for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted.

In early 2016, the Company established a cross-functional implementation team consisting of representatives from all of our business segments. The implementation efforts consist of analyzing the impact of the standard on our revenue streams by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to our revenue contracts. The Company will transition either using a full retrospective approach or a modified retrospective approach. While the Company is currently evaluating the method of adoption and the impact of the new revenue standard, as amended, on its consolidated financial statements and related disclosures, the Company believes the adoption of the new standard will primarily impact its accounting for direct incremental costs of obtaining its customer contracts. The new standard requires deferral of certain direct incremental costs with amortization consistent with the pattern of transfer of each performance obligation.

Recently issued FASB accounting standard codification updates, except for the above standards, will not have a material to the Company’s consolidated financial statements for the year ended December 31, 2016.

INDUSTRY

We compete in the market for educational services in the United States and abroad. It is one of the largest sectors in the United States economy and, according to GSV Advisors, spending on education in 2015 was $1.6 trillion and is forecast to increase to $2.0 trillion in 2020. Global educational expenditures in 2015 were $4.9 trillion and are forecast to increase to $6.3 trillion in 2020, according to GSV Advisors.

Higher Education

We are a leading provider in the market for new instructional solutions in the United States higher education segment, which was estimated to be approximately $3.4 billion in 2016, according to MPI. This market includes digital learning solutions as well as traditional and custom print textbooks, but excludes used and rental print textbooks. Used and rental materials are commonly purchased by students as a substitute for new materials. Based on estimates for used and rental substitutes, the overall market for textbooks is significantly larger than the market for new instructional materials. Based on a report from Veronis Shuler Stevenson, used textbook purchases represent approximately 30% of the overall market, and textbooks represent approximately 8% of the overall market for instructional materials based on a report from Student Monitor. We believe the increased use of digital products will drive significant growth in our addressable market given digital products are not provided in a used or rental form.

The importance of higher education in the United States is clear. 65% of all jobs in the United States will require some form of postsecondary education or training by 2020, up from 28% in 1973 and 59% in 2010, according to Georgetown University Public Policy Institute. We expect another key long-term driver of growth in the higher education market to be increasing student enrollment, which has been steadily growing over the last several decades. Enrollment at degree-granting institutions in the United States was approximately 20 million in Fall 2014, representing a 2% CAGR since 2000 and a 2% CAGR since 1970, according to NCES. Although there was a decline in enrollment from 2012 to 2014, prior to that there have been only four years since 1970 during which enrollment declined by more than 1% over the prior year, and in three cases (1976, 1984, 1993), enrollment growth resumed within three years.

Public and political scrutiny of the disparity between funding and student outcomes has increased demand for greater transparency and accountability for spending on education. With educational institutions under pressure to increase their student retention and graduation rates, new and more effective methods of teaching and learning are in demand. Almost 80% of faculty in higher education in the United States believe the most important initiative at their institution is improving student learning outcomes, according to a BISG 2015 survey.

Despite the significant government expenditures in education, low college graduation rates and insufficient job placement in the United States have resulted in additional social and economic costs including rising aggregate and per capita student loan debt and increasing incidents of default. In addition, American students are not learning the skills and knowledge they need to succeed in an increasingly competitive global marketplace.

According to NCES, in 2016 approximately 60% of full-time students who graduated from 4-year institutions graduated within six years. For 2-year institutions, approximately 30% of full-time students who graduated completed their studies within three years.

In a recent study by the Foundation for Excellence in Education, two-thirds of college professors report that what is taught in high school does not prepare students for college and, according to ACT, 2016, approximately one in four high school students graduates ready for college in all four core subjects (English, reading, math and science), resulting in a third of students who enter college requiring remedial courses to meet basic levels of proficiency.

Public policy initiatives aimed at improving student outcomes and accountability within higher education in the United States extend to college and career readiness standards in the K-12 market. An important aspect of postsecondary student success is adequate preparation via primary and secondary education. According to NCES, in the 2011-2012 school year, 1.9 million students began college in remediation. In the United States, improved college readiness has been a focal point for lawmakers, which has led to an increased focus on the linkage between K-12 funding and higher student achievement of educational standards.

K-12

Our addressable K-12 market in the United States, which includes new instructional materials, courseware and formative assessment was approximately $6.9 billion for the 2016-2017 school year, including adoption and open territory states, according to Simba Information. According to NCES, K-12 enrollment in the United States as of 2013-2014 was 55 million, and enrollment is projected to grow at a compound annual growth rate of 0.4% to nearly 58 million from 2013 to 2024. We define our K-12 market as divided among basal (core or alternative required grade-level taught subjects that are delivered in a specific order with increasing difficulty), supplemental (academic instruction provided outside the required programs) and intervention products (targeted instruction to students lacking proficiency in a subject matter, or those who have special learning or behavioral needs). Eighteen states, known as adoption states, approve and procure new basal programs, usually every five to eight years on a state-wide basis for each major area of study, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open territories, each individual school or school district can procure materials at any time, though they usually do so on a five to eight year cycle.

Growth in the K-12 market is driven by demand for new materials to address college and career readiness standards, increasing state and local budgets for educational materials, and rising student enrollment. Property tax revenue, the primary source for state and local funds for purchases of instructional materials, has been increasing in the United States along with a rise in property values. A rebound in state and local tax revenues has allowed many locales to increase their K-12 spending to address years of pent-up demand created during the recession that started in 2008. In a recent study by the Foundation for Excellence in Education, two-thirds of college professors report that what is taught in high school does not prepare students for college and, according to ACT, 2016, approximately one in four high school students graduates ready for college in all four core subjects (English, reading, math and science), resulting in a third of students who enter college requiring remedial courses to meet basic levels of proficiency.

Professional

As the United States economy continues to recover, we expect the market for professional education resources to grow, particularly among industry sectors that are experiencing more rapid growth in jobs. The Professional and Business Services and Healthcare and Social Assistance industry sectors are expected to add nearly 6 million jobs between 2014 and 2024, more than all other United States industries combined, according to BLS. We derive a substantial portion of our Professional revenue from these two markets.

International

The global e-Learning market, including higher education, K-12 and professional training, is expected to grow from $74 billion in 2015 to $131 billion by 2019, with educational content accounting for approximately 80% of the total, according to Technavio. This large international education market is increasingly focused on digital content due to the growing penetration of the smartphone. Individuals in developing countries are nearly twice as likely to use connected devices (i.e. mobile phones or tablets) for educational purposes on a regular basis as those in developed markets, according to Juniper Networks. Today, through our significant investment in digital solutions and DPG, we plan to increasingly capitalize on these strong market trends.

The accelerating shift toward a knowledge-based economy is fueling demand for higher levels of education around the world. The importance of higher education in the United States is clear. 65% of all jobs in the United

States will require some form of postsecondary education or training by 2020, up from 28% in 1973 and 59% in 2010, according to Georgetown University Public Policy Institute. As higher education becomes more important to the success of the global economy, governments have increased their emphasis on student preparation and postsecondary readiness through funding requirements of primary and secondary education programs.

The trend towards increased globalization has generated demand for higher levels of educational attainment in international markets as well. There are more than 50 countries in which English is either the official or the primary language and, in many developing countries, educational agendas emphasize the use of English as a universal language for commerce and other sectors of the economy. English is spoken at a useful level by approximately 1.75 billion people worldwide, and is projected to increase to 2.0 billion by 2020, according to the British Council. We believe this trend will increase the readily addressable market for our educational solutions, which are often initially created for English-speaking students before being adapted for international markets.

We expect the investment in education to continue to grow as student enrollment rises around the world. According to UNESCO, global higher education enrollment was approximately 207 million students in 2014, more than doubling since 2000. K-12 global enrollment was more than 1.4 billion students in 2014, representing an increase of 19% since 2000.

BUSINESS

We are a leading provider of outcome-focused learning solutions, delivering both curated content and digital learning tools and platforms to the students in the classrooms of approximately 250,000 higher education instructors, 13,000 K-12 school districts and a wide variety of academic institutions, professionals and companies in 140 countries. We have evolved our business from a print-centric producer of textbooks and instructional materials to a leader in the development of digital content and technology-enabled adaptive learning solutions that are delivered anywhere, anytime. We believe we have established a reputation as an industry leader in the delivery of innovative educational content and methodologies. For example, in the higher education market, we were the first in our industry to introduce digital custom publishing, which permits instructors to tailor content to their specific needs. We also created LearnSmart, one of the first digital adaptive learning solutions in the higher education market, which leverages our proprietary content and technology to provide a truly personalized learning experience for students. Today we have over 1,500 adaptive products in higher education. Since 2009, all of our major K-12 programs have also been created in an entirely digital format.

We believe our brand, content, relationships, and distribution network provide us with a distinct competitive advantage. Over our 125 year history, the “McGraw-Hill” name has grown into a globally recognized brand associated with trust, quality and innovation. We partner with more than 14,000 authors and educators in various fields of study who contribute to our large and growing collection of proprietary content. Our collection includes well-known titles and programs across each of our principal markets. For example, in the United States higher education market, Economics: Principles, Problems, and Policies (McConnell/Brue/Flynn) is a leading Economics program. According to the AAP, our programs and learning solutions in the U.S. K-12 market achieved a 30% market share in adoption states in 2016 driven by strong performance in the California reading/literacy new adoption and a 25% market share overall. In addition, Harrison’s Principles of Internal Medicine is one of the most widely-sold global medical reference solutions to the professional market, with our complementary digital offering AccessMedicine available in almost every medical school in the United States. We sell our products and solutions across multiple platforms and distribution channels, including our large network of approximately 1,550 sales professionals.

As learners and educators have become increasingly outcome-focused in their search for more effective learning solutions, we have embraced adaptive learning tools as a central feature of our digital learning solutions. Adaptive learning is based on educational theory and cognitive science that emphasizes personalized delivery of concepts, continuous assessment of gained and retained knowledge and skills, and design of targeted and personalized study paths that help students improve in their areas of weakness while retaining competencies. We have developed a unique set of digital solutions by combining innovative adaptive learning methods with our proprietary content and digital delivery platforms. These solutions provide immediate feedback, and we believe they are more effective than traditional print textbooks in driving positive student outcomes. Students’ year-over-year performance can be impacted by many factors outside the instructional materials used in class. We believe that even taking into account these factors, our learning solutions can contribute to significant improvements in students’ classroom performance as well as improved student retention. For the instructor, time spent on active learning experiences increases significantly as a result of a reduction in time spent on administrative tasks and the availability of critical data to help better focus in class instruction.

We have conducted numerous case studies for several of our learning solutions for colleges that used Connect/LearnSmart, SmartBook and ALEKS, and in each case where our solutions have been implemented, our case studies have yielded positive findings when compared to class performance in periods immediately prior to implementation, many of which have been considerable. For example, according to a 2013 study by the Department of Chemistry, University of California, Riverside, it was found that general chemistry students who completed a pre-course assignment on ALEKS, an adaptive-responsive homework system could expect their average final exam score to increase by over 13 points when compared to nonparticipating students. Students who completed a precourse assignment on a traditional responsive homework system saw an average increase in their final exam score by 8 points versus those who did not participate. Students who worked on the online homework for the entire quarter saw even greater gains in their final exam scores compared to non-participants.

In the United States higher education market, where the pace of digital adoption is the most rapid of all of our end markets, the success of our sales of adaptive offerings has led to more than a 200 basis point increase in higher education market share from 2012 to 2016 according to MPI, an independent education research firm.

Our four operating segments are:

(1)	Higher Education (42% of total revenue in 2016): We are a top-three provider in the United States higher education market with a 21% market share for the year ended December 2016 according to MPI. We provide students, instructors and institutions with adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products. The primary users of our solutions are students enrolled in two- and four-year non-profit colleges and universities, and to a lesser extent, for-profit institutions. We sell our Higher Education solutions to well-known online retailers, distribution partners and college bookstores, who subsequently sell to students. We also increasingly sell via our proprietary e-commerce platform, primarily directly to students, which currently represents the largest distribution channel in this segment, with revenue having grown from $140 million for the year ended December 31, 2015 to $172 million for the year ended December 31, 2016. For the year ended December 31, 2016, 56% of Higher Education revenue was derived from digital learning solutions.

(2)	K-12 (35% of total revenue in 2016): We are a top-three provider in the United States K-12 curriculum and learning solutions market with a 25% market share for the year ended December 2016, an increase of more than 500 basis points as compared to 2013, according to the AAP. We sell our learning solutions directly to K-12 school districts across the United States. While we offer all of our major curriculum and learning solutions in digital format, given the varying degrees of availability and maturity of our customers’ technological infrastructure, a majority of our sales are derived from selling blended print and digital solutions. We believe that the quality of our blended offerings has been driving significant growth in both print and digital revenue. For the year ended December 31, 2016, 18% of K-12 revenue was derived from digital learning solutions.

(3)	International (16% of total revenue in 2016): We leverage our global scale, including approximately a 490 person sales force, brand recognition and extensive product portfolio to serve students in the higher education, K-12 and professional markets in 140 countries outside of the United States. Our products and solutions for the International segment are produced in more than 60 languages and primarily originate from our offerings produced for the United States market and that are later adapted to different international markets. Sales of digital products are growing significantly in this market, and we continue to increase our inventory of digital solutions. For the year ended December 31, 2016, 14% of International revenue was derived from digital learning solutions.

(4)	Professional (7% of total revenue in 2016): We are a leading provider of medical, technical, engineering and business content for the professional, education and test preparation communities. Our digital subscription products had a 93% annual retention rate in 2016 and are sold to over 2,600 customers, including corporations, academic institutions, libraries and hospitals. For the year ended December 31, 2016, 51% of Professional revenue was derived from digital learning solutions, including digital subscription sales.

For the years ended December 31, 2016, 2015 and 2014, we generated revenue of $1,757 million, $1,830 million and $1,852 million, respectively. For the years ended December 31, 2016, 2015 and 2014, we generated a net loss of $116 million, $171 million and $323 million, respectively. For the years ended December 31, 2016, 2015 and 2014, we generated Billings of $1,913 million, $2,058 million and $2,039 million, respectively. See “Summary Historical Consolidated Financial Data.”

Our Digital Learning Solutions

Since the acquisition of our business in 2013 by Apollo, we have invested significantly in our digital learning solutions and DPG. DPG was formed in 2013 to drive innovation and develop, maintain and leverage our digital learning solutions, technology tools and platforms across our entire business. To maintain and grow our leading digital position, we have increased our annual digital learning solutions spending, including operating and capital expenditures, from less than $90 million in 2012 to over $170 million in 2016. We are committed to continuing our significant digital investment, but with scale the rate of growth has declined. We believe that the effectiveness of our product platforms and DPG support capability give us a competitive advantage because we are not reliant on third parties and do not need to rationalize and integrate multiple product platforms obtained through acquisitions with siloed technology support models. In addition, our digital capabilities have allowed us to drive market share growth, promote recurring usage by instructors, sell directly to students and disintermediate used and rental printed textbooks.

DPG’s mission-driven technology team manages concurrent, enterprise-wide projects leading to continuous innovation, an effective software development life-cycle, reduced cycle times and consistent on-time releases. DPG has also increased the reliability and performance of our learning solutions platforms through an intense focus on ongoing product assessment and improvement. Due to our focus on developing innovative digital solutions, we have been able to attract top technology talent and currently employ 535 full-time employees in DPG, including more than 240 engineers, 90 user experience designers, more than 90 technical product managers, nearly 25 data scientists and software solutions architects and over 85 customer-facing and other associated support staff across our digital hubs in Boston, Seattle, Irvine, New York City and Columbus.

We have complemented our internally developed digital learning solutions with select acquisitions, including ALEKS, LearnSmart and Engrade. These acquisitions, along with our internal capabilities, enable us to own and control all of the key technologies necessary to implement our digital strategy.

We believe that user engagement data on our learning platforms is one of the most important metrics available to track learning progress. According to Student Attitudes Toward Content in Higher Education (2015, BISG), 80% of the higher education faculty in the United States who use an integrated digital learning system rely on completion of digital homework assignments to measure student progress. Therefore, we monitor growth in paid activations and number of homework assignments assigned and submitted as indicators of student and instructor engagement, all of which have experienced significant growth. In 2016, homework submitted by students increased by 12%. In addition, we believe the value that our learning solutions provide can be seen in the growth of our digital revenue. For the years ended December 31, 2016, 2015 and 2014, digital revenue was $624 million, $543 million and $479 million, respectively. This represents 36%, 30% and 26% of total revenue, respectively, or an increase of 15% from 2015 to 2016, and 13% from 2014 to 2015.

We organize our digital learning solutions in two categories: Open Digital Learning Environment and Adaptive / Intelligent Content.

Open Digital Learning Environment

Our Open Digital Learning Environment solutions are designed to facilitate student-instructor interaction. These solutions allow instructors to create and assign materials, build lesson plans, use third party content, integrate into a student information system, manage grading and track student engagement and progress. Unlike traditional methods of learning, our solutions allow students the flexibility to interact with course content and the instructor anytime and anywhere. We believe these products promote higher student retention and better outcomes. Our solutions include:

•	Access Manager: An IMS Global Standards certified integration platform for K-12 Ed Tech interoperability. Access Manager reduces the cost and complexity of adopting educational technology. Access Manager is based on open standards and allows MHE to help schools reduce the costs of technology adoption and enhance the opportunity for increased use of technology in the learning process.

•	Connect: an open learning environment for the higher education market with 3.3 million paid activations as of December 31, 2016, an increase of 11% over the prior year. Using the Connect solution, students submitted over 98.9 million assignments, representing year-over-year growth rates of 12%;

•	Connect2: MHE’s next generation offering of Connect with a greater focus on modularity and instructor driven customization. Connect2 provides curated courseware and adaptive technologies to meet instructor and student needs while allowing instructors to modify and customize the learning experience to meet particular goals and match their unique teaching styles. Connect2 enhances both teaching and learning through a rich user experience built upon an extensive use of learning data and an invaluable feedback loop with a seamless integration built upon a commitment to IMS Global learning technology integration standards.

•	ConnectEd: an open learning environment delivering our content for K-12.

•	ELLevate English: a personalized and community based curriculum that efficiently supports English language learning. ELLevate English combines engaging resources with real-time feedback to help teachers assess student progress more timely and efficiently to allow for intervention and course customization to enhance learning; and

•	Engrade Pro: an open platform for K-12 education that unifies data, curriculum and educational tools to drive student achievement and inform district educational strategy.

Adaptive / Intelligent Content

We believe that our digital adaptive technologies, which are delivered in our open digital learning environment, help students study more effectively and efficiently by guiding them through a personalized experience. Individual learning plans are continually adapted to the student’s needs to focus their attention on what they need to learn the most, at precisely the time they need to learn it. Key offerings of our Adaptive/Intelligent Content include:

•	ALEKS: an adaptive learning math product for the K-12 and higher education markets, with 3.3 million unique users for the year ended December 31, 2016, an increase of 24% over the prior year;

•	Connect Insight: a visual analytics dashboard, available to both instructors and students, that provides actionable information about student performance to help improve class effectiveness. Connect Insight presents assignment, assessment, and topical performance results along with a time metric that is easily visible for aggregate or individual results. Using visual data displays that are each framed by an intuitive question, Connect Insight gives both instructors and students the ability to take a just-in-time approach to teaching and learning.

•	LearnSmart: an adaptive learning program that personalizes learning and designs targeted study paths for students, which is primarily sold in the higher education market and is being expanded to our K-12 and International operating segments. In the higher education market, LearnSmart is utilized in a wide variety of courses, including managerial accounting, economics, communications, Spanish and social studies;

•	Redbird: A personalized and adaptive math solution based on research from Stanford University and targeted to students in the K-5 grade ranges. The combination of Redbird and ALEKS allows MHE to provide personalized, efficient and adaptive learning to the complete continuum of learners (K-life) focused on developing their math abilities.

•	SmartBook: an adaptive reading product introduced in Higher Education in 2013 designed to help students understand and retain course material by guiding each student through a highly personal study experience. The student reads the chapters in SmartBook and is prompted by LearnSmart questions to identify recommended areas of focus. This product is primarily sold in the higher education market across a variety of courses. We began to release SmartBook in the K-12 and international markets during 2015; and

•	StudyWise: MHE’s latest adaptive offering that supports students in adaptive practice on smartphones. StudyWise extends the reach of Connect and Connect2 allowing students to efficiently learn in their natural environment.

Our business model is transitioning to digital learning solutions with the benefit of the transition most observable in our Higher Education business. While the overall market adoption of digital has been slower in K-12 than Higher Education, we continue to gain momentum in the move toward digital in K-12. We offer all of our major curriculum and learning solutions in digital format with the vast majority of our K-12 sales derived from selling blended print and digital solutions. The product sales mix in any period can impact the percentage of total digital sales with our math and social studies programs being more heavily weighted in digital as compared to our reading and literacy programs, for example. The following charts illustrate the growth in digital revenue as a percentage of the total revenue generated by Higher Education and K-12, our two largest business segments, during the period from 2010 to 2016. In 2016, these two segments generated 77% of our total revenue.

Our Competitive Strengths

We believe the following to be our most important competitive strengths:

Widely recognized brand with global reach and expansive scale.

We believe our brand recognition is driven by our long-standing history of over 125 years in the industry and our ownership of globally well-known titles such as Harrison’s Principles of Internal Medicine and Samuelson’s Economics, which have been cornerstones of education around the world for decades. We distribute our products in 140 countries across Asia-Pacific, Europe, India, Latin America and the Middle East, and approximately 27% of our more than 4,900 employees are based in 40 offices in 27 countries outside of the United States. We believe that our brand, global reach and scale provide us with a defensible market position and present significant barriers to entry. We expect to leverage our market position and internal infrastructure and operational resources to further grow revenues and gain market share by increasing distribution of learning solutions through our network.

In the United States, our products are sold in over 5,000 higher education institutions and 13,000 K-12 school districts across all 50 states. Our approximately 1,550 person sales force, which includes approximately 500 and 475 sales people in each of the United States higher education and K-12 markets, respectively, maintains close relationships with the individual instructors that represent the primary decision makers in the higher education market and the states, school districts, and individual schools that primarily make purchase decisions in the K-12 market. In addition, our growing suite of digital products allows us to develop direct relationships with an even larger group of customers, including over 3 million higher education students and instructors who were users of our Connect platform in 2016.

Proprietary and unique content, developed over many years, leveraged in digital adaptive learning.

Our portfolio of proprietary content developed over 125 years and built around market leading titles has been the foundation of our transformation into a large and growing digital learning solutions provider. From 2012 to

2015, we increased the market share of our top 10 Higher Education product categories by more than 225 bps from 20% to 22%, as reported by AAP. These top 10 product categories represented over 50% of industry net sales as reported by AAP in 2014. This market leadership has uniquely positioned us to extend our portfolio of traditional print products by offering digital alternatives and new digital solutions that incorporate our existing content and curriculum. The future potential of digital learning solutions is illustrated by a 2015 BISG survey which states that 77% of the instructors who use an integrated digital learning system, such as our Connect platform, require the purchase of that system for their courses and base approximately 26% of the students’ grades on homework assigned through such platforms.

In addition to leveraging digital formats to extend the reach of existing print content, we create all new content in a digital format and optimize it for use in an adaptive environment. This has reduced our development costs and enhanced our ability to use new content for the future development of additional products. We believe that our repositories of over nine petabytes of digital content, which is over nine million gigabytes, provide us with an opportunity to more quickly and effectively bring future products to market. Our centralized DPG team ensures that all of our digital solutions are immediately available to customers running a wide range of different technology architectures.

Diversified portfolio of education businesses and unified approach to digital.

We have a unique presence across the learning continuum, including higher education, K-12 and professional, with additional operations in international markets. Our presence across the full continuum allows us to mitigate the cyclicality of the individual segments. The higher education segment of our business, which represented approximately 42% of our revenue in 2016, has historically proven to be countercyclical, balancing out cycles experienced by the K-12 business. During and immediately following recent economic downturns, postsecondary enrollment rates have tended to rise while postsecondary attrition rates have tended to decline. We believe this is driven by the lower opportunity cost for enrolling or staying in college during times of relative economic weakness and higher unemployment. In the current economic environment, characterized by a slow recovery, the K-12 market is benefiting from increased state and local government spending while higher education enrollment has begun to slow.

In addition to making our product development more innovative and faster to market, our DPG organization has allowed us to spread significant R&D spend across our entire revenue base and leverage investments in products developed for one segment across our entire product suite. This centralized approach provides superior capital efficiency to a siloed development model. The creation of DPG, along with the acquisitions of ALEKS, LearnSmart and Engrade, enables us to own and control all of the key technologies necessary to implement our digital strategy.

First mover in digital adaptive learning solutions and strong capabilities in digital technology.

We believe the significant investment we have made in our digital capabilities has made us a longstanding leader in digital adaptive learning. Today, our annualized spend in our DPG, including operating and capital expenditures, has grown from less than $90 million in 2012 to over $170 million in 2016. We are committed to continuing our significant digital investment, but with scale the rate of growth has declined. In addition to our organic investments, we have committed in excess of $210 million for the acquisitions of ALEKS, LearnSmart, Engrade and Redbird, which have significantly strengthened our platform and adaptive digital offerings. Our LearnSmart solution has been one of the most widely used adaptive platforms in higher education since its launch in 2009, and ALEKS, our digital adaptive learning solution originally developed for K-12 math, originated in 1992 with a National Science Foundation grant. Our long history of offering adaptive learning solutions has allowed us to develop a growing and robust database of student interactions relating to achievement of learning objectives, which we use to continuously improve the effectiveness of our platforms. For example, LearnSmart has generated over 6.9 billion interactions with students since inception in 2009, recently, growing at an average of more than 100 million interactions per month. Since 2010, ALEKS has seen over 5.0 billion interactions. In addition to using this information to enhance the effectiveness of our adaptive tools, we share data on interactions with instructors to help them more effectively integrate our solutions into their lessons, focusing on content that students are having difficulty learning, reinforcing our relationships and making our solutions more difficult to displace.

Our interactions data are also leveraged on an ongoing basis to create new adaptive technology solutions. For Higher Education, our SmartBook adaptive offering, introduced in 2013, is among the first adaptive reading experiences for higher education that utilizes data analytics combined with a deep repository of proprietary content to improve learning outcomes. In the higher education market alone, we have increased our number of adaptive products to over 1,500 as of December 31, 2016.

Highly attractive business model positioning us for growth.

We enjoy a business model that is highly cash generative. Since 2013 through the end of 2016, we have generated cash flows from operating activities of approximately $1.4 billion. As we derive an increasing amount of Billings from digital products, we have been able to operate our business with decreasing levels of pre-publication and capital expenditures and less working capital requirements. Depending upon adoption cycles, pre-publication costs and working capital requirements could vary in a given year. Our strong cash flow has enabled significant investment in our digital capabilities, several key strategic acquisitions, return of capital to our shareholders and continued deleveraging. Since the Founding Acquisition in 2013, our strong cash flow has funded four acquisitions, including ALEKS, LearnSmart, Engrade and Redbird, that included cash components totaling $150 million. We also completed a minority interest buy-out of Ryerson Canada (our Canadian business) for $27 million and made a minority investment in English Language Learning provider Busuu for €6 million. In addition, we have made significant investments in the staffing of DPG, which supports ongoing innovation, development and maintenance of our technology platforms, reducing our pre-publication and capital expenditure requirements and our dependence on third parties.

In addition to our ongoing shift towards a more digitally-enabled model, another important driver of increasing free cash flow generation has been our demonstrated success in implementing various cost saving measures. These opportunities improved our operating margins over time and allowed us to fund additional investment in our digital capabilities. Since our March 2013 sale to Apollo through December 31, 2016, we have identified and actioned approximately $160 million of annualized cost savings.

Talented management team and employee base.

Since being acquired by Apollo in March 2013, we have enhanced our leadership team with the addition of proven leaders including a new CEO, Presidents of each business segment, a CIO, a Head of Communications and a Head of Human Resources. Our leadership team consists of professionals averaging over 20 years of experience in a range of industries that include education, technology and media with various leadership positions at Bain, Gartner, Harvard Business School, Pearson, Reed Elsevier, Standard & Poor’s, Sylvan Learning, Symbian, UBM, and Wolters Kluwer as well as start-ups such as Intelligent Solutions. We have more than 4,900 employees world-wide with 535 full-time employees in DPG, including more than 240 engineers, 90 user experience designers, more than 90 technical product managers, nearly 25 data scientists and software solutions architects and over 85 customer-facing and other associated support staff.

Our Growth Strategies

The key elements of our growth strategies are described below.

Further our leadership in digital solutions and digital technology.

We intend to capitalize on the increasing market demand for digital learning solutions by expanding our portfolio of technology-enabled adaptive tools and learning solutions. By leveraging a common software architecture and platform, we will be able to quickly design, develop and test innovative products. Our next generation products, several of which have been recently deployed or are currently in development, will also benefit from the experience we have gained from our existing product suite. These products will have enhanced flexibility, provide greater ability for our users to create custom solutions, and better analyze learning data. We believe these next generation products will further our leadership in our key markets and allow us to grow our revenues at a faster rate than the overall market.

We also expect that increased adoption of our digital solutions in the higher education market will expand our revenue opportunity by limiting the availability of used and rental alternatives. As instructors mandate and integrate digital solutions into their classrooms, learning will become more personalized. We believe there is a significant growth opportunity for the use of personalized learning programs, which can further the disintermediation of the used and rental market.

In order to better leverage technology across all of our businesses, drive product innovations and create a more efficient product development process, we are consolidating technologies to eliminate duplicative capabilities. We expect this effort will reduce maintenance costs and unlock creative synergies across our engineering teams. We will also streamline our tools and platforms for efficient and effective delivery with open application program interfaces. This rationalization and simplification of our delivery platforms will reduce costs, freeing up capital for investment in new products.

Increase our penetration in our largest, most profitable disciplines and sub-markets.

In Higher Education, we intend to make additional investments in large customer segments with the greatest strategic value, such as freshman and sophomore general education and developmental courses. As a core competency, we will continue to identify high value segments through rigorous customer segmentation analysis and discipline-specific market insight. These key areas contain the least specialized curriculum, have the highest enrollment, are likely to be taught at a high percentage of institutions and will benefit the most from digital solutions that track students’ progress. By focusing our investments on these areas, we believe we can increase market share and drive further revenue growth. Going forward, we will prioritize opportunities based on rigorous customer segmentation analysis and specific market insights and leverage digital with other go-to-market product formats and distribution alternatives that are intended to disintermediate the used and rental market.

To increase penetration and drive better student outcomes in K-12, we will target synergies across the entire learning environment, including technology platforms and services, and leverage our existing sales, marketing and product development capabilities to further penetrate the market. We will leverage our digital adaptive assets, ALEKS and LearnSmart, to accelerate our penetration of digital products while also emphasizing the research-basis of revitalized programs such as Everyday Mathematics, Open Court Reading, Reading Wonders, Impact Social Studies and Inspire Science. In addition, we will enhance our formative, in-classroom, testing offering with our adaptive capabilities to further penetrate the market. We will continue to compete in all major state new adoptions, including the remainder of the California ELA adoption in 2017-2018, as well as other new state adoptions including those in California, Texas, and Florida during the 2017-2019 period.

Introduce new enterprise solutions aimed at education effectiveness and student retention.

We believe our learning science focus, highly talented DPG team and the large amount of data we collect via our adaptive learning solutions uniquely position us to offer enterprise services that help our institutional customers improve educational outcomes and accountability. We intend to sell a number of new products and services, including our Connect Insight product, that offer enterprise-wide course development and design services, analytical tools focused on optimizing student performance and retention, and college and career readiness programs and services.

Leverage our digital solutions in International and Professional markets.

We intend to leverage our large global sales presence, our DPG team, deep local knowledge and numerous strategic partnerships to adapt our leading portfolio of English language content and digital solutions to meet local market needs, such as culture, language and curriculum. We believe that this will allow us to rapidly scale our presence in international markets, with particular focus on emerging markets in Latin America, the Middle East, Africa and Asia Pacific.

We also believe we can achieve significant growth by utilizing our adaptive learning competencies to enter and disrupt attractive education segments. These include the high stakes test preparation markets in selected geographies, vocational and skills-based training markets, and the corporate training market where personalized adaptive learning has significant value to the enterprise.

License our software and platforms to other education industry participants and the corporate training market.

We intend to license our leading portfolio of software, platforms and capabilities to other market participants in both the education and corporate markets. Education industry participants, such as universities and international content providers, can save significant development costs by using our technology to deliver their own content, in their own local languages and with features designed for their own unique markets. We have estimated this addressable market at approximately $1 billion, which is based on our estimate of the potential for publishers who do not have their own digital solution or are sub-scale in education to outsource their technology development efforts to us.

We will also market to corporate partners who can benefit from our proven and effective adaptive technology, especially in high-stakes areas where it is important to demonstrate mastery. This will allow corporate partners to provide personalized corporate training and professional development programs that capitalize on our data reporting and analysis tools. In 2015, we launched our first successful pilot of this program, which we have already expanded, and our pipeline of potential education and corporate clients is building. According to IDC, the U.S. corporate e-learning market was estimated at $16.8 billion in 2015 and grew at a 8.7% compound annual growth rate since 2006. While it is difficult to estimate our direct addressable market, the overall level of spending on U.S. corporate e-learning does present a significant growth opportunity.

Continue to evolve our digital-centric business model to generate significant free cash flow.

We will continue to drive towards a digital-centric business model which will allow us to continue to generate significant free cash flow over time as we derive an increasing proportion of our sales from digital learning solutions. We expect our digital-centric model to continue to result in higher margins and lower capital intensity as we drive efficiencies in our business from reduced operating expenditures, reduced print inventory and more efficient pre-publication investment relative to revenue. We expect to use our free cash flow to fund our growth, delever our balance sheet and, potentially, return capital to shareholders over time.

Selectively pursue acquisitions.

We will consider acquisitions that expand our product offerings, accelerate our digital product development and add important content. We believe our brand and scale allow us to derive significant benefit from emerging education technology companies, which would be challenged to attain a significant market position as standalone companies.

Our Products

Higher Education Products

Higher Education provides adaptive digital learning tools, digital platforms, custom publishing solutions and traditional printed textbook products with capabilities in adaptive learning, homework tools, lecture capture and

LMS integration for post-secondary markets. We have invested significantly in a suite of digital and custom learning solutions, and our instructional materials include digital and printed texts, lab manuals, interactive study guides, testing materials, software and other multimedia products covering the full spectrum of subjects. Although we cover all major academic disciplines, our content portfolio is organized into three key disciplines: (i) Business, Economics and Career; (ii) Science, Engineering and Math; and (iii) Humanities, Social Science and Languages. Substantially all of Higher Education’s revenue is generated from approximately 2,000 individual titles, including print and digital formats, with no single title accounting for more than 2% of revenue. We have longstanding and exclusive relationships with many authors and nearly all of our products are covered by copyright in major markets, providing us the exclusive right to produce and distribute such content in those markets during the applicable copyright term. Higher Education’s products consist of the following:

I. Digital Learning Solutions

Higher Education’s digital learning solutions include, among other features, adaptive digital learning tools, online assessment software, course management software, cloud-based classroom activity capture and replay, online access to eBooks and social network and community tools. These solutions form a seamless, fully-digital ecosystem that enhances the value and results of higher education over the entire learning lifecycle. We have increased the number of adaptive offerings to over 1,500 as of December 31, 2016. For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), Higher Education digital revenue represented 56% ($408 million), 45% ($359 million), 38% ($319 million), 32% ($211 million) and 45% ($49 million), 28% ($216 million) and 20% ($165 million) of total Higher Education revenue, respectively.

For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), Higher Education digital Billings (including the change in deferred revenue) represents 56% ($410 million), 45% ($374 million), 39% ($322 million), 32% ($233 million) and 44% ($41 million), 29% ($229 million) and 22% ($185 million) of total Higher Education Billings, respectively.

Our core digital learning platforms include:

McGraw-Hill Connect: an open learning environment that allows instructors to integrate digital content into their programs and create a customized learning environment, accessible by students anytime and anywhere through their devices. Students can learn interactively through homework and practice questions, embedded video, simulations, virtual laboratories, audio programs and online games. McGraw-Hill Connect contains a suite of tools, including integrated eBooks, course and assignment set-up tools, grading and feedback tools, learning aids, reporting tools and the ability to integrate with our LearnSmart and Tegrity products to create a more seamless course experience. McGraw-Hill Connect is offered for most core freshman and sophomore level courses in the United States with 3.3 million paid activations across campuses nationwide during the year ended December 31, 2016, an increase of 11% over the prior year.

LearnSmart: an adaptive learning program that personalizes learning and designs targeted study paths for students through specific courses. LearnSmart is an interactive product that determines which concepts the student does not know or understand and teaches those concepts using a personalized plan designed for each student’s success. All LearnSmart questions are tied to clear learning objectives. When students answer questions, they also rank how confident they are in their answers. Based on each student’s response and level of certainty, LearnSmart continuously adapts the content and probes presented to each student, so the material is always relevant and geared towards mastering the learning objectives. Once a concept is mastered, LearnSmart then identifies the concepts students are most likely to forget throughout the term and encourages periodic review to ensure that concepts are truly retained. LearnSmart has generated over 6.9 billion interactions with students since inception in 2009, recently growing at an average of more than 100 million per month. According to studies, LearnSmart has consistently improved student outcomes.

SmartBook: an adaptive reading product introduced in Higher Education in 2013 designed to help students understand and retain course material by guiding each student through a highly personal study experience. Each SmartBook helps make studying more efficient and effective by offering features not present in traditional print products, including adaptive content, search/index functionality, note taking capabilities, embedded video and interactive elements. The SmartBook product also makes use of our LearnSmart adaptive technology. When a student reads the chapters in SmartBook, they are prompted by LearnSmart questions to identify recommended areas of focus for the student. Our SmartBooks are primarily sold in the higher education market across a variety of courses and are designed to be compatible with a broad range of devices, including the Kindle and Nook eReaders, the iPad and other tablets and standard desktop and laptop computers. We believe that SmartBook will continue to increase in popularity as the prevalence of these digital reading devices also increases.

Our SmartBooks contain rights management features that are designed to prevent copying or resale. Students pay for them based on usage for one school term. The amount paid is designed to be comparable to the cost of a one-term rental of a print textbook. Therefore, our SmartBooks are priced lower than print textbooks but cost us less to distribute and manufacture, leading to a comparable gross margin. Moreover, our bundling of digital solutions with SmartBook augments the economics of a digital sale and further improves the economics relative to the traditional all-print model.

ALEKS: an adaptive learning math product for the higher education market initially developed in 1992 with a National Foundation grant. ALEKS uses research-based artificial intelligence to rapidly and precisely determine each student’s knowledge state, pinpointing exactly what a student knows. ALEKS then instructs the student on the topics he or she is most ready to learn, constantly updating each student’s knowledge state and adapting to the student’s individualized learning needs. Higher Education has marketed and sold ALEKS for math in the higher education space for more than 17 years. ALEKS had 1.3 million unique users in Higher Education during the year ended December 31, 2016, an increase of 19% over the prior year.

Connect Insight: a visual analytics dashboard, available to both instructors and students, that provides actionable information about student performance to help improve class effectiveness. Connect Insight presents assignment, assessment, and topical performance results along with a time metric that is easily visible for aggregate or individual results. Using visual data displays that are each framed by an intuitive question, Connect Insight gives both instructors and students the ability to take a just-in-time approach to teaching and learning. By providing actionable recommendations, Connect Insight guides students towards behaviors that could increase performance and enables instructors to give targeted instruction precisely when and where it is needed.

McGraw-Hill Create: a self-service website that enables instructors to discover, review, select and arrange content into personalized print or electronic course materials. Instructors can curate customized course materials from a content portfolio consisting of 7,900 textbooks, 17,300 articles, 46,500 cases, 8,900 readings and 2,100 digital offers. Instructors can further supplement the materials with their own custom content. McGraw-Hill Create allows the creation of customized textbooks across a number of disciplines and study areas, including accounting, business law, economics, finance, management, marketing, philosophy, political science, sociology, world languages, anatomy and physiology, chemistry, engineering, biology, psychology, English and mathematics.

Tegrity: a fully-automated lecture capture solution used in traditional, hybrid and online courses to record lectures as well as supplementary course content. Tegrity is designed to enhance both on-campus and remote learning by allowing instructors to efficiently distribute lecture content and allowing students to learn anywhere and everywhere through digital devices. Unlike our other higher education products sold to instructors, Tegrity is sold primarily on an institutional basis.

McGraw-Hill Campus: a service that makes digital learning resources accessible to faculty and students. All faculty, whether or not they use McGraw-Hill titles, can browse, search and access the entire library of McGraw-Hill instructional resources and services, including eBooks, test banks, PowerPoint slides, animations and learning objects. This service can be accessed from any LMS at no additional cost to the institution. Users also have single sign-on access to McGraw-Hill digital platforms, including McGraw-Hill Connect, ALEKS, Create, and Tegrity and can help teachers build an effective digital course. It also provides the ability to sync and monitor student scores from most McGraw-Hill Higher Education platforms directly to the LMS gradebook.

StudyWise: MHE’s latest adaptive offering that supports students in adaptive practice on smartphones. StudyWise extends the reach of Connect and Connect2 allowing students to efficiently learn in their natural environment.

II. Custom Publishing

Higher Education’s custom publishing solutions provide educators the ability to weave together various elements including digital text, digital solutions, print, videos, charts and their own materials into a seamless, tailored learning solution, replacing traditional print textbooks and printed class materials. Custom materials, by their nature, have a higher sell-through rate and are more likely to have their content frequently updated by the instructor, resulting in frequent new publications, forced obsolescence of old editions and more limited re-distribution potential into used or rental markets. Custom products create strong loyalty from educators, as they typically invest significant time and effort into creating unique learning solutions tailored to their teaching styles. Our custom publishing solutions are often bundled arrangements that require us to attribute value to the digital component separately. For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), Higher Education custom publishing revenue, excluding the digital component, represented 12% ($89 million), 18% ($148 million), 29% ($240 million), 32% ($211 million) and 15% ($16 million), 24% ($186 million) and 19% ($153 million) of total Higher Education revenue, respectively.

III. Traditional Print

Higher Education continues to provide students with traditional print textbooks, including a library of titles covering the full spectrum of subjects, written by some of the top authors and experts in their respective fields. For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), Higher Education traditional print represented 32% ($237 million), 37% ($298 million), 33% ($281 million), 37% ($243 million) and 40% ($43 million), 48% ($365 million) and 61% ($491 million) of total Higher Education revenue, respectively.

K-12 Products

Our K-12 product portfolio includes thousands of instructional resources across hundreds of programs, covering nearly all courses offered in K-12. We also provide the ability to tie instruction and assessment together into a robust platform for school district support and data-driven instruction. This includes strong curriculum resources plus adaptive and formative assessment engines. While the McGraw-Hill name has been a respected source for printed textbooks and teacher materials for generations, we are also recognized for our pure digital programs and our hybrid solutions that blend digital and print in customized packages. Our K-12 business is one of the few providers that offer the diversity of product to actively serve core K-12 markets and niche and specialized markets. In our core markets our offerings include Reading Wonders and My Math and in our niche and specialized markets we offer well known programs such as SRA Open Court Reading and Number Worlds. We focus on supporting each state’s chosen standards through comprehensive and robust offerings. All our key programs meet the Common Core and college and career readiness standards, as well as the standards chosen by each state to support its learning goals.

I. Core Programs

Core basal programs consist of digital and print products that serve mainstream educators with research-based, comprehensive learning solutions. Core basal programs are designed to provide the entire curriculum for a course, including student instruction, practice, assessment and remediation as well as teacher materials. These programs may have as few as five or six components (such as in some high school courses) or thousands of components (such as in K-5 reading and math programs). Core basal programs comprise approximately 79% of K-12’s sales and cover all major instructional subjects including Reading, Math, Social Studies, Science, and Literature, while the balance includes specialized programs that include a wide range of products targeted at certain niche markets.

Alternative Basal Products: comprehensive classroom programs for particular segments of the market that require distinct learning methodologies, such as reading teachers who want more directed, skills-oriented programs and math teachers who want more reform-based, hands-on mathematics programs. These unique programs demand specialized authors, editing and design skills, marketing strategy and a true consultative selling model. K-12 is among the largest education providers in its ability to deliver all of these critical elements.

Intervention Products: programs with targeted instruction to students lacking proficiency in a subject matter, or those who have special learning or behavioral needs. Nearly all students require extra instructional support at one time or another and K-12 builds this support into all of its Core Basal Programs while also providing separate targeted programs for intervention and remediation. Programs include products that focus on reading and mathematics support, and remediation solutions in science, social studies, career and college readiness, workplace skills and other areas of need.

Supplemental Products: additional learning resources when core program solutions do not meet all of the needs of certain educators, such as extra online practice in multiplication, kits that enhance phonics skills, practice books for basic workplace skills or biography readers for middle school students. K-12 competes in this segment due to its specialized product development capabilities and experienced sales staff who know how to market to these educators.

For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), K-12 traditional print represented 82% ($505 million), 83% ($494 million), 86% ($487 million), 90% ($475 million) and 73% ($38 million), 92% ($605 million) and 94% ($692 million) of total K-12 revenue, respectively.

II. Digital Learning Solutions

Digital resources are an essential part of the instructional mix across both core basal and specialized programs. The recent and dramatic increase in hardware, online connectivity and educational focus on technology has brought many classrooms to a digital tipping point. With the significant investment in its digital portfolio over recent years, K-12 has an opportunity to capitalize on this ongoing digital transformation and has developed a number of fully online learning programs. For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), K-12 digital revenue represented 18% ($114 million), 17% ($99 million), 14% ($79 million), 10% ($50 million) and 27% ($14 million), 8% ($53 million) and 6% ($46 million) of total K-12 revenue, respectively.

For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), K-12 digital Billings (including the change in deferred revenue) represented 34% ($260 million), 37% ($292 million), 29% ($215 million), 21% ($135 million) and 24% ($11 million), 12% ($86 million) and 6% ($51 million) of total K-12 Billings, respectively.

Our core digital learning platforms include:

Access Manager: an IMS Global Standards certified integration platform for K-12 Ed Tech interoperability. Access Manager reduces the cost and complexity of adopting educational technology. Access Manager is based upon open standards and allows MHE to help schools reduce the cost of technology adoption and enhance the opportunity for increased use of technology in the learning process.

Engrade Pro: an open platform for K-12 education that unifies the data, assessment, curriculum and educational tools to drive student achievement and inform district educational strategy. Its K-12 stakeholders have access to content delivery and authoring tools, a communications suite, data reporting tools, and single sign-on interfaces. Based on its open architecture, Engrade can integrate third party content and partners along with K-12 instructional resources and Acuity assessments. Engrade will serve as a basis for the future MHE open digital learning platform, which is seamless, modular and open.

ConnectEd: an open learning environment providing access and customization of our content for K-12 users. The platform offers a digital learning solution for teachers and students to access teaching and learning resources.

ALEKS: an adaptive learning math product for the K-12 market. ALEKS uses research-based, artificial intelligence to rapidly and precisely determine each student’s knowledge state, pinpointing exactly what a student knows. ALEKS then instructs students on the topics they are most ready to learn, constantly updating each student’s knowledge state and adapting to the student’s individualized learning needs. While ALEKS specializes in remedial and developmental math, we have also integrated ALEKS into all of our secondary math offerings. During the year ended December 31, 2016, ALEKS had 2.0 million unique users in K-12, an increase of 27% over the prior year.

Redbird: a personalized and adaptive math solution based on research from Stanford University and targeted to students in the K-5 grade ranges. The combination of Redbird and ALEKS allows MHE to provide personalized, efficient and adaptive learning to the complete continuum of learners (K-life) focused on developing their math abilities.

LearnSmart: similar to our higher education offering, LearnSmart is an adaptive learning program being deployed with the majority of K-12’s grade 6-12 resources. This allows for more robust data capture, the ability to provide strong reporting, insight into student understanding, an adaptive feedback loop, and the opportunity for increased student achievement.

International Products

International sells higher education, K-12, professional and other products and services to educational, professional and English language teaching markets in more than 60 languages across Asia-Pacific, Europe, India, Latin America, the Middle East, and North America. While the business mix and strategic focus of International varies from region to region according to local market dynamics, International’s business strategy leverages the content, tools, services and expertise from our domestic businesses. As a result of the widespread use of English as a universal language, a majority of International’s revenue during the year ended December 31, 2016 was generated by selling our unmodified English language products internationally. Approximately 71% of International’s revenue was generated from such unmodified products together with minor regionally-driven cosmetic changes or translations of English language products. Approximately 29% of International’s revenue for the year ended December 31, 2016 was derived from content created in local markets or products originating from unrelated publishers for distribution in our international markets. Although approximately 86% of International’s 2016 revenue was generated by traditional print products, digital offerings are driving significant international growth. In more developed markets, with a greater prevalence of digital devices, many of our U.S.-developed digital solutions, such as McGraw-Hill Connect, ALEKS and LearnSmart are gaining market share. For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), International traditional print revenue represented 86% ($246 million), 90% ($273 million), 91% ($303 million), 94% ($278 million) and 94% ($50 million), 97% ($358 million) and 98% ($394 million) of total International revenue, respectively.

For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), International digital revenue represented 14% ($41 million), 10% ($32 million), 9% ($30 million), 6% ($18 million) and 6% ($3 million), 3% ($13 million) and 2% ($8 million) of total International revenue, respectively.

For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), International digital Billings (including the change in deferred revenue) represented 17% ($49 million), 11% ($35 million), 9% ($31 million), 7% ($22 million) and 5% ($3 million), 4% ($14 million) and 2% ($9 million) of total International Billings, respectively.

Our core digital learning platforms include:

Connect2: MHE’s next generation offering of Connect with a greater focus on modularity and instructor driven customization. Connect2 provides curated courseware and adaptive technologies to meet instructor and student needs while allowing instructors to modify and customize the learning experience to meet particular goals and match their unique teaching style. Connect2 enhances both teaching and learning through a rich user experience built upon an extensive use of learning data and an invaluable feedback loop with a seamless integration built upon a commitment to IMS Global learning technology integration standards.

ELLevate English: a personalized and community based curriculum that efficiently supports English language learning. ELLevate English combines engaging resources with real-time feedback to help teachers assess student progress more timely and efficiently to allow for intervention and course customization to enhance learning.

Professional Products

Professional is a leading provider of medical, technical, engineering, and business content and training solutions for the professional, education and test preparation communities. Professional’s products include digital product portfolios and textbooks easily accessible through whichever medium our student and professional customers prefer. Professional’s digital product portfolio spans two main categories: (i) digital subscription services and (ii) eContent (including eBooks and related applications).

I. Digital Subscription Services

Digital subscription services are platforms that provide searchable and customizable digital content integrated with highly functional workflow tools. Professional offers 26 digital subscription services which are organized across three broad subject categories: (i) Medical, (ii) Engineering and Science, and (iii) Test Preparation. These products are sold on an annual subscription basis to over 2,600 corporate, academic, library and hospital customers as of December 31, 2016. Our digital subscription services customer base has a retention rate across major platforms of 93% in 2016.

The flagship Access line of products provide an integrated digital workspace that combines Professional’s content, contextualized rich media and high-functionality workflow tools such as custom curriculum, which allows instructors to select specific reference content, videos, and animations, assign to students and monitor progress. For example, AccessMedicine is an innovative online resource that provides students, residents, clinicians, researchers, and other healthcare professionals with access to content from more than 90 medical titles, updated content, thousands of images and illustrations, interactive self-assessment, case files, time-saving diagnostic and point-of-care tools and a comprehensive search platform as well as the ability to view from and download content to a mobile device. Frequently updated and continuously expanded by world-renowned physicians, AccessMedicine provides fast, direct access to the information necessary to complete evaluations, diagnoses, and case management decisions, and pursue research, medical education, self-assessment and board review.

The value proposition of Professional’s digital subscription platforms is compelling for our subscribers, and the economics are attractive and highly scalable for us. Digital subscription platforms provide a stable, recurring revenue stream with high annual re-order rates. New competitors in the digital subscription market must overcome large volumes of proprietary content developed over many years. Digital products are highly profitable due to the low variable cost nature of these products, with gross margins of approximately 90%. For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), digital subscription revenue represented 39% ($46 million), 33% ($39 million), 29% ($34 million), 24% ($23 million) and 29% ($7 million), 20% ($24 million) and 15% ($19 million) of total Professional revenue, respectively.

II. eContent (eBooks) and traditional print

eBooks represent the majority of Professional’s eContent offerings. Professional’s more than 7,500 eBooks are sold on major eBook retail websites and through Professional’s own websites. Our eBooks are designed to be compatible with a broad range of devices, including the Kindle and Nook eReaders, the iPad, more than 200 medical, test preparation and business mobile applications for the iPhone, other tablets and standard desktop and laptop computers. Professional provides timely and authoritative knowledge to customers around the world through the release of over 300 titles per year. Our roster of distinguished authors and prestigious brands represent some of the best-selling professional publications, such as Harrison’s Principles of Internal Medicine, Perry’s Chemical Engineers’ Handbook and Graham & Dodd’s Security Analysis, and are well-regarded globally in both academic and professional career markets. Our products are sold and distributed worldwide in both digital and print format through multiple channels, including research libraries and library consortia, third party agents, direct sales to professional society members, bookstores, online booksellers, direct sales to individuals and other customers. Our top customers include retail trade, academic and government institutions and corporations. For the years ended December 31, 2016, 2015 and 2014 and the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), Professional digital revenue represented 51% ($60 million), 46% ($55 million), 44% ($51 million), 39% ($37 million) and 44% ($10 million), 34% ($41 million) and 25% ($33 million) of total Professional revenue, respectively.

For the years ended December 31, 2016, 2015 and 2014, the periods from March 23, 2013 to December 31, 2013 and January 1, 2013 to March 22, 2013 (Predecessor) and for the years ended December 31, 2012 and 2011 (Predecessor), Professional digital Billings (including the change in deferred revenue) represented 52% ($64 million), 47% ($58 million), 46% ($58 million), 41% ($41 million) and 45% ($11 million), 37% ($48 million) and 26% ($34 million) of total Professional Billings, respectively.

Raw Materials, Printing and Binding

Paper is one of the principal raw materials used in our business. We have not experienced and do not anticipate experiencing difficulty in obtaining adequate supplies of paper for operations. We have contracts to purchase paper and printing services that have target volume commitments. However, there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier.

Environmental

We generally contract with independent printers and binders for their services. However, it is possible that we could face liability, regardless of fault, if contamination were to be discovered on properties currently or formerly owned, operated or leased by us or our predecessors, or to which we or our predecessors have sent waste. We are not currently aware of any material environmental liabilities or other material environmental issues at our properties or arising from our current operations. However, we cannot assure you that such liabilities or issues will not materially adversely affect our business, financial position or results of operations in the future.

Seasonality

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar, particularly with respect to Higher Education, K-12 and International. In 2016, we realized approximately 15%, 25%, 37% and 23% of our revenues during the first, second, third and fourth quarters, respectively. This seasonality affects operating cash flow from quarter to quarter and hence there are certain months when we operate at a net cash deficit from our activities. Changes in our customers’ ordering patterns may affect the comparison of our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Competition

We are one of the largest education companies in the world by revenue. Our product portfolio and customer base span the entire educational spectrum, and as a result we compete with a variety of companies in different product offerings. Our larger competitors are currently Pearson, Houghton Mifflin Harcourt, Wiley and Cengage. The focus on technology and digital products in education may result in the emergence of additional competitors over time. We believe that we are well positioned to compete in our markets. We primarily compete on the quality of our content and effectiveness of our digital solutions, product implementation support, brand and reputation, author reputation, customers’ history using our products and, to a lesser extent, price.

Personnel

As of December 31, 2016, we had more than 4,900 employees worldwide directly supporting our operations with nearly 3,600 employed in the United States. None of our employees in the United States are represented by a union.

Properties

Our corporate headquarters are located in leased premises at Two Penn Plaza, New York, NY 10121. We lease offices, warehouses and other facilities at 59 locations, of which 19 are in the United States. In addition, we occupy real property that we own at 6 locations, of which 4 are in the United States. Our properties consist primarily of office space used by our operating segments, and we also utilize warehouse space and book distribution centers. We believe that all of our facilities are well maintained and are suitable and adequate for our current needs.

The properties listed in the table below are our principal owned and leased properties:

Location	Lease Expiration	Approximate Area	Principle Use of Space
Owned Premises:
Blacklick, Ohio	Owned	548,144	Warehouse & Office
Monterey, California	Owned	209,204	Office
Columbus, Ohio	Owned	170,625	Office
Dubuque, Iowa	Owned	139,062	Office
Leased Premises:
Groveport, Ohio	2018	667,672	Warehouse & Office
Ashland, Ohio	2020	602,378	Warehouse & Office
New York, New York	2020	168,903	Office
Burr Ridge, Illinois	2018	108,102	Office
Noida, Uttar Pradesh, India	2020	90,500	Warehouse & Office
Irvine, California	2019	53,220	Office
Coslada, Madrid, Spain	2017	52,797	Warehouse
Whitby, Canada	2018	46,634	Office
Boston, Massachusetts	2021	37,622	Office
Seattle, Washington	2021	24,646	Office
East Windsor, New Jersey	2024	23,183	Office

In addition, we own and lease other offices that are not material to our operations.

Legal Proceedings

In the normal course of business both in the United States and abroad, we are a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s combined financial condition.

Intellectual Property

Our products contain intellectual property delivered through a variety of media, including digital and print. We rely on a combination of copyrights, trademarks, patents, non-disclosure agreements and other agreements to protect our intellectual property and proprietary rights. We also obtain significant content, materials and technology through license arrangements with third party licensors.

We have registered certain patents, trademarks and copyrights in connection with our publishing businesses. We also register domain names, when appropriate, for use in connection with our websites and internet addresses. We believe we either own or have obtained the rights to use all intellectual property rights necessary to provide our products and services. We believe we have taken, and continue to take, in the ordinary course of business, appropriate legal steps to protect our intellectual property in all relevant jurisdictions.

We rely on authors for the majority of the content for our products. In most cases, copyright ownership has either vested in us, as a “work made for hire”, been assigned to us by the original author(s), or the author has retained the copyright and granted us an exclusive license to utilize the work.

Piracy of intellectual property can negatively affect the value of and demand for our products and services. We attempt to mitigate the risk of piracy through (1) the implementation of restrictive use mechanisms and other limitations inherent to our products and (2) the use of online monitoring combined with legal and regulatory actions and initiatives.

Some of our products contain inherent usage controls and other built-in safeguards that reduce the risk and ease of piracy, including: (a) requirements that users login to their accounts with user names and passwords; (b) the fact that sharing account access for many of our products would result in an abnormal user experience and inaccurate grading; (c) use by our eBook providers of time-based lockouts that allow our eBooks to be automatically disabled based on subscription length; and (d) the inherent limitations in the usefulness and ease of copying the text of many of our products, due to the adaptive and interactive nature of our key content together with certain limitations on copying and pasting.

We also use a variety of legal actions, regulatory initiatives and online monitoring efforts to further mitigate piracy concerns, including:

•	Online monitoring of piracy-related activities;

•	Initiation of litigation against certain infringers, both individually and jointly with other domestic and foreign publishers;

•	Requesting that third parties take down infringing content;

•	Lobbying efforts;

•	Monitoring of our digital applications for abnormal load/usage; and

•	Anti-piracy educational programs.

Since 2007, we have engaged an outside firm that uses web-based technology to search for active titles that are illegally posted or distributed on the internet. We also perform other regular searches for illegal use or distribution of our content, investigate notices of illegal postings of our intellectual property and send take down notices to internet service providers and web sites where infringing material is identified. Over the past years, we have joined with other educational publishers to engage outside counsel to investigate and file numerous copyright and trademark suits in federal court against various online sellers and distributors of infringing copies of our copyrighted materials. We have partnered with various trade associations, such as the Association of American Publishers (AAP) and the Software Information Industry Association (SIIA), to pursue joint actions against sources of both print and electronic piracy, lobby legislative and other government officials in the U.S. and abroad to establish laws and regulations that might assist content owners in combating piracy. We place a “Report Piracy” button on various internal and external sites to enable employees, authors and third parties to report instances of illegal content distribution, which are investigated and actioned as appropriate.

MANAGEMENT

The following table provides information regarding the executive officers and the members of the Board of the Issuer, as of the date of this prospectus.

Name	Age	Position(s)
David Levin	55	President, Chief Executive Officer and Director
Patrick Milano	56	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary
David Stafford	54	Senior Vice President, General Counsel and Secretary
Peter Cohen	62	Executive Vice President, McGraw-Hill Education
Mark Dorman	46	President, McGraw-Hill Higher Education, Professional and International
Stephen Laster	52	Chief Digital Officer
Larry Berg	50	Chairman and Director
Nancy Lublin	45	Director
Jonathan Mariner	62	Director
Antoine Munfakh	34	Director
Ronald Schlosser	68	Director
Itai Wallach	29	Director
Lloyd G. Waterhouse	65	Director
Mark Wolsey-Paige	55	Director

David Levin became the President and Chief Executive Officer and a Director of McGraw-Hill Education, Inc. in March 2014. Mr. Levin previously served as the Chief Executive of UBM plc (“UBM”), a multinational media company headquartered in London. Before his tenure at UBM, Mr. Levin was Chief Executive of Symbian Software, a U.K. headquartered software group that built the operating system to power the first generation of smartphones. He has also served as Chief Executive of Psion PLC, a London-based consumer and business technology company, and as Chief Operating Officer and Finance Director of Euromoney Institutional Investor PLC. Mr. Levin also served as a Non-Executive Director on the Finance Committee of the Oxford University Press and Board of the Press Association. Mr. Levin received his bachelor’s degree in politics, philosophy and economics from Oxford University and his MBA from Stanford University. The Board believes that Mr. Levin provides leadership and valuable insight and perspective on strategy, international business and all aspects of technology transformation matters stemming from his extensive executive and management experience at UBM, Symbian Software and Psion PLC.

Patrick Milano has been the Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary of McGraw-Hill Education, Inc. since the Founding Acquisition having held equivalent positions at the McGraw-Hill Education segment of MHC since May 2012. Before becoming an officer of McGraw-Hill Education in 2012, between 2000 and 2012 Mr. Milano held several leadership and financial roles at Standard & Poor’s, including his most recent role as Executive Vice President, Operations. Before that, Mr. Milano held a number of positions at McGraw-Hill Education, including Senior Vice President of Finance and Operations of Macmillan/McGraw-Hill. Mr. Milano is a graduate of Rutgers University, holds an MBA from Monmouth University and is a Certified Public Accountant.

David Stafford has been the Senior Vice President, General Counsel and Secretary of McGraw-Hill Education, Inc. since the Founding Acquisition having held equivalent positions at the McGraw-Hill Education segment of MHC since May 2012. Before becoming an officer of the McGraw-Hill Education segment of MHC in 2012, Mr. Stafford was Vice President and Associate General Counsel at MHC. From 2006 to 2009, he served as Senior Vice President, Corporate Affairs, and Assistant to the Chairman and Chief Executive Officer of MHC.

Before joining MHC in 1992, he was an associate at two large New York City law firms. Mr. Stafford is a graduate of Columbia University and received his J.D. degree from Cornell Law School. He serves on the Board of Trustees of YAI Network, a not-for-profit that provides services to people who are developmentally disabled.

Peter Cohen became Executive Vice President, McGraw-Hill Education in December 2016. Prior to that he had been Group President of the U.S. Education unit of McGraw-Hill Education, Inc. since January 2015, responsible for overseeing the Company’s U.S. K-12 and higher education businesses. Mr. Cohen joined McGraw-Hill Education in March 2013 as President of the School Education Group. Before joining McGraw-Hill Education, Mr. Cohen served as Chief Executive of Pearson Education’s School division. From 1996 until 2008, Mr. Cohen held positions as the president of Sylvan Learning and the CEO of Educate Inc., during which time he led the expansion of the Sylvan Learning consumer business, the acquisition of a 1,000-unit German tutoring business, the development of Educate On Line serving the K-12 market, and the expansion of Catapult Learning serving the K-12 market. From 1993 to 1996, Mr. Cohen served as Chief Executive for The Pet Practice, a publicly traded veterinary hospital chain, and served in various senior management positions at NutriSystem, Circle K and 7-Eleven. Mr. Cohen is a graduate of the University of Redlands, a board member of Primrose Schools, and a former member of the Board of Directors of Connections Academy, a for-profit virtual charter school company.

Mark Dorman became President of the McGraw-Hill Higher Education, Professional and International Group of McGraw-Hill Education, Inc. in December 2016. Previously he served as President of the company’s Professional and International Group. Before joining McGraw-Hill Education in 2013, he was president and CEO of Wolters Kluwer Law & Business, having previously served as vice president of Wolters Kluwer’s Legal Markets Group, where he was responsible for overall strategy, business development and sales and marketing. Prior to Wolters Kluwer, Mr. Dorman was head of global product management at Gartner Inc. and head of strategy for LexisNexis UK, a unit of Reed Elsevier. Mr. Dorman graduated from the Royal Military Academy Sandhurst and served as an officer in the British Army’s Corps of Royal Military Police.

Stephen Laster has been the Chief Digital Officer of McGraw-Hill Education, Inc. since the Founding Acquisition having held the same position at the McGraw-Hill Education segment of MHC since September 2012. Before joining McGraw-Hill Education, Mr. Laster led Intelligent Solutions, LLC, and served as the Chief Information and Technology Officer of the Harvard Business School. Before joining Harvard, Mr. Laster held several leadership positions at Babson College, including Chief Technology Officer for Babson’s for-profit eLearning company and Director of Curriculum Innovation and Technology. While at Babson, Mr. Laster taught courses at the undergraduate, graduate and executive/professional level in technology leadership, problem solving, software design, and eLearning product development. Mr. Laster holds a bachelor’s degree from Bowdoin College, an MBA from the F.W. Olin Graduate School of Business at Babson College, is a former trustee of Babson College, is on the board of the Sloan Consortium for Online Learning and is a member of the board of directors of the IMS Global Learning Consortium.

Larry Berg has been the Chairman of the Board of McGraw-Hill Education, Inc. since March 2014 and has been a Director since March 2013. Mr. Berg is a Senior Partner at Apollo having joined in 1992, and oversees the Firm’s efforts in industrials and education. Before that time, Mr. Berg was a member of the Mergers and Acquisitions group of Drexel Burnham Lambert Incorporated. Mr. Berg serves on the board of directors of Jacuzzi Bath, Panolam, and Crisis Text Line and he previously served on the boards of Laureate International Universities, Sylvan Learning, Berlitz, and Connections Academy. Mr. Berg graduated magna cum laude with a BS in Economics from the University of Pennsylvania’s Wharton School of Business and received an MBA from the Harvard Business School. The Board believes that Mr. Berg’s extensive experience in making and managing private equity investments on behalf of Apollo and his experience in financing, analyzing and investing in public and private companies enables him to provide meaningful input and guidance to the Board and the Company.

Nancy Lublin has been a Director of McGraw-Hill Education, Inc. since November 2015. Ms. Lublin has served as CEO of Crisis Text Line since 2015. From 2003 until 2015, Ms. Lublin has served as CEO of

DoSomething.org. In 2013, while still the CEO of DoSomething.org, Ms. Lublin turned her popular TED talk into Crisis Text Line. Crisis Text Line is the first 24/7, free, nationwide-text line for people in crisis. Prior to her work at DoSomething.org and Crisis Text Line, Ms. Lublin founded Dress for Success, a global entity that provides interview suits and career development training to women in need. Ms. Lublin is the author of the best-selling business books, Zilch: The Power of Zero in Business and XYZ Factor. She serves on the board of trustees for The New School. Ms. Lublin serves as a director because her leadership experience provides valuable insight and perspective on general strategic and business matters.

Jonathan Mariner has been a Director of McGraw-Hill Education, Inc. since February 2016. Mr. Mariner is the Chief Investment Officer of Major League Baseball (MLB) and is responsible for managing the baseball industry’s endowment fund, its pension assets and potential new strategic investments. Mr. Mariner served as MLB’s Chief Financial Officer from 2002 until 2014. Before joining MLB, Mr. Mariner served as Executive Vice President and CFO of the Florida Marlins. Mr. Mariner earned a B.S. degree in accounting from the University of Virginia and received an MBA from Harvard Business School. He serves as a director because of his financial acumen and operational and leadership experience, which enables him to provide valuable insight and perspective on various strategic, financial, risk management, operational and business matters.

Antoine Munfakh has been a Director of McGraw-Hill Education, Inc. since the Founding Acquisition. Mr. Munfakh is a Principal at Apollo having joined in 2008. Before that time, Mr. Munfakh spent two years as an Associate at the private equity firm Court Square Capital Partners. Previously, Mr. Munfakh was an Analyst in the Financial Sponsor Investment Banking group at JPMorgan. Mr. Munfakh serves on the board of directors of Maxim Game Works, CH2M Hill Companies, Apollo Education Group Inc., and Claire’s Stores. Mr. Munfakh graduated summa cum laude from Duke University with a BS in Economics, where he was elected to Phi Beta Kappa. The Board believes that Mr. Munfakh provides valuable insight to the Board on strategic and business matters, stemming from his experience analyzing, making and managing investments in public and private companies.

Ronald Schlosser has been a Director of McGraw-Hill Education, Inc. since the Founding Acquisition and previously served as Executive Chairman of McGraw-Hill Education, Inc. since the Founding Acquisition through May 1, 2014. Mr. Schlosser currently advises global leaders in private equity investing in information services, including healthcare, data services and education. He has served as Chairman and Chief Executive Officer of Haights Cross Communications, an educational and library information company, and has served as a Senior Advisor to Providence Equity Partners and Chairman of several education and information services portfolio companies, including Jones & Bartlett, Assessment Technologies Institute, Edline and Survey Sampling International. Mr. Schlosser served as Chief Executive Officer of Thomson Learning Group, after serving as Chief Executive Officer of Thomson Scientific and Healthcare, after joining Thomson Financial Publishing as its President & Chief Executive Officer in 1995. He is a Board Member of Copyright Clearance Center, New York University POLY and The Peddie School. Mr. Schlosser is a graduate of Rider University and holds an MBA from Fairleigh Dickinson University. Mr. Schlosser serves as a Director because of his extensive industry and business experience in the education and information sectors, which enables him to offer the Board important industry-specific perspectives, and his experience as CEO of Thomson, which provides the Board with operational matters expertise.

Itai Wallach has been a Director of McGraw-Hill Education, Inc. since March 2017. Mr. Wallach is a Principal at Apollo, having joined in 2012. Before joining Apollo, Mr. Wallach was a member of the Financial Sponsors Group at Barclays Capital. Mr. Wallach also serves on the board of directors of Jacuzzi Brands and The Fresh Market. He graduated with distinction from the Richard Ivey School of Business at the University of Western Ontario where he was an Ivey Scholar. The Board believes that Mr. Wallach provides valuable insight on strategic and business matters, stemming from his experience analyzing, making and managing investments in public and private companies.

Lloyd G. Waterhouse has been a Director of McGraw-Hill Education, Inc. since the Founding Acquisition and was the President and Chief Executive Officer since the Founding Acquisition until his retirement on April 8,

2014. He was previously the President of the McGraw-Hill Education segment of MHC since June 2012. Mr. Waterhouse began his career with International Business Machines Corporation (“IBM”) in 1973 in the firm’s data processing division. He later became General Manager of Marketing and Services for IBM Asia Pacific. In 1992, he was appointed President of IBM’s Asia Pacific Services Corporation and later became Director of Global Strategy at IBM. In 1996, Mr. Waterhouse was named General Manager Marketing and Business Development, IBM Global Services, before being promoted to General Manager, E-Business Services, a division focused on consulting, education and training for customers. In 1999, Mr. Waterhouse became President and Chief Operating Officer, and later Chief Executive Officer of Reynolds & Reynolds Co., a company primarily focused on software for the automotive industry. In 2006, he was appointed Chief Executive Officer of Harcourt Education, a leader in the United States School Education sector. The parent company of Harcourt Education decided to sell the business in 2007 and it merged with Houghton Mifflin Harcourt at the end of that year. Mr. Waterhouse has since served as a director of SolarWinds, Inc., ITT Educational Services, Ascend Learning LLC, Digimarc Corporation, i2 Technologies, Inc., Atlantic Mutual Insurance Companies, JDA Software and Instructure. Mr. Waterhouse is a graduate of Pennsylvania State University and holds an MBA from Youngstown State University. The Board believes that Mr. Waterhouse provides valuable insight and perspective on general strategic and business matters, stemming from his extensive executive and management experience with IBM and Houghton Mifflin Harcourt.

Mark Wolsey-Paige has been a Director of McGraw-Hill Education, Inc. since May 2013. From 2010 to 2014 Mr. Wolsey-Paige served as an advisor to Apollo, largely on healthcare-related deals. Before becoming an advisor to Apollo, Mr. Wolsey-Paige served as Executive Vice President, Product Development & Supply at Siemens Healthcare Diagnostics from 2007 to 2009. In 2007, he was appointed Chief Strategy and Technology Officer for Dade Behring Inc. before its acquisition by Siemens. Previously, Mr. Wolsey-Paige worked at Baxter Diagnostics, which became a part of Dade Behring, and became Vice President, Strategy and Business Development in 2000; he remained in this role until the company was acquired, while also becoming head of Research and Development, Instrument Manufacturing and Supply Chain Management. Before joining Dade Behring, he was a consultant at Bain & Company in Boston. Before that, Mr. Wolsey-Paige served four years in the U.S. Army, achieving the rank of Captain and worked in the Strategic Plans and Policy Directorate on the Army staff in the Pentagon. Mr. Wolsey-Paige holds an MBA from Harvard University and is a graduate of Washington University. Mr. Wolsey-Paige serves as a director because his product development, corporate strategy and technology experience provides valuable knowledge and to the Board.

Board Structure

The supervision of our management and the general course of our affairs and business operations is entrusted to the Board. Upon the completion of this offering, we expect that our Board will have nine directors, three of whom will be “independent” under the rules of the New York Stock Exchange.

Our second amended and restated bylaws require any incumbent director who fails to receive a majority of the votes cast in any uncontested election to submit an offer to resign from the Board to the Nominating and Corporate Governance Committee. See “—Committees of the Board.” The Nominating and Corporate Governance Committee will determine whether to accept or reject the resignation of such director.

Status as a Controlled Company

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, which eliminates the requirements that we have a majority of independent directors on the Board and that we have compensation and governance and nominating committees composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the closing of this offering. After such 90-day period and until one year from the closing of this offering, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

If at any time we cease to be a “controlled company” under applicable stock exchange rules, the Board will take all action necessary to comply with the applicable stock exchange rules, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period. We will cease to qualify as a “controlled company” once Apollo ceases to control a majority of our voting stock.

Following the closing of this offering, the Board will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. In connection with this offering,                  will be designated as Class I directors,                  will be designated as Class II directors and                  will be designated as Class III directors.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of the Board may have the effect of delaying or preventing changes in control. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Committees of the Board

Audit Committee. Upon the closing of this offering, we expect that our Audit Committee will consist of three members. Under the New York Stock Exchange listing rules, we will be required to have an audit committee with one independent director during the 90-day period beginning on the closing of this offering. After such 90-day period and until one year from the date of the closing of this offering, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

Compensation Committee. Upon the closing of this offering, we expect that our Compensation Committee will consist of three members. The Compensation Committee is responsible for formulating, evaluating and approving the compensation and employment arrangements of our senior officers. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange listing rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors. We expect that the Compensation Committee will initially consist of the following members: Messrs. Berg, Munfakh and Schlosser.

Nominating and Corporate Governance Committee. Upon the closing of this offering, we expect that our Governance and Nominating Committee will consist of three members. The Nominating and Corporate Governance Committee is responsible for assisting the Company in identifying and recommending candidates to the Board, recommending composition of the Board and committees and reviewing and recommend revisions to the corporate governance guidelines. We expect that the Nominating and Corporate Governance Committee will initially consist of the following members: Messrs. Berg and Waterhouse and Ms. Lublin.

Code of Ethics

We have adopted a code of ethics, referred to as our “Code of Business Ethics,” that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and senior financial and accounting officers. A copy of our Code of Business Ethics is available on our website at www.mheducation.com.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion describes our process of determining the compensation and benefits provided to our “named executive officers” in fiscal year 2016.

Our named executive officers for fiscal year 2016 are:

•	David Levin, President, Chief Executive Officer (“CEO”) and Director

•	Patrick Milano, Executive Vice President, Chief Financial Officer (“CFO”), Chief Administrative Officer (“CAO”) and Assistant Secretary

•	Peter Cohen, Executive Vice President

•	Mark Dorman, President, Higher Education, Professional, and International

•	Stephen Laster, Chief Digital Officer

Executive Compensation Programs

Compensation Philosophy and Objectives

Our executive compensation philosophy is focused on pay for performance and is designed to reflect appropriate governance practices aligned with the needs of our business. We grant target levels of compensation that are designed to attract and retain employees who are able to meaningfully contribute to our success. The Compensation Committee of the Board (the “Compensation Committee”) considers several factors in designing target levels of compensation, including, but not limited to, historical levels of pay for each executive, actual turnover in the executive ranks, market data on the compensation of executive officers at similar companies, and its judgment about retention risk with regard to each executive relative to his or her importance to the Company.

The Company’s mix of fixed versus variable compensation, within the target total level of pay, is driven by the Company’s emphasis on pay for performance. The Company uses variable compensation, including performance equity grants, together with management’s accumulated equity holdings, both vested and unvested, to enhance alignment of the interests of our named executive officers and the interests of the Company’s stockholders.

Specifically, for fiscal year 2016, the objectives of our executive compensation programs focused on delivering key initiatives and performance goals for our five-year plan. Our objectives were as follows:

•	Deliver on our strategic imperatives for 2016: Focus, Simplify, Expand

–	Focus on driving scale, leadership and increased market share

–	Simplify by consolidating delivery platforms, optimizing content creation and course lifecycle management, and redesigning service and support model

–	Expand our business frontiers to gain scale faster through enterprise, services and test preparation

•	Achieve operational excellence by continuing to implement best practices, eliminate redundant or unnecessary practices, and streamline practices in order to achieve best quality results

•	Align the interests of our executives with those of the Company’s stockholders, by rewarding them for delivering on the key initiatives that will position MHE as a leading force in digital education products and learning methods

•	Encourage achievement of Plan EBITDA (as defined below) goals

•	Enable the hiring and retention of high-caliber talent

•	Provide appropriate incentives for both business and individual performance

•	Encourage prudent, but not excessive, risk-taking

•	Build value by linking a significant portion of compensation to long-term company performance

•	Develop an entrepreneurial culture that contributes to our continued growth, by being performance-driven, nimble, and cost-conscious

Compensation Programs

For fiscal year 2016, the principal elements of our executive compensation programs were as follows:

Compensation Element	Brief Description	Objectives
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain the most talented and skilled executives

Annual Incentive Plan	Variable cash compensation earned based on achieving pre-established annual goals	Motivate and reward executives to achieve or exceed MHE’s current year Plan EBITDA goals

Equity Awards	Nonqualified option awards made to senior leaders, and restricted stock units granted in connection with corporate dividends	Align performance of our key talent with the Company’s stockholders

Further, we provide our named executive officers with severance payments and benefits, retirement benefits, limited perquisites and other fringe benefits, and participation in health and welfare plans available to our employees generally.

The following discussion provides further details on these executive compensation programs.

Base Salaries

Base salaries provide a fixed amount of cash compensation on which our named executive officers can rely. As of December 31, 2016, the annual base salaries for our named executive officers were as follows:

Name / Title	Fiscal Year 2016 Base Salary
D. Levin	$1,000,000
President, CEO and Director
P. Milano	$550,000
Executive Vice President, CFO, CAO and Assistant Secretary
P. Cohen	$650,000
Executive Vice President
M. Dorman	$525,000
President, Higher Education, Professional, and International
S. Laster	$500,000
Chief Digital Officer

In determining base salaries for fiscal year 2016, we reviewed relevant market data to obtain a general understanding of current market practices, so we can design our executive compensation program to be competitive. Market data is not used exclusively, but rather as a point of reference to draw comparisons and distinctions. We also take into account an executive officer’s job responsibilities, performance, qualifications and skills in determining individual compensation levels.

The survey data we primarily used in determining fiscal year 2016 compensation were (i) the Towers Watson Executive Compensation Media Survey, for which we utilized a sample of firms focusing on book publishers, business to business media, consumer magazines, newspapers, information services, and multiple media platforms, and (ii) the Radford Executive Compensation Survey, which focuses on technology firms. In all cases, data for firms with revenues in the $1 billion to $3 billion range was used.

2016 Annual Incentive Plan (AIP)

The 2016 Annual Incentive Plan (“AIP”) is designed to incentivize maximizing EBITDA, through revenue generation, platform growth and development, and operational efficiencies.

For 2016, the bonus pool was determined based on the level of achievement of our Company-wide annual Plan EBITDA goal as compared to our annual target Plan EBITDA goal, as follows:

AIP EBITDA Table

Annual Plan EBITDA achieved compared to target goal:	% of Target Pool Funded:	Actual Plan EBITDA achieved:	% of Target Pool Funded:
Less than $441 million	0%	$417.3 million	0%
Greater than or equal to $441 million but less than $490 million	Linear interpolation between 90% and 100%
$490 million	100%
Greater than $490 million, but less than $588 million	Linear interpolation between 100% and 200%
$588 million or greater	200%

Plan EBITDA results for 2016 were finalized and pool funding approved by the Compensation Committee in March 2017. Actual Plan EBITDA was $417.3 million, which corresponded to a 0% pool funding level. 2016 was a difficult year for the education industry overall, and MHE experienced severe and unexpected declines in the Higher Education market and smaller than anticipated new adoption opportunities for K-12. Both of these factors materially impacted total MHE financial performance. While the total market opportunity was smaller in 2016, MHE was able to increase its market share for both Higher Education and K-12 segments. While actual Plan EBITDA performance was less than 90% of budget, in consideration of market outperformance, the collective effort that went into maximizing Plan EBITDA for the period, and the desire to retain top talent in the midst of a challenging market environment, the Compensation Committee approved a discretionary bonus pool which was used to recognize outstanding performance in difficult market conditions.

As in prior years, the bonus pool allocations to business units were made based on achievement of unit-level performance metrics, attainment of strategic objectives and impact on our overall performance and success. The allocated portions of the bonus pool to each business unit was further allocated to individual participants. Individual bonuses were determined based on the business unit manager’s assessment of the individual’s performance, taking into account quantitative and qualitative criteria, including the individual’s performance against his or her objectives and the individual’s contributions to key strategic initiatives of the business unit or MHE overall. Individual allocations to our named executive officers other than our CEO are based on the recommendations of the CEO and are subject to the review and approval of the Compensation Committee. The Compensation Committee also determines our CEO’s bonus achievement. In balancing 2016 financial results against real gains made in market share and product development, the Compensation Committee awarded a special bonus to each named executive officer equal to 20% of each such named executive officer’s annual target bonus.

The following table sets forth each of our named executive officers’ target and achieved bonus amounts under the 2016 AIP:

Executive	2016 AIP Target Bonus	2016 AIP Actual Bonus
David Levin	$1,000,000	$200,000
President, CEO and Director
Patrick Milano	$550,000	$110,000
Executive Vice President, CFO, CAO and Assistant Secretary
Peter Cohen	$422,500	$84,500
Executive Vice President
Mark Dorman	$341,250	$68,250
President, Higher Education, Professional & International
Stephen Laster	$325,000	$65,000
Chief Digital Officer

McGraw-Hill Education, Inc. Equity Program

We established the McGraw-Hill Education, Inc. Management Equity Plan (the “Management Equity Plan”) in fiscal year 2013 as a platform to grant equity awards to our key employees, including our named executive officers. The Management Equity Plan was designed to align the interests of our most senior leaders with those of the Company’s stockholders. For our named executive officers and other senior leadership team members, we have historically granted awards of options to acquire common stock of the Company, with a per share exercise price not less than the fair market value of a share of the Company’s common stock as of the date of the grant. Messrs. Milano, Cohen, Dorman and Laster each received option awards at the time the Management Equity Plan was established in fiscal year 2013, Mr. Levin received option awards upon his hire in fiscal year 2014, Mr. Dorman received an additional option award in 2014 as he took on additional responsibility in his leadership of the Professional business unit, and each of Messrs. Levin, Milano, Cohen and Laster received additional option awards in 2015 in recognition of their work on the divestiture of the Company’s CTB business as well as their contributions to the preparation of this prospectus.

In determining the size of the option awards granted to our named executive officers, our Compensation Committee took into account the named executive officer’s level of responsibility within the Company and potential to improve the long-term, overall value of the business.

The option awards were initially tied to service and performance goals which contribute to our five-year economic plan, and were generally designed to encourage appreciation of the business, retention and achievement of our performance goals for the next five years.

The original vesting terms of the options were as follows: 50% of each option vested in equal installments of 20% over five years, except that 50% of Mr. Cohen’s 2013 grant vested in equal installments of 25% over four years, and Mr. Milano’s 2015 grant vests in full on the third anniversary of the grant date, in each case, provided that the executive remains continuously employed by MHE through the applicable vesting date. The remaining 50% of the option vested in equal installments of 20% on each of the same five anniversaries, except that the remaining 50% of Mr. Cohen’s 2013 grant vests in equal installments of 25% on each of the same four anniversaries, and Mr. Milano’s 2015 grant vests in full on the third anniversary of the grant date, in each case, provided that the executive remains continuously employed by MHE through the applicable vesting date and certain performance criteria were met with respect to each fiscal year during the vesting period. As of December 31, 2016, each NEO had vested in each performance tranche through the fiscal 2015 performance period.

On July 15, 2016, the Compensation Committee amended the vesting conditions applicable to the unvested portion of the performance-based vesting portion of outstanding equity awards for all employees, including our named executive officers. Performance measures were removed so that all unvested options will vest based solely on continued employment through the remaining vesting period, which was extended in most cases beyond the original vesting schedule. The Option Agreements issued to Messrs. Milano, Dorman and Laster in fiscal year 2013 were amended to extend the vesting of the remaining unvested performance-based options to vest in equal annual installments in 2019 and 2020, subject to continued service through each such applicable vesting date. The Option Agreement issued to Mr. Cohen in fiscal year 2013 was amended to extend the vesting of the remaining unvested performance-based options to vest in equal annual installments in 2018 and 2019, subject to continued service through each such applicable vesting date. The Option Agreement issued to Mr. Levin in fiscal year 2014 was amended to extend the vesting of the remaining unvested performance-based options to vest in equal annual installments in 2019, 2020 and 2021, subject to continued service through each such applicable vesting date. The Option Agreement issued to Mr. Dorman in 2014 was amended to extend the vesting of the remaining unvested performance-based options to vest in equal annual installments in 2018, 2019 and 2020, subject to continued service through each such applicable vesting date. The Option Agreements issued to Messrs. Levin, Cohen and Laster in 2015 were amended to provide that the unvested performance-based options would vest based on continued service over the original vesting period, such that the options will continue to vest in 20% annual installments on each applicable vesting date. The Option Agreement issued to Mr. Milano in 2015 was amended to provide that unvested performance-based options would vest based on continued service over the original vesting period, such that the options will vest in full on the third anniversary of the date of grant.

The option award agreements under the Management Equity Plan also contain noncompetition, non-solicitation, confidentiality, nondisclosure and other restrictive covenants. These restrictions apply to all of the named executive officers. The duration of the noncompetition and non-solicitation covenants for all named executive officers extend for one year following termination of employment.

In April 2017, we revised Mr. Cohen’s long-term bonus plan. In lieu of all payments under the previous plan for 2016, 2017 and 2018, Mr. Cohen will be entitled to receive a bonus, payable in common shares or cash at the discretion of the Company, upon the earlier of a change in control (as defined in the Management Equity Plan) or an initial public offering based on the total enterprise value (“TEV”) of the Company in connection with such event. If neither event occurs on or prior to December 31, 2018, Mr. Cohen will remain eligible to receive a TEV bonus based on the TEV of the Company using the most recent third party valuation as of that date. The maximum bonus available under this plan is $1,875,000 if a predetermined TEV is achieved. In order to be eligible to receive the bonus, Mr. Cohen must remain employed through the earlier of a change in control, an initial public offering, or January 1, 2018, and must remain in compliance with applicable restrictive covenants. In addition, Mr. Cohen will remain eligible to receive the bonus if his employment terminates prior to such events or such date due to a “qualifying termination” (as defined in the bonus plan, and including death, termination by the Company other than for “cause” (including as a result of his “disability”) or by him for “good reason” (in each case, as defined in the Management Equity Plan)) or if he voluntarily resigns without good reason and shortly thereafter commences full time employment with the University of Phoenix, Inc. or its affiliates (collectively, a “Good Leaver Termination”); subject to continued employment with the University of Phoenix, Inc. or its affiliates, through the same dates as otherwise required under the bonus plan had his employment with the Company continued, or if his employment is terminated by the University of Phoenix, Inc. or its affiliates without cause prior to such dates. Payment of the bonus is contingent upon Mr. Cohen’s execution and non-revocation of a waiver and release of claims in favor of the Company and its affiliates. In addition, the revised bonus plan provides for a one-time special bonus of $84,500 to be paid in January 2018, subject to continued employment through January 1, 2018, or if his employment terminates pursuant to a Good Leaver Termination. Under the revised bonus plan, shares of our common stock held by Mr. Cohen will not be repurchased prior to July 1, 2019, and Mr. Cohen’s vested options will remain outstanding and exercisable until June 30, 2019, provided in each case that Mr. Cohen remains employed through January 1, 2018, or if his employment terminates pursuant to a Good Leaver Termination. In April 2018, Mr. Cohen will have a one-time special right to sell all (and not less than all) shares of our common stock held by him as of such time to the Company or Apollo, at a per-share price equal to the fair market value as of March 31, 2018, provided that he remains employed through January 1, 2018, or if his employment terminates pursuant to a Good Leaver Termination and provided that a change in control or IPO has not yet occurred. Pursuant to the terms of the revised bonus plan, Mr. Cohen shall no longer be a participant in, or eligible to receive payments or benefits under, the AIP, the Executive Severance Plan, or any other bonus or severance plan or arrangement of the Company or its affiliates.

Adjustments to Options and Dividend Restricted Stock Units

Options granted under the Management Equity Plan were equitably adjusted in fiscal year 2016 in light of an extraordinary dividend of $28.4551 made on May 4, 2016. In prior years, dividends were delivered to option holders either through (i) a reduction in the exercise price by the full amount of the per share dividend, where possible, or (ii) through a combination of a reduction in the exercise price and an equivalent value grant in restricted stock units for the remaining amount (“dividend RSUs”). In 2016, the full per share value of the dividend was instead delivered as (i) an immediately payable cash dividend equivalent on all vested options and (ii) for unvested options and dividend RSUs, a cash dividend equivalent payable upon vesting.

See “—Potential Payments upon Termination or Change in Control” for a description of the treatment of options and dividend RSUs upon certain events.

Severance Benefits

We are obligated to pay severance or other enhanced benefits to our named executive officers upon certain terminations of their employment. Our severance programs are designed to promote loyalty, and to provide executives with security and reasonable compensation upon an involuntary termination of employment. Messrs. Levin, Milano, Cohen, Dorman and Laster participate in the McGraw-Hill Education, Inc. Executive Severance Plan (the “Executive Severance Plan”), which was established in fiscal year 2013 to become effective as of the first anniversary of the closing of the Founding Acquisition. Under certain circumstances, Mr. Levin is entitled to enhanced severance benefits if he incurs an involuntary termination within the first three years of his hire. These enhanced severance benefits were negotiated at arm’s-length in connection with his employment agreement, to encourage Mr. Levin’s relocation to New York City, where our headquarters are located.

Further details regarding the severance benefits provided to our named executive officers can be found under “—Potential Payments upon Termination or Change in Control.”

Retirement Benefits

Each named executive officer participates in our 401(k) plan, which is a qualified defined contribution plan available to our employees generally.

In addition, accounts held by one of our named executive officers under a nonqualified defined contribution plan sponsored by our prior parent company, called The McGraw-Hill Companies, Inc. 401(k) Savings and Profit Sharing Supplement Plan, transferred to MHE in connection with the Founding Acquisition. These accounts held amounts that our named executive officer was permitted to defer in 2012 in excess of the tax code limitations imposed on the 401(k) plan. The accounts will be payable upon the named executive officer’s retirement or termination. We will continue to credit these accounts until payment, at the rate equal to 120% of the annual applicable deferred long-term rate for December of the prior year. For the fiscal year 2016 portion of interest credited by MHE, the December 2015 rate was 3.13%.

Perquisites and Fringe Benefits

We provide a limited number of perquisites and fringe benefits to our named executive officers, such as health club memberships and annual physical exams, to be competitive with the marketplace. We also provide

Mr. Levin with certain benefits related to the travel of his spouse between her workplace in the United Kingdom and their residence in New York City. See “—Fiscal Year 2016 Summary Compensation Table” for a discussion of these benefits.

Health and Welfare Benefits

Our named executive officers participate in our health and welfare benefit plans, which are available to our employees generally. Our health and welfare benefit plans include medical insurance, dental insurance, life insurance, accidental death and dismemberment insurance, and short-term and long-term disability insurance. We also provide our named executive officers supplemental benefits under the Executive AD&D Insurance and Management Supplemental Death & Disability Benefit plans. We provide these benefits in order to provide our workforce with a reasonable level of financial support in the event of illness or injury, to enhance productivity and job satisfaction, and to remain competitive.

Prior Company Performance Awards

In fiscal year 2012, our prior parent company granted cash-based performance awards to Messrs. Milano and Laster. The value of these awards was determined based on our prior parent company’s achievement of its earnings per share goals for 2012, and as a result of our prior parent company exceeding the applicable maximum performance goal, these awards were valued at 150% of target level. To encourage retention, the awards were conditioned on continued service with the Company until December 31, 2014, and each of Messrs. Milano and Laster satisfied this service requirement. 50% of Mr. Milano’s award was paid in fiscal year 2013 in recognition of his service towards closing the Founding Acquisition and transition efforts. The remaining 50% of Mr. Milano’s award and 100% of Messrs. Laster’s award were paid in 2015.

Fiscal Year 2016 Summary Compensation Table

The following table sets forth the compensation paid or awarded to our named executive officers by MHE and its affiliates for services rendered in all capacities to MHE and its affiliates in fiscal year 2016:

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
David Levin	2016	$1,000,000	$200,000	$—	—	$—	$—	$1,616,140	$2,816,140
Chief Executive Officer	2015	1,000,000	—	—	685,100	1,000,000	—	218,083	2,903,183
	2014	753,788	100,000	435,787	9,595,769	1,000,000	—	921,544	12,806,888

Patrick Milano	2016	550,000	110,000	—	—	—	—	935,202	1,595,202
Executive Vice President,	2015	550,000	—	415,296	685,100	1,962,500	—	11,271	3,624,167
CFO and CAO	2014	550,000	—	1,160,386	—	605,000	—	—	2,315,386

Peter Cohen	2016	650,000	84,500	—	—	—	—	958,077	1,692,577
Executive Vice President, McGraw-Hill Education	2015	650,000	—	332,233	205,530	422,500	—	11,271	1,621,534

Mark Dorman	2016	461,288	68,250	—	—	—	—	619,348	1,148,886
President, Higher Education, Professional, and International

Stephen Laster	2016	500,000	65,000	—	—	—	—	573,825	1,138,825
Senior Vice President,	2015	450,000	—	249,177	137,020	600,000	—	7,650	1,443,847
Chief Digital Officer	2014	425,000	—	696,229	—	257,125	—	1,200	1,379,554

(1)	For 2016, actual Plan EBITDA achievement corresponded to a 0% AIP bonus pool funding level. The Compensation Committee awarded special bonuses under the AIP equal to 20% of each NEO’s annual target bonus in balancing 2016 financial results against real gains made in market share and product development. Compensation reported under this column for Mr. Levin in 2014 represents a signing bonus upon hire.
(2)	For Messrs. Milano, Cohen and Laster, compensation reported in this column for 2014 represents the RSUs granted as dividends on July 18, 2014 and December 16, 2014, and for 2015 represents the RSUs granted as dividends on April 6, 2015. Mr. Levin received an equity grant of $200,000 in 2014. The value reported includes a gross-up payment for taxes on the imputed income in respect to Mr. Levin’s equity grant.
(3)	Option awards reported in 2014 and 2015 represent the aggregate grant date fair value of awards granted during the applicable period determined in accordance with the applicable accounting guidance for equity-based awards. See Note 1 to the consolidated financial statements for an explanation of the methodology and assumptions used in the FASB ASC Topic 718 valuations. The per share exercise price for each option award outstanding as of April 6, 2015 reflects the adjustment made to account for the extraordinary cash dividend declared on our common stock on such date. For purposes of ASC Topic 718, no incremental fair value resulted from such adjustment.
(4)	The amounts reported in this column include payments of cash incentive awards paid under the AIP for performance years 2014 and 2015. Awards reported in respect of a fiscal year are paid early in the following fiscal year. In addition, for Mr. Milano for 2014, this column includes the accelerated payment of 50% of his 2012 Cash-Based Performance Award ($562,500). For 2015, for Messrs. Milano, Dorman and Laster, this column also includes the payment of their 2012 Cash-Based Performance Awards. Additionally, Mr. Milano received payment of a 2012 Special Restricted Cash Award granted in 2012 ($350,000), and payment of a special award for successful disposition of CTB ($500,000). Additionally, Mr. Laster received a special bonus reflecting his work on the CTB disposition ($50,000).
(5)	None of our named executive officers received any above-market or preferential earnings in respect of any nonqualified deferred compensation plan or benefit provided by the Company.
(6)	“All Other Compensation” is reflected in the below table and notes.

Name	Airfare(1)	Tax Prep(2)	Health Club Reimbursement	Dividend Equivalent Payments(3)	Total
David Levin	$43,734	$39,353	$1,200	$1,531,852	$1,616,140
Patrick Milano	—	—	—	$935,202	$935,202
Peter Cohen	—	—	—	$958,077	$958,077
Mark Dorman	—	—	$1,200	$618,148	$619,348
Stephen Laster	—	—	$1,200	$572,625	$573,825

(1)	This amount includes reimbursement for Mr. Levin’s spouse for roundtrip business-class travel from London to New York per Mr. Levin’s contract.
(2)	This amount includes reimbursement of 2014, 2015 and 2016 tax prep fees per Mr. Levin’s contract.
(3)	These amounts are for dividend equivalents paid or credited and accumulated on outstanding options and dividend RSUs which were or became vested and/or settled in 2016. Vesting and settlement of dividend RSUs and vesting of Options triggers payment to the holder of all associated credited and accumulated dividend equivalents.

Fiscal Year 2016 Grants of Plan-Based Awards Table

The following table includes each grant of an award made to the named executive officers in fiscal year 2016 under any equity-based and non-equity incentive plan:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
D. Levin		—	1,000,000	2,000,000	—	—	—	—	—	—	—
P. Milano		—	550,000	—	—	—	—	—	—	—	—
P. Cohen		—	422,500	—	—	—	—	—	—	—	—
M. Dorman		—	341,250	—	—	—	—	—	—	—	—
S. Laster		—	325,000	—	—	—	—	—	—	—	—

(1)	Represents annual cash incentive targets under the AIP for fiscal year 2016. Pursuant to the terms of the AIP, participants are given a target award amount, but are not provided maximum or threshold award amounts on an individual basis, except that Mr. Levin’s Employment Agreement provides for a maximum bonus opportunity equal to 200% of his base salary. For 2016, actual Plan EBITDA achievement corresponded to a 0% AIP bonus pool funding level. The Compensation Committee awarded special bonuses under the AIP equal to 20% of each NEO’s annual target bonus in balancing 2016 financial results against real gains made in market share and product development, which bonuses were paid on March 15, 2017.

2016 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards
Name(1)	Grant Date	Number of Securities Underlying Unexercised Options(2) #Exercisable	Number of Securities Underlying Unexercised Options(3) #Unexercisable	Option Exercise Price ($)(4)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)(5)	Market Value of Shares or Units of Stock That Have not Vested ($)
D. Levin	4/29/2014	51,834	77,751	$113.42	4/29/2024
	6/5/2015	2,000	8,000	160.45	6/5/2025

P. Milano	5/15/2013	31,864	21,243	29.02	5/15/2023
	7/18/2014					2,348	$316,980
	12/16/2014					1,245	$168,075
	4/6/2015					1,035	$139,725
	6/5/2015		10,000	160.45	6/5/2025

P. Cohen	5/15/2013	31,864	10,621	29.02	5/15/2023
	7/18/2014					939	$126,765
	12/16/2014					498	$67,230
	4/6/2015					413	$55,755
	6/5/2015	600	2,400	160.45	6/5/2025

M. Dorman	5/15/2013	19,118	12,746	29.02	5/15/2023
	7/18/2014					1,408	$190,080
	12/16/2014					748	$100,980
	4/6/2015					620	$83,700
	10/3/2014	2,000	3,000	113.42	10/3/2024

S. Laster	5/15/2013	19,118	12,746	29.02	5/15/2023
	7/18/2014					1,408	$190,080
	12/16/2014					748	$100,980
	4/6/2015					620	$83,700
	6/5/2015	400	1,600	160.45	6/5/2025

(1)	This table does not address any legacy equity award holdings by our named executive officers under the equity plans and programs of our prior parent company.
(2)	Stock options awarded to our named executive officers during fiscal years 2013, 2014 and 2015 vested 50% based on time-based vesting and 50% based on performance-based vesting for fiscal years 2013, 2014 and 2015. A 2016 amendment to these grants converted performance-based vesting to time-based vesting and extended the vesting period for the original performance-based options. The stock options reported here represent the stock options that were exercisable as of December 31, 2016 for Messrs. Levin, Milano, Cohen, Dorman and Laster.
(3)	The stock options reported in this column represent the stock options awarded during fiscal years 2013, 2014, and 2015 that have not vested. The stock options generally vest in annual installments on each anniversary of the grant date, except that options granted in 2013 vest on March 22 of each year. The stock options awarded in 2013 to Messrs. Milano, Dorman and Laster vest in 20% annual installments in years 1–3 and 10% annual installments in years 4–7, subject to continued service through the applicable vesting date. The stock options awarded in 2013 to Mr. Cohen vest in 25% annual installments in years 1–3, a 12.5% annual installment in year 4, and 6.25% annual installments in years 5–6, subject to continued service through the applicable vesting date. The stock options awarded in 2014 to Mr. Levin vest in 20% annual installments in years 1–2, 10% annual installments in years 3–4, a 20% annual installment in year 5, and 10% annual installments in years 6–7, subject to continued service through the applicable vesting date. The stock options awarded in 2014 to Mr. Dorman vest in 20% annual installments in years 1–2, a 10% annual installment in year 3, 20% annual installments in years 4–6, and a 10% annual installment in year 7, subject to continued service through the applicable vesting date. The stock options awarded in 2015 to Messrs. Levin, Cohen, and Laster vest in equal 20% annual installments over 5 years, subject to continued service through the applicable vesting date. The stock options awarded in 2015 to Mr. Milano vest in full in year 3, subject to continued service through the applicable vesting date.
(4)	The per share exercise price for each option award outstanding as of December 31, 2016 reflects all the adjustments made to account for extraordinary cash dividends declared on McGraw-Hill Education, Inc.’s common stock as of such date. For purposes of ASC Topic 718, no incremental fair value resulted from such adjustment.
(5)	Represents unvested dividend RSUs granted on July 18, 2014, December 16, 2014, and April 6, 2015.

Option Exercises and Stock Vested Table

The following table includes dividend RSUs that vested to the named executive officers in fiscal year 2016:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
David Levin Chief Executive Officer	—	—	—	—

Patrick Milano Executive Vice President, CFO, and CAO	—	—	2,313	$462,656

Peter Cohen Executive Vice President, McGraw-Hill Education	—	—	2,776	$555,162

Mark Dorman President, Higher Education, Professional, and International	—	—	1,388	$277,592

Stephen Laster Senior Vice President, Chief Digital Officer	—	—	1,388	$277,592

(1)	Represents previously awarded dividend RSUs that vested when the underlying stock options vested on March 22, 2016.
(2)	Represents the value as of the date of vesting based on a share price of $200.

Employment Agreement with David Levin

Only one of our named executive officers, Mr. Levin, is party to an employment agreement. Mr. Levin’s employment agreement is dated December 14, 2013 and was amended as of March 31, 2014. Described below are the details of the compensation and benefits terms of Mr. Levin’s employment agreement, as amended.

•	Term; Transition: David Levin became President and CEO effective March 31, 2014, for an initial period of three years from that date, with an automatic renewal each year thereafter unless and until the Company or Mr. Levin provides written notice of non-renewal to the other party at least ninety (90) days before the expiration date.

•	Base Salary: Mr. Levin is entitled to an annual base salary of no less than $1,000,000, subject to annual review.

•	Annual Bonus: For fiscal year 2014 and subsequent years, Mr. Levin’s annual incentive opportunity is a target bonus of 100% of his base salary, and he has the potential to earn less than or up to 200% of the target bonus based on his achievement against pre-established performance goals. For fiscal year 2016, Mr. Levin’s annual bonus will be subject to certain individual performance goals including the achievement of Plan EBITDA and other financial objectives, the achievement of cost savings objectives, actions taken to strengthen the leadership team, the identification and resolution of critical business challenges in a timely manner, and the acceleration of the Company’s digital transformation through acquisitions and new product releases.

•	McGraw-Hill Education Equity: On April 29, 2014, Mr. Levin was provided an option grant. Additionally, on May 1, 2014, Mr. Levin invested $355,244 of his own funds in the Company in exchange for the Company’s common stock, and was granted a subsequent award of $200,000 of the Company’s common stock.

•	Board Membership: Mr. Levin will be a member of the Board during the term of his employment.

•

Relocation and Housing Allowance: Through December 31, 2014, the Company made available comprehensive relocation benefits, including temporary housing for Mr. Levin and his family for up to four months; moving costs for household goods; realtor fees in connection with the lease of a new apartment in Manhattan, and other relocation costs including tax advice related to his relocation, as well as tax strategy and business advice for the business holdings of Mrs. Levin; and reimbursement for fees and costs in connection with the transfer of pension investments from the United Kingdom to the United States. In addition, Mr. Levin received a monthly housing allowance of $20,000 for the seventeen month period following the end of the four-month temporary housing period, along with other relocation costs or benefits as may be agreed upon between the Company and Mr. Levin. Reimbursement is also provided for one round trip, business-class trip per month for Mrs. Levin to the United Kingdom.

•	Other Benefits: Mr. Levin is eligible for all other benefits normally provided to MHE employees, including health, savings and retirement plans, welfare and insurance plans, and other employee benefit plan practices, policies, programs and perquisites applicable generally to other senior executives of the Company. These perquisites include reimbursement for gym membership and an annual health exam fully paid for by the Company. In addition, the Company will reimburse Mr. Levin for fees related to the preparation of the tax returns for him and his spouse of up to $20,000 for the first year and up to $10,000 for each subsequent year; up to $5,000 for a one-time education consultant for their child; and a one-time reimbursement of up to $25,000 in attorney fees for the review of his Employment Agreement.

See “—Potential Payments Upon Termination or Change in Control” below for a discussion of severance payments payable to Mr. Levin under the terms of his employment agreement.

Offer Letter for Peter Cohen

In connection with his hire, Mr. Cohen received an offer letter, dated February 25, 2013, which set forth the terms and conditions of his employment. Described below are the details of the compensation and benefits terms of Mr. Cohen’s offer letter.

•	Base Salary: Mr. Cohen was entitled to an annual base salary of $550,000, subject to annual review, and quarterly payments of $25,000. His base salary has since increased to $650,000 due to the incorporation of the quarterly payments into his base salary and discontinuation of further quarterly payments.

•	Annual Bonus: Mr. Cohen was eligible to participate in the 2013 Annual Incentive Program, with a target bonus of 65% of base salary and a maximum bonus of 130% of base salary (with a guaranteed bonus of 65% of base salary ($357,500) in respect of fiscal year 2013). For fiscal year 2016, he is participating in the AIP, with a bonus target of 65% of his current base salary or $422,500.

•	Long-Term Incentive Grant: Mr. Cohen was given a one-time grant of an option to purchase 42,285 shares under the Management Equity Plan. Mr. Cohen is also entitled to receive a grant of performance-based restricted stock units as soon as reasonably practicable following the earlier of the consummation of our initial public offering or May 1, 2016. See above under “—Compensation Programs—McGraw-Hill Education, Inc. Equity Program” for the details of this grant.

•	Severance: as of December 31, 2016, Mr. Cohen was a participant in the Executive Severance Plan, described under “—Potential Payments upon Termination or Change in Control,” which supersedes any severance described under his offer letter. As described under “— Executive Compensation Programs,” pursuant to the terms of his bonus plan revised subsequent to December 31, 2016, Mr. Cohen is no longer a participant in, or eligible to receive payments or benefits under, the Executive Severance Plan or any other severance plan or arrangement of the Company or its affiliates.

On April 25, 2017, Mr. Cohen announced his resignation from the Company, effective as of April 30, 2017.

Offer Letter for Mark Dorman

In connection with his hire, Mr. Dorman received an offer letter, dated March 8, 2013, which set forth the terms and conditions of his employment. Described below are the details of the compensation and benefits terms of Mr. Dorman’s offer letter.

•	Base Salary: Mr. Dorman was entitled to an annual base salary of $440,000, subject to annual review. His base salary has since increased to $525,000 as part of the annual merit increase process, for market adjustments, and promotions.

•	Annual Bonus: Mr. Dorman was eligible to participate in the 2013 Annual Incentive Program, with a target bonus opportunity of 55% of base salary. For fiscal year 2016, he is participating in the AIP, with a bonus target of 65% of his current base salary or $341,250.

•	Long-Term Incentive Grant: Mr. Dorman was given a one-time grant of an option to purchase 31,864 shares under the Management Equity Plan.

•	Severance: Mr. Dorman is currently a participant in the Executive Severance Plan, described under “—Potential Payments upon Termination or Change in Control.” See “—Potential Payments Upon Termination or Change in Control” below for a further discussion of severance payments payable to Mr. Dorman under the Executive Severance Plan.

Offer Letter for Stephen Laster

In connection with his hire, Mr. Laster received an offer letter, dated July 31, 2012, which set forth the terms and conditions of his employment. Described below are the details of the compensation and benefits terms of Mr. Laster’s offer letter.

•	Base Salary: Mr. Laster was entitled to an annual base salary of $350,000, subject to annual review. His base salary has since increased to $500,000 as part of the annual merit increase process and for market adjustments.

•	Annual Bonus: Mr. Laster was eligible to participate in our prior parent company’s annual incentive plan, with a bonus opportunity of $150,000 (with a guaranteed bonus amount of $150,000 in respect of fiscal year 2012). For fiscal year 2016, he is participating in the AIP, with a bonus target of 65% of his current base salary or $325,000.

•	Long-Term Incentive Grant: Mr. Laster was eligible for a long-term incentive grant of $150,000 in fiscal year 2012 under our prior parent company’s long-term incentive plan.

•	Severance: Mr. Laster is currently a participant in the Executive Severance Plan, described under “—Potential Payments upon Termination or Change in Control,” which supersedes any severance described under his offer letter. See “—Potential Payments Upon Termination or Change in Control” below for a further discussion of severance payments payable to Mr. Laster under the Executive Severance Plan.

Fiscal Year 2016 Nonqualified Deferred Compensation Table

	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)(2)
D. Levin	$—	$—	$—	$—	$—
P. Milano	—	—	22,678	—	747,203
P. Cohen	—	—	—	—	—
M. Dorman	—	—	—	—	—
S. Laster	—	—	—	—	—

(1)	Prior to the Founding Acquisition, Mr. Milano participated in a nonqualified defined contribution plan maintained by our prior parent company, The McGraw-Hill Companies, Inc. 401(k) Savings and Profit Sharing Supplement Plan, which was frozen by our prior parent company prior to the Founding Acquisition. The account for Mr. Milano was spun off from our prior parent company’s plan, and we currently maintain the account under our successor plan, the McGraw-Hill Education Supplemental Savings Plan. The amount in this column shows earnings credited to Mr. Milano account following the closing of the Founding Acquisition, at the rate equal to 120% of the annual applicable deferred long-term rate for December of the prior fiscal year. For the fiscal year 2015 portion of interest credited by MHE, the December 2015 rate was 3.13%.
(2)	None of the amounts reported in the “Aggregate Earnings in Last FY” column are required to be reported as compensation in the Fiscal Year 2016 Summary Compensation Table because there were no above-market or preferential earnings on the deferred compensation. None of the amounts reported in the “Aggregate Balance at Last FYE” column were reported as compensation in the Summary Compensation Table for prior years because the amounts represent accounts that were spun off from our prior parent company’s plan, plus earnings that were neither above-market nor preferential.

Potential Payments Upon Termination or Change In Control

This section describes potential payments to our named executive officers upon termination of employment or change in control, assuming the termination or change in control occurred on December 31, 2016 (in accordance with SEC rules).

For those executives eligible to participate in the Executive Severance Plan, as described below, the following definitions generally apply (except where otherwise noted):

Under the Executive Severance Plan, “cause” is generally defined as (a) the Participant’s gross negligence or willful misconduct, or willful failure to attempt in good faith to substantially perform his or her duties (other than due to physical or mental illness or incapacity), (b) the Participant’s conviction of, or plea of guilty or nolo contendere to, or confession to, (i) a misdemeanor involving moral turpitude or (ii) a felony (or the equivalent of a misdemeanor involving moral turpitude or felony in a jurisdiction other than the United States), (c) the Participant’s knowingly willful violation of the Company’s written policies that the Board determines is detrimental to the best interests of the Company, (d) the Participant’s fraud or misappropriation, embezzlement or material misuse of funds or property belonging to the Company, (e) the Participant’s use of alcohol or drugs that materially interferes with the performance of his or her duties, or (f) willful or reckless misconduct in respect of the Participant’s obligations to the Company or its affiliates or other acts of misconduct by the Participant occurring during the course of the Participant’s employment, which in either case results in or could reasonably be expected to result in material damage to the property, business or reputation of the Company or its affiliates. In no event would unsatisfactory job performance alone be deemed to be “cause.”

Under the Executive Severance Plan, “good reason” is generally defined as an adverse change in function, duties or responsibilities that cause the Participant’s position to become one of substantially less responsibility, importance or scope; a material reduction in base salary or annual target bonus opportunity; a relocation of the Participant’s principal place of employment to a location more than fifty miles away, if a move to such location materially increases the Participant’s commute; or a material breach by the Company of any arrangement with the Participant.

As used in the AIP, “cause” generally means (in the absence of any applicable employment or similar agreement or participation in a Company-severance plan), a finding by the Company of: (i) gross negligence or willful misconduct, or willful failure to attempt in good faith to substantially perform duties (other than due to physical or mental illness or incapacity), (ii) conviction of, or plea of guilty or nolo contendere to, or confession to, a misdemeanor involving moral turpitude or a felony (or the equivalent of a misdemeanor involving moral turpitude or felony in a jurisdiction other than the United States), (iii) knowing and willful violation of any written Company-policies that the Compensation Committee determines is detrimental to the best interests of MHE, (iv) fraud or misappropriation, embezzlement or material misuse of funds or property belonging to MHE, (v) use of alcohol or drugs that materially interferes with the performance of his or her duties, or (vi) willful or reckless misconduct in respect of obligations to MHE or other acts of misconduct occurring during the course of employment, which in either case results in or could reasonably be expected to result in material damage to the property, business or reputation of MHE.

David Levin

Termination without Cause or for Good Reason

Mr. Levin’s payments upon termination as described in this section are based on the Executive Severance Plan, in which he participates, as well as certain additional termination payments applicable to terminations occurring on or prior to July 15, 2017, as provided under his Employment Agreement, dated December 14, 2013 and amended March 31, 2014. Severance benefits under his Employment Agreement and the Executive Severance Plan are conditioned upon Mr. Levin signing and delivering a general release of claims against the Company and related parties, as well as noncompetition, nonsolicitation, nondisclosure and other restrictive covenants substantially similar to the restrictive covenants contained in the named executive officers’ stock option award agreements with the Company.

In the event of a termination by the Company without cause or resignation by the executive for good reason (which terms have the meanings set forth in the Executive Severance Plan, except that “good reason” is expanded to include a material change in title or reporting relationship), Mr. Levin would be eligible for the following:

•	For qualifying terminations occurring after July 15, 2015, but on or prior to July 15, 2017, an enhanced cash severance payment equal to the total amount of (a) two times his annual base salary, and (b) his Target Bonus. This cash severance will be paid out in equal installments over a 24-month period following the termination event. The acceleration of severance and benefits beyond the 12-month period described in Section 2.4 of the Executive Severance Plan would not apply.

•	For qualifying terminations occurring after July 15, 2017, a cash severance payment under the Executive Severance Plan equal to the total amount of (a) his monthly base salary, multiplied by 0.9 times the number of full and partial years of his continuous service with the Company, where this amount would not be less than 12 months’ base salary, nor would it be greater than 18 months’ base salary; and (b) his Target Bonus. This cash severance would generally be payable in installments over the applicable severance period, but with respect to any installments payable for periods after the 12-month anniversary of the termination date, 110% of the value of such remaining installments would be payable as a lump sum.

•	Continued participation in all retirement, life, medical, dental, accidental death and disability insurance benefit plans or programs in which he was participating at the time of his termination, for the duration of the severance period (i.e., 12 months for qualifying terminations occurring after July 15, 2017), provided that he would be responsible for any required premiums or other payments under these plans.

•	To the extent not already paid, payment of the executive’s annual bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

•	Upon any termination by the Company without Cause or by Mr. Levin for good reason, if necessary for Mr. Levin to maintain his immigration status, the Company will provide Mr. Levin the opportunity to continue services as a consulting / part-time employee until the earlier of the end of the applicable school year in which the termination occurs or the date that Mr. Levin commences employment with a subsequent employer. Any compensation payable for such services, and the nature of those continued services, will be mutually agreed upon at the time of termination, provided that the compensation for such services shall reduce, dollar for dollar, any severance payments or benefits payable under the Severance Plan.

Termination due to Death or Disability

In the event of termination of employment due to death or disability, in addition to payment of any unpaid base salary through the date of termination and any other amounts of benefits required to be paid or provided either by law or under any plan, program, policy or practice of the Company, Mr. Levin or his estate (as the case may be) would receive the following:

•	To the extent not already paid, payment of the executive’s annual bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

Mr. Levin’s Employment Agreement permits him to terminate his employment without good reason upon 90 days’ prior written notice to the Company.

Patrick Milano, Peter Cohen, Mark Dorman and Stephen Laster

Termination without Cause or for Good Reason

Each of Messrs. Milano, Cohen, Dorman and Laster are eligible to participate in the Executive Severance Plan. Mr. Levin also participates in the Executive Severance Plan, but with modified terms under his Employment Agreement (see above for additional discussion). Severance benefits under the Executive Severance Plan are conditioned upon the executive signing and delivering a general release of claims against the Company and related parties, as well as noncompetition, nonsolicitation, nondisclosure and other restrictive covenants substantially similar to the restrictive covenants contained in the named executive officers’ stock option award agreements with the Company.

In the event of a termination by the Company without cause or resignation by the executive for good reason (which terms have the meanings set forth in the Executive Severance Plan), assuming such termination occurred on December 31, 2016, Mr. Milano, Mr. Cohen, Mr. Dorman or Mr. Laster (as applicable) would be eligible for the following:

•	A cash severance payment equal to the total amount of (a) his or her monthly base salary, multiplied by 0.9 times the number of full and partial years of his or her continuous service with the Company, subject to a minimum severance payment equal to 12 months’ base salary and a maximum severance payment equal to 18 months’ base salary; and (b) the Participant’s Target Annual Bonus. This cash severance would generally be payable in installments over the applicable severance period, but with respect to any installments payable for periods after the 12-month anniversary of the termination date, 110% of the value of such remaining installments would be payable as a lump sum.

•	Continued participation in all retirement, life, medical, dental, accidental death and disability insurance benefit plans or programs in which he or she was participating at the time of his or her termination, for 12 months, provided that he or she would be responsible for any required premiums or other payments under these plans.

•	To the extent not already paid, payment of the executive’s bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and nonqualitative performance criteria and assuming 100% of such bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and nonqualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

Termination due to Death or Disability

In the event of termination of employment due to death, disability or a qualifying retirement, in addition to payment of any unpaid base salary through the date of termination and any other amounts of benefits required to be paid or provided either by law or under any plan, program, policy or practice of the Company, Mr. Milano, Mr. Cohen, Mr. Dorman or Mr. Laster or their estate (as the case may be) would receive the following:

•	To the extent not already paid, payment of the executive’s bonus for the year prior to the year in which termination occurs, paid at the same time as annual bonuses are paid to other senior executives of the Company, taking into account solely financial or other objective and non-qualitative performance criteria and assuming one hundred percent of such bonus was based solely on such factors.

•	Payment of a pro rata annual bonus for the year in which terminated, paid at the same time as annual bonuses are paid to other senior executives of the Company, based on actual performance for such full year taking into account solely financial or other objective and non-qualitative performance criteria and assuming one hundred percent of such annual bonus was based solely on such factors.

Treatment of Option Awards and Dividend RSU Awards upon Potential Termination or Change in Control

Each of our named executive officers has received stock option awards under the Management Equity Plan. Additionally, as part of the extraordinary dividend distributions that occurred in 2014 and 2015, Messrs. Milano, Cohen, Dorman and Laster received grants of dividend RSUs.

Under the terms of the stock option award agreement and subsequent amendments for our named executive officers, if the executive’s employment terminates due to the executive’s death, by the Company due to the executive’s disability, by the Company other than for “cause” (as defined in the Management Equity Plan and summarized below), or by the executive for “good reason” (to the extent such good reason resignation right is set forth in any applicable employment or similar agreement or Company severance plan), a pro rata portion of the next installment of the executive’s options scheduled to vest would become vested as of the date of termination. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. If a change in control occurs, all outstanding unvested options would accelerate.

If any of our named executive officer’s employment is terminated other than by the Company for cause or by the executive for good reason, within the 90-day period preceding a change in control, then the executive’s stock option would vest as if the change in control occurred immediately prior to the termination.

In each of the instances described above, a proportional portion of the dividend RSU award would also vest or be forfeited following the terms of the associated Option grant.

Under the Management Equity Plan, a “change in control” generally means the occurrence of either of the following:

•

Apollo Management and its affiliates cease to be the beneficial owners, directly or indirectly, of a majority of the combined voting power of the Company’s outstanding securities; and a person, entity or group other than Apollo Management and its affiliates becomes the direct or indirect beneficial owner of a percentage of the combined voting power of the Company’s outstanding securities that is greater than the percentage of the combined voting power of the Company’s outstanding securities beneficially owned directly or indirectly by Apollo Management and its affiliates; or

•	A sale of all or substantially all of the assets of the Company to a person, entity or group other than Apollo Management and its affiliates.

Notwithstanding the above, a mere initial public offering or a merger or other acquisition or combination transaction after which Apollo Management and its affiliates retain control or shared control of the Company, or have otherwise not sold or disposed of more than 50% of its investment in the Company in exchange for cash or marketable securities, will not result in a change in control.

Further, under the Management Equity Plan, “cause” (in the absence of any applicable employment or similar agreement, participation in a Company-severance plan, or alternative definition set forth in the applicable award agreement) has substantially similar meaning to the definition of “cause” under the AIP (described above), except that (i) the Compensation Committee (rather than the Company) would determine the existence of cause under the Management Equity Plan and (ii) the executive may be provided a limited period to cure certain events or occurrences that may give rise to cause.

The following tables show the incremental payments and benefits (that is, payments beyond what was earned as of December 31, 2016) that would be owed by MHE to each of the named executive officers upon certain terminations of their employment or upon a change in control, assuming that:

•	The named executive officer’s employment terminated on December 31, 2016;

•	With respect to payments and benefits triggered by a change in control, such change in control occurred on December 31, 2016; and

•	The fair market value per share of the Company common stock was $135.00 on December 31, 2016.

The following tables do not include the value of any equity that would remain unvested.

David Levin

	Cash Severance (1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards	Continuation of Other Benefits and Perquisites(4)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—
By the Company Without Cause	3,000,000	1,000,000	505,113	—	105,680	4,610,793
By the Executive for Good Reason	3,000,000	1,000,000	505,113	—	105,680	4,610,793
Death or Disability	—	1,000,000	505,113	—	—	1,505,113
Retirement	—	1,000,000	—	—	—	1,000,000
Change in Control with Termination	3,000,000	1,000,000	4,117,062	—	105,680	8,222,743

(1)	Under the terms of Mr. Levin’s Employment Agreement, assuming a termination of Mr. Levin’s employment by the Company without cause or by him for good reason as of December 31, 2016, MHE would have provided him with a cash payment equal to two times his base salary and one times his annual AIP target bonus, payable in equal installments over the 24-month period following the date of termination, subject to his signing and delivering a general release of claims against the Company and related parties.
(2)

Under the terms of the Executive Severance Plan, assuming a termination of Mr. Levin’s employment by the Company without cause or by him for good reason, Mr. Levin would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. In accordance with past practice for departing executives, Mr. Levin would also be eligible to receive a pro rata portion of the AIP award for the year in which he retires. The amount shown reflects Mr. Levin’s full-year target bonus for fiscal year 2016.
(3)	Under the terms of Mr. Levin’s option award agreements, if his employment terminates during the vesting period due to death, disability, or termination by the Company other than for cause or by Mr. Levin for good reason, a pro rata portion of the next installment of the options scheduled to vest would become vested as of the termination date. All remaining unvested options would be forfeited. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination.

If a change in control occurs, all outstanding unvested options would accelerate.

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Levin in 2014 was $113.42; thus, the amounts shown above reflect the value of those 2014 options which would become vested and exercisable upon such termination or change in control, based on a spread of $21.58 ($135.00 less $113.42).

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Levin in 2015 was $160.45; thus, the amounts shown above do not reflect any value for those 2015 options which would become vested and exercisable upon such termination or change in control, because the spread on such options is less than $0.00 ($135.00 less $160.45).

(4)	Represents the cost of continuing Mr. Levin’s benefits at the current level of the employer-portion of monthly premium costs for a period of 24 months following termination. This amount would be payable in cash to Mr. Levin, assuming he elects to receive COBRA continuation coverage for himself and/or his covered dependents. Also represents payment or reimbursement for moving costs to the United Kingdom and related relocation costs and benefits.

Patrick Milano

	Cash Severance(1)	Short- Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards(4)	Continuation of Other Benefits and Perquisites(5)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—
By the Company Without Cause	1,420,833	550,000	555,486	158,158	13,104	2,697,581
By the Executive for Good Reason	1,420,833	550,000	555,486	158,158	13,104	2,697,581
Death or Disability	—	550,000	555,486	158,158	—	2,697,581
Retirement	—	550,000	—	—	—	550,000
Change in Control with Termination	1,420,833	550,000	3,140,017	802,113	13,104	5,926,067

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 18 times his monthly base salary plus the annual AIP target bonus, with an additional 10% payment due for periods in excess of 12 months. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by him for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. In accordance with past practice for departing executives, Mr. Milano would also be eligible to receive a pro rata portion of the AIP award for the year in which he retires. The amount included reflects the executive’s full-year bonus target for fiscal year 2016.
(3)

Under the terms of the executive’s stock option award agreements, if the executive’s employment terminates due to his death, by the Company due to his disability, by the Company other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

If a change in control occurs, all outstanding unvested options would accelerate. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Milano in 2013 was $29.02; thus, the amounts shown above reflect the value of those 2013 options which would become vested and exercisable upon such termination or change in control, based on a spread of $105.98 ($135.00 less $29.02).

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Milano in 2015 was $160.45; thus, the amounts above do not reflect any value for those 2015 options which would become vested and exercisable upon such termination or change in control, because the spread on such options is less than $0.00 ($135.00 less $160.45).

(4)	Reflects the value of the pro rata portion of the dividend RSU grant referenced in note (3) above, based on a per share fair market value of $135.00 as of December 31, 2016.
(5)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

Peter Cohen

	Cash Severance(1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards(4)	Cash Based Awards(5)	Continuation of Other Benefits and Perquisites(6)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—	$—
By the Company Without Cause	1,072,500	422,500	565,274	158,158	4,687,500	9,899	6,915,831
By the Executive for Good Reason	1,072,500	422,500	565,274	158,158	4,687,500	9,899	6,915,831
Death or Disability	—	422,500	565,274	158,158	4,687,500	—	5,833,432
Retirement	—	422,500	—	—	—	—	422,500
Change in Control with Termination	1,072,500	422,500	1,496,031	325,225	4,687,500	9,899	8,013,655

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 12 times his monthly base salary plus the annual AIP target bonus. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by him for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. In accordance with past practice for departing executives, Mr. Cohen would also be eligible to receive a pro rata portion of the AIP award for the year in which he retires. The amount included reflects the executive’s full-year bonus target for fiscal year 2016.
(3)

Under the terms of the executive’s stock option award agreements, if the executive’s employment terminates due to his death, by the Company due to his disability, by the Company other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

If a change in control occurs, all outstanding unvested options would accelerate. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Cohen in 2013 was $29.02; thus, the amounts shown above reflect the value of those 2013 options which would become vested and exercisable upon such termination or change in control, based on a spread of $105.98 ($135.00 less $29.02).

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Cohen in 2015 was $160.45; thus, the amounts shown above do not reflect any value for those 2015 options which would become vested and exercisable upon such termination or change in control, because the spread on such options is less than $0.00 ($135.00 less $160.45).

(4)	Reflects the value of the pro rata portion of the dividend RSU grant referenced in note (3) above, based on a per share fair market value of $135.00 as of December 31, 2016.
(5)	This amount represents payment of a special award to Mr. Cohen due to the achievement of pre-established targets for fiscal years 2013, 2014 and 2015.
(6)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

Mark Dorman

	Cash Severance(1)	Short-Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards(4)	Continuation of Other Benefits and Perquisites(5)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—
By the Company Without Cause	866,250	341,250	339,369	95,073	13,104	1,655,047
By the Executive for Good Reason	866,250	341,250	339,369	95,073	13,104	1,655,047
Death or Disability	—	341,250	339,369	95,073	—	775,692
Retirement	—	341,250	—	—	—	341,250
Change in Control with Termination	866,250	341,250	1,913,429	487,841	13,104	3,621,875

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 12 times his monthly base salary plus the annual AIP target bonus. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by him for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. In accordance with past practice for departing executives, Mr. Dorman would also be eligible to receive a pro rata portion of the AIP award for the year in which he retires. The amount included reflects the executive’s full-year bonus target for fiscal year 2016.
(3)	Under the terms of the executive’s stock option award agreement, if the executive’s employment terminates due to his death, by the Company due to his disability, by the Company other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

If a change in control occurs, all outstanding unvested options would accelerate. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to Mr. Dorman’s options was $29.02; thus, the amounts shown above reflect the value of those 2013 options which would become vested and exercisable upon such termination or change in control, based on a spread of $105.98 ($135.00 less $29.02).

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Dorman in 2014 was $113.42; thus, the amounts shown above reflect the value of those 2014 options which would become vested and exercisable upon such termination or change in control, based on a spread of $21.58 ($135.00 less $113.42).

(4)	Reflects the value of the pro rata portion of the dividend RSU grant referenced in note (3) above, based on a per share fair market value of $135.00 as of December 31, 2016.
(5)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

Stephen Laster

	Cash Severance(1)	Short- Term Bonus(2)	Vesting of Option Awards(3)	Vesting of Dividend RSU Awards(4)	Continuation of Other Benefits and Perquisites(5)	Total
By the Company for Cause / by Executive Without Good Reason	$—	$—	$—	$—	$—	$—
By the Company Without Cause	825,000	325,000	339,781	95,073	13,104	1,597,959
By the Executive for Good Reason	825,000	325,000	339,781	95,073	13,104	1,597,959
Death or Disability	—	325,000	339,781	95,073	—	759,854
Retirement	—	325,000	—	—	—	325,000
Change in Control with Termination	825,000	325,000	1,758,841	487,840	13,104	3,409,786

(1)	Reflects the cash severance due under the Executive Severance Plan, equal to 12 times his monthly base salary plus the annual AIP target bonus. Such severance payment is subject to the executive signing and delivering a general release of claims against the Company and related parties.
(2)	Under the terms of the Executive Severance Plan, assuming a termination of the executive’s employment by the Company without cause or by him for good reason, the executive would be eligible to receive a pro rata portion of the AIP award for the year in which he is terminated. Any such payment would be subject to the executive signing and delivering a general release of claims against the Company and related parties. In accordance with past practice for departing executives, Mr. Laster would also be eligible to receive a pro rata portion of the AIP award for the year in which he retires. The amount included reflects the executive’s full-year bonus target for fiscal year 2016.
(3)	Under the terms of the executive’s stock option award agreements, if the executive’s employment terminates due to his death, by the Company due to his disability, by the Company other than for cause, or by the executive for good reason, a pro rata portion of the next installment of the executive’s options scheduled to vest would become vested as of the termination date. The portion of such installment which vests is based on the period elapsed between the last vesting date and the date of termination. Additionally, a corresponding pro rata portion of the dividend RSU grant would also vest.

If a change in control occurs, all outstanding unvested options would accelerate.

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Laster in 2013 was $29.02; thus, the amounts shown above reflect the value of those options which would become vested and exercisable upon such termination or change in control, based on a spread of $105.98 ($135.00 less $29.02).

As of December 31, 2016, the fair market value per share of the Company’s common stock was $135.00, while the exercise price applicable to the options granted to Mr. Milano in 2015 was $160.45; thus, the amounts above do not reflect any value for those 2015 options which would become vested and exercisable upon such termination or change in control, because the spread on such options is less than $0.00 ($135.00 less $160.45).

(4)	Reflects the value of the pro rata portion of the dividend RSU grant referenced in note (3) above, based on a per share fair market value of $135.00 as of December 31, 2016.
(5)	Reflects continued participation in Company-paid health and welfare benefit plans for a period of 12 months following termination without cause or for good reason, under the terms of the Executive Severance Plan.

Fiscal Year 2016 Director Compensation

Five members of the Board and its subsidiaries who served in fiscal year 2016 received compensation for their services as directors. All other members of the Board who served in fiscal year 2016 were either employees of the Company or Apollo Management, and did not receive any additional compensation for their service as directors.

Mr. Wolsey-Paige received an annual cash retainer equal to $75,000 for his service as a director, plus a pro rata portion of an annual cash retainer equal to $15,000 for his service as the chairperson of the Audit Committee of the Board through February 2016.

Messrs. Waterhouse, Schlosser, and Ms. Lubin each received an annual cash retainer equal to $60,000 for their service as directors.

Mr. Villaraigosa received a pro-rata portion of an annual cash retainer equal to $60,000 for his service as a director for the portion of the year beginning in February, 2016, plus a pro-rata portion of an annual cash retainer equal to $15,000 for his service as the chairperson of the Audit Committee of the Board beginning in March, 2016.

Mr. Mariner and Ms. Lublin each received 437 Restricted Stock Units (“RSUs”) on June 9, 2016. The RSUs vest ratably over a three-year period, provided each are still serving as directors of the Company.

Name	Fees Earned or Paid in Cash	RSU Awards(1)	All Other Compensation(2)	Total
Lloyd G. Waterhouse	$60,000	$—	$405,574	$465,574
Mark Wolsey-Paige	77,500	—	93,850	171,350
Antonio Villaraigosa	45,000	—	17,784	62,784
Ronald Schlosser	60,000	—	906,901	966,901
Nancy Lubin	60,000	74,967	—	134,967
Jonathan D Mariner	67,500	74,967	—	142,467

(1)	These amounts are for RSU Awards made to new Directors in 2016.
(2)	These amounts are for dividend equivalents credited and accumulated on outstanding dividend RSUs which vested and settled and outstanding options which vested in 2016. Vesting and settlement of a dividend RSU and vesting of an option triggers payment to the holder of all associated credited and accumulated dividend equivalents.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is composed of Larry Berg, Antoine Munfakh and Ronald Schlosser. Mr. Schlosser previously served as Executive Chairman of the Company through May 1, 2014. During 2016, no other member of the Compensation Committee was a former or current officer or employee of the Company. In addition, during 2016, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on the Board.

2017 Omnibus Incentive Plan

We plan to adopt the Omnibus Incentive Plan pursuant to which equity-based and cash incentives may be granted to participating employees, directors and consultants. We expect the Board to adopt, and our stockholders to approve, the Omnibus Incentive Plan prior to the consummation of this offering. The following is a summary of certain terms and conditions of the Omnibus Incentive Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full Omnibus Incentive Plan.

Administration. The Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. As of the date of this filing, a total of approximately      individuals may be eligible. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. The Omnibus Incentive Plan provides for an aggregate of              shares of our common stock. No more than              shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than              shares of our common stock in any single fiscal year. No more than              shares of our common stock may be granted under the Omnibus Incentive Plan with respect to any performance compensation awards to any participant for any single performance period (or with respect to each fiscal year if the performance period is more than one fiscal year) or in the event such performance compensation award is paid in cash, other securities, other awards or other property, no more than the fair market value of              shares of our common stock on the last day of the performance period to which such award relates. The maximum amount payable to any participant under the Omnibus Incentive Plan for any single performance period (or with respect to each single fiscal year in the event a performance period extends beyond a single fiscal year) for a cash denominated award that is intended to qualify as performance-based compensation under Section 162(m) of the Code is $            . The maximum amount payable to any non-employee director under the Omnibus Incentive Plan for any single fiscal year is $            . If any award granted under the Omnibus Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or is settled in cash or otherwise without the issuance of shares, shares of our common stock subject to such award will again be made available for future grants; provided that in no event will such shares increase the number of shares of our common stock that may be delivered pursuant to incentive stock options granted under the Omnibus Incentive Plan to the extent permitted under Section 422 of the Code. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the Omnibus Incentive Plan. Immediately following the adoption of the Omnibus Incentive Plan, no new awards will be granted under the Management Equity Plan.

Change in Capitalization. If there is a change in our Company’s corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number and kind of securities reserved for issuance under the Omnibus Incentive Plan, the number and kind of securities covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as “Substitute Awards”).

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of vesting, exercise and expiration, as may be determined by the Compensation Committee. The maximum term of an option granted under the Omnibus Incentive Plan will be ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% shareholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by our Company’s insider trading policy or a Company imposed “blackout period,” in which case, the option’s term will be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension does not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Compensation Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include tandem SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in tandem with an option will be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock for each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Compensation Committee and reflected in the award agreement.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation

Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award is an award of an unfunded and unsecured promise to deliver shares of our common stock, cash, other securities or other properties, subject to certain restrictions under the Omnibus Incentive Plan. Unless otherwise provided by the Compensation Committee in an award agreement, upon the expiration of restricted period and the attainment of any other vesting criteria established by the Compensation Committee, the participant will be entitled to one share of our common stock (or other securities or other property, as applicable) for each such outstanding restricted stock unit which has not then been forfeited; provided, however, that the Compensation Committee may elect to (i) pay cash or part cash and part our common stock in lieu of delivering only shares of our common stock or (ii) defer the delivery of our common stock (or cash or part common stock and part cash, as the case may be) beyond the expiration of the restricted period if such extension would not cause adverse tax consequences under Section 409A of the Code. To the extent provided in an award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments upon the payment by our Company of dividends on shares of our common stock, either in cash or (at the sole discretion of the Compensation Committee) in shares of our common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive future grants of awards at a future date or other awards denominated in our common stock (including performance shares or performance units), or awards that provide for cash payments based in whole or in part on the value or future value of shares of our common stock under the Omnibus Incentive Plan, alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Performance Compensation Awards. The Compensation Committee may grant any award under the Omnibus Incentive Plan in the form of a “Performance Compensation Award” (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain “Performance Goals.” The Compensation Committee may establish these Performance Goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth, gross billings or gross billings growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after income taxes, interest, depreciation, and amortization on an adjusted or unadjusted basis (including EBIT and EBITDA);

•	gross or net operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total shareholder return);

•	expense targets or cost reduction goals, general and administrative expense savings;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added or other “value creation” metrics;

•	enterprise value;

•	stockholder return;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

•	system-wide revenues;

•	cost of capital, debt leverage year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the foregoing.

Any Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure the performance of our Company and/or its affiliates or any divisions, operation or business units or segments, product lines, asset classes, brands, administrative departments or combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies, a published or special index that the Compensation Committee deems appropriate or stock market indices. The Compensation Committee may provide for accelerated vesting, delivery and exercisability of any award based on the achievement of Performance Goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s Performance Compensation Award for a performance period, the Compensation Committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

The Compensation Committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items and/or in management’s discussion and analysis of financial condition and results of operations appearing in our Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our Company’s fiscal year. Unless otherwise provided in the applicable award agreement, a participant will be eligible to receive payment in respect of a performance compensation award only to the extent that (I) the Performance Goals for such period are achieved; and (II) all or some of the portion of such participant’s performance compensation award has been earned for the performance period based on the application of the “Performance Formula” (as defined in the Omnibus Incentive Plan) to such Performance Goals.

As a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in 2020. As a result, awards under the Omnibus Incentive Plan (whether in the form of equity or cash bonuses) need not be designed to qualify as performance-based compensation for purposes of Section 162(m) of the Code during this transition period, and the Compensation Committee may take this into account in determining terms and conditions of awards granted under the Omnibus Incentive Plan.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between a participant and our

Company, in the event of a change of control, if a participant’s employment or service is terminated by our

Company other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units

(including without limitation a waiver of any applicable Performance Goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Compensation Committee and prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s common stock received or to be received by other shareholders of the Company in the event. Notwithstanding the above, the

Compensation Committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of New York Stock Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

Term and Amendment; Prohibition on Repricing. The Omnibus Incentive Plan will have a term of ten years. The Board may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient. Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the Compensation Committee may not cancel any outstanding option or SAR that has a per share exercise price or per share strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof and (iv) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i) through (iv) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i) through (iv) can be amended without the approval of our stockholders.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant, vesting or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to our Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) Our Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Our Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The Omnibus Incentive Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the Omnibus Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. As discussed above, as a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in 2020.

New Plan Benefits

It is not possible to determine the benefits or amounts that will be received by or allocated to participants under the Omnibus Incentive Plan because awards under the Omnibus Incentive Plan will made at the discretion of the Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Code).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We or one of our subsidiaries may occasionally enter into transactions with certain “related parties.” Related parties include its executive officers, directors, nominees for directors, a beneficial owner of 5% or more of its common stock and immediate family members of these parties. We refer to transactions involving amounts in excess of $120,000 and in which the related party has a direct or indirect material interest as “related party transactions.”

Founding Acquisition Fee Agreement

In connection with the Founding Acquisition, Apollo Global Securities, LLC (the “Service Provider”) entered into a transaction fee agreement with McGraw-Hill Education and MHE Acquisition, LLC (the “Founding Acquisition Fee Agreement”) relating to the provision of certain structuring, financial, investment banking and other similar advisory services by the Service Provider to MHE Acquisition, LLC, its direct and indirect divisions and subsidiaries, parent entities or controlled affiliates (collectively, the “Company Group”) in connection with the Founding Acquisition and future transactions. MHE Acquisition, LLC paid the Service Provider a one-time transaction fee of $25 million in the aggregate in exchange for services rendered in connection with structuring the Founding Acquisition, arranging the financing and performing other services in connection with the Founding Acquisition. Subject to the terms and conditions of the Founding Acquisition Fee Agreement, MHE Acquisition, LLC will pay to the Service Provider an additional transaction fee equal to 1% of the aggregate enterprise value paid or provided in connection with any merger, acquisition, disposition, recapitalization, divestiture, sale of assets, joint venture, issuance of securities (whether equity, equity-linked, debt or otherwise), financing or any similar transaction effected by a member of the Company Group. As a result of executing the Founding Acquisition Fee Agreement, we are able to retain the services of the Service Provider. In exchange, we agreed to pay the fees as described above. The Founding Acquisition Fee Agreement will be terminated in connection with the closing of this offering.

Management Fee Agreement

In connection with the Founding Acquisition, Apollo Management VII, L.P. (the “Management Service Provider”) entered into a management fee agreement with McGraw-Hill Education and MHE Acquisition, LLC (the “Management Fee Agreement”) relating to the provision of certain management consulting and advisory services to the members of the Company Group. In exchange for the provision of such services, MHE Acquisition, LLC will pay the Management Service Provider a non-refundable annual management fee of $3.5 million in the aggregate. Subject to the terms and conditions of the Management Fee Agreement, upon a change of control or an initial public offering (“IPO”) of a member of the Company Group, the Management Service Provider may elect to receive a lump sum payment in lieu of future management fees payable to them under the Management Fee Agreement. As a result of executing the Management Fee Agreement, we are able to retain the expertise of the Management Service Provider. In exchange, we agreed to pay the fees as described above. The Management Fee Agreement will be terminated in connection with the closing of this offering.

Participation of the Service Provider in the Sales of the MHGE PIK Toggle Notes

The Service Provider is an affiliate of Apollo and acted as an initial purchaser in the sale of the MHGE PIK Toggle Notes. The Service Provider received approximately $0.7 million of the gross spread in the sale of the MHGE PIK Toggle Notes.

Leader’s Quest Ltd

Leader’s Quest Ltd (“Quest”) is a UK-based non-profit enterprise at which Lindsay Levin is the founder and managing partner. Ms. Levin is the wife of David Levin, who serves as our President and Chief Executive Officer. In 2014 the Company entered into an agreement with Quest pursuant to which Quest provided leadership workshops and leadership training for 12 members of the Company’s executive leadership team. During 2016 and 2015, the Company entered into another agreement with Quest pursuant to which Quest is providing additional leadership workshops and other leadership training for additional members of the Company’s management, including the Company’s executive leadership team. The Company paid total fees of $0.2 million, $0.3 million and $0.1 million during 2016, 2015 and 2014, respectively. As Quest is a non-profit enterprise, Ms. Levin does not stand to benefit financially from Quest’s relationship with the Company.

Presidio

The Company entered into a master lease agreement with Presidio Technology Capital, LLC (“Presidio Technology”), a portfolio company of the Sponsors, primarily for the lease of computer equipment and software. For the years ended December 31, 2016, 2015 and 2014, the Company paid Presidio Technology $2.6 million and $3.3 million and $2.7 million, respectively.

In addition, the Company purchases technology equipment from Presidio Networked Solutions (“Presidio Networked”), a portfolio company of the Sponsors. For the years ended December 31, 2016, 2015 and 2014 the Company paid Presidio Networked $2.7 million, $2.8 million and $0.8 million, respectively.

Knovation

Knovation is a privately owned education company that delivers personalized learning solutions to its customers. The Company’s K-12 President is a non-controlling shareholder in Knovation. During 2016, the Company entered into a collaboration agreement with Knovation which provides Engrade users access to the Knovation Content Collection online learning resources. The Company paid Knovation $0.3 million during the year ended December 31, 2016 to cover usage of Knovation’s online resources through June 30, 2017.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of                     , 2016 that, as adjusted for the completion of this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of the Board;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the stockholders, directors or named executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o McGraw-Hill Education, Inc., 2 Penn Plaza, New York, NY 10121.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number(1)	Before this Offering(2)		After this Offering
5% Stockholders:
Apollo Funds(3)			%		%

Named Executive Officers and Directors:
David Levin(4)			%		%
Patrick Milano(5)			%		%
David Stafford(6)			%		%
Peter Cohen(7)			%		%
Stephen Laster(8)			%		%
Larry Berg(9)			%		%
Nancy Lublin			%		%
Jonathan Mariner			%		%
Antoine Munfakh(9)			%		%
Ronald Schlosser(10)			%		%
Itai Wallach(9)			%		%
Lloyd G. Waterhouse(11)			%		%
Mark Wolsey-Paige(12)			%		%
Directors and named executive officers as a group (15 persons)(13)			%		%

*	Less than 1%.
(1)	The number of shares of common stock reported as beneficially owned prior to this offering include .
(2)	Percentage of shares beneficially owned before this offering prior is calculated using shares of common stock outstanding, which assumes no options are exercised by any holder in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act.
(3)

Apollo Co-Investors (MHE), L.P. (“Co-Investors LP”) and AP Georgia Holdings, LP (“AP Georgia,” and together with Co-Investors LP, the “Apollo Funds”) is each a record holder of our common stock. Apollo Co-Investment Management, LLC (“Co-Investment Management”) is the investment manager for Co-Investors LP. AP Georgia Holdings GP, LLC (“AP Georgia GP”) is the general partner of AP Georgia. Apollo Management VII, L.P. (“Management VII”) is the manager of AP Georgia GP. The general partner of Management VII is AIF VII Management, LLC (“AIF VII LLC”). Apollo Management, L.P. (“Apollo Management”) is the sole member-manager of AIF VII LLC and the sole member-manager of Co-Investment Management. Apollo Management GP, LLC (“Management GP”) is the general partner of

Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of shares of our common stock that are held by the Apollo Funds. The principal address of each of the Apollo Funds, AP Georgia GP and Co-Investment Management is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal address of Management VII, AIF VII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.
(4)	Mr. Levin holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days.
(5)	Mr. Milano holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days.
(6)	Mr. Stafford holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days.
(7)	Mr. Cohen holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days.
(8)	Mr. Laster holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days.
(9)	The address of Mr. Berg, Mr. Munfakh and Mr. Wallach is c/o Apollo Global Management, LLC, 9 West 57th Street, New York, NY 10019.
(10)	Mr. Schlosser holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days.
(11)	Mr. Waterhouse holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days. Mr. Waterhouse was our President and CEO until his retirement on April 8, 2014.
(12)	Mr. Wolsey-Paige holds shares of common stock of the Company, which accounts for less than 1% of the issued and outstanding equity interests of the Company. Includes shares of common stock issuable upon the exercise of options within 60 days and shares of common stock issuable upon the vesting of dividend RSUs within 60 days.
(13)	Percentages of shares beneficially owned by all directors and executive officers as a group does not give effect to shares of common stock that such directors and executive officers may purchase as part of the directed share program.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we expect to amend our amended and restated certificate of incorporation so that our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. After the consummation of this offering, we expect to have              shares (or              shares if the underwriters exercise their option to purchase additional shares in full) of common stock and zero shares of preferred stock outstanding. Summarized below are material provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws as they will be in effect upon the completion of this offering, as well as relevant sections of the DGCL. The following summary is qualified in its entirety by the provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share of common stock on each matter properly submitted to the stockholders on which the holders of shares of common stock are entitled to vote. Subject to the rights of holders of any series of preferred stock to elect directors under specified circumstances, at any annual or special meeting of the stockholders, holders of common stock will have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Dividend Rights

The holders of our common stock are entitled to receive dividends when, as, and if declared by the Board out of legally available funds.

All shares of our common stock will be entitled to share equally in any dividends the Board may declare from legally available sources, subject to the terms of any outstanding preferred stock. See “—Preferred Stock.” Provisions of our debt agreements and other contracts, including requirements under the second amended and restated certificate of incorporation described elsewhere in this prospectus, may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights

Upon a liquidation or dissolution of the Company, whether voluntary or involuntary and subject to the rights of the holders of any preferred stock, all shares of our common stock will be entitled to share equally in the assets available for distribution to holders of common stock after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters

The holders of our common stock will have no preemptive rights. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

After the consummation of this offering, the Board may, by a majority vote, issue, from time to time, up to an aggregate of              shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.” The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.” We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Certain provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

“Blank Check” Preferred Stock

Our second amended and restated certificate of incorporation provides that the Board may, by a majority vote, issue shares of preferred stock. Preferred stock could be issued by the Board to increase the number of outstanding shares making a takeover more difficult and expensive. See “—Preferred Stock.”

No Cumulative Voting

Our second amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors.

Stockholder Action by Written Consent

Our second amended and restated certificate of incorporation provides that for as long as Apollo beneficially owns more than 50% of the outstanding shares of our common stock, any action required to be or that may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by the stockholders having not less than the minimum number of votes necessary to take such action.

Classified Board

Our second amended and restated certificate of incorporation and second amended and restated bylaws provide that following this offering, the Board will have three classes of directors:

•	Class I shall consist of directors whom shall serve an initial one-year term;

•	Class II shall consist of directors whom shall serve an initial two-year term; and

•	Class III shall consist of directors whom shall serve an initial three-year term.

The number of directors on the Board may be fixed by at least two-thirds of the members of the Board then in office; provided, however, that as long as Apollo beneficially owns more than 50% of the outstanding shares of our common stock, the number of directors on the Board may not be increased or decreased without the approval of a majority of the Apollo Directors then in office.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our second amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our second amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. In lieu of our 2015 annual meeting, our stockholders executed a unanimous written consent to elect the Company’s directors.

Special Meetings of Stockholders

Subject to the rights of the preferred stock, special meetings of our stockholders may be called only by a majority of the Board pursuant to a resolution approved by the Board, or by Apollo upon written request to the secretary of the Company so long as Apollo beneficially owns a majority of the outstanding shares of our common stock, and business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice of such special meeting.

Limitation of Officer and Director Liability and Indemnification Arrangements.

Our second amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. However, if Delaware law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the fullest extent permitted by Delaware law, as so amended.

Our second amended and restated certificate of incorporation provides that we will, from time to time, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We also will indemnify any person who, at our request, is or was serving as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us.

The right to be indemnified will include the right of an officer or a director to be paid expenses, including attorneys’ fees, in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

The Board may take certain action it deems necessary to carry out these indemnification provisions, including purchasing insurance policies. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our second amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to such person’s status or any activities prior to such amendment, repeal or adoption.

We intend to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in Delaware law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors and officers.

Forum Selection

Our second amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Delaware Anti-Takeover Law

We have elected to be exempt from the restrictions imposed under Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to exception specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period.

Amendment of Our Second Amended and Restated Certificate of Incorporation

Our second amended and restated certificate of incorporation may be amended by the affirmative vote of at least a majority of the voting power of all outstanding shares of the Company entitled to vote thereon and by the vote of the holders of a majority of the Board.

Amendment of Our Second Amended and Restated Bylaws

Our second amended and restated bylaws may be amended by the affirmative vote of at least a majority of the voting power of all outstanding shares of the Company entitled to vote thereon and by the vote of the holders of a majority of the Board.

Corporate Opportunity

Under our second amended and restated certificate of incorporation, to the extent permitted by law:

•	Each of Apollo and any of our directors who are employees, partners, directors or other affiliates of Apollo or any of Apollo’s affiliates has the right to, and has no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as the us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if Apollo or any of our directors who are employees, partners, directors or other affiliates of Apollo or any of Apollo’s affiliates acquires knowledge of a potential transaction that could be a corporate opportunity, he has no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have been approved to list our common stock on the New York Stock Exchange under the symbol “MHED.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following summary of the material terms of certain financing arrangements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents.

MHGE Senior Notes

On May 4, 2016, MHGE Holdings and McGraw-Hill Global Education Finance, Inc. issued $400.0 million in principal amount of the MHGE Senior Notes in a private placement. The MHGE Senior Notes mature on May 15, 2024 and bear interest at a rate of 7.875% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2016.

As of December 31, 2016, the unamortized debt discount and deferred financing costs were $48.7 million and $22.2 million, respectively, which are amortized over the term of the MHGE Senior Notes using the effective interest method.

MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem the MHGE Senior Notes at their option, in whole or in part, at any time on or after May 15, 2019, at certain redemption prices. In addition, prior to May 15, 2018 the MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem the MHGE Senior Notes at their option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the MHGE Senior Notes redeemed, plus a “make-whole” premium and accrued and unpaid interest and additional interest, if any. Notwithstanding the foregoing, at any time and from time to time on or prior to May 15, 2019 the MHGE Holdings and McGraw-Hill Global Education Finance, Inc. may redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes) in an aggregate amount equal to the net cash proceeds of one or more equity offerings at a redemption price equal to 107.875%, plus accrued and unpaid interest and additional interest, if any, so long as at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes) must remain outstanding after each such redemption.

The MHGE Senior Notes are fully and unconditionally guaranteed by each of MHGE Holdings’ domestic restricted subsidiaries that guarantee the Senior Facilities.

The MHGE Senior Notes contain certain customary negative covenants and events of default. The negative covenants limit MHGE Holdings and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage in transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Holdings’ assets.

The fair value of the MHGE Senior Notes was approximately $403.0 million as of December 31, 2016. The Company estimates the fair value of its MHGE Senior Notes based on trades in the market. Since the MHGE Senior Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the MHGE Senior Notes is approximately 7.25 years.

Senior Facilities

General

On May 4, 2016, MHGE Holdings entered into the Senior Facilities. The Senior Facilities provide for senior secured financing of up to $1,925 million, consisting of:

•	the Term Loan Facility in an aggregate principal amount of $1,575 million with a maturity of 6 years; and

•	the Revolving Facility in an aggregate principal amount of up to $350 million with a maturity of 5 years, including both a letter of credit sub-facility and a swingline loan sub-facility.

In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to the sum of (x) $425 million plus (y) such additional amount so long as, (i) in the case of loans under additional credit facilities that rank pari passu with the liens on the collateral securing the Senior Facilities, MHGE Holdings’ consolidated net first lien senior secured leverage ratio would be no greater than 2.75 to 1.00 and (ii) in the case of loans under additional credit facilities that rank junior to the liens on the collateral securing the Senior Facilities, MHGE Holdings’ consolidated total net secured leverage ratio would be no greater than 3.00 to 1.00, subject to certain conditions and receipt of commitments by existing or additional lenders.

All borrowings under our revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest Rates and Fees

Borrowings under the Senior Facilities bear interest at a rate equal to, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.00% floor in the case of term loans or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Credit Suisse AG and (iii) the one-month adjusted LIBOR rate plus 1.00%, in each case plus an applicable margin. The initial applicable margin for borrowings is expected to be 4.00% with respect to LIBOR rate borrowings and 3.00% with respect to base rate borrowings.

As of December 31, 2016, the interest rate for the Term Loan Facility was 5%. As of December 31, 2016, the unamortized debt discount and deferred financing costs was $18.3 million and $24.4 million, respectively, which are amortized over the term of the facility using the effective interest method.

In addition to paying interest on outstanding principal under the Senior Facilities, we are required to pay a commitment fee of 0.50% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The applicable commitment fee under the revolving credit facility may be subject to one step-down based on a specified leverage ratio. We are also be required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR rate borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer’s customary documentary and processing fees and charges and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit.

Amortization and Prepayments

The Senior Facilities require scheduled quarterly payments on the term loans in amounts equal to 0.25% of the original principal amount of the term loans commencing with the end of the first full fiscal quarter ending after the closing date, with the balance paid at maturity.

In addition, the Senior Facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if MHGE Holdings’ net first lien senior secured leverage ratio is within a specified range and to 0% if MHGE Holdings’ net first lien senior secured leverage ratio is below a specified level) of our annual excess cash flow, as defined under the senior secured credit facilities;

•	100% of the net cash proceeds of all non-ordinary course asset sales or other non-ordinary course dispositions of property or certain casualty events, in each case subject to certain exceptions and provided that we may (a) reinvest within 12 months or (b) commit to reinvest those proceeds and so reinvest such proceeds within 18 months in assets to be used in its business, or certain other permitted investments; and

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the senior secured credit facilities.

The foregoing mandatory prepayments will generally be applied pro rata among the term loans.

We may voluntarily repay outstanding loans under the Senior Facilities at any time, without prepayment premium or penalty except in connection with a repricing event as described below, subject to customary “breakage” costs with respect to LIBOR rate loans.

Any refinancing through the issuance or repricing amendment of any debt that results in a repricing event applicable to the term loans resulting in a lower yield occurring at any time during the first six months after the closing date will be accompanied by a 1.00% prepayment premium or fee, as applicable.

Collateral and Guarantors

All obligations under the Senior Facilities are unconditionally guaranteed by each of MHGE Holdings’ existing and future direct and indirect material, wholly owned domestic subsidiaries. Following this offering, the obligations are secured by substantially all of MHGE Holdings’ assets and those of each subsidiary guarantor, capital stock of the subsidiary guarantors and 65% of the voting capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interests consist of a first-priority lien with respect to the collateral.

Restrictive Covenants and Other Matters

Our revolving credit facility requires that MHGE Holdings, after an initial grace period and subject to a testing threshold, comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of (a) with respect to the first, third and fourth fiscal quarters of any year, 4.80 to 1.00 and (b) with respect to the second quarter of any fiscal year, 5.25 to 1.00. The testing threshold are satisfied at any time at which the sum of outstanding revolving credit facility loans, swingline loans and certain letters of credit exceeds thirty percent (30%) of commitments under the revolving credit facility at such time.

The Senior Facilities contain certain customary affirmative covenants and events of default. The negative covenants in the Senior Facilities include, among other things, limitations (none of which are absolute) on MHGE Holdings’ and its subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on certain assets;

•	make certain loans or investments (including acquisitions);

•	pay dividends on or make distributions in respect of capital stock or make other restricted payments;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	sell assets;

•	enter into certain transactions with affiliates;

•	enter into sale-leaseback transactions;

•	change their lines of business;

•	restrict dividends from their subsidiaries or restrict liens;

•	change their fiscal year; and

•	modify the terms of certain debt or organizational agreements.

Following this offering, the Issuer and MHGE Intermediate Holdings will not be bound by any financial or negative covenants contained in the Senior Facilities.

The fair value of the Term Loan Facility was approximately $1,567.1 million as of December 31, 2016. The Company estimates the fair value of its Term Loan Facility based on trades in the market. Since the Term Loan Facility does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the Term Loan Facility is approximately 5.25 years.

MHGE PIK Toggle Notes

On July 17, 2014, MHGE and MHGE Parent Finance, Inc. issued $400.0 million aggregate principal amount of the MHGE PIK Toggle Notes in a private placement. The MHGE PIK Toggle Notes were issued at a discount of 1%. The net proceeds were used to make a return of capital to the equity holders of MHGE and pay certain related transaction costs and expenses.

On April 6, 2015, additional aggregate principal amount of $100.0 million was issued under the same indenture, and part of the same series, as the outstanding $400.0 million of the MHGE PIK Toggle Notes previously issued by MHGE and MHGE Parent Finance, Inc. The proceeds from this private offering were used to make a return of capital to the equity holders of MHGE.

Debt issuance costs and the discount are amortized over the term of the facility using the effective interest method and are included in interest expense, net within the consolidated statements of operations. As of December 31, 2016, the unamortized debt discount and deferred financing costs were $2.7 million and $5.6 million, respectively.

The MHGE PIK Toggle Notes bear interest at 8.500% for interest paid in cash and 9.250% for in-kind interest, “PIK Interest,” by increasing the principal amount of the MHGE PIK Toggle Notes by issuing new notes. Interest is payable semi-annually on February 1 and August 1 of each year. The determination as to whether interest is paid in cash or PIK Interest is determined based on restrictions in the credit agreement governing the Senior Facilities and in the indenture governing the MHGE Senior Notes for payments to MHGE. PIK Interest may be paid either 0%, 50% or 100% of the amount of interest due, dependent on the amount of any restriction. The MHGE PIK Toggle Notes are structurally subordinate to all of the debt of MHGE Intermediate Holdings and its subsidiaries, are not guaranteed by any of MHGE Intermediate Holdings or its subsidiaries and are a contractual obligation of MHGE.

On April 14, 2016, MHGE paid a dividend of $21.3 million to MHGE in advance of the interest payable on the MHGE PIK Toggle Notes due on August 1, 2016.

The MHGE PIK Toggle Notes are unsecured and are not subject to registration rights.

The MHGE PIK Toggle Notes contain certain customary affirmative covenants and events of default that are similar to those contained in the indenture governing the MHGE Senior Notes. In addition, the negative covenants in the MHGE PIK Toggle Notes limit MHGE and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE’s assets.

The fair value of the MHGE PIK Toggle Notes was approximately $503.8 million as of December 31, 2016. The Company estimates the fair value of its MHGE PIK Toggle Notes based on trades in the market. Since the MHGE PIK Toggle Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the MHGE PIK Toggle Notes is approximately 2.50 years.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock. Of these shares, all of the             shares of common stock to be sold in this offering (or             shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements beginning days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, affiliates of Apollo, certain of our other existing stockholders and all of our directors and executive officers have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of         days from the date of this prospectus, subject to certain exceptions. Please see “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions. The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the New York Stock Exchange during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the Management Equity Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences related to the purchase, ownership and disposition of our common stock by a non-United States holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, United States Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of United States federal income taxation that may be relevant to non-United States holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain investment income, any United States federal estate and gift tax laws, any state, local or non-United States tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the United States federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for United States federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for United States federal income tax purposes or holders of interests therein;

•	persons we have entered into a constructive sale with respect to our common stock under the provisions of the Code;

•	persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE AND GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION.

Non-United States Holder Defined

For purposes of this discussion, a “non-United States holder” is a beneficial owner of our common stock that is not for United States federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for United States federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the United States federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” although we currently intend to retain all future earnings, we may pay cash dividends in the future. Such payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-United States holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Any distribution made to a non-United States holder on our common stock generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-United States holder must provide the withholding agent with IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form certifying qualification for the reduced rate.

Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to United States withholding tax if the non-United States holder satisfies certain certification requirements by providing the withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-United States holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Common Stock

Subject to the discussion below in “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements,” a non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-United States holder is an individual who is present or is deemed present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-United States holder in the United States); or

•	our common stock constitutes a United States real property interest (“USRPI”) by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-United States holder’s holding period.

A non-United States holder described in the first bullet point above will be subject to United States federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by United States source capital losses.

A non-United States holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). If the non-United States holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals 50% or more of the sum of the fair market value of: (i) its worldwide real property interests and (ii) its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC does not apply to a non-United States holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. We believe we are not currently a USRPHC, and do not anticipate being a USRPHC in the future. No assurance can be given, however, that we will not be a USRPHC or that our common stock will be considered regularly traded on an established securities market when a non-United States holder disposes of shares of our common stock.

Non-United States holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-United States holder must be reported annually to the IRS and to the non-United States holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-United States holder resides or is established. Payments of dividends to a non-United States holder generally will not be subject to backup withholding if the non-United States holder establishes an exemption by properly certifying its non-United States status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form.

Payments of the proceeds from a sale or other disposition by a non-United States holder of our common stock effected by or through a United States office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-United States holder (i) properly certifies its non-United States status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form and certain other conditions are met or (ii) otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-United States holder and certain other conditions are met, or the non-United States holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the United States income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), and the United States Treasury regulations and administrative guidance issued thereunder, impose a 30% withholding tax on any dividends on our common stock and, beginning in 2019, on the gross proceeds from a disposition of our common stock in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the United States government to withhold on certain payments, and to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Non-United States holders are encouraged to consult their tax advisors regarding the possible implications of these withholding rules.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF UNITED STATES FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
BMO Capital Markets Corp.
Goldman, Sachs & Co.
Barclays Capital Inc.
Jefferies LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Piper Jaffray & Co.
Apollo Global Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, as described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions and the per share amount, if any, of dividends declared by us and payable on the shares purchased by them from us other than by exercise of their option to purchase additional shares but not payable on the shares that are subject to that option.

To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

At our request, the underwriters have reserved for sale at the initial public offering price up to five percent of the common stock offered by this prospectus for employees, directors, officers and business associates and other persons associated with us who have expressed an interest in purchasing common stock in the offering. If purchased by these persons, these shares will be subject to a         -day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

We have been approved to list our common stock listed on the New York Stock Exchange under the trading symbol “MHED.”

We, affiliates of Apollo, certain of our other existing stockholders and all of our directors and executive officers have agreed that, without the prior written consent of the underwriters, we and they will not, during the period ending             days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the underwriters, it will not, during the period ending             days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters and are subject to other customary exceptions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option, to purchase additional shares creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. We have agreed to indemnify the several underwriters, including their controlling persons, against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (1) the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (2) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. In particular, certain of the underwriters or their affiliates are lenders under the Senior Facilities. An affiliate of Credit Suisse Securities (USA) LLC is the administrative agent under the Senior Facilities. Apollo Global Securities, LLC, which is one of the underwriters in this offering, is an affiliate of Apollo, which is our controlling stockholder. Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including funds affiliated with Apollo.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account or for the accounts of their customers, and such investment and securities activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also make investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities and instruments.

Conflicts of Interest

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo, our controlling stockholder. Since Apollo beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, pursuant to which the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered hereby. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of McGraw-Hill Education, Inc. and Subsidiaries as of December 31, 2016, 2015 and 2014 and for the years ending December 31, 2016, 2015 and 2014 (including the schedules appearing therein) appearing in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 to register the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. Upon the effectiveness of this registration statement on Form S-1, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports and other information with the SEC. As allowed by the SEC’s rules, this prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

For further information about us and the shares of our common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports and other information that we file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public through our internet website at or on the SEC’s website at http://www.sec.gov. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to this offering. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF MCGRAW-HILL

EDUCATION, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of McGraw-Hill Education, Inc. and its subsidiaries

We have audited the accompanying consolidated balance sheets of McGraw-Hill Education, Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for the years ended December 31, 2016, 2015 and 2014. Our audits also included the financial statement schedules listed on pages F-54 to F-58. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McGraw-Hill Education, Inc. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the years ended December 31, 2016, 2015 and 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

March 21, 2017

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Operations

(Dollars in thousands, except per share data)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue	$1,757,331	$1,829,991	$1,851,590
Cost of sales	429,766	479,604	523,765

Gross profit	1,327,565	1,350,387	1,327,825
Operating expenses
Operating and administration expenses	1,079,165	1,127,455	1,194,253
Depreciation	37,045	30,636	25,999
Amortization of intangibles	90,886	94,156	100,001
Impairment charge	—	—	23,800
Transaction costs	—	—	3,932

Total operating expenses	1,207,096	1,252,247	1,347,985

Operating income (loss)	120,469	98,140	(20,160)
Interest expense (income), net	199,506	192,918	182,199
Loss on extinguishment of debt	26,562	—	—
Other (income) expense	—	(4,779)	(8,420)

(Loss) income from operations before taxes on income	(105,599)	(89,999)	(193,939)
Income tax provision	8,518	4,925	110,678

Net (loss) income from continuing operations	(114,117)	(94,924)	(304,617)
Net (loss) income from discontinued operations, net of taxes	(1,905)	(76,338)	(18,157)

Net (loss) income	$(116,022)	$(171,262)	$(322,774)
Less: Net loss attributable to noncontrolling interests	—	—	299

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(116,022)	$(171,262)	$(322,475)

Net (loss) earnings per share from continuing operations, basic and diluted	$(10.82)	$(9.07)	$(29.35)
Net (loss) earnings per share	$(11.00)	$(16.36)	$(31.10)
Weighted average shares outstanding, basic and diluted	10,542	10,467	10,368

See accompanying notes to the consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net (loss) income	$(116,022)	$(171,262)	$(322,774)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(6,115)	(20,447)	(21,066)

Comprehensive (loss) income	$(122,137)	$(191,709)	$(343,840)

Less: Comprehensive loss attributable to noncontrolling interest	—	—	299

Comprehensive (loss) income attributable to McGraw-Hill Education, Inc.	$(122,137)	$(191,709)	$(343,541)

See accompanying notes to the consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Balance Sheets

(Dollars in thousands)

	December 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$418,753	$553,194
Accounts receivable, net of allowance for doubtful accounts of $14,086 and $18,212 and sales returns of $121,951 and $150,511 as of December 31, 2016 and December 31, 2015, respectively	265,764	269,095
Inventories, net	174,659	169,425
Prepaid and other current assets	101,065	82,872

Total current assets	960,241	1,074,586
Pre-publication costs, net	161,385	145,577
Property, plant and equipment, net	96,704	95,316
Goodwill	492,115	488,956
Other intangible assets, net	741,828	817,928
Investments	5,363	6,368
Deferred income taxes	11,261	10,642
Other non-current assets	107,129	82,918

Total assets	$2,576,026	$2,722,291

Liabilities and equity (deficit)
Current liabilities
Accounts payable	$129,491	$173,011
Accrued royalties	117,268	125,997
Accrued compensation	61,706	73,844
Deferred revenue	333,534	296,453
Current portion of long-term debt	15,750	81,620
Other current liabilities	121,469	139,986

Total current liabilities	779,218	890,911
Long-term debt	2,329,506	2,053,175
Deferred income taxes	13,899	15,327
Long-term deferred revenue	512,787	394,670
Other non-current liabilities	27,003	14,594

Total liabilities	3,662,413	3,368,677
Commitments and contingencies (Note 18)
Stockholders’ equity (deficit)
Preferred stock, par value $0.01 per share; 1,000,000 shares authorized, 100,000 issued and 37,500 and 62,500 outstanding as of December 31, 2016 and December 31, 2015, respectively	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized, 10,606,117 and 10,502,888 shares issued as of December 31, 2016 and December 31, 2015, respectively; and 10,567,864 and 10,491,327 shares outstanding as of December 31, 2016 and December 31, 2015, respectively	104	104
Additional paid in capital	—	67,797
Treasury stock, 38,253 and 11,561 shares as of December 31, 2016 and December 31, 2015, respectively	(6,727)	(2,164)
Accumulated deficit	(1,021,927)	(660,401)
Accumulated other comprehensive loss	(57,837)	(51,722)

Total stockholders’ equity (deficit)	(1,086,387)	(646,386)

Total liabilities and equity (deficit)	$2,576,026	$2,722,291

See accompanying notes to the consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Operating activities
Net (loss) income from continuing operations	$(114,117)	$(94,924)	$(304,617)
Net (loss) income from discontinued operations, net of taxes	(1,905)	(76,338)	(18,157)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation (including amortization of technology projects)	37,045	31,574	28,637
Amortization of intangibles	90,886	94,156	99,578
Amortization of pre-publication costs	74,150	90,932	84,580
Gain on sale of PP&E	—	—	(1,091)
Loss on extinguishment of debt	26,562	—	—
Loss on discontinued operations	—	42,823	—
Provision for losses on accounts receivable	722	5,223	8,071
Inventory obsolescence	19,579	25,278	28,312
Deferred income taxes	(2,046)	(7,079)	101,664
Stock-based compensation	11,177	14,111	14,702
Amortization of debt discount	7,522	5,288	5,089
Amortization of deferred financing costs	30,690	13,924	12,949
Restructuring charges	17,615	20,139	30,707
Impairment charges	—	—	56,320
Other	4,038	(1,988)	(6,543)
Changes in operating assets and liabilities, net of the effect of acquisitions
Accounts receivable	(3,777)	11,881	17,935
Inventories	(26,817)	(14,178)	17,128
Prepaid and other current assets	(19,748)	(52,901)	8,787
Accounts payable and accrued expenses	(61,908)	(21,527)	18,121
Deferred revenue	155,758	236,302	155,979
Other current liabilities	(25,487)	(2,904)	(4,503)
Net change in prepaid and accrued income taxes	3,805	379	(3,711)
Net change in operating assets and liabilities	(25,780)	(11,749)	5,004

Cash (used for) provided by operating activities	197,964	308,422	354,941

Investing activities
Investment in pre-publication costs	(89,695)	(99,754)	(90,466)
Capital expenditures	(38,223)	(41,181)	(40,500)
Acquisitions	(11,500)	(6,827)	(60,277)
Proceeds from sale of investments	—	12,500	3,304
Proceeds from dispositions	—	70	11,475
Payment to acquirer	—	(16,571)	—

Cash provided by (used for) investing activities	(139,418)	(151,763)	(176,464)

Financing activities
Borrowings on MHGE Senior Notes	400,000	—	—
Borrowings on Term Loan Facility	1,567,125	—	—
Borrowings on MHGE PIK Toggle Notes	—	99,981	396,000
Payment of Term Loan Facility	(7,875)	—	—
Payment of MHGE Senior Secured Notes	(860,003)	—	—
Payment of MHGE Term Loan and MHSE Term Loan	(918,907)	(9,637)	(44,380)
Payment of deferred financing costs	(37,784)	—	—
Payment of capital lease obligations	(3,828)	—	—
Issuance of common stock	—	1,639	455
Repurchase of common stock	(4,563)	(1,654)	(510)
Proceeds from exercise of stock options	482	—	—
Repurchase of vested stock options and restricted stock units	(5,154)	(1,766)	(1,272)
Dividends to common stockholders	(300,629)	(101,268)	(488,978)
Dividend equivalents on vested stock options	(11,106)	—	—
Dividend equivalents on vested restricted stock units	(8,670)	(145)	(199)
Dividends to noncontrolling interests	—	—	(169)
Payment of deferred purchase price	—	—	(53,500)

Cash provided by (used for) financing activities	(190,912)	(12,850)	(192,553)

Effect of exchange rate changes on cash	(2,075)	(4,578)	(2,652)

Net change in cash and cash equivalents	(134,441)	139,231	(16,728)
Cash and cash equivalents at the beginning of the period	553,194	413,963	430,691

Cash and cash equivalents, ending balance	$418,753	$553,194	$413,963

Supplemental disclosures
Cash paid for interest expense	$169,710	$170,251	$143,347
Cash paid for income taxes	7,543	8,029	15,841

See accompanying notes to the consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Changes in Equity (Deficit)

(Dollars in thousands, except per share data)

	Common Stock		Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance at December 31, 2013	10,077,264	$101	$568,775	$—	$(166,664)	$(10,209)	$23,490	$415,493
Issuance of common stock	329,831	3	70,578	—	—	—	—	70,581
Conversion of restricted stock units	34,128	—	—	—	—	—	—	—
Net loss	—	—	—	—	(322,475)	—	(686)	(323,161)
Other comprehensive loss, net of taxes	—	—	—	—	—	(21,066)	—	(21,066)
Acquisition of noncontrolling interest	—	—	(4,815)	—	—	—	(22,635)	(27,450)
Stock-based compensation	—	—	14,702	—	—	—	—	14,702
Dividends to common stockholders	—	—	(488,978)	—	—	—	—	(488,978)
Dividend equivalents on restricted stock units	—	—	(2,200)	—	—	—	—	(2,200)
Dividends to noncontrolling interests	—	—	—	—	—	—	(169)	(169)
Repurchase of common stock	(7,389)	—	—	(510)	—	—	—	(510)
Repurchase of vested stock options and restricted stock units	—	—	(1,272)	—	—	—	—	(1,272)

Balance at December 31, 2014	10,433,834	$104	$156,790	$(510)	$(489,139)	$(31,275)	$—	$(364,030)
Issuance of common stock	34,651	—	2,598	—	—	—	—	2,598
Conversion of restricted stock units	27,014	—	—	—	—	—	—	—
Net loss	—	—	—	—	(171,262)	—	—	(171,262)
Other comprehensive loss, net of taxes	—	—	—	—	—	(20,447)	—	(20,447)
Stock-based compensation	—	—	14,111	—	—	—	—	14,111
Dividends to common stockholders	—	—	(101,898)	—	—	—	—	(101,898)
Dividend equivalents on restricted stock units	—	—	(2,038)	—	—	—	—	(2,038)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—
Repurchase of common stock	(4,172)	—	—	(1,654)	—	—	—	(1,654)
Repurchase of vested stock options and restricted stock units	—	—	(1,766)	—	—	—	—	(1,766)

Balance at December 31, 2015	10,491,327	$104	$67,797	$(2,164)	$(660,401)	$(51,722)	$—	$(646,386)

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Statements of Changes in Equity (Deficit)

(Dollars in thousands, except per share data)

	Common Stock		Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Stockholders' Equity (Deficit)
	Shares	Amount
Issuance of common stock	25,000	—	350	—	—	—	—	350
Conversion of restricted stock units	61,146	—	—	—	—	—	—	—
Net loss	—	—	—	—	(116,022)	—	—	(116,022)
Other comprehensive loss, net of taxes	—	—	—	—	—	(6,115)	—	(6,115)
Stock-based compensation	—	—	8,973	—	2,204	—	—	11,177
Dividends to common stockholders	—	—	(65,166)	—	(235,463)	—	—	(300,629)
Dividend equivalents on vested stock options	—	—	(1,586)	—	(9,450)	—	—	(11,036)
Dividend equivalents on restricted stock units	—	—	(1,577)	—	(1,371)	—	—	(2,948)
Exercise of stock options	17,083	—	482	—	—	—	—	482
Repurchase of common stock	(26,692)	—	—	(4,563)	—	—	—	(4,563)
Repurchase of vested stock options and restricted stock units	—	—	(9,273)	—	(1,424)	—	—	(10,697)

Balance at December 31, 2016	10,567,864	$104	$—	$(6,727)	$(1,021,927)	$(57,837)	$—	$(1,086,387)

See accompanying notes to the consolidated financial statements.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

1.	Basis of Presentation and Accounting Policies

On March 22, 2013, MHE Acquisition, LLC (“AcquisitionCo”), a wholly-owned subsidiary of McGraw-Hill Education, Inc., (formerly known as Georgia Holdings, Inc.) (the “Company”, the “Successor” or the “Parent”), acquired all of the outstanding equity interests of certain subsidiaries of The McGraw-Hill Companies, Inc. (“MHC”) pursuant to a Purchase and Sale Agreement, dated November 26, 2012 and as amended March 4, 2013, for $2,184,071 in cash (the “Acquired Business”). The Acquired Business included all of MHC’s educational materials and learning solutions business, which is comprised of (i) the Higher Education, Professional, and International Group (the “HPI business”), which includes post-secondary education and professional products both in the United States and internationally and (ii) the School Education Group business (the “SEG business”), which includes school and assessment products targeting students in the pre-kindergarten through secondary school market. We refer to the purchase of the Acquired Business and the related financing transactions as the “Founding Acquisition”. Following the Founding Acquisition, MHC is now known as S&P Global, Inc.

As of completion of the Founding Acquisition, Apollo Global Management LLC (the “Sponsors”), certain co-investors and certain members of management directly or indirectly owned all of the equity interests of AcquisitionCo. In connection with the Founding Acquisition, a restructuring was completed, the result of which was that the HPI business and the SEG business became held by separate wholly owned subsidiaries of MHE US Holdings LLC. The HPI business became held by McGraw-Hill Global Education Intermediate Holdings, LLC (“MHGE Holdings”) and its wholly owned subsidiary McGraw-Hill Global Education Holdings, LLC (“MHGE”), while the SEG business became held by McGraw-Hill School Education Intermediate Holdings, LLC (“MHSE Holdings”) and its wholly owned subsidiary McGraw-Hill School Education Holdings, LLC (“MHSE”). In addition, concurrently with the closing of the Founding Acquisition, MHGE and MHSE entered into certain credit facilities which are described in Note 3—The Founding Acquisition. Neither MHGE nor its parent companies guaranteed or provided collateral to the financing of MHSE, and MHSE did not guarantee or provide collateral to the financing of MHGE or its parent companies. The terms “we,” “our,” and “us” used herein refer to the Company.

On May 4, 2016, the Company completed a refinancing of its then existing indebtedness, including a reorganization such that MHSE Holdings became a direct subsidiary of MHGE. These transactions are further described in Note 10—Debt.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and all significant intercompany transactions and balances have been eliminated. In the opinion of management, the accompanying consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.

We record noncontrolling interests in our consolidated financial statements to recognize the minority ownership interest in certain subsidiaries. Noncontrolling interests in the earnings and losses of these subsidiaries represent the share of net income or loss allocated to our consolidated entities.

Seasonality and Comparability

Our revenues, operating profit and operating cash flows are affected by the inherent seasonality of the academic calendar, which varies by country. Changes in our customers’ ordering patterns may impact the comparison of

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

our results in a quarter with the same quarter of the previous year, or in a fiscal year with the prior fiscal year, where our customers may shift the timing of material orders for any number of reasons, including, but not limited to, changes in academic semester start dates or changes to their inventory management practices.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, inventories, pre-publication costs, accounting for the impairment of long-lived assets (including other intangible assets), goodwill and indefinite-lived intangible assets, restructuring, stock-based compensation, income taxes and contingencies. Management further considers the accounting policy with regard to the purchase price allocation to assets and liabilities to be critical. This accounting policy, as more fully described in Note 3—The Founding Acquisition, encompasses significant judgments and estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of interest bearing demand deposits with daily liquidity, money market and time deposits. The balance also includes cash that is held by the Company outside the United States to fund international operations or to be reinvested outside of the United States. The investments and bank deposits are stated at cost, which approximates market value and were $418,753 and $553,194 as of December 31, 2016 and December 31, 2015, respectively. These investments are not subject to significant market risk.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.

Allowance for Doubtful Accounts and Sales Returns

The allowance for doubtful accounts and sales returns reserves methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, among other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The allowance for sales returns is a significant estimate, which is based on historical rates of return and current market conditions. The provision for sales returns is reflected as a reduction to “Revenues” in our consolidated statements of operations. Sales returns are charged against the reserve as products are returned to inventory. Accounts receivable losses for bad debt are charged against the allowance for doubtful accounts when the receivable is determined to be uncollectible. The change in the allowance for doubtful accounts is reflected as part of operating and administrative expenses in our consolidated statement of operations.

Concentration of Credit Risk

As of December 31, 2016 and December 31, 2015, two customers comprised 25% and 29% of the gross accounts receivable balance, respectively, which is reflective of concentration and seasonality in our industry. In addition,

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

the Company mitigates concentration of credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers and by periodically entering into arrangements with third parties who have agreed to purchase our accounts receivables of certain customers in the event of the customer’s financial inability to pay, subject to certain limitations.

The Company had no single customer that accounted for 10% of our gross revenue for the years ended December 31, 2016 and 2014. The Company had one customer that accounted for 10% of gross revenue for the year ended December 31, 2015, which are included within the Higher Education and International segment revenues. The loss of, or any reduction in sales from, a significant customer or deterioration in their ability to pay could harm our business and financial results.

Inventories

Inventories, consisting principally of books, are stated at the lower of cost (first-in, first-out) or market value. The majority of our inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in operating and administration expenses. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.

Pre-publication Costs

Pre-publication costs include both the cost of developing educational content and the development of assessment solution products. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title over its estimated useful life of up to six years, with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for pre-publication costs are charged as a component of operating and administration expenses. In evaluating recoverability, we consider management’s current assessment of the marketplace, industry trends and the projected success of programs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation as of December 31, 2016 and December 31, 2015. Depreciation and amortization are recorded on a straight-line basis, over the assets’ estimated useful lives. Buildings have an estimated useful life, for purposes of depreciation, from ten to forty years. Furniture, fixtures and equipment are depreciated over periods not exceeding twelve years. Leasehold improvements are amortized over the life of the lease or the life of the assets, whichever is shorter. The Company evaluates the depreciation periods of property, plant and equipment to determine whether events or circumstances warrant revised estimates of useful lives.

Royalty Advances

Royalty advances are initially capitalized and subsequently expensed as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff reviews its portfolio of royalty advances at a minimum quarterly to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that we believe is not recoverable is expensed. The net amount of royalty advances was $3,430 and $6,637 as of December 31, 2016 and 2015, respectively and are included within other non-current assets in the consolidated balance sheets.

Deferred Technology Costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the period the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method and are included within depreciation in the consolidated statements of operations. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets in the consolidated balance sheets and are presented net of accumulated amortization. Gross deferred technology costs were $93,234 and $69,152 as of December 31, 2016 and December 31, 2015, respectively. Accumulated amortization of deferred technology costs were $42,427 and $26,917 as of December 31, 2016 and December 31, 2015, respectively.

Accounting for the Impairment of Long-Lived Assets (Including Other Intangible Assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets held for sale are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no impairments of long-lived assets for the years ended December 31, 2016, 2015 and 2014.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in a business combination. Indefinite-lived intangible assets consist of the Company’s acquired brands. Goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment annually during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have four reporting units, Higher Education, K-12, International, and Professional with goodwill and indefinite-lived intangible assets that are evaluated for impairment.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

We initially perform a qualitative analysis evaluating whether there are events or circumstances that provide evidence that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units or indefinite-lived intangible assets are less than their respective carrying amounts we perform a two-step quantitative impairment test.

During the first step, the estimated fair value of the reporting units are compared to their carrying value including goodwill and the estimated fair value of the intangible assets is compared to their carrying value. Fair values of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow analysis, and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The discounted free cash flow analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. Fair values of indefinite-lived intangible assets are estimated using avoided royalty discounted free cash flow analyses. Significant judgments inherent in these analyses include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the discounted free cash flow analyses reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the discounted free cash flow analyses are based upon an estimate of the royalty rates that a market participant would pay to license the Company’s trade names and trademarks.

If the fair value of the reporting units or indefinite-lived intangible assets are less than their carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill or indefinite-lived intangible assets to the carrying value. The fair value of the goodwill or indefinite-lived intangible assets is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit or carrying value of the indefinite-lived intangible asset. If the implied fair value of the goodwill or indefinite-lived intangible assets is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rate and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and for some of the reporting units and indefinite-lived intangible assets could result in an impairment charge, which could be material to our financial position and results of operations.

Fair Value Measurements

In accordance with authoritative guidance for fair value measurements, certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is defined as the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

•	Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In addition, certain assets and liabilities are measured at fair value on a nonrecurring basis. These include assets, such as property, plant and equipment (see Note 8), which have been written down to fair value, during the year ended December 31, 2014, as the result of an impairment.

Foreign Currency Translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the U.S. operations or where a majority of revenue and/or expenses is USD denominated, the United States dollar is the functional currency. For local currency operations, assets and liabilities are translated into United States dollars using end-of-period exchange rates, and revenue and expenses are translated into United States dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of equity.

Stock-Based Compensation

The Company issues stock options and other stock-based compensation to eligible employees, directors and consultants and accounts for these transactions under the provisions of Accounting Standards Codification “ASC” 718, Compensation—Stock Compensation. For equity awards, total compensation cost is based on the grant date fair value. For liability awards, total compensation cost is based on the fair value of the award on the date the award is granted and is remeasured at each reporting date until settlement. For performance-based options issued, the value of the instrument is measured at the grant date as the fair value of the common stock and expensed over the vesting term when the performance targets are considered probable of being achieved. The Company recognizes stock-based compensation expense for all awards, on a straight-line basis, over the service period required to earn the award, which is typically the vesting period.

Revenue Recognition

Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured.

Arrangements with multiple deliverables

Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not determinable based on stand-alone selling price, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered. Because we determine the basis for allocating consideration to each deliverable primarily on prices experienced from completed sales, the portion of

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

consideration allocated to each deliverable in a multiple deliverable arrangement may increase or decrease depending on the most recent selling price of a comparable product or service sold on a stand-alone basis. For example, as the demand for, and prevalence of, digital products increases, as new sales occur we may be required to increase the amount of consideration allocable to digital products included in multiple deliverable arrangements because the fair value of such products or services may increase relative to other products or services bundled in the arrangement. Conversely, in the event that demand for our print products decreases, thereby causing us to experience reduced prices on our print products, we may be required to allocate less consideration to our print products in our arrangements that include multiple deliverables.

Subscription-based products

Subscription income is recognized over the related subscription period that the subscription is available and is used by the customer. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period. Included among the underlying assumptions related to our estimates that impact the recognition of subscription income is the extent of our responsibility to provide access to our subscription-based products, and the extent of complementary support services customers demand to access our products.

Service arrangements

Revenue relating to arrangements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. Such arrangements may include digital products bundled with traditional print products, obligations to provide products and services in the future at no additional cost, and periodic training pertinent to products and services previously provided. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services’ stand-alone selling price and recognize revenue as earned as the services are delivered.

Shipping and Handling Costs

All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of cost of sales. We recognized $22,714, $26,032 and $30,010 in shipping and handling costs for the years ended December 31, 2016, 2015 and 2014, respectively.

Income Taxes

The Company’s operations are subject to United States federal, state and local income taxes, and foreign income taxes.

We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Valuation allowances are established when management determines that it is more-likely-than not that some portion or all of the deferred tax asset will not be realized. Management evaluates the weight of both positive and negative evidence in determining whether a deferred tax asset will be realized. Management will look to a history of losses, future reversal of existing taxable temporary differences, taxable income in carryback years, feasibility of tax planning strategies, and estimated future taxable income. The valuation allowance can also be affected by changes in tax laws and changes to statutory tax rates.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

We prepare and file tax returns based on management’s interpretation of tax laws and regulations. As with all businesses, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax assessments based on differences in interpretation of the tax law and regulations. We adjust our estimated uncertain tax positions reserves based on audits by and settlements with various taxing authorities as well as changes in tax laws, regulations, and interpretations. We recognize interest and penalties on uncertain tax positions as part of interest expense and operating expenses, respectively.

Contingencies

We accrue for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred. Neither an accrual nor disclosure is required for losses that are deemed remote.

Earnings (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Standards

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, “Statement of Cashflows (Topic 230) Classification of Certain Cash Receipts and Cash Payments.” which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. The standard is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718).” This standard makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. This standard also clarifies the statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” This ASU requires that a lessee record an operating lease in the balance sheet with a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. This standard is effective for annual and interim periods

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

beginning after December 15, 2018, with early adoption permitted. Adoption of this standard will be on a modified retrospective approach, which includes a number of optional practical expedients that the Company may elect to apply. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330) Related to Simplifying the Measurement of Inventory,” that applies to all inventory except that which is measured using last-in, first-out (LIFO) or the retail inventory method. Inventory measured using first-in, first-out (FIFO) or average cost is within the scope of the new guidance and should be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO of the retail inventory method. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new guidance should be applied prospectively, and earlier application is permitted as of the beginning of an interim or annual reporting period. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which supersedes most of the current revenue recognition requirements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers are also required. Entities must adopt the new guidance using one of two retrospective application methods. In 2016, the FASB issued several amendments to the standard, including principal versus agent considerations when another party is involved in providing goods or services to a customer, the application of identifying performance obligations and licenses of intellectual property. This guidance is effective for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted.

In early 2016, the Company established a cross-functional implementation team consisting of representatives from all of our business segments. The implementation efforts consist of analyzing the impact of the standard on our revenue streams by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to our revenue contracts. The Company will transition either using a full retrospective approach or a modified retrospective approach. While the Company is currently evaluating the method of adoption and the impact of the new revenue standard, as amended, on its consolidated financial statements and related disclosures, the Company believes the adoption of the new standard will primarily impact its accounting for direct incremental costs of obtaining its customer contracts. The new standard requires deferral of certain direct incremental costs with amortization consistent with the pattern of transfer of each performance obligation.

Recently issued FASB accounting standard codification updates, except for the above standards, will not have a material impact to the Company’s consolidated financial statements for the period ended December 31, 2016.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

2.	Revision of Previously Issued Consolidated Financial Statements

We have revised our consolidated balance sheet as of December 31, 2015 and our consolidated statement of operations and comprehensive income (loss), consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the periods December 31, 2015 and 2014 and the related notes to the consolidated financial statements (herein referred to as the “Revision”). The Revision corrects the accounting related to K-12 royalty expense associated with digital subscription products. Historically, the Company expensed royalties related to digital subscription products at the time of sale instead of being recognized as a prepaid asset and expensed ratably over the term of the digital subscription period consistent with how digital subscription revenue is recognized. The Company evaluated the impact of these adjustments on prior periods, assessing materiality quantitatively and qualitatively, and concluded that the adjustments were not considered material to any previously issued quarterly or annual financial statements. However, the Company determined that the impact of correcting the adjustments in the current period would be material to 2016. Accordingly, the Company has revised its consolidated financial statements for the years ended December 31, 2015 and 2014. In addition, the Company also corrected other individually and in the aggregate immaterial adjustments as part of this Revision.

Adjustments related to periods prior to January 1, 2014, are reflected as an adjustment of $3,096 reducing previously reported beginning accumulated deficit for the year ended December 31, 2014.

The Company recorded tax adjustments to reflect the impacts of the Revision. See Note 12- Taxes on Income.

The table below summarizes the effects of the Revision in our consolidated statement of operations for the years ended December 31, 2015 and 2014 as follows:

	Year Ended December 31, 2015
	As Reported	Adjustments	As Revised
Revenue	$1,834,581	$(4,590)	$1,829,991
Cost of sales	485,015	(5,411)	479,604

Gross profit	1,349,566	821	1,350,387
Operating expenses
Operating and administration expenses	1,131,123	(3,668)	1,127,455
Depreciation	30,086	550	30,636
Amortization of intangibles	94,156	—	94,156

Total operating expenses	1,255,365	(3,118)	1,252,247

Operating income	94,201	3,939	98,140
Interest expense (income), net	192,643	275	192,918
Other (income) expense	(4,779)	—	(4,779)

(Loss) income from operations before taxes on income	(93,663)	3,664	(89,999)
Income tax provision	5,861	(936)	4,925

Net (loss) income from continuing operations	(99,524)	4,600	(94,924)
Net (loss) income from discontinued operations, net of taxes	(75,675)	(663)	(76,338)

Net (loss) income	$(175,199)	$3,937	$(171,262)

Comprehensive (loss) income	$(195,646)	$3,937	$(191,709)

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

	Year Ended December 31, 2014
	As Reported	Adjustments	As Revised
Revenue	$1,855,779	$(4,189)	$1,851,590
Cost of sales	533,913	(10,148)	523,765

Gross profit	1,321,866	5,959	1,327,825
Operating expenses
Operating and administration expenses	1,194,656	(403)	1,194,253
Depreciation	22,086	3,913	25,999
Amortization of intangibles	104,157	(4,156)	100,001
Impairment charge	23,800	—	23,800
Transaction costs	3,932	—	3,932

Total operating expenses	1,348,631	(646)	1,347,985

Operating income	(26,765)	6,605	(20,160)
Interest expense (income), net	181,890	309	182,199
Other (income) expense	(8,420)	—	(8,420)

(Loss) income from operations before taxes on income	(200,235)	6,296	(193,939)
Income tax provision	112,571	(1,893)	110,678

Net (loss) income from continuing operations	(312,806)	8,189	(304,617)
Net (loss) income from discontinued operations, net of taxes	(18,157)	—	(18,157)

Net (loss) income	$(330,963)	$8,189	$(322,774)

Less: Net loss attributable to noncontrolling interests	299	—	299

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(330,664)	$8,189	$(322,475)

Comprehensive (loss) income attributable to McGraw-Hill Education, Inc.	$(351,730)	$8,189	$(343,541)

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The table below summarizes the effects of the Revision in our consolidated balance sheet as of December 31, 2015 as follows:

	Year Ended December 31, 2015
	As Reported	Adjustments	As Revised
Current assets
Cash and equivalents	$553,194	$—	$553,194
Accounts receivable, net of allowance for doubtful accounts of $18,212 and sales returns of $150,511 at December 31, 2015	269,595	(500)	269,095
Inventories, net	169,425	—	169,425
Prepaid and other current assets	56,657	26,215	82,872

Total current assets	1,048,871	25,715	1,074,586
Prepublication costs, net	147,436	(1,859)	145,577
Property, plant and equipment, net	95,866	(550)	95,316
Goodwill	488,956	—	488,956
Other intangible assets, net	817,928	—	817,928
Investments	6,368	—	6,368
Deferred income taxes non-current	10,531	111	10,642
Other non-current assets	70,133	12,785	82,918

Total assets	$2,686,089	$36,202	$2,722,291

Liabilities and equity (deficit)
Current liabilities
Accounts payable	$181,305	$(8,294)	$173,011
Accrued royalties	98,970	27,027	125,997
Accrued compensation and contributions to retirement plans	75,299	(1,455)	73,844
Deferred revenue	296,453	—	296,453
Current portion of long-term debt	81,620	—	81,620
Other current liabilities	143,511	(3,525)	139,986

Total current liabilities	877,158	13,753	890,911
Long-term debt	2,053,175	—	2,053,175
Deferred income taxes	15,327	—	15,327
Deferred revenue	390,243	4,427	394,670
Other non-current liabilities	14,594	—	14,594

Total liabilities	3,350,497	18,180	3,368,677
Commitments and contingencies (Note 18)
Stockholder’s equity (deficit)
Preferred stock, par value $0.01 per share; 1,000,000 shares authorized, 100,000 issued and 62,500 outstanding as of December 31, 2015	—	—	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized, 10,502,888 shares issued and 10,491,327 outstanding as of December 31, 2015, respectively	104	—	104
Additional paid in capital	63,430	4,367	67,797
Treasury stock, 11,561 shares as of December 31, 2015	(597)	(1,567)	(2,164)
Accumulated deficit	(675,623)	15,222	(660,401)
Accumulated other comprehensive loss	(51,722)	—	(51,722)

Total equity	(664,408)	18,022	(646,386)

Total liabilities and equity (deficit)	$2,686,089	$36,202	$2,722,291

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The table below summarizes the effects of the Revision in our consolidated statement of cash flows for the years ended December 31, 2016 and 2015 as follows:

	Year Ended December 31, 2015
	As Reported	Adjustments	As Revised
Net (loss) income from continuing operations	$(99,524)	$4,600	$(94,924)
Net (loss) income from discontinued operations, net of taxes	(75,675)	(663)	(76,338)
Adjustments to reconcile net loss to net cash provided by operating activities	334,204	177	334,381
Changes in operating assets and liabilities, net of the effect of acquisitions	150,689	(5,386)	145,303

Cash provided by (used for) operating activities	309,694	(1,272)	308,422

Cash (used for) provided by investing activities	(151,763)	—	(151,763)

Cash (used for) provided by financing activities	(14,122)	1,272	(12,850)

Effect of exchange rate changes on cash	(4,578)	—	(4,578)

Net change in cash and cash equivalents	139,231	—	139,231
Cash and cash equivalents at the beginning of the period	413,963	—	413,963

Cash and cash equivalents, ending balance	$553,194	$—	$553,194

	Year Ended December 31, 2014
	As Reported	Adjustments	As Revised
Net (loss) income from continuing operations	$(312,806)	$8,189	$(304,617)
Net (loss) income from discontinued operations, net of taxes	(18,157)	—	(18,157)
Adjustments to reconcile net loss to net cash provided by operating activities	461,409	1,566	462,975
Changes in operating assets and liabilities, net of the effect of acquisitions	223,223	(8,483)	214,740

Cash provided by (used for) operating activities	353,669	1,272	354,941

Cash (used for) provided by investing activities	(176,464)	—	(176,464)

Cash (used for) provided by financing activities	(191,281)	(1,272)	(192,553)

Effect of exchange rate changes on cash	(2,652)	—	(2,652)

Net change in cash and cash equivalents	(16,728)	—	(16,728)
Cash and cash equivalents at the beginning of the period	430,691	—	430,691

Cash and cash equivalents, ending balance	$413,963	$—	$413,963

The Revision adjustments had no impact on the cash and cash equivalents balance as of December 31, 2015 and 2014. The Revision adjustments affecting the consolidated statement of cash flows for December 31, 2015 and 2014, are predominantly included in the Company’s net loss from operations, offset by non-cash adjustments to net (loss) income and changes in operating assets and liabilities. The significant non-cash adjustments primarily include the K-12 deferred royalties associated with digital subscription products. In addition, the Revision resulted in the net(loss) earnings per share from continuing operations, basic and diluted, to change from $(9.46) to $(9.07) and from $(30.09) to $(29.35) for the years ended December 31, 2015 and 2014, respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

3.	The Founding Acquisition

The Founding Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The Founding Acquisition and determination of the fair value of the assets acquired and liabilities assumed was recorded as of March 23, 2013 based on the purchase price of $2,184,071. As a result of the Founding Acquisition, goodwill of $387,478 was recorded on the balance sheet. The Company has finalized the allocation of goodwill to each of its reporting units.

As discussed in Note 1—Basis of Presentation and Accounting Policies, the Founding Acquisition was completed on March 22, 2013 and financed by:

•	Borrowings under MHGE senior secured credit facilities (the “MHGE Facilities”), consisting of a $810,000, 6-year senior secured term loan credit facility (the “MHGE Term Loan”), all of which was drawn at closing and a $240,000, 5-year senior secured revolving credit facility (the “MHGE Revolving Facility”), $35,000 of which was drawn at closing;

•	Issuance by MHGE and McGraw-Hill Global Education Finance, Inc., a wholly owned subsidiary of MHGE, (together with MHGE, the “Issuers”) of $800,000, 9.75% first-priority senior secured notes due 2021 (the “MHGE Senior Secured Notes”);

•	MHSE $150,000, 5 year asset-based revolving credit facility (“MHSE Revolving Facility”), which was undrawn at closing; and

•	Equity contribution of $1,000,000 funded by the Sponsor and co-investors.

The Founding Acquisition occurred simultaneously with the closing of the financing transactions and equity investments described above.

The sources and uses of funds in connection with the Founding Acquisition are summarized below:

Sources
Proceeds from MHGE Term Loan	$785,700
Proceeds from MHGE Revolving Facility	35,000
Proceeds from MHGE Senior Secured Notes	789,096
Proceeds from equity contributions	1,000,000

Total sources	$2,609,796

Uses
Equity purchase price	$2,184,071
Transaction fees and expenses	138,604
Cash	287,121

Total uses	$2,609,796

Purchase Price

The Founding Acquisition was accounted for using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date, with any excess of the purchase price attributed to goodwill. The fair values have been determined based upon assumptions related to the future cash flows, discount rates and asset lives utilizing currently available information. On October 16, 2013, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $31,276. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$25,227
Accounts receivable and other current assets	237,585
Inventory	629,083
Pre-publication costs	110,664
Property, plant and equipment	160,397
Identifiable intangible assets	998,007
Other noncurrent assets	63,076
Accounts payable and accrued expenses	(221,031)
Deferred revenue	(67,799)
Other current liabilities	(64,061)
Deferred income tax liability	(15,846)
Other long-term liabilities	(36,484)
Noncontrolling interests	(22,225)
Goodwill	387,478

Purchase price	$2,184,071

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition.

The fair values of the finite acquired intangible assets is amortized over their useful lives, which is consistent with the estimated useful life considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of the years digits method.

	Fair Value	Useful Lives
Brands	$283,000	Indefinite
Customers	140,000	11-14 years
Content	566,007	8-14 years
Technology	9,000	5 years

Amortization expense of $74,604, $80,752 and $87,242 was recorded in the years ended December 31, 2016, 2015 and 2014, respectively.

The Founding Acquisition was a taxable acquisition of the assets of domestic subsidiaries and a non-taxable acquisition of the stock of international subsidiaries for U.S. income tax purposes. Therefore, a deferred income tax liability of $15,846 was provided for the difference in fair value of international assets and liabilities over the carryover tax basis.

4.	Acquisitions

ALEKS Corporation

On August 1, 2013, the Company acquired all of the outstanding shares of ALEKS Corporation, a developer of adaptive learning technology for the higher education and K-12 education markets. Prior to the acquisition, the Company had a long-term royalty-based partnership with ALEKS Corporation where ALEKS Corporation technology solutions were incorporated into the Company’s Higher Education’s products.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

ALEKS Corporation was acquired for a purchase price of $103,500; of which $50,000 was paid in cash at closing. The remaining $53,500 was paid one year after closing on August 1, 2014 of which $15,000 was held in escrow for six months. The $50,000 paid at closing and subsequent payments were financed by a combination of cash on hand and borrowing under the revolving credit facility. On October 31, 2013, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $1,422. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$9,365
Identifiable intangible assets	40,700
Deferred revenue	(2,754)
Other liabilities	(23,083)
Goodwill	79,272

Purchase price	$103,500

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $79,272 has been assigned to the Higher Education segment of the Company.

The fair values of the acquired intangible assets is amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Trade Name	$5,300	10 years
Customers	7,100	7 years
Technology	28,300	7 years

Amortization expense of $5,587 was recorded in the years ended December 31, 2016, 2015 and 2014, respectively.

Engrade

On February 5, 2014, the Company acquired all of the outstanding shares of Engrade, Inc., an educational technology company operating in the elementary and high school markets. Consideration for the acquisition was 121,103 shares of the Company’s common stock and $5,000 cash. The transaction was valued at $25,588. Of the 121,103 common shares, 20,184 shares that were held in escrow were released on May 6, 2015 to the sellers 15 months after the closing date and 9,129 shares are reserved and are issuable upon a future liquidation event. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition. On June 5, 2014, the working capital adjustment was finalized and the Company’s share of the proceeds of the working capital adjustment was $142.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$1,800
Identifiable intangible assets	5,800
Deferred revenue	(300)
Other liabilities	(1,319)
Goodwill	19,465

Purchase price	$25,446

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $19,465 has been assigned to the K-12 segment of the Company.

The fair values of the acquired intangible assets is amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Trademarks	$1,150	5 years
Customers	600	8 years
Technology	4,050	7 years

Amortization expense of $884, $884 and $810 was recorded in the years ended December 31, 2016, 2015 and 2014, respectively.

LearnSmart

On February 6, 2014, the Company acquired the remaining 80% that it did not already own of LearnSmart, a Danish Company and developer of adaptive learning tools for the higher education market for total consideration of $78,049. Prior to the acquisition, the Company had a long-term royalty-based relationship with LearnSmart. The Company had purchased the other 20% stake in LearnSmart in January 2013. Consideration for the acquisition of the remaining 80% was $29,003 in cash at closing, with the remainder in shares of the Company’s common stock and preferred shares held in escrow, of which 50% are subject to conversion into the Company’s common stock ratably upon each anniversary date beginning December 31, 2014 through December 29, 2017. The remaining 50% are subject to an earn-out based on several financial measures which we expect to be met and therefore all earn out preferred shares have been valued in additional paid in capital.

Pursuant to the purchase agreement, consulting payments are due to the founders of LearnSmart of $9,800 for a designated project and deliverable, of which $2,700 is contingent upon a successful completion of a project deliverable and $5,000 expense reimbursement over a four year period. These costs are expensed as incurred.

There was a gain of $7,329 recorded in other income for the year ended December 31, 2014, reflecting a fair value adjustment based on the purchase price of the additional 80% interest on the original 20% stake of which the fair value is $15,866, making the total transaction value equal to $93,915. The Company determined the acquisition date fair value of the previously held equity interest in LearnSmart using the income approach, including consideration of a control premium, which requires the Company to make estimates and assumptions

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

regarding future cash flows. On July 18, 2014, the working capital adjustment was finalized and the Company’s payment for the working capital adjustment was $959. The Company has finalized the determination of the fair values of the assets acquired and liabilities assumed upon acquisition.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Tangible assets	$1,969
Identifiable intangible assets	44,800
Other liabilities	(7,609)
Goodwill	54,755

Purchase price	$93,915

Residual goodwill consists primarily of an assembled workforce and other intangible assets that do not qualify for separate recognition as well as synergies that are expected to arise as a result of the acquisition. Due to the form of the acquisition, none of the purchase price was allocated to goodwill for tax purposes. The goodwill of $54,755 has been assigned to the Higher Education segment of the Company.

The fair values of the acquired intangible assets is amortized on a straight-line basis over their useful lives which is consistent with the estimated useful life considerations used in determining their fair values.

	Fair Value	Useful Lives
Technology	$42,200	7 years
Non-Compete	2,600	4 years

Amortization expense of $5,378, $5,237 and $6,099 was recorded in the years ended December 31, 2016, 2015 and 2014, respectively.

Ryerson

On June 17, 2014, the Company acquired the remaining 30% interest in McGraw-Hill Ryerson Limited, its Canadian subsidiary, and now owns all of the outstanding shares of the operation. The aggregate purchase price was approximately $27,450. The excess of the purchase price over the value of the noncontrolling interest of $4,815 was recognized as an adjustment to additional paid in capital. The Company determined the fair value of the previously held equity interest in Ryerson using an active market price on the date of acquisition.

Redbird

On September 30, 2016, the Company completed the acquisition of Redbird Advanced Learning, LLC (“Redbird”), a digital personalized learning company that offers courses in K-12 math, language arts and writing and virtual professional development programs for educators. The aggregate purchase price was $12,000, of which $11,500 was paid in cash on closing subject to a working capital adjustment. The Company has preliminary allocated the purchase price of Redbird to acquired net assets, goodwill and intangibles pending the completion of the valuation of assets and liabilities assumed. The final assets and liabilities fair values are not expected to be material to the Company’s consolidated financial statements.

5.	Other Income

During the year ended December 31, 2015, the Company recorded a gain of $4,779 within other income in the consolidated statement of operations related to the sale of an investment in an equity security.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

During the year ended December 31, 2014, the Company recorded a gain of $8,420 within other income in the consolidated statement of operations. This related to the gain of $1,091 from the sale of two parcels of land in Columbus, Ohio in November 2014 and the gain of $7,329 recognized on the acquisition of the remaining 80% equity interest in LearnSmart as further described in Note 4—Acquisitions.

6.	Discontinued Operations

On June 30, 2015, the Company entered into a definitive agreement and consummated the sale of substantially all of the assets and certain liabilities of the Company’s wholly-owned CTB business to Data Recognition Corporation (“DRC”). The Company provided funding in lieu of delivering working capital to the Seller of approximately $6,571 at closing and a subsequent payment of $10,000 in the fourth quarter of 2015. In addition, the Company is entitled to receive an earn-out in the event that the performance of the CTB business exceeds certain thresholds over a five year period as defined in the agreement. During the year ended December 31, 2015, adjustments to amounts previously reported in discontinued operations were recognized. These primarily included post-closing adjustments to the loss on sale, employee obligations directly related to the divestiture and penalty contingencies that directly related to the operations of the CTB business prior to its divestiture. We have historically considered CTB a separate operating and reportable segment, consistent with the manner in which the Chief Operating Decision Maker (“CODM”) views the business. As the divestiture of the CTB business represents a strategic shift that will have a major effect on the Company’s operations and financial results, operating results, pre-publication investment and amortization, depreciation, and stock-based compensation for the CTB business are presented as discontinued operations separate from the Company’s continuing operations for all periods presented.

The following tables include major line items constituting net (loss) income from discontinued operations, net of taxes:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue	$—	$65,871	$180,092
Cost of sales	—	(45,505)	(95,346)
Operating expenses	(1,905)	(96,674)	(101,903)

(Loss) income from discontinued operations	(1,905)	(76,308)	(17,157)
Income tax benefit (provision)	—	(30)	(1,000)

Net (loss) income from discontinued operations, net of taxes	$(1,905)	$(76,338)	$(18,157)

The following table includes pre-publication investment costs and significant operating and investing non-cash items included as part of discontinued operations:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Pre-publication investment	$—	$937	$3,381
Pre-publication amortization	—	2,201	1,675
Depreciation	—	938	2,638
Stock-based compensation	—	475	681
Impairment charge	—	—	32,520

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

7.	Inventories

Inventories consist of the following:

	As of
	December 31, 2016	December 31, 2015
Raw materials	$1,999	$1,873
Work-in-progress	1,805	1,898
Finished goods	235,007	246,447

	238,811	250,218
Reserves	(64,152)	(80,793)

Inventories, net	$174,659	$169,425

8.	Property, Plant and Equipment

		As of
	Useful Life	December 31, 2016	December 31, 2015
Furniture and equipment	2-12 years	$75,715	$60,651
Buildings and leasehold improvements	2-40 years	64,867	70,156
Land and land improvements		8,314	8,324

		148,896	139,131

Less: accumulated depreciation and amortization		(52,192)	(43,815)

Total Property, plant and equipment, net		$96,704	$95,316

Depreciation expense related to property, plant and equipment was $21,942, $18,316 and $19,588 for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2014, the Company estimated that the carrying amount of a directly owned building may not be recoverable. In order to reduce the carrying amount of the office building to its estimated fair market value, the Company recorded an impairment charge of $23,800 as of December 31, 2014. The estimated fair value was determined based on an appraisal from an independent valuation specialist and is considered to be Level 3 in the fair value hierarchy.

9.	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable assets and liabilities assumed of businesses acquired. The Company performs an annual impairment test of goodwill and intangible assets with indefinite lives during the fourth quarter and also between annual tests if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit or an indefinite-lived intangible asset below its carrying value.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The following table summarizes the changes in the carrying value of goodwill by reporting segment:

	Higher Education	K-12	International	Professional	Total
As of December 31, 2014	$435,519	$24,373	$4,089	$37,078	$501,059

Adjustment to goodwill	(13,153)	1,050	—	—	(12,103)

As of December 31, 2015	$422,366	$25,423	$4,089	$37,078	$488,956

Adjustment to goodwill	(1,685)	4,844	—	—	3,159

As of December 31, 2016	$420,681	$30,267	$4,089	$37,078	$492,115

Goodwill adjustments in the table relate to acquisitions discussed in Note 3—The Founding Acquisition and Note 4—Acquisitions and includes a $1,685 and $9,991 impact from foreign exchange as of December 31, 2016 and 2015, respectively.

Based on the results of the impairment analysis performed by the Company, there were no impairment charges recognized relating to the goodwill recorded within the Higher Education, K-12, International, or Professional reporting units for the years ended December 31, 2016, 2015 and 2014.

Other Intangible Assets

The following information details the carrying amounts and accumulated amortization of the Company’s intangible assets:

		December 31, 2016				December 31, 2015
	Useful Lives	Gross amount	Accumulated amortization	Foreign exchange	Net amount	Gross amount	Accumulated amortization	Foreign exchange	Net amount
Content	8-14 years	$571,457	$(269,103)	$—	$302,354	$566,007	$(205,938)	$—	$360,069
Brands	Indefinite	284,000	—	—	284,000	283,000	—	—	283,000
Customers	11-14 years	147,700	(41,940)	—	105,760	147,700	(30,717)	—	116,983
Technology	5 years	91,550	(37,419)	(7,882)	46,249	83,550	(25,987)	(5,210)	52,353
Other intangibles	4 to 10 years	9,050	(4,616)	(969)	3,465	9,050	(3,206)	(321)	5,523

Total		$1,103,757	$(353,078)	$(8,851)	$741,828	$1,089,307	$(265,848)	$(5,531)	$817,928

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The fair values of the definite-lived acquired intangible assets are amortized over their useful lives, which is consistent with the estimated useful life of considerations used in determining their fair values. Customer and Technology intangibles are amortized on a straight-line basis while Content intangibles are amortized using the sum of years digits method. The weighted average amortization period is 12.8 years. Amortization expense was $87,230 $92,460, and $100,001 for the years ended December 31, 2016, 2015 and 2014, respectively. The Company’s expected aggregate annual amortization expense for existing intangible assets subject to amortization for each of the years, 2017 through 2022 and thereafter, assuming no further acquisitions or dispositions, is summarized on the following schedule:

Expected Amortization Expense
2017	83,729
2018	75,530
2019	68,653
2020	60,319
2021	45,155
2022 and thereafter	130,620

There were no impairments of indefinite-lived intangible assets for the years ended December 31, 2016, 2015 and 2014.

10.	Debt

Long-term debt consisted of the following:

	As of
	December 31, 2016	December 31, 2015
MHGE Senior Notes	$400,000	$—
Term Loan Facility	1,567,125	—
MHGE PIK Toggle Notes	500,000	500,000
MHGE Senior Secured Notes	—	800,000
MHGE Term Loan	—	673,908
MHSE Term Loan	—	245,000

Total long-term debt outstanding	2,467,125	2,218,908
Less: unamortized debt discount	(69,726)	(27,133)
Less: unamortized deferred financing costs	(52,143)	(56,980)
Less: current portion of long-term debt	(15,750)	(81,620)

Long-Term Debt	$2,329,506	$2,053,175

On May 4, 2016, the Company completed a series of transactions to refinance our then existing indebtedness. These transactions included the issuance of $400,000 aggregate principal amount of 7.875% Senior Notes due 2024 in a private placement (the “MHGE Senior Notes”) and the execution of a credit agreement for $1,925,000 of new senior secured credit facilities (the “Senior Facilities”), consisting of a five-year $350,000 senior secured revolving credit facility (the “Revolving Facility”), which was undrawn at closing, and a six-year $1,575,000 senior secured term loan credit facility (the “Term Loan Facility”).

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The proceeds from the issuance of the MHGE Senior Notes and the Senior Facilities together with cash on hand were used to (i) repurchase and redeem all of the MHGE Senior Secured Notes (ii) repay in full all amounts outstanding under our then existing MHGE Term Loan and MHSE Term Loan and terminate all commitments thereunder, (iii) terminate all commitments under our then existing MHGE Revolving Facility and MHSE Revolving Facility, (v) fund a distribution to the Company’s shareholders and (vi) pay related fees and expenses. We refer to the issuance of the MHGE Senior Notes together with the Senior Facilities and the transactions described in this paragraph collectively as the “Refinancing”.

In addition, concurrently with the Refinancing, the Company completed a reorganization such that MHSE Holdings became a direct subsidiary of MHGE.

The Refinancing was accounted for in accordance with ASC 470 -50, Debt—“Modifications and Extinguishments”. As a result, we incurred a loss on extinguishment of debt of $26,562, consisting of a portion of the redemption premium paid of $14,456 associated with the MHGE Senior Secured Notes and the write-off of unamortized deferred financing fees of $8,686 and original debt discount of $3,420 related to the portion of the debt accounted for as an extinguishment. With respect to the portion of the debt accounted for as a modification, the Company continued to capitalize $46,211 of the unamortized deferred financing fees and $18,323 of the original debt discount. In addition, the Company capitalized $45,547 of the remaining redemption premium paid associated with the MHGE Senior Secured Notes which is included within unamortized debt discount.

Furthermore, we incurred $45,659 of creditor and third-party fees on the MHGE Senior Notes and Senior Facilities, of which, $19,956 were capitalized as deferred financing fees, $7,875 were capitalized as debt discount and $17,828 were expensed and included within interest expense, net in our consolidated statements of operations for the year ended December 31, 2016.

MHGE Senior Notes

On May 4, 2016, MHGE and McGraw-Hill Global Education Finance, Inc. (together with MHGE, the “Issuers”) issued $400,000 in principal amount of the MHGE Senior Notes in a private placement. The MHGE Senior Notes mature on May 15, 2024 and bear interest at a rate of 7.875% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2016.

As of December 31, 2016, the unamortized debt discount and deferred financing costs was $48,670 and $22,169, respectively, which are amortized over the term of the MHGE Senior Notes using the effective interest method.

The Issuers may redeem the MHGE Senior Notes at their option, in whole or in part, at any time on or after May 15, 2019, at certain redemption prices. In addition, prior to May 15, 2019 the Issuers may redeem the MHGE Senior Notes at their option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the MHGE Senior Notes redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any. Notwithstanding the foregoing, from time to time on or prior to May 15, 2019 the Issuers may redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes) in an aggregate amount equal to the net cash proceeds of one or more equity offerings at a redemption price equal to 107.875%, plus accrued and unpaid interest, if any, so long as at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional notes) must remain outstanding after each such redemption.

The MHGE Senior Notes are fully and unconditionally guaranteed by each of MHGE Holdings’ domestic restricted subsidiaries that guarantee the Senior Facilities.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The MHGE Senior Notes contain certain customary negative covenants and events of default. The negative covenants limit MHGE Holdings and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage in transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Holdings assets.

The fair value of the MHGE Senior Notes was approximately $403,000 as of December 31, 2016. The Company estimates the fair value of its MHGE Senior Notes based on trades in the market. Since the MHGE Senior Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the MHGE Senior Notes is approximately 7.25 years.

Senior Facilities

On May 4, 2016, MHGE Holdings entered into the Senior Facilities. The Senior Facilities provide for senior secured financing of up to $1,925,000, consisting of:

•	the Term Loan Facility in an aggregate principal amount of $1,575,000 with a maturity of 6 years; and

•	the Revolving Facility in an aggregate principal amount of up to $350,000 with a maturity of 5 years, including both a letter of credit sub-facility and a swingline loan sub-facility.

Borrowings under the Senior Facilities bear interest at a rate equal to a LIBOR or Prime rate plus an applicable margin, subject to a 1.00% floor in the case of the Term Loan Facility. As of December 31, 2016, the interest rate for the Term Loan Facility was 5%. In addition, the Term Loan Facility was issued at a discount of 0.5%. As of December 31, 2016, the unamortized debt discount and deferred financing costs was $18,308 and $24,423, respectively, which are amortized over the term of the facility using the effective interest method.

As of December 31, 2016, the amount available under the Revolving Facility was $350,000. In addition, we are required to pay a commitment fee of 0.50% per annum to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder.

The Senior Facilities require scheduled quarterly principal payments on the term loans in amounts equal to 0.25% of the original principal amount of the term loans commencing with the end of the first full fiscal quarter ending after the closing date, with the balance payable at maturity.

In addition, the Senior Facilities include customary mandatory prepayment requirements based on certain events such as asset sales, debt issuances, and defined levels of excess cash flow.

All obligations under the Senior Facilities are unconditionally guaranteed by each of MHGE Holdings’ existing and future direct and indirect material, wholly owned domestic subsidiaries. The obligations are secured by substantially all of MHGE Holdings’ assets and those of each subsidiary guarantor, capital stock of the subsidiary guarantors and 65% of the voting capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interests consist of a first priority lien with respect to the collateral.

Our Revolving Facility includes a springing covenant that requires MHGE Holdings, subject to a testing threshold, comply on a quarterly basis with a maximum net first lien senior secured leverage ratio (the ratio of

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

consolidated net debt secured by first-priority liens on the collateral to Adjusted EBITDA) of (a) with respect to the first, third and fourth fiscal quarters of any year, 4.80 to 1.00 and (b) with respect to the second quarter of any fiscal year, 5.25 to 1.00. The testing threshold is satisfied at any time at which the sum of outstanding revolving credit facility loans, swingline loans and certain letters of credit exceeds thirty percent (30%) of commitments under the revolving credit facility at such time.

Adjusted EBITDA reflects EBITDA as defined in the credit agreement governing the Senior Facilities. Solely for the purpose of calculating the springing financial covenant, pre-publication investments should be excluded from the calculation of Adjusted EBITDA.

The Senior Facilities contain certain customary affirmative covenants and events of default. The negative covenants in the Senior Facilities include, among other things, limitations on MHGE Holdings’ and its subsidiaries’ ability to incur additional debt or issue certain preferred shares; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of capital stock or make other restricted payments; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; sell assets; enter into certain transactions with affiliates; enter into sale-leaseback transactions; change their lines of business; restrict dividends from their subsidiaries or restrict liens; change their fiscal year; and modify the terms of certain debt or organizational agreements.

The fair value of the Term Loan Facility was approximately $1,567,125 as of December 31, 2016. The Company estimates the fair value of its Term Loan Facility based on trades in the market. Since the Term Loan Facility does not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the Term Loan Facility is approximately 5.25 years.

MHGE PIK Toggle Notes

On July 17, 2014, MHGE Parent, LLC (“MHGE Parent”) and MHGE Parent Finance, Inc. issued $400,000 aggregate principal amount of the MHGE PIK Toggle Notes in a private placement. The MHGE PIK Toggle Notes were issued at a discount of 1%. The net proceeds were used to make a return of capital to the equity holders of MHGE Parent and pay certain related transaction costs and expenses.

On April 6, 2015, additional aggregate principal amount of $100,000 was issued under the same indenture, and part of the same series, as the outstanding $400,000 of the MHGE PIK Toggle Notes previously issued by MHGE Parent and MHGE Parent Finance, Inc. The proceeds from this private offering were used to make a return of capital to the equity holders of MHGE Parent.

As of December 31, 2016, the unamortized debt discount and deferred financing costs were $2,748 and $5,551, respectively, which are amortized over the term of the MHGE PIK Toggle Notes using the effective interest method.

The MHGE PIK Toggle Notes bear interest at 8.500% for interest paid in cash and 9.250% for in-kind interest, “PIK Interest,” by increasing the principal amount of the MHGE PIK Toggle Notes by issuing new notes. Interest is payable semi-annually on February 1 and August 1 of each year. The first semi-annual interest payment was required to be paid in cash and was paid on February 2, 2015 in the amount of $18,322. In addition, the Company also paid subsequent interest payments in cash in the amount of $21,250 on August 3, 2015, February 1, 2016 and August 1, 2016, respectively. The determination as to whether interest is paid in cash or PIK Interest is determined based on restrictions in the credit agreement governing the Senior Facilities and in the indenture

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

governing the MHGE Senior Notes for payments to MHGE Parent. PIK Interest may be paid either 0%, 50% or 100% of the amount of interest due, dependent on the amount of any restriction. The MHGE PIK Toggle Notes are structurally subordinate to all of the debt of MHGE Holdings and its subsidiaries, are not guaranteed by any of MHGE Holdings or its subsidiaries and are a contractual obligation of MHGE Parent.

The MHGE PIK Toggle Notes are unsecured and are not subject to registration rights.

The MHGE PIK Toggle Notes contain certain customary affirmative covenants and events of default that are similar to those contained in the indenture governing the MHGE Senior Notes. In addition, the negative covenants in the MHGE PIK Toggle Notes limit MHGE Parent and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loan, acquisitions or investments, materially change its business, engage into transactions with affiliates, conduct asset sales, restrict dividends from subsidiaries or restrict liens, or merge, consolidate, sell or otherwise dispose of all or substantially all of MHGE Parent’s assets.

The fair value of the MHGE PIK Toggle Notes was approximately $503,750 and $495,000 as of December 31, 2016 and December 31, 2015, respectively. The Company estimates the fair value of its MHGE PIK Toggle Notes based on trades in the market. Since the MHGE PIK Toggle Notes do not trade on a daily basis in an active market, the fair value estimates are based on market observable inputs based on borrowing rates currently available for debt with similar terms and average maturities (Level 2). As of December 31, 2016, the remaining contractual life of the MHGE PIK Toggle Notes is approximately 2.50 years.

MHGE Senior Secured Notes (Refinanced on May 4, 2016)

The MHGE Senior Secured Notes were issued under an indenture in connection with the Founding Acquisition, on March 22, 2013, in a private placement. Interest on the MHGE Senior Secured Notes was 9.75% per annum and is payable semi-annually in arrears on April 1 and October 1 of each year, with the first payment made on October 1, 2013.

On April 18, 2016, MHGE announced a cash tender offer to purchase up to $800,000 of its MHGE Senior Secured Notes. Holders who validly tendered their MHGE Senior Secured Notes before the early tender deadline on April 29, 2016 received total consideration equal to $1,076 per $1,000 principal amount of the MHGE Senior Secured Notes, plus any accrued and unpaid interest on the MHGE Senior Secured Notes up to, but not including, the payment date. On May 4, 2016, MHGE and McGraw-Hill Global Education Finance, Inc. repurchased approximately $522,269 aggregate principal amount of the MHGE Senior Secured Notes pursuant to the cash tender offer and defeased and discharged the indenture governing the MHGE Senior Secured Notes. MHGE Holdings and McGraw-Hill Global Education Finance, Inc. repurchased or redeemed the remaining MHGE Senior Secured Notes on May 4, 2016. Concurrently with the defeasance and discharge of the indenture, all of the restrictive covenants in the indenture were removed and the collateral securing the MHGE Senior Secured Notes was released.

MHGE Facilities (Refinanced on May 4, 2016)

MHGE, our wholly owned subsidiary, together with MHGE Holdings, entered into the MHGE Facilities, in connection with the Founding Acquisition, on March 22, 2013, that provided senior secured financing of up to $1,050,000, consisting of:

•	the MHGE Term Loan in an aggregate principal amount of $810,000 with a maturity of six years; and

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

•	the MHGE Revolving Facility in an aggregate principal amount of up to $240,000 with a maturity of five years, including both a letter of credit sub-facility and a swingline loan sub-facility.

On May 4, 2015, MHGE Holdings refinanced the MHGE Term Loan in the aggregate principal of $679,000. The revised terms reduced the applicable LIBOR margin from 4.75% to 3.75%, subject to a LIBOR floor of 1%. The interest rate was 4.75% as of December 31, 2015 for the MHGE Term Loan and there were no outstanding borrowings under the MHGE Revolving Facility.

On May 4, 2016, MHGE Facilities were repaid in full and all commitments thereunder terminated in connection with the Refinancing.

MHSE Revolving Facility (Refinanced on May 4, 2016)

MHSE entered into the MHSE Revolving Facility, in connection with the Founding Acquisition, on March 22, 2013, with Bank of Montreal, as Administrative Agent and the other agents and lenders, as parties thereto, that provided senior secured financing of up to $150,000 based on seasonal levels of the collateral base, with a maturity of five years.

The interest rate on the borrowings under the MHSE Revolving Facility was based on LIBOR, plus an applicable margin. There were no outstanding obligations under the MHSE Revolving Facility as of December 31, 2015.

On May 4, 2016, all commitments under the MHSE Revolving Facility were terminated in connection with the Refinancing.

MHSE Term Loan (Refinanced on May 4, 2016)

On December 18, 2013, MHSE Holdings, MHSE, the Lenders, as parties thereto, and Bank of Montreal as Administrative Agent entered into a First-Lien Credit Agreement providing for, amongst other things, the extension of $250,000 of Term B Loan (the “MHSE Term Loan”) to MHSE

The interest rate on the borrowings under the MHSE Term Loan was based on LIBOR or Prime, plus an applicable margin. The interest rate as of December 31, 2015 was 6.25% for the MHSE Term Loan, subject to a LIBOR a floor of 1.25%.

On May 4, 2016, the MHSE Term Loan was repaid in full and all commitments thereunder terminated in connection with the Refinancing.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Scheduled Principal Payments

The scheduled principal payments required under the terms of the MHGE Senior Notes, Senior Facilities and MHGE PIK Toggle Notes were as follows:

As of December 31, 2016
2017	$15,750
2018	15,750
2019	515,750
2020	15,750
2021	15,750
2022 and beyond	1,888,375

2,467,125
Less: Current portion	15,750

$2,451,375

11.	Segment Reporting

The Company manages and reports its businesses in the following segments:

•	Higher Education: Provides instructional content, adaptive learning, assessment and institutional services to students, professors, provosts and presidents in the college, university and postgraduate markets in the United States and around the world.

•	K-12: Provides instructional and supplemental solutions and services to the PreK-12 market. K-12 offers a comprehensive portfolio of educational resources to elementary and secondary schools both in digital and print, with a focus on supporting educators and aligning assessment and instruction to improve student achievement.

•	International: Leverages our global scale, brand recognition and extensive product portfolio to serve educational and professional markets around the world. International pursues numerous product models to drive growth, ranging from reselling primarily Higher Education and Professional offerings to creating locally developed product suites customized for each region.

•	Professional: Provides content and subscription-based information services for the professional business, medical, technical and education/test-preparation communities, including for professionals preparing for entry into graduate programs.

•	Other: Includes certain transactions or adjustments that our CODM considers to be unusual and/or non-operational.

The Company’s business segments are consistent with how management views the markets served by the Company. The CODM reviews their separate financial information to assess performance and to allocate resources. We measure and evaluate our reportable segments based on segment Billings and Adjusted EBITDA and believe they provide additional information to management and investors to measure our performance and evaluate our ability to service our indebtedness. We include the change in deferred revenue to GAAP revenue to arrive at Billings. Billings is a key metric that we use to manage our business as it reflects the sales activity in a given period and provides comparability during this time of digital transition, particularly in the K-12 market, in which our customers typically pay for five to eight-year contracts upfront. Furthermore, Billings incorporates the

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

change in deferred revenue that is reflected in the calculation of Adjusted EBITDA. Therefore, when the Company uses a margin calculation based on Adjusted EBITDA, the margin has to be based on Billings. We exclude from segment Adjusted EBITDA: interest expense (income), net, income tax (benefit) provision, depreciation, amortization and pre-publication amortization and certain transactions or adjustments that our CODM does not consider for the purposes of making decisions to allocate resources among segments or assessing segment performance. Although we exclude these amounts from segment Adjusted EBITDA, they are included in reported consolidated net income (loss) and are included in the reconciliation below.

Billings and Adjusted EBITDA are not presentations made in accordance with U.S. GAAP and the use of the terms, Billings and Adjusted EBITDA, varies from others in our industry. Billings and Adjusted EBITDA should be considered in addition to, not as a substitute for, revenue and net income (loss), or other measures of financial performance derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity.

Segment asset disclosure is not used by the CODM as a measure of segment performance since the segment evaluation is driven by Billings and Adjusted EBITDA. As such, segment assets are not disclosed in the notes to the accompanying consolidated financial statements. The following tables set forth information about the Company’s operations by its segments:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Billings:
Higher Education	$735,623	$824,951	$838,310
K–12	758,473	797,510	734,417
International	295,000	307,932	335,809
Professional	122,100	123,037	127,299
Other	1,706	4,521	3,606

Total Billings(1)	1,912,902	2,057,951	2,039,441

Change in deferred revenue	(155,571)	(227,960)	(187,851)

Total Consolidated Revenue	$1,757,331	$1,829,991	$1,851,590

(1)	The elimination of inter-segment revenues was not significant to the revenues of any one segment.

Adjusted EBITDA:
Higher Education	$233,507	$294,540	$296,105
K–12	136,668	126,902	118,168
International	19,011	33,229	37,603
Professional	33,739	32,193	37,882
Other	(2,298)	(1,274)	(11,846)

Total Adjusted EBITDA	$420,627	$485,590	$477,912

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Reconciliation of Adjusted EBITDA to the consolidated statements of operations is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Total Adjusted EBITDA	$420,627	$485,590	$477,912
Interest (expense) income, net	(199,506)	(192,918)	(182,199)
(Provision) for taxes on income	(8,518)	(4,925)	(110,678)
Depreciation, amortization and pre-publication amortization	(202,081)	(213,523)	(208,905)
Change in deferred revenue	(155,571)	(227,960)	(187,851)
Change in deferred royalties	17,312	10,731	8,117
Restructuring and cost savings implementation charges	(17,080)	(24,766)	(39,888)
Sponsor fees	(3,500)	(3,500)	(3,500)
Impairment charge	—	—	(23,800)
Purchase accounting	—	—	(35,221)
Transaction costs	—	—	(3,932)
Acquisition costs	—	—	(4,376)
Physical separation costs	—	—	(46,716)
Loss on extinguishment of debt	(26,562)	—	—
Other	(28,933)	(22,470)	(30,665)
Pre-publication investment	89,695	98,817	87,085

Net (loss) income from continuing operations	(114,117)	(94,924)	(304,617)
Net (loss) income from discontinued operations, net of taxes	(1,905)	(76,338)	(18,157)

Net (loss) income	$(116,022)	$(171,262)	$(322,774)

Less: Net loss attributable to noncontrolling interests	—	—	299

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(116,022)	$(171,262)	$(322,475)

The following is a schedule of revenue and long-lived assets by geographic region:

	Revenue(1)
	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
United States	$1,470,404	$1,524,970	$1,514,646
International	286,927	305,021	336,944

Total	$1,757,331	$1,829,991	$1,851,590

	Long-lived Assets(2)
	As of December 31, 2016	As of December 31, 2015
United States	$309,161	$335,801
International	42,516	34,604

Total	$351,677	$370,405

(1)	Revenues are attributed to a geographic region based on the location of customer.
(2)	Reflects total assets less current assets, goodwill, intangible assets, investments, deferred financing costs and non-current deferred tax assets.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

12.	Taxes on Income

Income before taxes on income that resulted from domestic and foreign operations is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Domestic operations	$(116,915)	$(96,623)	$(205,923)
Foreign operations	11,316	6,624	11,984

Total income (loss) before taxes	$(105,599)	$(89,999)	$(193,939)

The provision for taxes on income consists of the following:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Federal:
Current	$—	$—	$—
Deferred	420	(740)	87,647

Total federal	420	(740)	87,647

Foreign:
Current	10,632	8,133	11,553
Deferred	(2,963)	(3,513)	(4,562)

Total foreign	7,669	4,620	6,991

State and local:
Current	607	1,045	109
Deferred	(178)	—	15,931

Total state and local	429	1,045	16,040

Total provision (benefit) for taxes	$8,518	$4,925	$110,678

A reconciliation of the U.S. federal statutory tax rate to our effective income tax rate for financial reporting purposes is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Effect of state and local income taxes	(0.3)	(0.8)	(5.4)
Foreign rate differential	0.6	1.4	1.0
Research and development credit	2.9	3.7	0.3
U.S. tax cost of foreign earnings	—	(0.1)	1.0
Inventory contribution	4.6	3.0	3.6
Valuation allowance on deferred tax assets	(51.5)	(37.2)	(106.8)
Previously taxed deferred revenue	1.3	(7.9)	7.9
LearnSmart gain	—	—	1.3
Nontaxable royalty income	1.6	2.0	0.7
Other—net	(2.3)	(4.6)	4.3

Effective income tax rate	(8.1)%	(5.5)%	(57.1)%

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The principal temporary differences between accounting for income and expenses for financial reporting and income tax purposes as of December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015
Deferred tax assets:
Inventory and pre-publication costs	$32,245	$38,016
Doubtful accounts and sales returns reserves	—	7,705
Accrued expenses	3,395	14,396
Intangible and fixed assets	—	16,903
Employee Contribution compensation	22,964	15,004
Deferred revenue	152,404	70,032
Loss carryforwards	155,035	133,119
Other	—	4,876

Total deferred tax assets	366,043	300,051

Deferred tax liabilities:
Investments in subsidiaries	(10,304)	(10,162)
Doubtful accounts and sales returns reserves	(2,843)	—
Intangible and fixed assets	(6,315)	—
Other	(4,712)	—

Total deferred tax liabilities	(24,174)	(10,162)

Net deferred income tax asset (liability) before valuation allowance	341,869	289,889
Valuation allowance	(344,507)	(294,574)

Net deferred income tax asset (liability)	$(2,638)	$(4,685)

Reported as:
Non-current deferred tax assets	11,261	10,642
Non-current deferred tax liabilities	(13,899)	(15,327)

Net deferred income tax asset (liability)	$(2,638)	$(4,685)

For the periods ended December 31, 2016 and December 31, 2015, we made net state, local and foreign income tax payments of $7,543 and $8,029, respectively.

As of December 31, 2016, the Company had U.S. federal net operating loss carryforwards of $335,258 which are subject to expiration in 2033-2036 and charitable contribution carryforwards of $50,753 which are subject to expiration in 2018-2021. The Company also has carryovers for federal research and development credit of $7,478 which are subject to expiration in 2033-2036 and for foreign tax credit of $10,619 which is subject to expiration in 2023-2026.

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not based upon all the current evidence that such deferred income tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future income will be available to use the existing deferred tax assets. A significant piece of objective evidence evaluated was the cumulative book loss incurred which limits the ability to consider other subjective evidence such as future taxable income. On the basis of this evaluation, as of December 31, 2016, a valuation allowance of $344,212 has been recorded for federal and state deferred tax assets including carryover of net operating losses, charitable contributions, research and development credits, and foreign tax credits. The Company will continue to assess the available positive and

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

negative evidence to estimate if sufficient future book income will be available to use the existing tax assets. As a result, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period improve or objective negative evidence in the form of the level of cumulative book losses is reduced, and additional weight may be given to subjective evidence.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations (“Undistributed Earnings”). The Undistributed Earnings, totaling $25,667 as of December 31, 2016, will be used to fund international operations and to make investments outside of the U.S. Quantification of the deferred tax liability, if any, associated with these Undistributed Earnings is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Balance at the beginning of the year	$1,323	$1,316	$1,208
Additions based on tax positions related to the current year	3,713	768	384
Additions for tax positions of prior years	—	—	60
Reduction for tax positions of prior years	(1,162)	(761)	(336)

Balance at end of year	$3,874	$1,323	$1,316

The total amounts of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2016, 2015 and 2014 were $3,874, $1,323 and $1,316, respectively, exclusive of interest and penalties, substantially all of which, if recognized, would impact the effective tax rate. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating and administration expenses, respectively. In addition to the unrecognized tax benefits, as of December 31, 2016, 2015 and 2014, we had $299, $806 and $1,158, respectively, of accrued interest and penalties associated with uncertain tax positions.

Prior to March 22, 2013, the education divisions and subsidiaries joined with MHC and filed separate income tax returns in the U.S. federal, state and local, and foreign jurisdictions which are routinely under audit by different tax authorities. Under the terms of the Founding Acquisition, MHC is contractually liable for income tax assessments for Predecessor periods through March 22, 2013. An indemnification receivable from MHC of $453 and $1,224 has been recorded in non-current assets as of December 31, 2016 and December 31, 2015, respectively, for the unrecognized tax benefit, interest, and penalties related to controlled foreign corporations as taxpayers of record.

McGraw-Hill Education, Inc. is under examination by the Internal Revenue Service as part of the Compliance Assurance Process for tax year 2016. The 2015 federal income tax audit was completed in 2016.

We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. Until formal resolutions are reached with tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material adverse effect on our combined financial statements. The uncertain tax liabilities as of December 31, 2016 are $4,175 of which $461 is included in other non-current liabilities and $3,714 is included in deferred income taxes non-current within the combined balance sheets. The uncertain tax liabilities as of December 31, 2015 were $2,129 of which $1,276 is included in other non-current liabilities and $853 is included in deferred income taxes non-current within the consolidated balance sheets.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Although the timing of income tax audit resolution and negotiations with taxing authorities is highly uncertain, we do not anticipate a significant change to the total amount of unrecognized income tax benefits as a result of audit developments within the next twelve months.

13.	Employee Benefits

A majority of the Company’s employees are participants in voluntary 401(k) plans sponsored by the Company under which the Company matches employee contributions up to certain levels of compensation.

14.	Stock-Based Compensation

The Company issues share based compensation under the Management Equity Plan (the “Plan”) which was established during the quarter ended June 30, 2013. The Plan permits the grant of stock options, restricted stock, restricted stock units and other equity based awards to the Company’s employees and directors. As of December 31, 2016, the Board of Directors of the Company authorized up to 1,033,939 shares under the Plan. The number of shares available for grant under the Plan are 146,974.

Stock options granted generally vest over five years with 50% vesting on cumulative financial performance measures under the Plan and the remaining 50% vest in equal installments, over five years, in each case subject to continued service. Stock options terminate on the earliest of the tenth year from the date of the grant or other committee action, as defined under the Plan. Restricted stock and restricted stock units issued during the year ended December 31, 2014 vest on December 31, 2016, subject to the achievement of certain performance measures and continued service. In relation to restricted stock and restricted stock units issued during the year ended December 31, 2015, 50% vest subject to the achievement of certain performance measures over a three year period, and the remaining 50% vest on December 31, 2017 and in each instance, are subject to continued service. Restricted stock and restricted stock units issued during the year ended December 31, 2016 vest either subject to the achievement of certain performance measures and continued service over a three year period, or vest in equal installments over a three period subject only to continued service.

During the year ended December 31, 2016, the Board of Directors authorized a modification to certain unvested stock options and restricted stock units, which converted their vesting requirements from performance based grants to service based grants. Due to the modification, the Company will recognize incremental compensation expense related to stock options of $7,732, of which $419 was recognized during the year ended December 31, 2016. The remaining $7,313 of compensation expense will be recognized over generally the next three years. The modification of the restricted stock units will not have a material impact on the Company’s statement of operations.

The Company measures compensation cost for share based awards according to the equity method. In accordance with the expense recognition provisions of those standards, the Company amortizes unearned compensation associated with share based awards on a straight-line basis over the vesting period of the option or award. The following table sets forth the total recognized compensation expense related to stock option grants and restricted stock and restricted stock units issuances for all periods presented:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Stock option expense	$8,095	$9,250	$10,128
Restricted stock and unit awards expense	3,082	4,386	3,893

Total stock-based compensation expense	$11,177	$13,636	$14,021

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

An income tax benefit for stock options and restricted stock units was not recognized for the years ended December 31, 2016, 2015 and 2014 as a result of the Company recording a valuation allowance against these tax benefits.

Stock Options

The following table presents a summary of option activity as of December 31, 2016:

	Number of Shares	Weighted- Average Exercise Price Per Share (1)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2013	659,579	$55.93	9.0	$74,027
Granted	197,137	118.23
Exercised	(18,878)	32.76
Forfeited and expired	(142,849)	43.18

Outstanding as of December 31, 2014	694,989	$55.94	8.5	$46,852
Granted	82,000	160.45
Exercised	(5,549)	41.64
Forfeited and expired	(17,376)	93.49

Outstanding as of December 31, 2015	754,064	$62.84	7.7	$103,429
Granted	10,000	200.00
Exercised	(59,722)	38.75
Forfeited and expired	(51,198)	80.83

Outstanding as of December 31, 2016	653,144	$65.80	6.9	$47,713
Vested and expected to vest as of December 31, 2016	653,144	65.80	6.9	47,713
Exercisable as of December 31, 2016	369,557	47.16	6.7	33,336

(1)	As disclosed in Note 19—Related Party Transactions, the Company has paid dividends to common stockholders. The Company’s stock options are issued in accordance to the provisions of the Management Equity Plan, which contains mandatory anti-dilution provisions requiring modification of the options in the event of an equity restructuring, such as the dividends repaid. Accordingly, on payment of each dividend, the exercise price per share of each outstanding option is reduced in an amount equal to the value of the dividend, in compliance with applicable tax laws and regulatory guidance. The Company evaluated the fair value of the stock options following the reduction of the exercise price associated with the dividend issuance as compared to the fair value prior to the modification. As a result, since the fair value of the award after the modification was unchanged, the Company did not record any additional incremental compensation expense associated with the dividends.

The total intrinsic value of stock options exercised during the years ended December 31, 2016, 2015 and 2014 was $8,692, $674 and $1,855, respectively.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

The Company uses the Black-Scholes closed-form option pricing model to estimate the fair value of options granted which incorporates the assumptions as presented in the following table, shown at their weighted-average values:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Expected dividend yield	—%	0%	0%
Expected stock price volatility (a)	35.0%	40.0%	40.0%
Risk-free interest rate (b)	2.0%	1.9%	2.3%
Expected option term (years) (c)	6.25	6.49	6.49

(a)	Expected volatility. The Company bases its expected volatility on a group of companies believed to be a representative peer group, selected based on industry and market capitalization.

(b)	Risk free rate. The risk-free rate for periods within the expected term of the award is based on the U.S. Government Bond yield with a term equal to the awards’ expected term on the date of grant.

(c)	Expected term. Expected term represents the period of time that awards granted are expected to be outstanding. The Company elected to use the “simplified” calculation method, as applicable to companies that lack extensive historical data. The mid-point between the vesting date and the contractual expiration date is used as the expected term under this method.

The weighted-average grant date fair value of the options granted in 2016, 2015 and 2014 were $77.30, $66.41 and $69.81, respectively.

As of December 31, 2016, there was $18,542 of unrecognized compensation expense related to the Company’s grant of nonvested stock options. Unrecognized compensation expense related to nonvested stock options granted to employees is expected to be recognized over a weighted-average period of 2.0 years.

Restricted stock and restricted stock units

The following table presents a summary of restricted stock unit activity as of December 31, 2016:

	Number of Restricted Stock Units	Weighted-Average Grant Date Fair Value
Non-vested as of December 31, 2013	56,650	$100.00
Granted	133,641	140.21
Vested	(33,697)	(127.98)
Forfeited	(9,687)	(122.59)

Non-vested as of December 31, 2014	146,907	$142.16
Granted	60,710	160.45
Vested	(77,006)	(117.09)
Forfeited	(11,839)	(142.63)

Non-vested as of December 31, 2015	118,772	$157.76
Granted	44,147	171.55
Vested	(43,627)	(150.30)
Forfeited	(13,160)	152.38

Non-vested as of December 31, 2016	106,132	$145.95

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

As of December 31, 2016, there was $6,042 of unrecognized compensation expense related to the Company’s grant of nonvested restricted shares and restricted stock units to employees. Unrecognized compensation expense related to nonvested restricted shares and restricted stock units granted to employees is expected to be recognized over a weighted-average period of 1.3 years.

15.	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common stock outstanding, including all potentially dilutive common stock.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of common stock for all periods presented:

(in thousands, except per share data)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Numerator:
(Loss) income from continuing operations	$(114,117)	$(94,924)	$(304,617)
Less: Net loss attributable to noncontrolling interests	—	—	299

Net (loss) income from continuing operations attributable to McGraw-Hill Education, Inc.	(114,117)	(94,924)	(304,318)
(Loss) income from discontinued operations, net of taxes	(1,905)	(76,338)	(18,157)

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(116,022)	$(171,262)	$(322,475)

Denominator:
Basic weighted—average number of shares outstanding	10,542	10,467	10,368
Effect of dilutive securities	—	—	—

Diluted weighted-average number of shares outstanding	10,542	10,467	10,368

Basic and Dilutive EPS:
(Loss) income from continuing operations	$(10.82)	$(9.07)	$(29.35)
(Loss) income from discontinued operations, net of taxes	(0.18)	(7.29)	(1.75)
Net (loss) income attributable to McGraw-Hill Education, Inc.	(11.00)	(16.36)	(31.10)

The number of anti-dilutive shares that have been excluded in the computation of diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 was 409, 290 and 232, respectively.

16.	Restructuring

In order to contain costs and mitigate the impact of current and expected future economic conditions, as well as a continued focus on process improvements, we have initiated various restructuring plans over the last several years. The charges for each restructuring plan, except those included within Other, are classified as operating and administration expenses within the consolidated statements of operations. The restructuring charges included within Other are classified within net (loss) income from discontinued operations, net of taxes.

In certain circumstances, reserves are no longer needed because of efficiencies in carrying out the plans, or because employees previously identified for separation resigned from the Company and did not receive severance or were reassigned due to circumstances not foreseen when the original plans were initiated. In these

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

cases, we reverse reserves through the consolidated statements of operations when it is determined they are no longer needed.

The following table summarizes restructuring information by reporting segment:

	Higher Education	K-12	International	Professional	Other	Total
As of December 31, 2013	$3,179	$—	$3,169	$—	$—	$6,348

Charges:
Employee severance and other personal benefits	14,448	—	5,945	1,781	—	22,174
Other associated costs	—	—	1,973	—	—	1,973
Payments:
Employee severance and other personal costs	(7,289)	—	(4,895)	(291)	—	(12,475)
Other associated costs	—	—	(328)	—	—	(328)

As of December 31, 2014	$10,338	$—	$5,864	$1,490	$—	$17,692

Charges:
Employee severance and other personal benefits	4,079	—	2,557	(40)	12,909	19,505
Other associated costs	—	—	1,515	—	—	1,515
Payments:
Employee severance and other personal costs	(11,612)	—	(6,137)	(1,450)	(3,279)	(22,478)
Other associated costs	—	—	(1,515)	—	—	(1,515)

As of December 31, 2015	$2,805	$—	$2,284	$—	$9,630	$14,719

Charges:
Employee severance and other personal benefits	11,929	821	4,447	418	—	17,615
Payments:
Employee severance and other personal benefits	(5,273)	(333)	(1,809)	(313)	(6,812)	(14,540)

As of December 31, 2016	$9,461	$488	$4,922	$105	$2,818	$17,794

The Company expects to utilize the remaining reserves of $15,441 and $2,353 in 2017 and 2018, respectively.

17.	Transactions with Sponsors

Founding Transactions Fee Agreement

In connection with the Founding Acquisition, Apollo Global Securities, LLC (the “Service Provider”) entered into a transaction fee agreement with MHE US Holdings, LLC and AcquisitionCo (the “Founding Transactions Fee Agreement”) relating to the provision of certain structuring, financial, investment banking and other similar advisory services by the Service Provider to AcquisitionCo, its direct and indirect divisions and subsidiaries, parent entities or controlled affiliates (collectively, the “Company Group”) in connection with the Founding Acquisition and future transactions. The Company paid the Service Provider a one-time transaction fee of $25,000 in the aggregate in exchange for services rendered in connection with structuring the Founding Acquisition, arranging the financing and performing other services in connection with the Founding Acquisition. Subject to the terms and conditions of the Founding Transactions Fee Agreement, an additional transaction fee equal to 1% of the aggregate enterprise value is payable in connection with any merger, acquisition, disposition, recapitalization, divestiture, sale of assets, joint venture, issuance of securities (whether equity, equity-linked, debt or otherwise), financing or any similar transaction effected by a member of the Company Group.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Management Fee Agreement

In connection with the Founding Acquisition, Apollo Management VII, L.P. (the “Advisor”) entered into a management fee agreement with MHE US Holdings, LLC and AcquisitionCo (the “Management Fee Agreement”) relating to the provision of certain management consulting and advisory services to the members of the Company Group. In exchange for the provision of such services, the Advisor will receive a non-refundable annual management fee of $3,500 in the aggregate. Subject to the terms and conditions of the Management Fee Agreement, upon a change of control or an initial public offering (“IPO”) of a member of the Company Group, the Advisor may elect to receive a lump sum payment in lieu of future management fees payable to them under the Management Fee Agreement. For the years ended December 31, 2016, 2015 and 2014, the Company recorded an expense of $3,500 for management fees, respectively.

18.	Commitments and Contingencies

Rental Expense and Lease Obligations

We are committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their economic lives or their lease term. Certain lease arrangements containing escalation clauses covering increased costs for various defined real estate taxes and operating services and the associated fees are recognized on a straight-line basis over the minimum lease period.

Rental expense for property and equipment under all operating lease agreements was $33,933, $31,159 and $32,508, for the years ended December 31, 2016, 2015 and 2014, respectively.

Cash amounts for future minimum rental commitments under existing non-cancelable leases with a remaining term of more than one year are shown in the following table:

	Lease Commitment	Sublease Income	Net Commitment
2017	$35,265	$(1,426)	$33,839
2018	28,616	(1,067)	27,549
2019	18,788	(562)	18,226
2020	8,918	(334)	8,584
2021	2,214	(307)	1,907
2022 and beyond	11,666	(744)	10,922

Total	$105,467	$(4,440)	$101,027

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

Capital Leases

The Company leases office equipment under capital leases that include a purchase option. The lease terms from 24 months to 60 months with the interest rates ranging from 3.2% to 10.1%. The following schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2016.

As of
December 31, 2016
2017	$3,842
2018	4,024
2019	2,771
2020	838
2021	—
2022 and beyond	—

Total minimum lease payments	11,475
Less: amounts related to interest	(1,477)

Present value of net minimum lease payments	$9,998

The current and non-current amounts of the present value of net minimum lease payments are $3,062 and $6,936, respectively.

Legal Matters

In the normal course of business both in the United States and abroad, the Company is a defendant in various lawsuits and legal proceedings which may result in adverse judgments, damages, fines or penalties and is subject to inquiries and investigations by various governmental and regulatory agencies concerning compliance with applicable laws and regulations. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the timing, eventual outcome, or eventual judgment, damages, fines, penalties or other impact of these pending matters will be. We believe, based on our current knowledge, that the outcome of the legal actions, proceedings and investigations currently pending should not have a material adverse effect on the Company’s financial condition.

19.	Related Party Transactions

In the normal course of business, the Company has transactions with its wholly owned consolidated subsidiaries and affiliated entities.

Dividends to Common Stockholders

On May 4, 2016, MHE returned $300,000 or $28.45 per share to the shareholders of the Company from the proceeds received from the Refinancing and cash on hand.

On April 6, 2015, MHGE Parent returned $100,000 or $9.55 per share to the shareholders of the Company from the proceeds received from the issuance of the additional MHGE PIK Toggle Notes.

On December 16, 2014, MHSE Holdings returned $100,000 or $9.61 per share to shareholders of the Company from cash on hand.

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

On July 17, 2014, MHGE Parent returned $388,978 or $37.42 per share to the shareholders of the Company from the proceeds received from the issuance of the MHGE PIK Toggle Notes.

Leader’s Quest Ltd

Leader’s Quest Ltd (“Quest”) is a UK-based non-profit enterprise at which Lindsay Levin is the founder and managing partner. Ms. Levin is the spouse of David Levin, who serves as our President and Chief Executive Officer. Beginning in 2014, the Company entered into an agreement with Quest pursuant to which Quest provided leadership workshops and other leadership training for twelve members of the Company’s executive leadership team. During 2016 and 2015, the Company entered into agreements which Quest will provide additional leadership workshops and other leadership training for additional members of the Company’s leadership team. The Company paid Quest total fees of $180, $293 and $133 during 2016, 2015 and 2014, respectively, in connection with the agreements.

Presidio

The Company entered into a master lease agreement with Presidio Technology Capital, LLC (“Presidio Technology”), a portfolio company of the Sponsors, primarily for the lease of computer equipment and software. For the years ended December 31, 2016, 2015 and 2014, the Company paid Presidio Technology $2,565, $3,268 and $2,746, respectively.

In addition, the Company purchases technology equipment from Presidio Networked Solutions (“Presidio Networked”), a portfolio company of the Sponsors. For the years ended December 31, 2016, 2015 and 2014 the Company paid Presidio Networked $2,706, $2,799 and $753, respectively.

Knovation

Knovation is a privately owned education company that delivers personalized learning solutions to its customers. The Company’s K-12 President is a non-controlling shareholder in Knovation. During 2016, the Company entered into a collaboration agreement with Knovation which provides Engrade users access to the Knovation Content Collection online learning resources. The Company paid Knovation $250 during the year ended December 31, 2016 to cover usage of Knovation’s online resources through June 30, 2017.

20.	Subsequent Events

On February 10, 2017, the Board of Directors authorized (a) the Company to purchase and cause cancellation of a certain amount of the outstanding MHGE PIK Toggle Notes, (b) a dividend of up to $100,000 by MHGE to MHGE Parent in order to provide MHGE Parent with funds for such purpose, (c) the use by MHGE Parent of up to $100,000 to purchase and cancel such MHGE PIK Toggle Notes and (d) the use by MHE of up to $7,000 of its cash on hand to purchase MHGE PIK Toggle Notes and the contribution by MHE to MHGE Parent for cancellation of any MHGE PIK Toggle Notes so purchased.

On February 15, 2017, MHGE paid a dividend of $50,000 to MHGE Parent in order to provide MHGE Parent with funds to purchase outstanding MHGE PIK Toggle Notes. As of March 21, 2017, MHGE Parent and MHE has repurchased a total of $46,911 face value of outstanding MHGE PIK Toggle Notes.

21.	Unaudited Pro Forma Earnings (Loss) Per Share

The unaudited proforma balance sheet and proforma earnings (loss) per share have been presented in accordance with SEC Staff Accounting Bulletin (SAB) Topic 1B.3. Under SAB Topic 1B.3, dividends declared at or in the

McGraw-Hill Education, Inc. and subsidiaries

Notes to the Consolidated Financial Statements

(Dollars in thousands, unless otherwise indicated)

year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the amount of dividends exceeded the amount of earnings during the twelve-month period ended on the balance sheet date. Earnings for the year ended December 31, 2016 consisted of $116,022 of net loss.

Pro forma basic and diluted earnings (loss) per share was computed by adding shares of common stock, representing the number of shares that would be required to generate net proceeds sufficient to pay the dividend of $300,000 paid on May 4, 2016 and deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds. The number of shares that would be required to pay the dividend is based on an estimated initial public offering price of $             per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

Consolidated Statements of Operations

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue	$—	$—	$—
Cost of sales	—	—	—

Gross profit	—	—	—
Operating expenses
Operating and administration expenses	—	—	—
Depreciation	—	—	—
Amortization of intangibles	—	—	—
Equity in income/(loss) of subsidiaries	114,622	167,120	312,115
Transaction costs	1,400	4,142	—

Total operating expenses	116,022	171,262	312,115
Operating (loss) income	(116,022)	(171,262)	(312,115)
Interest expense (income), net	—	—	—
Loss on extinguishment of debt	—	—	—
Other (income) expense	—	—	—

(Loss) income from operations before taxes on income	(116,022)	(171,262)	(312,115)
Income tax provision	—	—	10,360

Net (loss) income attributable to McGraw-Hill Education, Inc.	$(116,022)	$(171,262)	$(322,475)

Comprehensive (loss) income attributable to McGraw-Hill Education, Inc.	$(116,022)	$(171,262)	$(322,475)

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

Consolidated Balance Sheets

	December 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$7,053	$4,510
Prepaid and other current assets	5,039	3,413

Total current assets	12,092	7,923
Other non-current assets	—	256

Total assets	$12,092	$8,179

Liabilities and equity
Current liabilities
Accounts payable	$433	$10,477
Intercompany	28,411	—

Total current liabilities	28,844	10,477
Investment losses in subsidiaries	1,011,798	592,366

Total liabilities	1,040,642	602,843

Stockholders’ equity (deficit)
Common stock	104	104
Additional paid in capital	—	67,797
Treasury stock	(6,727)	(2,164)
Accumulated deficit	(1,021,927)	(660,401)

Total stockholders’ equity (deficit)	(1,028,550)	(594,664)

Total liabilities and stockholders’ equity (deficit)	$12,092	$8,179

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Operating activities
Cash provided by (used for) operating activities	$6,624	$1,306	$2,857

Investing activities
Proceeds on distribution received from subsidiaries	300,000	100,000	100,000

Cash provided by (used for) investing activities	300,000	100,000	100,000

Financing activities
Issuance of common stock	—	1,639	4,281
Repurchase of common stock	(4,563)	(1,654)	—
Exercise of options	482	—	—
Repurchase of vested stock options and restricted stock units	—	(1,766)	(1,272)
Dividends paid	300,000	100,000	100,881

Cash provided by (used for) financing activities	(304,081)	(101,781)	(97,872)

Net change in cash and cash equivalents	2,543	(475)	4,985
Cash and cash equivalents at the beginning of the period	4,510	4,985	—

Cash and cash equivalents, ending balance	$7,053	$4,510	$4,985

1.	Basis of Presentation

McGraw-Hill Education, Inc. (formerly known as Georgia Holdings, Inc.) (the Company) became the ultimate parent of MHE Acquisition, LLC pursuant to the Founding Acquisition on March 22, 2013 discussed in Note 1 of the Notes to the Consolidated Financial Statements. Pursuant to the terms of the credit agreements governing the MHGE Senior Notes, the Term Loan Facility and the MHGE PIK Toggle Notes as discussed in Note 10 of the Notes to Consolidated Financial Statements, the Company and certain of its subsidiaries have restrictions on their ability to, among other things, incur additional indebtedness, pay dividends or make certain intercompany loans and advances. As a result of these restrictions, these parent company financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as restricted net assets of the Company’s subsidiaries (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the Company’s consolidated net assets as of December 31, 2016.

The Company on a standalone basis has accounted for all investments in subsidiaries using the equity method. Under the equity method, the investment in subsidiaries is stated at cost plus contributions and equity in undistributed income (loss) of subsidiaries. The accounting policies used in the preparation of the parent financial statements are generally consistent with those used in the preparation of the consolidated financial statements of the Company. The accompanying condensed financial information should be read in conjunction with the Consolidated Financial Statements and related Notes of McGraw-Hill Education, Inc. and Subsidiaries included in this filing.

The Company was created to facilitate the Founding Acquisition and therefore was not a legal entity in periods prior to March 22, 2013.

Schedule I

McGraw-Hill Education, Inc. and subsidiaries

Condensed Financial Information of Registrant

Parent Company Information

(Dollars in thousands)

2.	Dividends

On May 4, 2016, MHE returned $300,000 or $28.45 per share to the shareholders of the Company from the proceeds received from the Refinancing and cash on hand.

McGraw-Hill Education, Inc. and subsidiaries

Consolidated Financial Statements

(Dollars in thousands)

Schedule II - Valuation and Qualifying Accounts

	Balance at beginning of the year	Additions	Deductions	Balance at end of year
Year ended December 31, 2016
Allowance for Doubtful Accounts	$18,212	$5,230	$(9,356)	$14,086
Allowance for returns	150,511	121,012	(149,572)	121,951
Inventory	80,793	22,559	(39,200)	64,152
Valuation Allowance	294,574	49,933	—	344,507

Year ended December 31, 2015
Allowance for Doubtful Accounts	$20,807	$5,436	$(8,031)	$18,212
Allowance for returns	187,384	25,837	(62,710)	150,511
Inventory	82,902	335,290	(337,399)	80,793
Valuation Allowance	229,444	65,699	(569)	294,574

Year ended December 31, 2014
Allowance for Doubtful Accounts	$20,084	$11,317	$(10,594)	$20,807
Allowance for returns	171,526	348,064	(332,206)	187,384
Inventory	91,465	30,032	(38,595)	82,902
Valuation Allowance	784	229,092	(432)	229,444

Mc Graw Hill Education
Teaching and learning are part art, part science.
We make each learning moment more engaging, efficient, and effective.

Because Learning Changes Everything.™

                Shares

McGraw-Hill Education, Inc.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Until                     (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee		$11,620
FINRA Filing Fee		15,500
Listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify its officers, directors and other corporate agents to the extent and under the circumstances set forth therein. Our second amended and restated certificate of incorporation and second amended and restated bylaws will provide that we will indemnify (and will advance expenses to) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, our second amended and restated certificate of incorporation will eliminate the personal liability of a director to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (or any successor provision thereto); and

•	for any transaction from which the director derived any improper personal benefit.

The above discussion of Section 145 of the Delaware General Corporation Law and of our second amended and restated certificate of incorporation and second amended and restated bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the Delaware General Corporation Law, our second amended and restated certificate of incorporation and second amended and restated bylaws.

As permitted by Section 145 of the Delaware General Corporation Law, we will carry primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under the policies, the insurer, on our behalf, may also pay amounts for which we granted indemnification to our directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants.

On June 28, 2013, we issued 1,062.00 options for our common stock to Mark Wolsey-Paige pursuant to our management incentive plan.

On August 1, 2013, we issued 2,500.00 of our common stock to Mark Wolsey-Paige for aggregate consideration of $250,000.00.

On October 1, 2013, we issued 3,000.00 of our common stock to Damian Giangiacomo for aggregate consideration of $300,000.00.

On October 1, 2013, we issued 63,727.00 options for our common stock to management pursuant to our management incentive plan.

On December 6, 2013, we issued 15,931.00 options for our common stock to management pursuant to our management incentive plan.

On December 17, 2013, we issued 10,714.00 of our common stock to Nexus Consulting LLC for services rendered.

On February 5, 2014, we issued 103,680.69 of our common stock as acquisition consideration in connection with the acquisition of Engrade.

On February 5, 2014, we issued 113,476.55 options for our common stock to management of Engrade in connection with the acquisition of Engrade. Such issuance was exempt from registration pursuant to Rule 701 under the Securities Act.

On February 6, 2014, we issued 200,000.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On April 29, 2014, we issued 150,828.00 options for our common stock to management pursuant to our management incentive plan.

On May 1, 2014, we issued 2,677.91 of our common stock to David Levin for aggregate consideration of $255,244.18.

On May 15, 2014, we issued 588.24 of our common stock to Teresa Martin-Retortillo for aggregate consideration of $100,000.00.

On June 1, 2014, we issued 625.00 options for our common stock to Antonio Villaraigosa pursuant to our management incentive plan.

On July 14, 2014, we issued 588.24 of our common stock to David Wright for aggregate consideration of $100,000.80.

On July 14, 2014, we issued 12,500.00 options for our common stock to David Wright pursuant to our management incentive plan.

On October 3, 2014, we issued 10,000.00 options for our common stock to management pursuant to our management incentive plan.

On December 12, 2014, we issued 13,500.00 options for our common stock to management pursuant to our management incentive plan.

On December 31, 2014 we issued 12,500.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On March 13, 2015, we issued 12,500.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On April 1, 2015, we issued 9,495.00 of our common stock to certain employees for aggregate consideration of $1,614,150.00.

On June 5, 2015, we issued 82,000.00 options for our common stock to management pursuant to our management incentive plan.

On June 15, 2015, we issued 156.00 of our common stock to Sally Shankland for aggregate consideration of $25,030.00.

On December 31, 2015 we issued 12,500.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On March 15, 2016, we issued 12,500.00 of our common stock as acquisition consideration in connection with the acquisition of LearnSmart.

On March 31, 2016, we issued 10,000.00 options for our common stock to management pursuant to our management incentive plan.

On April 1, 2017, we issued 306,000 options for common stock and 2,648 restricted stock units to management pursuant to our management incentive plan.

Except as otherwise noted above, these transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibits

See the Exhibit Index immediately following the signature pages included in this Registration Statement, which is incorporated by reference as if fully set forth herein.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY on April 28, 2017.

MCGRAW-HILL EDUCATION, INC.

By:	/s/ Patrick Milano
	Name:	Patrick Milano
	Title:	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of Itai Wallach and Mark Durante constitutes and appoints Patrick Milano and David Stafford or either of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on April 28, 2017.

Signature	Title

* David Levin	President, Chief Executive Officer and Director (Principal Executive Officer)

* Patrick Milano	Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Assistant Secretary (Principal Financial Officer)

/s/ Mark Durante Mark Durante	Vice President, External Reporting (Principal Accounting Officer)

* Laurence Berg	Director

S-1

Signature	Title

* Nancy Lublin	Director

* Jonathan Mariner	Director

* Antoine Munfakh	Director

* Ronald Schlosser	Director

/s/ Itai Wallach Itai Wallach	Director

* Lloyd G. Waterhouse	Director

* Mark Wolsey-Paige	Director

*By:	/s/ Patrick Milano

Name: Patrick Milano, Attorney-in-Fact

S-2

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Second Amended and Restated Certificate of Incorporation of McGraw-Hill Education, Inc.

3.2*	Second Amended and Restated Bylaws of McGraw-Hill Education, Inc.

4.1*	Indenture, dated as of July 17, 2014, among MHGE Parent, LLC, MHGE Parent Finance, Inc., the Subsidiary Guarantors party thereto from time to time and Wilmington Trust, National Association, as trustee.

4.2*	Indenture, dated as of May 4, 2016, by and among McGraw-Hill Global Education Holdings, LLC, McGraw-Hill Global Education Finance, Inc., the Subsidiary Guarantors party thereto from time to time and Wilmington Trust, National Association, as trustee.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the shares.

10.1*	First Lien Credit Agreement, dated as of May 4, 2016, among McGraw-Hill Global Education Intermediate Holdings, LLC, McGraw-Hill Global Education Holdings, LLC, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and the other parties thereto.

10.2*	Collateral Agreement (First Lien), dated as of May 4, 2016, among McGraw-Hill Global Education Holdings, LLC, Credit Suisse AG, Cayman Islands Branch, as collateral agent, and the other parties thereto.

10.3*	Holdings Guarantee and Pledge Agreement (First Lien), dated as of May 4, 2016, between McGraw-Hill Global Education Intermediate Holdings, LLC and Credit Suisse AG, Cayman Islands Branch, as collateral agent.

10.4*	Subsidiary Guarantee Agreement (First Lien), dated as of May 4, 2016, among the subsidiaries of McGraw-Hill Global Education Holdings, LLC named therein and Credit Suisse AG, Cayman Islands Branch, as collateral agent.

10.5	Management Fee Agreement, dated as of March 22, 2013, among McGraw-Hill Global Education Holdings, LLC and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.6	Retention Agreement, dated August 1, 2012, between McGraw-Hill Education, Inc. and Patrick Milano (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.7	Retention Agreement, dated August 1, 2012, between McGraw-Hill Education, Inc. and David Stafford (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.8*	Amended and Restated McGraw-Hill Education, Inc. Management Equity Plan.

10.9	McGraw-Hill Education Annual Incentive Plan (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.10	Georgia Holdings, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

E-1

Exhibit Number	Description

10.11	Employment Agreement, dated December 14, 2013, between McGraw-Hill Education, LLC and David Levin, as amended by the Amendment, dated March 31, 2014, between McGraw-Hill Education, LLC and David Levin (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.12†	Form of McGraw-Hill Education, Inc. 2016 Omnibus Incentive Plan.

10.13†	Offer Letter, dated July 31, 2012, between McGraw-Hill Education, Inc. and Stephen Laster.

10.14†	Offer Letter, dated February 25, 2013, between McGraw-Hill Education, Inc. and Peter Cohen.

10.15†	Form of Dividend Restricted Stock Unit Grant Certificate under the Amended and Restated McGraw-Hill Education, Inc. Management Equity Plan.

10.16	Form of Nonqualified Stock Option Grant Certificate under the Amended and Restated McGraw-Hill Education, Inc. Management Equity Plan for Tier I Management (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.17	Form of Nonqualified Stock Option Grant Certificate under the Amended and Restated McGraw-Hill Education, Inc. Management Equity Plan for Tier II Management (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.18	Nonqualified Stock Option Grant Certificate, dated May 15, 2013, between Georgia Holdings, Inc. and Lloyd G. Waterhouse (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.18.1	Amendment, dated December 5, 2013, to the Nonqualified Stock Option Grant Certificate, dated May 15, 2013, between Georgia Holdings, Inc. and Lloyd G. Waterhouse (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.19	Nonqualified Stock Option Grant Certificate, dated May 31, 2013, between Georgia Holdings, Inc. and Ronald Schlosser (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.20	Nonqualified Stock Option Grant Certificate, dated June 28, 2013, between Georgia Holdings, Inc. and Mark Wolsey-Paige (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.21†	Amendment to Form of Nonqualified Stock Option Grant Certificate and Restricted Stock Unit Grant Certificate under the Amended and Restated McGraw-Hill Education, Inc. Management Equity Plan.

10.22	Employment Agreement, dated June 6, 2012, between McGraw-Hill Global Education, Inc. and Lloyd G. Waterhouse (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.22.1	First Amendment to Employment Agreement, dated May 15, 2013, between McGraw-Hill Global Education Holdings, LLC and Lloyd G. Waterhouse (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

E-2

Exhibit Number	Description

10.22.2	Second Amendment to Employment Agreement, dated December 5, 2013, between McGraw-Hill Global Education Holdings, LLC and Lloyd G. Waterhouse (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 of McGraw-Hill Global Education Intermediate Holdings, LLC (File No. 333-193697-01)).

10.23†	Amended and Restated Special Bonus Plan, dated November 2, 2015, by and between Peter Cohen and McGraw-Hill Education, Inc.

21.1*	List of Subsidiaries of McGraw-Hill Education, Inc.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1†	Powers of Attorney (included on the signature page to the Registration Statement on Form S-1 of McGraw-Hill Education, Inc., filed on September 4, 2015, Amendment No. 3 thereto, filed on January 13, 2016, Amendment No. 5 thereto, filed on June 13, 2016, and Amendment No. 8 thereto, filed on April 28, 2017 (File No. 333-206774)).

*	To be filed by amendment.
†	Previously filed.

E-3